EXHIBIT 99.120

MINAS DE ORO NACIONAL, S.A. DE C.V.

MULATOS PROJECT

TECHNICAL REPORT UPDATE (2012)

PREPARED FOR:

Minas de Oro Nacional S.A. de C.V.

Calle De Los Pimas _No. 81

RFC: MON-001215-JC0

Col. Parque Industrial

CP 83299

Hermosillo, Sonora, Mexico

PREPARED BY:

Mr. Joseph M. Keane, P.E.

Mr. Marc Jutras, P. Eng.

Mr. Kenneth J. Balleweg, P.Geo., B.Sc., M.Sc.,

Mr. Herb Welhener, MMSA-QPM

Mr. Mark Odell, P.E.

Mr. Russell Browne, P.E.

Ms. Susan Ames, Ph.D, P.Ag., CAC

Ms. Dawn H. Garcia P.G., C.P.G.

K D Engineering

7701 N. Business Park Drive

Tucson, Arizona 85743

Document No. Q419-22-028-01

Project No. 419-22

21 December 2012

KDE FORM No. A263a-7/12/99

K D Engineering

7701 N. Business Park Drive	Telephone: (520) 579-8315
Tucson, AZ 85743	Facsimile: (520) 579-3686
E-Mail: jkeane@kdengco.com

CERTIFICATE of AUTHOR

I, Joseph M. Keane, P.E. do hereby certify that:

1.

I am an Independent Mineral Process Engineering Consultant and contributed to a Technical Report entitled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012 as an associate of the following organization:

K D Engineering

7701 N. Business Park Drive

Tucson, Arizona 85743

Telephone:    520-579-8315

Fax:    520-579-3686

E-Mail:    jkeane@kdengco.com

2.	This certificate applies to the Report titled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012 (the “Technical Report”).

3.

I graduated with a degree of Bachelor of Science in Metallurgical Engineering from the Montana School of Mines in 1962. I obtained a Master of Science in Mineral Processing Engineering in 1966 from the Montana College of Mineral Science and Technology. In 1989 I received a Distinguished Alumni Award from that institution.

4.

I am a member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME #1682600) and the Instituto de Ingenieros de Minas de Chile. I am a registered professional metallurgical engineer in Arizona (#12979) and Nevada (#5462).

5.	I have worked as a metallurgical engineer for a total of 50 years since my graduation from university.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in Nl 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of Nl 43-101.

7.

I am responsible for Sections 1.5, 1.7, 1.8, 2.0, 3.0, 13.0, 17.0 18.0, 21.3 and 21.4, 22.0 and to those portions of 24.0, 25.0 and 26.0 that relate to mineral processing and the overall assembly of the report. I have visited the property on 29 - 31 October 2012.

K D Engineering Co., Inc.

7701 N. Business Park Drive Tucson, AZ 85743	Telephone: (520) 579-8315 Facsimile: (520) 579-3686 E-Mail: jkeane@kdengco.com

8.	I have had prior involvement with the property that is the subject of the Technical Report with the previous report issued in March 2009.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10.

As of the date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites assessable by the public.

Dated this 21st Day of December 2012

Signature of Qualified Person
Joseph M. Keane
Print Name of Qualified Person

K D Engineering

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200	Telephone: (416) 368-9932 ext 409
Toronto, Ontario, Canada	E-Mail: mjutras@alamosgold.com
M5H 3P5

CERTIFICATE of AUTHOR

I, Marc Jutras, P.Eng., M.A.Sc., do hereby certify that:

1.

I am currently employed as Director Mineral Resource for Alamos Gold Inc. located at 130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada. M5H 3P5. I have contributed to a Technical Report entitled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012.

2.	This certificate applies to the Report titled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012 (the “Technical Report”).

3.

I am a graduate of the University of Quebec in Chicoutimi in 1983, and hold a Bachelor’s degree in Geological Engineering. I am also a graduate of the Ecole Polytechnique of Montreal in 1989, and hold a Master’s degree of Applied Sciences in Geostatistics.

4.

I am a registered Professional Engineer (license # 24598) with the Association of Professional Engineers and Geoscientists of the Province of British Columbia. I am also a registered Engineer (license # 38380) with the Order of Engineers of Quebec.

5.	I have worked as a geological engineer for a total of 28 years since my graduation from university.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (Nl 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in Nl 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of Nl 43-101.

7.

I am one of the authors of this Technical Report prepared for Alamos Gold and dated December 21, 2012. I have prepared and am responsible for Section 14 (Mineral Resource Estimates) of the Technical Report. I am also responsible and have overseen the preparation of Section 19 (Market Studies and Contracts). I have visited the property on April 19-25, 2009, and on April 28 – May 2, 2010,

8.	I have had prior involvement with the property that is the subject of the Technical Report with the previous report issued in March 2011.

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200 Toronto, Ontario, Canada M5H 3P5	Telephone: (416) 368-9932 ext. 409 E-Mail: mjutras@alamosgold.com

9.	I am not independent of the Issuer and related companies applying all of the tests in Section 1.5 of the National Instrument 43-101.

10.

As of the date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites assessable by the public.

Dated this 21st Day of December 2012

Signature of Qualified Person
Marc Jutras
Print Name of Qualified Person

Alamos Gold Inc.

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200 Toronto, Ontario, Canada M5H 3P5	Telephone: (416) 368-9932 ext. 409 E-Mail: mjutras@alamosgold.com

CERTIFICATE of AUTHOR

I, Kenneth J. Balleweg, P.Geo., B.Sc., M.Sc., do hereby certify that:

1.

I am currently employed as Mexico Exploration Manager for Alamos Gold Inc. located at 130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada. M5H 3P5. I have contributed to a Technical Report entitled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012.

2.	This certificate applies to the Report titled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012 (the “Technical Report”).

3.	I am a graduate of the Colorado School of Mines and hold a Bachelor’s degree in Geological Engineering (1980), and a Master’s degree in Geology (1990).

4.	I am a Certified Professional Geologist (# 10972) with the American Association of Professional Geologists.

5.	I have worked as a geologist for a total of 32 years since my graduation from university.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.

I am one of the authors of this Technical Report prepared for Alamos Gold and dated December 21, 2012. I have prepared and am responsible for Sections 7, 8, 9, 10, and 11 (Geologic Setting, Deposit Types and Mineralization, Exploration, Drilling, and Sample Preparation, Analysis, and Security) of the Technical Report. I have worked on the property from June – December 1994, 1997-2000, and October 2003 to present.

8.	I have had prior involvement with the property that is the subject of the Technical Report with the previous report issued in June 2004.

9.	I am not independent of the Issuer and related companies applying all of the tests in Section 1.5 of the National Instrument 43-101.

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200 Toronto, Ontario, Canada M5H 3P5	Telephone: (416) 368-9932 ext. 409 E-Mail: mjutras@alamosgold.com

10.

As of the date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites assessable by the public.

Dated this 21st Day of December 2012

Signature of Qualified Person

Kenneth J. Balleweg
Print Name of Qualified Person

INDEPENDENT MINING CONSULTANTS, INC.	3560 E. Gas Road Tucson, Arizona 85714 USA Tel: (520) 294-9861 Fax: (520) 294-9865

CERTIFICATE OF AUTHOR

HERBERT E. WELHENER

I, Herbert E. Welhener of Tucson, Arizona, do hereby certify that as the author of the Technical Report called “Minas de Oro Nacional, S.A. de C.V. – Mulatos Project Technical Report Update” dated 21 December 2012; I hereby make the following statements:

1.	I am currently employed by and carried out this assignment for Independent Mining Consultants, Inc. (IMC) located at 3560 E. Gas Road, Tucson, Arizona, USA, phone number (520) 294-9861.
2.	This certificate applies to the Technical Report titled “Minas de Oro Nacional, S.A. de C.V. – Mulatos Project Technical Report Update” dated 21 December 2012 (the “Technical Report”).
3.	I graduated with a degree from the University of Arizona: Bachelors of Science – Geology, 1973.
4.	I am a Qualified Professional Member (Mining and Ore Reserves) of the Mining and Metallurgical Society of America (#01307QP), a professional association as defined by NI 43-101. As well, I am a Registered Member of the Society of Mining, Metallurgy, and Exploration, Inc. (# 3434330RM).
5.	I have worked as a mining engineer or geologist for 39 years since my graduation from the University of Arizona.
6.	I am familiar with NI 43-101 and by reason of my education, experience and affiliation with a professional association (as defined in NI 43-101) and I am a Qualified Person (as defined in NI 43-101). I am a founding partner, Vice President and Principal Mining Engineer, of Independent Mining Consultants, Inc. since 1983.
7.	I am responsible for Sections 15.1 and 16.1 of the technical report titled “Minas de Oro Nacional, S.A. de C.V. – Mulatos Project Technical Report Update” dated 21 December 2012. I last visited the property on April 30 through May 2, 2010.
8.	I have had prior involvement with the property that is the subject of this Technical Report. The nature of my involvement is as a consultant to Alamos Gold, Inc. and Minas de Oro Nacional, S.A. de C.V. in the preparation of previous mineral reserve estimates and long range planning assistance. I am independent of Alamos Gold, Inc. and Minas de Oro Nacional, S.A. de C.V. as defined by Section 1.5 of NI 43-101.
9.	That, as of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make this Technical Report not misleading.
10.	I have read NI 43-101 and I certify that the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

INDEPENDENT MINING CONSULTANTS, INC.	3560 E. Gas Road Tucson, Arizona 85714 USA Tel: (520) 294-9861 Fax: (520) 294-9865

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites assessable by the public.

Signed and dated 21st day of December, 2012 at Tucson, Arizona

(signed) “Herbert E. Welhener”
Herbert E. Welhener, MMSA-QPM

CERTIFICATE OF AUTHOR

I, Mark A. Odell, P.E., do hereby certify that:

1.

I am an Independent Mining Engineering Consultant and contributed to a Technical Report entitled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012 as an associate of the following organization:

Practical Mining LLC

495 Idaho Street, Suite 205

Elko, Nevada 89801

775-345-3718

markodell@practicalmining.com

2.	This certificate applies to the Report titled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012 (the “Technical Report”).

3.	I am a Registered Professional Mining Engineer in the State of Nevada (#13708), and a Registered Member (#2402150) of the Society for Mining, Metallurgy and Exploration (SME).

4.	I am a graduate of The Colorado School of Mines, Golden Colorado with a Bachelor of Science Degree in Mining Engineering in 1985. I have practiced my profession continuously since 1985.

5.	Since 1985, I have been engaged in engineering and operational capacities for base metal, precious metal and coal mines in both surface and underground environments in North America, Africa and Asia.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my experience and qualifications and good standing with proper designation within a recognized professional organization fully meet the criteria as a Qualified Person as defined under the terms of NI 43-101.

7.	I am responsible for preparing portions of Section 15, Section 16, and Section 21 of the technical report.

8.	I last visited the property on November 13 and 14, 2011.

9.	I am independent of the Issuer within the meaning of Section 1.5 of NI 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that instrument and form.

11.

As at the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

12.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 21st Day of December 2012

Signature of Qualified Person
Mark A. Odell
Print Name of Qualified Person

CERTIFICATE OF AUTHOR

Russell A. Browne, P.E.

I, Russell A. Browne, P.E, do hereby certify that:

1.	I am currently employed as an Associate and Practice Leader for Golder Associates Inc. located at 595 Double Eagle Court, Suite 1000, Reno, Nevada 89521.

2.	I contributed to the Technical Report entitled “Minas de Oro Nacional, S.A. de C.V. – Mulatos Project Technical Update” dated 21 December 2012 (the “Technical Report.”)

3.	I graduated with a Bachelor of Science degree in Civil Engineering from California Polytechnic State University at San Luis Obispo in 1981. I graduated with a Master of Science degree in Civil/Geotechnical Engineering from the University of California at Berkeley in 1985.

4.	I am a registered professional Civil Engineer in the United States of America in Nevada and Washington States and have been a registered Civil Engineer since 1988.

5.	I am a member of the Society for Mining, Metallurgy, and Exploration (SME), and the American Society of Civil Engineers (ASCE)

6.	I have worked as a Civil and Geotechnical Engineer for a total of 30 years since my graduation from university.

7.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“Nl 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in Nl 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of Nl 43-101.

8.	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of Nl 43-101.

9.	I am one of the authors of this Technical Report pertaining to heap leach facility design and operations. I am responsible for heap leach facility discussions and capital cost estimating in Sections 17.2, 21.1, and 26 of the Technical Report.

10.	I have had prior involvement with the property that is the subject of the Technical Report which included technical reviews of the heap leach facilities at Mulatos I visited the Mulatos Mine on April 30 and 31, 2010, and on October 29 and 30, 2012.

11.	As of the date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain the necessary scientific and technical information to make the Technical Report not misleading.

Golder Associates Inc.
595 Double Eagle Court, Suite 1000
Reno, NV 89521 USA
Tel: (775) 828-9604 Fax: (775) 828-9645 www.golder.com
Golder Associates: Operations in Africa, Asia, Australasia, Europe, North America and South America
Golder, Golder Associates and the GA globe design are trademarks of Golder Associates Corporation

2

12.	I have read Nl 43-101, and the portions of the Technical Report for which I am responsible have been prepared in compliance with Nl 43-101 and Form 43-101F1.

13.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated this 21st day of December, 2012

Signature of Qualified Person
Russell A. Browne, P.E.
Golder Associates Inc
595 Double Eagle Court, Suite 1000
Reno, Nevada 89521

Rescan™ Environmental Services Ltd.

CERTIFICATE of AUTHOR

I, Susan E. Ames, P.Ag. do hereby certify that:

1.

I am an Independent Mine Reclamation and Mine Closure Consultant and contributed to a Technical Report entitled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012 as an associate of the following organization:

Rescan Environmental Services Ltd.

Sixth Floor, 1111 West Hastings Street

Vancouver, BC V6E 2J3

Telephone:    604-689-9460

Fax:    604-687-4277

E-Mail:    sames@rescan.com

2.	This certificate applies to the Report titled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012 (the “Technical Report”).

3.

I graduated with a degree of Bachelor of Science in Biology from Dalhousie University, a Master of Science in Soils in the Reclamation of Acid Generating Mine Tailings from University of British Columbia, and a PhD in Resource Management and Environmental Studies from the University of British Columbia.

4.

I am a member of the BC Institute of Agrologists and a past President of the Institute. I am a member of the Canadian Land Reclamation Association. I am the Manager of Reclamation and Mine Closure Planning at Rescan.

5.	I have worked as an environmental consultant for over 25 years with a focus on the mining industry.

6.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am responsible for Sections 20.5 of the above referenced report and the overall assembly of the report. I have visited the property in 2007 and in 2011.

V A N C O U V E R • Y E L L O W K N I F E • D E A S E L A K E • V I C T O R I A • S M I T H E R S • K A M L O O P S • S A S K A T O O N • S E A T T L E

8.

I have had prior involvement with the property that is the subject of the Technical Report with completion of the Closure, Decommissioning, and Reclamation Plan in 2008, the review of the Asset Retirement Obligations (ARO) in 2009, 2010, and 2011, and the update of the Closure, Decommissioning, and Reclamation Plan issued in February 2012.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10.

As of the date of this certificate, to the best of my knowledge, information, and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites assessable by the public.

Dated this 17th Day of December 2012.

Signature of Qualified Person

Susan E. Ames
Print Name of Qualified Person

RESCAN ENVIRONMENTAL SERVICES LTD.	VANCOUVER, BC, CANADA

SRK Consulting (U.S.), Inc. 3275 West Ina Road, Suite 240 Tucson, AZ 85741 T: 520 544 3688 F: 520 544 9853 dgarcia@srk.com www.srk.com

CERTIFICATE OF QUALIFIED PERSON

I, Dawn H. Garcia, P.G., CPG, do hereby certify that:

1.	I am a Principal Hydrogeologist of:

SRK Consulting (U.S.), Inc.

3275 W. Ina Road, Suite 240

Tucson, Arizona, USA, 85741

2.	I graduated with a degree in Geological Sciences from Bradley University in 1982. In addition, I have obtained a graduate degree (M.S., Geology, 1995, California State University Long Beach).

3.	I am a Certified Professional Geologist of the American Institute of Professional Geologists (CPG-08313) and a Registered Member of the Society of Mining Metallurgy, and Exploration, Inc. (RM-4135993).

4.	I have worked as a geologist/hydrogeologist for a total of 28 years since my graduation from university. My relevant experience includes environmental compliance permitting, hydrogeological studies and geotechnical studies at mining and processing operations.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of Section 20.1 (Environmental Studies and Issues), Section 20.2 (Waste Disposal, Site Monitoring & Water Management), Section 20.3 (Project Permitting), and Section 20.4 (Potential Social or Community Related Requirements and Plans) of the technical report titled “Minas de Oro Nacional, S.A. de C.V. - Mulatos Project Technical Report Update” dated 21 December 2012 (the “Technical Report”).

7.	I last visited the Mulatos Property on May 6 – 9, 2012.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

U.S. Offices:		Mexico Office:	Canadian Offices:		Group Offices:
Anchorage	907.677.3520	Guadalupe, Zacatecas	Saskatoon	306.955.4778	Africa
Denver	303.985.1333	52.492.927.8982	Sudbury	705.682.3270	Asia
Elko	775.753.4151		Toronto	416.601.1445	Australia
Fort Collins	970.407.8302		Vancouver	604.681.4196	Europe
Reno	775.828.6800		Yellowknife	867.873.8670	North America
Tucson	520.544.3688				South America

Mulatos_CertificateofQualifiedPerson-DawnGarcia

SRK Consulting	Page 2

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

12.	As of December 21, 2012, to the best of my knowledge, information and belief, the portion of the Technical Report I am responsible for contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 21 day of December, 2012, at Tucson, Arizona, USA.

“Sealed”
Dawn H. Garcia

Mulatos_CertificateofQualifiedPerson-DawnGarcia

Minas de Oro Nacional, S.A. de C.V., Mulatos Project - Technical Report Update (2012)

K D Engineering	Document No. Q419-22-028-01	21 December 2011

KDE FORM No. A263a-7/12/99

Minas de Oro Nacional, S.A. de C.V., Mulatos Project - Technical Report Update (2012)

TABLE OF CONTENTS (Continued)

K D Engineering	Document No. Q419-22-028-01	21 December 2011

KDE FORM No. A263a-7/12/99

Minas de Oro Nacional, S.A. de C.V., Mulatos Project - Technical Report Update (2012)

List of Tables

Table 1.1	Mineral Resource at Various Gold Grade Cut-Offs (inclusive of mineral reserves)
Table 1.2	Mineral Resource at Various Gold Grade Cut-Offs (exclusive of mineral reserves)
Table 1.3	Mulatos Project Mineral Reserve
Table 1.4	Mining Locations by Year
Table 1.5	Mulatos Underground Mineral Reserves
Table 1.6	Production Summary
Table 1.7	Cost per Tonne Summary
Table 1.8	Cash Operating Cost Reconciliation

Table 2.1	Summary of Qualified Persons

Table 4.1	Alamos’ Concessions Description - Mulatos District

Table 10.1	Drilling & Sampling Programs Conducted on the Mulatos/Escondida Deposits Prior to 2001
Table 10.2	Drilling & Sampling Programs Conducted on the Mulatos/Escondida Deposits After 2001

Table 12.1	Comparison of 1988 MRA Check Assay Results

Table 13.1	Block Model Project to Date Summary
Table 13.2	Site Column Leach Test Summary
Table 13.3	Sample Code and Description
Table 13.4	METCON(M) and SGS Cyanidation Bottle Roll Test Summary
Table 13.5	SGS Test Results
Table 13.6	Gravity Test Program Summary
Table 13.7	SGS Test Results
Table 13.8	SGS Cyanidation Bottle Roll Test Summary
Table 13.9	Whole Ore Flotation Results
Table 13.10	Heap Leach Amenability Results
Table 13.11	San Carlos MON Average Head Assays and Bottle Roll Test Results
Table 13.12	San Carlos MON Average Column Test Results With Plant Recovery Projections
Table 13.13	RDI Gravity and Gravity Test Product Cyanidation Test Summary
Table 13.14	SGS San Carlos High Grade Gold Deportment
Table 13.15	El Victor Metallurgical Sample Head Assays and Bottle Roll Test Results
Table 13.16	El Victor Metallurgical Sample Column Test Results and Plant Recovery Projection
Table 13.17	El Victor Gravity Test Results
Table 13.18	Cero Pelon 28 Day Bottle Roll Test Results
Table 13.19	Cero Pelon Column Test Results
Table 13.20	Yaqui Bottle Roll Test Summary

Table 14.1	Drill Hole Statistics by Domain - Mulatos Mine Area
Table 14.2	Drill Hole Statistics by Year - Mulatos Mine Area
Table 14.3	Statistics on Gold Grades by Gold Cut-off Grades
Table 14.4	Statistics on Gold Grades by Domain - Mulatos Mine Area
Table 14.5	Statistics on Gold Grades by Oxidation State - Mulatos Mine Area
Table 14.6	Statistics on Gold Grades by Alteration - Mulatos Mine Area
Table 14.7	Drill Hole Spacing Statistics
Table 14.8	Rock Codes - Mulatos Mine Area
Table 14.9	Drill Hole 3 m Composites Summary Statistics by Alteration Units
Table 14.10	List of Capping Thresholds of Higher Gold Grade Outliers (g/t)
Table 14.11	Modeled Variogram Parameters for Gold Composites of Domains 1 and 2
Table 14.12	Modeled Variogram Parameters for Gold Composites of Domains 3 and 4
Table 14.13	Modeled Variogram Parameters for Gold Composites of Domains 5 and 6

K D Engineering	Document No. Q419-22-028-01	21 December 2011

KDE FORM No. A263a-7/12/99

Minas de Oro Nacional, S.A. de C.V., Mulatos Project - Technical Report Update (2012)

List of Tables (Continued)

Table 14.14	Modeled Variogram Parameters for Gold Composites of Domains 9 and 10
Table 14.15	Block Grid Definition - Mulatos Mine Area
Table 14.16	Estimation Parameters for Gold - Mulatos Mine Area
Table 14.17	Average Gold Grade Comparison Polygonal-Declustered
Table 14.18	Gold Grade Comparison for Blocks Pierced by a Drill Hole Paired Composites
Table 14.19	Level of Smoothing/Variability of Gold Estimates
Table 14.20	Mineral Resource Classification
Table 14.21	Specific Gravity Values (2004 Feasibility Study) Mulatos Mine Area
Table 14.22	Mineral Resource at Various Gold Grade Cut-Offs
Table 14.23	Mineral Resource at Various Gold Grade Cut-
Table 14.24	Mineral Resource Comparison at a 0.5 g/t Gold Grade Cutoff
Table 14.25	Drill Hole Database Summary – San Carlos
Table 14.26	List of High-Grade Capping Thresholds San Carlos
Table 14.27	Variogram Models for Gold and Silver - San Carlos
Table 14.28	Variogram Models for Copper - San Carlos
Table 14.29	Block Grid Definition - San Carlos
Table 19.30	Estimation Parameters - San Carlos
Table 14.31	Gold Estimates and Composite Grades - San Carlos
Table 14.32	Specific Gravity Assignment - San Carlos
Table 14.33	Mineral Resource Classification Distances - San Carlos
Table 14.34	Mineral Resource at Various Gold Grade Cut-Offs - San Carlos
Table 14.35	Mineral Resource at Various Gold Grade Cut-Offs - -San Carlos
Table 14.36	Mineral Resource at Various Gold Grade Cut-Offs - Mulatos Mine + San Carlos
Table 14.37	Mineral Resource at Various Gold Grade Cut-Offs - Mulatos Mine + San Carlos

Table 15.1	Mulatos Project Mineral Reserve
Table 15.2	Mulatos Underground Mineral Reserves – 31 December 2011

Table 16.1	Mining Locations by Year

Table 17.1	South Pregnant Solution Pond 1
Table 17.2	North Pregnant Solution Pond 4
Table 17.3	Pond Volume Summary

Table 20.1	Maximum, Minimum and Mean Temperatures - Mulatos Mine
Table 20.2	Precipitation monthly averages, Mulatos Mine
Table 20.3	Predicted Monthly Pan Evaporation - Mulatos Mine
Table 20.4	Water Quality Results for February 2012 Sampling Event
Table 20.5	Site Environmental Monitoring Program
Table 20.6	Key Mexican Environmental Regulations
Table 20.7	Environmental Permits and Licenses - Mulatos Mine
Table 20.8	Main Facilities of Mulatos Mine 2019
Table 20.9	Surface Area of the Waste Dumps
Table 20.10	Costing of Closure

Table 21.1	Production Summary
Table 21.2	Cost per Tonne Summary
Table 21.3	Cash Operating Cost Reconciliation

Table 22.1	NPV Sensitivity

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List of Figures

Figure 1.1	Mulatos Mine General Layout

Figure 4.1	Location of the Mulatos Property – Sonora, Mexico
Figure 4.2	Location of the Salamandra Property, Major Alterion Zones, Mulatos Mine,
Gold Occurrences and Local Town - Sonora, Mexico
Figure 4.3	Alamos’ Concessions Location - Mulatos District

Figure 5.1	Mulatos Project Accessibility

Figure 7.1	Simplified Mexico Geology
Figure 7.2	Simplified Geologic Model for the Mulatos District
Figure 7.3	Mulatos District Regional Geology
Figure 7.4	Mulatos District Regional Alteration
Figure 7.5	Mulatos Stratigraphic Sequence
Figure 7.6	Surface Geology - Mulatos Area

Figure 10.1	Pre-2001 Mulatos Area Drill Hole Location
Figure 10.2	Mulatos Area Drill Targets
Figure 10.3	Post-2001 Mulatos Area Drill Hole Location

Figure 13.1	Cumulative Gold Produced vs. Recoverable Gold Placed

Figure 14.1	Statistics on the Drill Hole Database in the Mulatos Mine Area
Figure 14.2	Drill Hole Location Map Mulatos Mine Area
Figure 14.3	Stereonet of Drill Hole Orientations Mulatos Mine Area
Figure 14.4	Geologic Solid Models of Alteration Mulatos Mine Area
Figure 14.5	Oxidation State Contact Surfaces Mulatos Mine Area
Figure 14.6	Escondida High-Grade Zones (plan view and looking towards the NW) Mulatos Mine Area
Figure 14.7	Original Topographic Surface (pre-mining) Mulatos Mine Area
Figure 14.8	Mined Out Topographic Surface as of 31 December 2011 Mulatos Mine Area
Figure 14.9	Bivariate Statistics of Gold and Silver Grades Mulatos Mine Area
Figure 14.10	Bivariate Statistics of Gold and Copper Grades Mulatos Mine Area
Figure 14.11	Histogram and Probability Plot of 3 m Gold Composites Mulatos Mine Area
Figure 14.12	Basic Statistics of Gold by Alteration Mulatos Mine Area
Figure 14.13	Basic Statistics of Gold by Alteration and by Domains (1 to 4) Mulatos Mine Area
Figure 14.14	Basic Statistics of Gold by Alteration and by Domains (5 to 10) Mulatos Mine Area
Figure 14.15	Basic Statistics of Capped Gold by Alteration Mulatos Mine Area
Figure 14.16	Basic Statistics of Capped Gold by Alteration and by Domains (1 to 4) Mulatos Mine Area
Figure 14.17	Basic Statistics of Capped Gold by Alteration and by Domains (5 to 10) Mulatos Mine Area
Figure 14.18	Level 1100El. Gold Block Grade Estimates and Drill Hole Grades Mulatos Mine Area
Figure 14.19	Southwest-Northeast Longitudinal Section Along Section line A’A” (from Figure 14.18) Mulatos Mine Area
Figure 14.20	Southwest-Northeast Longitudinal Section Along Section line B’B” (from Figure 14.18) Mulatos Mine Area
Figure 14.21	Grade Profiles of Declustered Composites and Block Estimates for Gold
Figure 14.22	Gold Grade-Tonnage Curves of the Measured and Indicated Mineral Resources Mulatos Mine Area - 31 December 2011
Figure 14.23	Drill Hole Location San Carlos
Figure 14.24	Alteration Model - San Carlos
Figure 14.25	Redox Model San Carlos
Figure 14.26	Sample Statistics by Alteration - Gold San Carlos

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List of Figures (Continued)

Figure 14.27	Sample Statistics by Alteration - Silver San Carlos
Figure 14.28	Sample Statistics by Alteration - Copper San Carlos
Figure 14.29	3 m Composite Statistics by Alteration - Gold San Carlos
Figure 14.30	3 m Composite Statistics by Alteration - Silver San Carlos
Figure 14.31	3 m Composite Statistics by Alteration - Copper San Carlos
Figure 14.32	Statistics of 3 m Gold Composites - Capped - by Alteration San Carlos
Figure 14.33	Statistics of 3 m Silver Composites - Capped - by Alteration San Carlos
Figure 14.34	Statistics of 3 m Copper Composites - Capped - by Redox San Carlos
Figure 14.35	Gold Grade Estimates - Level 942 m San Carlos
Figure 14.36	Gold Grade Estimates - Section 722550E San Carlos
Figure 14.37	Gold Grade Estimates - Section 3173100N San Carlos
Figure 14.38	Grade Profile Plots - Gold Model with Composites San Carlos
Figure 14.39	Grade Profile Plots - Silver Model with Composites San Carlos
Figure 14.40	Grade Profile Plots - Copper Model with Composites San Carlos

Figure 15.1	Final Main Pit (Estrella, Escondida, Salto and Mina Vieja areas)
Figure 15.2	Victor and San Carlos Final Pits (Victor west of the Mulatos River, San Carlos east of river)
Figure 15.3	Pelon Final Pit
Figure 15.4	Yaqui Final Pit
Figure 15.5	San Carlos Planned Workings and Current Topography
Figure 15.6	Planned Escondida Workings and Ultimate Pit

Figure 16.1	Mulatos Mine General Layout
Figure 16.2	Long Hole Open Stope Mining
Figure 16.3	Drift and Fill Mining with Breasting up the Sill
Figure 16.4	Typical Escondida Exploration Drift Support

Figure 17.1	Mulatos Heap Leach Overall Flowsheet
Figure 17.2	High Grade Mill (Gravity Plant) Overall Flowsheet
Figure 17.3	Water Treatment Plant Overall Flowsheet

Figure 20.1	The Seismic Hazard and Relative Plate Motion Map
Figure 20.2	Surface Water Monitoring Points and Groundwater Monitor Well Locations
Figure 20.3	Water Balance Flow Diagram
Figure 20.4	Mulatos Mine Site and Infrastructure - 2019
Figure 20.5	Mine Site - 2019

Figure 22.1	NPV Sensitivity @5% Discount Rate

Figure 23.1	Mulatos District Stream Sediments (Gold - “Au”)

Figure 23.2	Mulatos District Stream Sediments (Arsenic – “As”)
Figure 23.3	Mulatos District Regional Alteration
Figure 23.4	Mulatos District Regional Geology

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Glossary

Acid Rock Drainage	ARD
Celsius	C
Certified Reference Material	CRM
Centimeter	cm
Cubic Meters	m3
Day	d
Degree	°
Gram	g
Grams per ton	g/t
Greater than	>
Hectare	ha
Hour	h
Hours per day	h/d
Intermediate Leach Solution	ILS
Kilogram	kg
Kiloliter	kl
Kilometer	km
Kilovolt	kV
Less than	<
Life of Mine	LOM
Liter	l
Million Years	Ma
Megawatt	MW
Meter	m
Metric ton (tonne)	t
Millimeter	mm
Micrometer	µm
Million	M
Million tonnes	Mt
Million tonnes per year (annum)	Mtpa
Mineral Resource Estimate	MRE
Silica Altered Sulfide - Refractory Material	SAS
Square Kilometers	km2
Square Meters	m2
Synthetic Precipitation Leaching Process	SPLP
Troy Ounce	oz
Parts per million	ppm
Percent	%
Potentially Mineable Mineralization	PMM
Pregnant Leach Solution	PLS
Volt	V
Year (annum)	a

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1.0    SUMMARY

1.1	Property Description & Location

The Salamandra Property, which encompasses a total of approximately 30,535 ha covering a portion of the Mulatos District, is located in the Sierra Madre Occidental mountain range in the east central portion of the State of Sonora, Mexico. The property is located approximately 220 km by air east of the city of Hermosillo, and 300-km south of the border with the United States of America.

The Salamandra Property contains the Mulatos deposit and ten satellite gold systems known as El Halcon, La Yaqui, Los Bajios, El Jaspe, Cerro Pelon, El Victor/Gap, San Carlos, La Dura, El Realito, and El Carricito. Mineral rights for all concessions comprising the Salamandra Property are controlled by Minas de Oro Nacional, S.A. de C.V., a Mexican company, wholly owned by Alamos Gold, Inc.

1.2	Geological Setting and Deposit Type

The Mulatos District mineral deposits are large epithermal; high-sulfidation, disseminated gold deposits hosted within a mid-Tertiary age dacite, rhyodacite and associated volcaniclastic rocks in dacitic dome complexes and intrusive centers. Gold mineralization is closely associated with silicic alteration and advanced argillic alteration, occurring within large areas of argillic alteration. High-grade gold mineralization is locally present, consisting of late stage native gold. The greater Mulatos deposit is composed of sub-deposits known as Estrella, El Salto, Mina Vieja, Escondida, Puerto del Aire, Gap, El Victor and San Carlos, all of which except for Gap and Puerto del Aire contain economic mineralization.

1.3	Exploration

In addition to the Mulatos/Estrella deposit, the ten satellite systems have known gold mineralization with varying levels of exploration advancement:

¡	El Halcon: Drill-indicated mineralization, untested exploration targets.

¡	La Yaqui: Drill-defined reserve; untested exploration targets.

¡	Los Bajios: Partially drill-tested exploration target; mineralized intercepts.

¡	El Jaspe: Partially drill tested exploration target; mineralized intercepts.

¡	Cerro Pelon: Drill-defined reserve; untested exploration targets.

¡	El Victor/Gap: Drill-defined resource and reserve.

¡	San Carlos: Drill-defined resource and reserve; open intercepts.

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¡	La Dura: Untested exploration target; geochemical anomalies.

¡	El Realito: Drill-defined mineralization, open intercepts; resource estimation in progress.

¡	El Carricito: Drill-defined mineralization; resource estimation in progress.

1.4	Mineral Resource Estimates

The open pit portion of the Mineral Resource estimates were performed by IMC under the direction of Herb Welhener and the underground portion of the Mineral Resource estimates were performed by Practical Mining under the direction of Mark Odell.

The mineral resources at the Mulatos mine and San Carlos areas were estimated from a total of 1,964 drill holes and 44 channel sample sets. The main controls on gold mineralization are the alteration intensity and the reduction in oxidation states (redox). These controls were integrated in the estimation of gold grades with the ordinary kriging technique. Assay composites of 3 m lengths were capped for high-grade outliers and utilized to determine the gold grade spacial continuities with relative pairwise variograms. Gold grades were interpolated into 6 m x 6 m x 9 m blocks with parameters derived from the modeled variograms. These estimates were validated with various verification tests and reported below in Tables 1.1 and 1.2. The mineral resource is dated of December 31, 2011 and reported at a 0.5 g/t gold cut-off.

Table 1.1 Mineral Resource at Various Gold Grade Cut-Offs (inclusive of mineral reserves)* Mulatos Mine + San Carlos Areas - 31 December 2011
	Measured			Indicated			Measured+Indicated			Inferred
Cut-off grade (Au g/t)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.0	1,550	5.55	276,713	7,166	3.49	803,559	8,716	3.85	1,080,272	794	3.14	80,207
1.5	2,597	4.00	334,185	13,783	2.64	1,168,086	16,380	2.85	1,502,271	1,848	2.33	138,669
1.0	5,103	2.63	432,207	30,877	1.84	1,830,031	35,980	1.96	2,262,238	3,880	1.74	217,561
0.7	8,642	1.89	525,439	60,161	1.35	2,612,241	68,803	1.42	3,137,680	8,043	1.27	327,780
0.5	13,143	1.45	611,086	103,004	1.03	3,421,069	116,147	1.08	4,032,155	17,432	0.90	506,031
0.3	20,310	1.08	704,941	185,847	0.75	4,463,915	206,157	0.78	5,168,856	37,488	0.63	755,141

*Includes mineral resources from the La Yaqui and Cerro Pelon deposits

Table 1.2 Mineral Resource at Various Gold Grade Cut-Offs (exclusive of mineral reserves)* Mulatos Mine + San Carlos Areas - 31 December 2011
	Measured			Indicated			Measured+Indicated			Inferred
Cut-off grade (Au g/t)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.0	699	4.17	93,704	4,948	3.38	537,036	5,647	3.47	630,740	794	3.14	80,207
1.5	1,214	3.13	122,109	9,419	2.59	784,025	10,633	2.65	906,134	1,848	2.33	138,669
1.0	2,595	2.11	175,662	21,536	1.81	1,251,513	24,131	1.84	1,427,175	3,880	1.74	217,561
0.7	4,816	1.51	234,049	43,913	1.31	1,848,584	48,729	1.33	2,082,633	8,043	1.27	327,780
0.5	7,818	1.16	290,657	77,173	1.00	2,475,562	84,991	1.01	2,766,219	17,432	0.90	506,031
0.3	13,197	0.85	361,974	147,200	0.71	3,356,485	160,397	0.72	3,718,459	37,488	0.63	755,141

*Includes mineral resources from the La Yaqui and Cerro Pelon deposits

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1.5	Mineral Reserve Estimates

The mineral reserve for the Mulatos Project is the sum of open pit and underground mineral reserves plus the existing stockpiles. The open pit mineral reserve is contained within designed pits for the main pit (including Estrella, Escondida, Mina Vieja and Salto areas), Victor, San Carlos, Yaqui and Pelon. The open pit mineral reserves include heap ore and mill ore plus tonnages that will go to the SAS (Silica Altered Sulfide - refractory material) and high copper stockpiles for later processing. The underground mineral reserve is within the underground mine designs for San Carlos and Escondida. The La Yaqui (Yaqui) and Cerro Pelon (Pelon) open pit reserves consist of heap leach ore which will be processed at facilities at each location. Table 1.3 is a summary of the proven and probable mineral reserve as of 31 December 2011.

Table 1.3 Mulatos Project Mineral Reserve
	Proven			Probable			Sum of Proven & Probable
	Tonnes (000)	Grade g/t Au	Contained Ounces	Tonnes (000)	Grade g/t Au	Contained Ounces	Tonnes (000)	Grade g/t Au	Contained Ounces
Mulatos Pits (1)	8,222	1.47	387,968	46,774	0.91	1,367,852	54,996	0.99	1,755,820
Stockpiles (2)	3,347	2.01	216,550	0			3,347	2.01	216,550
Underground (3)	173	6.38	35,487	684	5.23	115,015	857	5.46	150,502
La Yaqui	0			1,574	1.58	79,826	1,574	1.58	79,826
Cerro Pelon	0			2,673	1.64	140,525	2,673	1.64	140,525
Total	11,742	1.69	640,005	51,705	1.02	1,703,218	63,447	1.15	2,343,223

Notes:

1)	Mulatos pits include Estrella, Escondida, Mina Vieja, Salto, Victor and San Carlos and is the sum of heap leach, mill, SAS (refractory ore) and high copper ore types.
2)	Stockpiles include SAS and high copper stockpiles as of end of 2011.
3)	Underground includes the San Carlos and Escondida material outside of the pit designs.

1.6	Mining Methods

The mining at Mulatos is currently by open pit mining with the addition of underground operations scheduled to start in late 2014. The open pit mining commenced in 2005 and has continued un-interrupted within the main pit area. Alamos Gold has done no mining at Victor, San Carlos, Yaqui or Pelon.

1.6.1	Open Pit Mining Methods

The open pit mining is a typical drill, blast, load haul operation with mining in the main pit being done with 9 meter bench heights. The mine switched from a 6 meter to 9 meter bench about two years ago for improved productivity. A 9 meter bench will be used at Victor and San Carlos and it is anticipated that a 3 meter bench will be used at Yaqui and Pelon to improve selectivity. The open pit schedule calls for an average of 17,500 tonnes per day. The mill started in early 2012 at 500 tpd which is currently supplied by the open pit mining in the Escondida area of the main pit. This ore will be augmented with underground ore and open pit mill ore from San Carlos and underground ore from the Escondida area.

The open pit mining is conducted by Alamos with assistance by a contract mining company. The current combined fleet is sufficient to maintain the current operation of production mining and waste stripping. It is anticipated that two haul trucks will be

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added to the fleet when mining begins in Victor and San Carlos late in 2013. By the end of 2014, an additional 9 trucks will be required when production increases in Victor and San Carlos because of the longer hauls from these locations. The peak production years are from the last quarter in 2014 through the end of 2016, after which the truck requirements drop off. An additional grader and water truck may be required to maintain the additional road length. No other additional mining equipment is required other than routine replacements due to wear and age.

1.6.2	Open Pit Production Schedule

Currently mining occurs in the main pit areas of Estrella (the south end of the main pit) and Escondida (northeast area of the pit). The mining sequence of the open pits and underground areas is shown in Table 1.4. The open pit mining rate is 6,165,000 tonnes of heap ore per year and 180,000 tonnes of mill ore. The amount of SAS and high copper stockpile materials vary by year and mining location. The total tonnage mined varies from a 14,291,000 tonnes in year 2013 to a peak in 2015 of 19,843,000 tonnes and then dropping off as waste stripping declines. The re-handle of the SAS and high copper material from stockpile to the heap begins in 2019 if no other process is used .

The eastern pits of Victor and San Carlos (Figure 1.1) are mined starting in late 2013 with waste stripping in both pits. The mining of San Carlos will provide high grade mill ore to replace the mill ore from Escondida open pit which runs out in early 2015. Both of these open pit mill ore sources will be augmented by the underground mill ore production during the years of 2014 through 2019 with a total of about 1.3 million tonnes of mill ore being produced (years 2012 through 2019). All material from the Victor and San Carlos pits (ore, stockpile ores and waste) will be hauled to the main pit area for processing or permanent storage.

The Pelon and Yaqui mine areas are located to the southwest (Figure 4.2) of the main Mulatos pit and the ore will be processed by heap leach at each of these properties. The mining schedules for these pits is to start in early to mid-2015 and Yaqui will finish in 2018 and Pelon in mid-2019. The mining rates at full production are 800,000 tonnes per year of ore to the heap leach at Pelon and 550,000 tonnes per year at Yaqui. Life of mine waste to ore ratios are 2.13 to 1.00 at Pelon and 0.17 to 1.00 at Yaqui.

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Table 1.4 Mining Locations by Year
Mining Area
Year	Main Pit	Victor	San Carlos Open Pit	San Carlos Underground	Yaqui	Pelon	Stockpile Re-handle
2012	X
2013	X	X	X
2014	X	X	X	X
2015	X	X	X	X	X	X
2016	X	X		X	X	X
2017	X	X		X	X	X
2018	X	X	X	X	X	X
2019	X		X	X		X	X
2020							X
2021							X

All waste and stockpile materials are currently stored south of the main pit (Figure 1.1) with a waste storage area west of the main pit recently started. The SAS and high copper stockpile materials will continue to be added to the south stockpiles from the main pit, Victor and San Carlos mining. The waste materials from the main pit go to the south or west dumps. The waste from Victor and San Carlos go to the south dump with a portion of the non-acid rock drainage (ARD) waste being used for widening the road from Victor to the main pit. The waste from Victor and San Carlos starting in year 2016 will be placed as back fill in the Escondida area of the main pit which has been mined out by this time. Waste from Yaqui and Pelon will be stored locally near the open pits.

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1.6.3	Underground Mining

Underground mining can economically recover portions of the high grade mineralization at San Carlos and Escondida that are outside the ultimate economic pit limit. The primary mining method used will be long hole open stoping (LHOS) with delayed backfill. This will be supplemented by a modified drift and fill method where the

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thickness of economic mineralization does not permit LHOS. Underground reserves are summarized in Table 1.5.

Table 1.5 Mulatos Underground Mineral Reserves - 31 December 2011
Mine	Cutoff	Proven			Probable			Total
	g/t	kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
Underground
San Carlos	2.5	154	6.04	29.8	658	5.15	108.9	812	5.31	138.7
Escondida	2.6	19	9.10	5.7	26	7.31	6.0	45	8.08	11.7
Total		173	6.38	35.5	664	5.38	114.9	857	5.46	150.4

The company should pursue the following recommendations to facilitate timely and efficient extraction of the underground reserves:

¡	Assemble an underground team of managers, geologists and engineers to direct the contractors operations and provide technical support.

¡	Solicit proposals from qualified contractors with experience at similar projects in Mexico.

¡	Complete the geologic and geotechnical assessment of the San Carlos river crossing.

¡	Initiate final design of the underground facilities.

1.7	Recovery Methods

The Mulatos heap leach facility and ADR plant have been operating for the past six years and have demonstrated that the selected precious metal recovery methods are reasonable and have demonstrated low unit operating costs. The high grade mill (gravity plant) was installed in early 2012 and was operating at budgeted throughput rates in 2012. Recoveries were below the budgeted 90 percent level, however, ultimate recoveries remain at 90 percent or higher as high grade mill tails are stacked and recovered on the heap leach pad. Improvements to the functionality of the gravity plant are continuing.

Additional metallurgical testing and studies to optimize precious metal recovery are recommended on samples from Estrella, San Carlos, and El Victor. Column leach tests on representative samples from Yaqui are also recommended. It is anticipated that this work will be conducted at the MON laboratory on site with possible corroboration by outside testing facilities.

1.8	Environmental

The current environmental conditions at the site plus the potential environmental impacts from mining operations are summarized in Section 20.1. The waste and water management programs are summarized in Section 20.2. The regulatory framework and

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permit status are described in Section 20.3. The socio-economic program is described in Section 20.4. Mine closure is discussed in Section 20.5. And all five topics are briefly summarized in this section.

The Mulatos Mine is located in a rural area of the State of Sonora, Mexico, in a ranching area that has a low population density. Potential environmental impacts to surface soils, water, the ecology and air quality are mitigated as part of the mining operations. Environmental baseline studies were prepared to characterize the environmental conditions of the area, including climate, fauna, flora (AGRA Ambiental, 1995) and hydrology (Water Management Consultants, 1997), and were summarized in the Feasibility Study prepared by M3 Engineering & Technology Corp (2004d).

The project area lies in a temperate sub-humid climate zone. The mean annual temperature at Mulatos is approximately 19.6°C. Rainfall at the site shows marked seasonal variation that is characteristic of all of northwestern Mexico. The mean annual rainfall is estimated to be 806 mm, year-to-year fluctuations can be extreme, with maximum monthly rainfall occurs in July and August, representing about 50 percent of the annual total.

The mean annual pan evaporation rate in the project area is estimated at 2,111 mm. Evaporation generally coincides with an increase in temperature. Except for the months of July and August, evaporation exceeds precipitation. The data indicate that the greater portion of the precipitation falling in the project area is lost to evaporation.

The Mulatos Mine uses a fresh water source and influences the local hydrologic system. The local surface water and groundwater system were characterized prior to operations and is currently monitored on a routine basis for impacts.

In the Mulatos region, groundwater flow on a regional scale is minimal. The lack of regional flow results from structural dissection of the terrain (which gives topography dominant control over groundwater flow), and from the absence of laterally extensive porous and permeable geologic units. Despite this, general statements can be made about the controls and characteristics of local and sub-regional groundwater flow.

Flora and fauna studies have been undertaken for the Mulatos Mine area. The state of Sonora holds the 15th place in diverse vertebrates endemic to Mesoamerica. There are 153 species in Mesoamerica, and 70 are endemic to Mexico, 8 endemic to the state and 6 have limited distribution. For the state of Sonora, in the biomes represented in and around the project area, the literature reports fewer than 200 species of animals, including amphibians. Of this total, about 39 percent of the genre and 46 percent of the species corresponds to mammals, followed by birds represented with 48 genres.

Mexican laws require mandatory monitoring programs that are implemented under the Mexican environmental agency (SEMARNAT). The following monitoring programs have been established at the Mulatos Mine: groundwater quality, surface

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water quality, air quality, Perimeter noise, Fauna registry, Flora species rescue record, nursery plant production, soils, and cleared surface restored/reforested registry. Most monitoring is biannual or annual with the exception of groundwater quality which is monitored quarterly.

The Mulatos Mine manages water on the site through a variety of facilities, including ponds, tanks and diversion structures. Water pumped from the Rio Mulatos and from precipitation is used in the operations. The only discharge (effluent) from the site is via the waste rock dump, where run-off is captured at the North Dam and then conveyed to the water treatment plant. The current pumpage to the plant is a maximum of 1,200 gpm. The layout of the water balance flow diagram has been defined. A written water management plan has not been prepared.

The water treatment system includes a Sludge Densification Plant (SDP). It is located west of the Escondida Pit on a mid-elevation bench close to the former village of Mulatos. Seepage and runoff water from the mine site are pumped from a collection pond to the plant. The treated water is released to Arroyo Mulatos, which flows to the Rio Mulatos. The discharge is treated to meet the water quality concentrations equivalent to the baseline concentrations prior to entering the discharge point at the arroyo. It was noted, however, that the community of Mulatos discharges untreated wastewater into the arroyo at a point immediately downstream of the mine.

The Mulatos Mine has an established socio-economic program with the local community and has supported it with social projects and financial assistance. Examples of recent projects and assistance provided by the Company include the following:

¡

MON has a scholarship program for children and youth in the region (Mulatos, Matarachi, El Trigo, Yécora, Arivechi, Sahuaripa, Bacanora), for primary (6 to 12 years), secondary (12 to 15 years), preparatory (15 to 18 years) and university levels.

¡	Free medical services and medicine for nearby residents.

¡	Support for school infrastructure or supplies for the five schools in the region.

¡	Economic support for specialized medical services for the residents of Mulatos.

¡	Small business support for services that don’t qualify as local providers. Includes services for different areas of the mine.

Examples of recent projects and assistance provided by the Company include the following:

The mine has established a 5-step procedure of dialogue and information availability between Mulatos Mine and the stakeholders.

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The Mulatos Mine includes open pits, waste dumps, leach pads, storage ponds, conveyors, a dam, roads, an air strip, a water treatment plant, buildings and other structures, and areas used for crushing, explosive storage, and numerous working areas. Closure planning includes covering the waste dumps and leach pads with an engineered store and release cover to minimize the amount of water entering these facilities and to allow for reclamation. The general closure plan is to remove all structures and reclaim the site. The closure costs have been estimated at US$ 8,320,998. Annual monitoring costs are estimated at US$ 70,000.

1.9	Heap Leach Facility

The heap leach pad and associated process and event ponds have been constructed with lining systems designed to meet accepted environmental standards in North America. Ore is being conveyor-stacked and leached on the heap leach pad using industry-accepted methods and practices. Process and event ponds have sufficient capacity to contain heap leach solution and additional fluids from upset events, such as power and pump outages and severe storm events, using industry-accepted design standards and assumptions appropriate for the currently-constructed heap. Geotechnical stability analyses completed to model both static and earthquake loads indicate that the heap, as currently stacked, is physically stable. In summary, both the operating history and current practices support the conclusion of little risk of interruption of processing associated with the heap leach facility.

Thirty four (34) million tonnes of ore have been stacked and processed on combined Phases 1 and 2 of the heap leach facility. Under current plans, there is an additional capacity of about 40 to 45 million tonnes of ore on the heap available through use of a combination of inner-lift liners within the heap and an identified new expansion area southeast of the Phase 1 leach pad. Adherence to recommendations in Section 26 regarding stability analyses and fluid management will assure that the proposed expansions will continue to maintain acceptable operational risks associated with the heap leach facility.

1.10	Operating Financials

The Mulatos Mine has been in production since 2005 and commercial production since 2006. Gold production has exceeded 150,000 ounces in every year since 2008. Below are tables summarizing certain cost and financial information for the third quarter and year-to-date period ended 30 September 2012. The following tables were extracted from Section 21 and summarize certain operating and financial information for the project.

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Table 1.6 Production Summary
Production Summary	Q3 2012	Q3 2011	Q3 YTD 2012	Q3 YTD 2011
Ounces produced(1)	43,500	33,000	132,200	106,500
Crushed ore stacked on leach pad (tonnes)(2)	1,345,000	1,255,000	4,056,000	3,697,000
Grade (g/t Au)	1.25	1.35	1.19	1.29
Contained ounces stacked	54,000	54,500	155,200	153,300
Crushed ore milled (tonnes)	49,100	-	118,700	-
Grade (g/t Au)	13.25	-	11.67	-
Contained ounces milled	20,900	-	44,500	-
Ratio of total ounces produced to contained Ounces stacked and milled	58%	61%	66%	70%
Total ore mined (tonnes)	1,399,000	1,360,000	4,167,000	3,853,000
Waste mined (tonnes)	750,000	1,385,000	2,538,000	2,875,000
Total mined (tonnes)	2,149,000	2,745,000	6,705,000	6,728,000
Waste-to-ore ratio	0.54	1.02	0.61	0.75
Ore Crushed per day (tonnes) - combined	15,200	13,500	15,200	13,500

(1) Reported gold production for Q3 2011 and YTD 2011 has been adjusted to reflect final refinery settlement. Reported gold production for Q3 2012 and YTD 2012 is subjected to final refinery settlement and may be adjusted

(2) Excludes mill tailings stacked on the heap pad during the period.

Table 1.7 Cost per Tonne Summary
Costs per tonne summary	Q3 2012(1)	Q3 2011(2)	Q3 YTD 2012(1)	Q3 YTD 2011(2)
Mining cost per tonne of material (ore and waste)	$2.87	$1.83	$2.66	$1.97
Waste-to-ore ratio	0.54	1.02	0.61	0.75
Mining cost per tonne of ore	$4.41	$3.70	$4.28	$3.45
Crush/conveying cost per tonne or ore	$2.64	$2.56	$2.34	$2.50
Processing cost per tonne of ore	$4.80	$3.36	$3.49	$2.85
Mine administration cost per tonne of ore	$2.03	$1.85	$1.95	$1.97
Total cost per tonne of ore (1) (2)	$13.88	$11.47	$12.06	$10.77

(1) Q3 and YTD 2012 cost per tonne reflects total costs related to crushed ore stacked on the leach pad and crushed ore milled on a blended basis

(2) Q3 and YTD 2011 cost per tonne figures represent costs related crushed related crushed ore stacked on the leach pad only

Table 1.8 Cash Operating Cost Reconciliation
Cash operating cost reconciliation	Q3 2012	Q3 2011
Total cost per tonne of ore	$13.88	$11.47
Ore stacked/milled (tonnes)	1,394,100	1,255,000
Total cost	$19,350,100	$14,395,000
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	($3,831,100)	($3,921,000)
Mining and processing costs allocated to ounces sold as reported on income statement	$15,519,000	$10,474,000
Ounces sold	43,255	27,450
Cash operating cost per ounce sold	$359	$382

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2.0    INTRODUCTION

This report forms an update to the report titled “Technical Report The Estrella Pit Development Mulatos Sonora Mexico” dated June 17 2004. This report was prepared by M3 Engineering and Technology in Tucson Arizona and M3 Mexicana based out of Hermosillo Sonora Mexico.

This Technical Report Update was prepared by the qualified persons (QP) listed in the table below on the instruction of various executives of Minas De Oro Nacional, S.A. DE C.V. The report includes an update of the Mulatos Project for the proposed mine plan and mineral beneficiation facilities along with sustaining capital and operating cost information. The report is written to comply with the requirements of the National Instrument 43-101, “Standards of Disclosure for Mineral Properties”, as part of Mulatos ongoing continuous disclosure obligations regarding the company’s exploration activities and property development.

Following is a list of the qualified persons contributing to this report and the dates they last visited the site.

Joseph M. Keane, P.E., K D Engineering visited the property October 29-31, 2012

Marc Jutras, P. Eng., Alamos Gold, Inc. visited the property on April 19-25, 2009 and April 28 through May 2, 2012.

Kenneth J. Balleweg, P.Geo., B.Sc., M.Sc., Alamos Gold Inc. Mr. Balleweg has worked on the property from June - December 1994, 1997-2000, and October 2003 to present.

Herb Welhener, MMSA-QPM, Independent Mining Consultants visited the property April 30 through May 2, 2012.

Mark Odell, P.E., Practical Mining LLC visited the property November 13-14, 2011.

Russell Browne, P.E., Golder Associates, visited the property April 30-31, 2010 and October 29-30, 2012.

Susan Ames, Ph.D., P.Ag., CAD, Rescan Environmental Services Ltd. visited the property May 27-28, 2011.

Dawn H. Garcia, P.G., C.P.G., SRK Consulting last visited the property May 6-9 2012.

Table 2.1 below lists the responsibilities for the Qualified Persons (QP) as defined by the NI 43-101 Requirements.

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Table 2.1 Summary of Qualified Persons
	Report Section	Company	QP
1.0	Summary
	1.1 Property Description and Location	MON	Kenneth J. Balleweg
	1.2 Geological Setting and Deposit Type	MON	Kenneth J. Balleweg
	1.3 Exploration	MON	Kenneth J. Balleweg
	1.4 Mining Methods	IMC, PM	Herb Welhener, Mark Odell
	1.5 Recovery Methods	KDE	Joseph M. Keane
1.6 Mineral Resource and Reserve Estimates
	1.6.1 Open Pit Mining Methods	IMC	Herb Welhener
	1.6.2 Open Pit Production Schedule	IMC	Herb Welhener
	1.6.3 Underground Mining	PM	Mark Odell
	1.7 Interpretation and Conclusions	KDE	Joseph M. Keane,
	1.8 Recommendations	KDE	Joseph M. Keane
2.0	Introduction	KDE	Joseph M. Keane,
3.0	Reliance on Other Experts	KDE	Joseph M. Keane
4.0	Property Description and Location	MON	Kenneth J. Balleweg
5.0	Accessibility, Climate, Local Resources Infrastructure and Physiography	MON	Kenneth J. Balleweg
6.0	History	MON	Kenneth J. Balleweg
7.0	Geological Setting	MON	Kenneth J. Balleweg
8.0	Deposit Types and Mineralization	MON	Kenneth J. Balleweg
9.0	Exploration	MON	Kenneth J. Balleweg
10.0	Drilling	MON	Kenneth J. Balleweg
11.0	Sample Preparation, Analysis and Security	MON	Kenneth J. Balleweg
12.0	Data Verification	MON	Kenneth J. Balleweg
13.0	Mineral Processing and Metallurgical Testing	KDE	Joe Keane
14.0	Mineral Resource Estimates	MON	Marc Jutras
15.0	Mineral Reserve Estimates
	15.1 Open Pit Mine	IMC	Herb Welhener
	15.2 Underground Mine	PM	Mark Odell
16.0	Mining Methods
	16.1 Open Pit Mine	IMC	Herb Welhener
	16.2 Underground Mine	PM	Mark Odell
17.0	Recovery Methods
	17.1 Heap Leach Process	KDE	Joseph M. Keane
	17.2 Heap Leach Facility	GAI	Russell Browne
	17.3 High Grade Mill (Gravity Plant)	KDE	Joseph M. Keane
	17.4 Water Treatment Plant	KDE	Joseph M. Keane
18.0	Infrastructure	KDE	Joseph M. Keane

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Table 2.1 Summary of Qualified Persons
	Report Section	Company	QP
19.0	Market Studies and Contracts	MON	Mark Jutras
20.0	Environmental Studies, Permitting and Social or Community Impact
	20.1 Environmental Studies and Issues	SRK	Dawn Garcia
	20.2 Waste Disposal, Site Monitoring & Water Management	SRK	Dawn Garcia
	20.3 Project Permitting	SRK	Dawn Garcia
	20.4 Potential Social or Community Related Requirements and Plans	SRK	Dawn Garcia
	20.5 Mine Closure Requirements and Costs	Rescan	Susan Ames
	20.6 Mine Water Balance	SRK	Dawn Garcia
21.0	Capital and Operating Costs
	21.1 Leach Pad Capital Cost	GAI	Russ Browne
	21.2 Closure and Reclamation Capital Costs	Rescan	Susan Ames
	21.3 Process Costs (if any)	KDE	Joseph M. Keane
	21.4 Process Operating costs	KDE	Joseph M. Keane
	21.5 Open Pit Mine Operating Costs	IMC	Herb Welhener
	21.6 Underground Mine Operating Costs	PM	Mark Odell
22.0	Economic Analysis	KDE	Joseph M. Keane
23.0	Adjacent Properties	MON	Kenneth J. Balleweg
24.0	Other Relevant Data and Information	All QP’s	All QP’s
25.0	Interpretation and Conclusions	All QP’s	All QP’s
26.0	Recommendations	All QP’s	All QP’s
27.0	References	As required

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3.0    RELIANCE ON OTHER EXPERTS

Subject to normal due diligence, KDE has relied on the accuracy of reports and data supplied by Mulatos and other geological and mineral engineering consultants in the preparation of the Independent Report. KDE has reviewed and analyzed data provided by Mulatos and other geological and mineral engineering consultants, and has drawn its own conclusions there-from, augmented by its direct field examinations. KDE has not carried out any independent exploration work, drilled any holes or carried out sampling or assaying on the property.

The authors acknowledge the full cooperation of management and field staff from Mulatos, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material. All maps, as well as certain of the Tables and Figures for this report were supplied by Mulatos.

Call & Nicholas, Inc. (CNI) has provided guidance for the open pit slope angles used in the design of the final pits.

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4.0    PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Mulatos mining district is located in the Sahuaripa Municipality of Northern Mexico, near the eastern border of the state of Sonora (Figure 4.1). Alamos Gold, through its wholly owned Mexican subsidiary Minas de Oro Nacional S.A. de C.V (MON), controls the Mulatos mining property (the “Salamandra property”) encompasses 30,535 hectares of mineral rights in the Sierra Madre Occidental mountain range in the east central portion of the State of Sonora, Mexico.

The Salamandra property (Figure 4.2) is centered around UTM coordinates 715,000 meters east and 3,169,000 meters north and the Mulatos open pit mine itself is located between UTM coordinates 700,000 meters and 730,000 meters east and 3,160,000 meters and 3,185,000 meters north or 108°44’ west longitude and 28°39’ north latitude.

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4.2	Property Description

The Salamandra property, which includes the Mulatos mine, consists of 44 concessions encompassing some 30,536 hectares of mineral rights properties. Mineral rights in Mexico are issued by the Mexican Department of Economy, Direcion General of Mines.

Surface rights in the exploitation and exploration areas are held privately, some of which were purchased by Minas de Oro Nacional (MON), and by the Mexican Government through the “Ejido Mulatos”.

Ejidos (or “comunidades agrarias”) are communal agrarian land grants that represent a significant part of the surface land ownership coverage in Mexico. Individuals of the ejido (ejidatarios) have the right to use specific areas of the ejido, and decisions regarding land use are made by the ejido members.

MON entered into surface rights agreements in 2004 and 2008 with the Ejido Mulatos for the purposes of exploration and mining. The surface agreements were approved by the Agrarian Court for the State of Sonora and supersede previous surface rights agreement.

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Concessions in the Mulatos mining area were legally surveyed, licensed, reviewed and approved by Mexican mining engineers (“peritos”). The location of all known mineralized zones, mineral resources, mineral reserves and mine workings, existing infrastructure and important natural features and improvements, relative to the property boundaries, have also been surveyed and are properly located.

Table 4.1 provides a list of the current concession details for titles owned by MON on the Salamandra property; Figure 6.3 illustrated the location of Alamos’ concessions in the district. Those concessions that show expired expiration dates have been submitted for renewal and are awaiting the approval process. The new expiration dates will be 50 years in the future.

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Table 4.1 Alamos’ Concessions Description - Mulatos District

Concession Name	File Number	Title Number	Title Issuance	Title Expiration	Area (hectares)
Mulatos & Salamandra Project, Sahuaripa, Sonora, México
NUEVO MULATOS	82/1891	180600	13-Jul-87	12-Jul-12	30.0000
CONTINUACION DE VIRGENCITA	321.1/4-632	190634	29-Apr-91	28-Apr-41	100.0000
SAN MIGUEL I	321.1/4-702	191139	29-Apr-91	28-Apr-41	16.7056
CRISTINA	321.1/4-704	191271	19-Dec-91	18-Dec-16	290.0000
CAROLINA	321.1/4-701	191272	19-Dec-91	18-Dec-16	347.0000
BETY	321.1/4-700	191273	19-Dec-91	18-Dec-16	453.7237
SAN MIGUEL 2	321.1/4-703	195438	14-Sep-92	13-Sep-42	20.2516
LA CENTRAL No. 1	82/2310	196108	23-Sep-92	22-Sep-42	81.2560
EL VICTOR DE MULATOS	82/6061	196110	23-Sep-92	22-Sep-42	18.0000
LA CENTRAL	82/7157	196111	23-Sep-92	22-Sep-42	96.0000
SAN CARLOS	82/2289	196112	23-Sep-92	22-Sep-42	9.0000
SALAMANDRA FRACCION 1	4/2.4/01966	212185	30-Aug-96	29-Aug-46	8072.6559
SALAMANDRA FRACCION 2	4/2.4/01966	212186	30-Aug-96	29-Aug-46	1161.5005
SALAMANDRA FRACCION 3	4/2.4/01966	212187	30-Aug-96	29-Aug-46	604.0000
TEQUILA	4/1.3/1470	206724	12-Mar-98	11-Mar-48	18.7440
MIRTHA	4/1.3/1471	206755	12-Mar-98	11-Mar-48	470.3190
EL JASPE	4/1.3/1611	209714	03-Aug-99	02-Aug-49	78.0000
SAN LORENZO	4/1.3/1633	210493	08-Oct-99	07-Oct-49	60.0000
SAN LORENZO	4/1.3/01739	211573	16-Jun-00	15-Jun-50	15.6160
EL CARRICITO 2	82/26288	212507	31-Oct-00	30-Oct-06	100.0000
CERRO PELON	82/26815	213670	08-Jun-01	07-Jun-07	500.0000
CERRO PELÓN 2	82/26914	214866	04-Dec-01	03-Dec-07	500.0000
CERRO PELÓN 3	82/27376	216744	28-May-02	27-May-08	368.0000
EL MARRANO	4/1.3/2004	217518	16-Jul-02	15-Jul-52	434.0000
CAPULIN 2	4/1.3/1634	217556	16-Jul-02	15-Jul-52	12.0000
LA ESTRELLA	4/1.3/1919	217206	25-Jul-02	24-Jul-52	40.0000
ALEJANDRA	4/1.3/1632	217765	13-Aug-02	12-Aug-52	405.6606
LOS COMPADRES	82/28236	218820	21-Jan-03	20-Jan-09	10.0000
CARBONERAS	82/28557	220715	30-Sep-03	29-Sep-09	801.3822
CARBONERAS 2	82/28680	221518	19-Feb-04	18-Feb-10	132.0000
OSTIMURI 1	82/28803	222082	07-May-04	06-May-10	482.6517
CARBONERAS 3	82/28841	222103	11-May-04	10-May-10	1729.4533
EL CARRICITO	4/1/02591	222880	17-Sep-04	13-Sep-54	2176.2872
PUEBLA FRACCIÓN 1	001-04-02	223170	28-Oct-04	27-Oct-10	106.3367
PUEBLA FRACCIÓN 2	001-04-02	223171	28-Oct-04	27-Oct-10	1568.5830
LAURA FRACCION A	82/29388	224139	08-Apr-05	07-Apr-11	2.9916
LAURA FRACCION B	82/29388	224140	08-Apr-05	07-Apr-11	6.2761
EL POTRERO	82/30511	227953	15-Sep-06	14-Sep-56	168.0000
SAN NICOLAS FRACC A	82/30510	227975	20-Sep-06	19-Sep-56	3323.3227
SAN NICOLAS FRACC B	82/30510	227976	20-Sep-06	19-Sep-56	2630.9689
PUEBLA 1	82/31936	232580	09-Sep-08	08-Sep-58	240.1428
PUEBLA 2	82/32331	232581	09-Sep-08	08-Sep-58	2.9416
PALMA I	82/32402	232910	04-Nov-08	03-Nov-58	2640.8559
PUEBLA 3	82/32331	In Process			211.0818
TOTAL					30,535.7084

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The Salamandra Property is subject to a Royalty between MON and Royal Gold Inc. (Royal). Royal purchased the royalty from Minera San Augusto, a then joint venture between Tenedoramex and Kennecott. Pursuant to the transferred royalty Agreement, the Company is obliged to pay to Royal a royalty from the date of Commencement of Commercial Production until such time as the first 2,000,000 ounces of gold have been produced and sold (or deemed sold) from the Salamandra Property. As of 30 September 2012, the royalty was paid or accrued on approximately 943,000 ounces of applicable gold production. The royalty is based on a sliding scale between 1 and 5 percent of the Net Smelter Return of gold and silver, in respect to the prevailing gold price as published in the Wall Street Journal for the calendar quarter in which the royalty is payable, follows:

US$ 0.00/oz to US$ 299.99/oz	1.0%
US$ 300.00/oz to US$ 324.99/oz	1.5%
US$ 325.00/oz to US$ 349.99/oz	2.0%
US$ 350.00/oz to US$ 374.99/oz	3.0%
US$ 375.00/oz to US$ 399.99/oz	4.0%
US$ 400.00/oz or higher	5.0%

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5.0    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,

INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility, Local Resources, Infrastructure

The Mulatos district is located approximately 220 kilometers east of the city of Hermosillo, capital of the state of Sonora, and 260 kilometers west of Chihuahua, capital of the state of Chihuahua. The project is situated 300 kilometers south of the border with the United States of America. The closest villages to the mine project are Mulatos, located about one kilometer to the northwest of the Mulatos open pit, and Matarachi some 10 kilometers to the east northeast of the mine.

Road access from Hermosillo is through the towns of Mazatan, Sahuaripa (population 7,500), Arivechi, Tarachi and Matarachi, or from Hermosillo through Tecoripa and Yecora on the Chihuahua-Hermosillo highway, then northeast to Mulatos on an all-weather gravel road (Figure 5.1). Both routes, under normal conditions, take approximately 4-6 hours to travel. The site is also accessible by light plane to the Mulatos airstrip located within the mine camp installation.

5.2	Physiography

The project is located in the Sierra Madre Occidental mountain range. Topographic relief is often abrupt with steep-sided V-shaped valleys that form rugged canyons, and locally, cliffs hundreds of meters high. The Salamandra/Mulatos district is situated in the Basin and Range physiographic province with predominantly north to northwest trending block faults and related structures. In general, the topographic relief increases toward the east. The lowest project elevation is 950 meters above sea level at the Mulatos River, 1.5 kilometers east of the Estrella open pit. Average project elevation is 1,400 meters with peaks rising to 1,700 meters.

The Mulatos River is the primary drainage in the area, with flow throughout the year. It is located about 1.5 kilometers east of the Mulatos pit. Secondary drainages in the area are typically intermittent. Numerous springs and seeps, used by local ranchers for watering livestock, exist in the area. Vegetation consists mainly of oak and mesquite trees along with numerous types of cactus. Ponderosa pine grows at higher elevations.

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5.3	Climate

Annual temperatures vary from -12° to 48° C with a mean of 18.5° C. night-time summer low temperatures are typically 15° to 20° C, and winter nightly lows are 0° to -12° C range. Snow can occur on surrounding mountains.

Average annual rainfall is 874 millimeters, mainly occurring from June through September. Light rains may occur during the late fall and early winter, with dry conditions generally prevailing from February to June. During the summer rainy season, the wind blows to the northwest 50 percent of the time and to the southwest or southeast during the remainder of the year. The wind generally reaches a moderate intensity of about 15 to 20 kilometers per hour in the late afternoon.

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6.0    HISTORY

6.1	Pre-Alamos (Prior To 2001)

The Mulatos district was first discovered in 1635 by Jesuit priests. The area saw considerable activity by various groups throughout the 1800’s and 1900’s. The owner of the first registered claim was Thomas Suza, in 1806. Succeeding owners include N.Y. Ancheta and Ramon Bringas in 1821 and Mr. Ortese in 1863. In 1869, the property was bought by the Aguayo brothers. In 1887, they sold it to Hobart and Hayward of San Francisco, California. After a long lawsuit, the property was given to the Rey del Oro Mining Company in 1890 and later transferred to Greene Gold Silver Company, which mined some of the claim (“Mina Vieja”) until the Mexican Revolution in 1910. Numerous reports were written between 1827 and 1960 concerning the Mulatos district.

Companies that have been interested in the district after 1960 include Phillips Petroleum in 1962, Theodore A. Dodge in 1963, Cannon Hicks Associates in 1972, Tormex Developers in 1973, Explomin S.A. de C.V. in 1974 (formerly part of Minera Real de Angeles), Homestake Mining Company in 1975, British Petroleum in 1982, Papanton Minas in 1984, and Kennecott in 1990. Kennecott conducted exploration activities on the ground surrounding the Nuevo Mulatos and Tequila claims for many years (claims where the Mulatos pit is located). Their efforts focused on the El Victor-San Carlos area as well as the area immediately surrounding the Nuevo Mulatos claim.

Minera Real de Angeles (“MRA”) acquired the Nuevo Mulatos claim in 1986 and carried out extensive exploration activities. MRA culminated their efforts with a pre-feasibility study in 1990. Placer Dome, Inc. (“PDI”) acquired full ownership of the claims from MRA in 1993. Subsequently, PDI and Kennecott entered into a joint venture agreement covering the Mulatos deposit and 34,000 hectares of surrounding land. PDI functioned as the developer and operator with a 70 percent interest. Exploration work was conducted by Placer Dome Exploration (“PDX”), a subsidiary of PDI, and Empresa Minera Can-Mex, S.A. de C.V. (“Can-Mex”), a subsidiary of PDX. PDX conducted extensive exploration in the Mulatos deposit area and reconnaissance exploration on the remainder of the land position from 1993 through 1997, resulting in a feasibility study and a positive mine construction decision at Mulatos in 1997. Additional exploration work, undertaken in the mid/late 1990’s, resulted in the identification of numerous interesting exploration targets that were the site of sporadic work; PDX suspended all exploration and development activities in the district in the second quarter of 1999.

6.2	Alamos

6.2.1	Period 2001 To 2003

In 2001 National Gold Corporation (“National”), through its Mexican subsidiary Minas de Oro Nacional, S.A. de C.V. (“MON” - formerly O.N.C. de Mexico, S.A. de C.V.) acquired a 100 percent interest in the Salamandra/Mulatos Properties from Minera San Augusto, S.A. de C.V. (“MSA”) a PDI subsidiary, for cash and a sliding scale Net

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Smelter Royalty in favour of MSA on the first two million ounces of gold (royalty which was later purchased by Royal). Alamos Minerals (“AM”) then optioned 50 percent of the assets by being responsible for exploration and other expenditures. In 2003, AM and National Gold merged to form Alamos Gold Inc. (Alamos). Alamos, through its wholly owned Mexican subsidiary MON owns 100 percent interest in the Salamandra/Mulatos Properties.

Between the years 2001 and 2003 limited exploration work was performed by National, AM and Alamos with the Mulatos deposit and surrounding areas remaining, at the time, the only focus of work.

6.2.2	Period 2004 To Present

In 2004, M3 Engineering and Technology Company (M3) of Tucson completed a detailed feasibility study and 43-101 technical report for the Estrella Zone entitled “Mulatos Feasibility Study Phase 1 - Estrella Pit”. The 2004 Feasibility Study identified that the exploration programs completed by Alamos, PDI, Kennecott and Minera Real de Angles had delineated measured and indicated (M&I) resources of 62.2 million tonnes (Mt) at 1.51 grams per tonne (g/t) gold and 0.6 grams per tonne silver, totalling 3,020,000 ounces of gold and a relatively small amount of silver. These resources were only contained in the Estrella, Mina Vieja, and part of the Escondida areas of the Mulatos deposit. The Gap, El Victor, and San Carlos portions were not included in this determination of resources, and were not used for economic evaluation.

Construction began on the Mulatos Mine Heap Leach (for processing Estrella “Ore”) in the third quarter of 2004. The first gold pour occurred in July 2005 and by December of the same year the major components of the mine were in place including the gold recovery plant, phase one of the leach pad, and facilities to accommodate 250 full-time workers. Construction and commissioning were substantially completed in December 2005. In subsequent years Alamos continued improvement to and expansion of the Mulatos mine. Alamos continued exploration work on targets defined by the previous operator.

The Salamandra property consists of the Mulatos deposit area, which includes the Estrella, El Salto, Mina Vieja, Escondida, Gap, El Victor, San Carlos, and Puerto del Aire zones, and a minimum of eight satellite gold systems known as El Halcon, La Yaqui, Los Bajios, El Jaspe, La Dura, Cerro Pelon, El Realito, and El Carricito. Numerous smaller areas of hydrothermal alteration similar to those known to host gold mineralization at Mulatos are also present in the district which were also subject of sporadic exploration in the past but which are now being systematically re-evaluated by Alamos.

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6.3	Resource & Reserve Development

6.3.1	Historical

MRA acquired the Nuevo Mulatos concession in 1986 and carried out extensive exploration activities, including the drilling of 121 reverse circulation holes for a total of 20,688 meters, 11 diamond core holes for a total of 1,928 meters, and driving 1,061 meters of exploration drifts from which bulk samples were taken. MRA completed a pre-feasibility study on the property in 1990. As part of that study, MRA calculated a log normally kriged mineral resource of 15.5 million tonnes grading 1.83 grams per tonne gold at a cut-off grade of 1.0 grams per tonne gold; note that MRA resource numbers are non-43-101 compliant and are provided for information only.

After purchasing the claims from MRA and entering into a joint venture with Kennecott on the Salamadra concession, PDI completed a considerable amount of work including over 75,000 meters of drilling. PDI on behalf of the Placer Dome/Kennecott consortium completed a feasibility study in June 1997. The mineral resource was of 83 million tonnes grading 1.04 grams per tonne gold at a 0.50 grams per tonne gold cutoff. The Mineral Reserves were 49.7 million tonnes grading 1.23 grams per tonne gold. Placer Dome updated this study in 1999-2000 with a new mineral reserve of 43.5 million tonnes grading 1.59 grams per tonne gold. Behre Dolbear, of Vancouver, British Columbia, Canada, reviewed PDI’s work in January 2001 for National Gold and produced a qualifying report just before the NI 43-101 rules were implemented. Many of Behre Dolbear recommendations have been followed in the work for the 2004 Alamos Feasibility Study.

In September 2002, Pincock Allen and Holt of Denver (“PAH”), Colorado did a preliminary assessment and scoping study for the Estrella (pit) development alternative for the Mulatos deposit. In it the Mina Vieja and Escondida, the Northern parts of the Placer Dome pit, were eliminated with the new smaller pit called “Estrella”, which was to operate at 17,500 tonnes per day.

The mineral resource statement completed for Alamos was 62.2 million tonnes of measured and indicated resource at an average grade of 1.51 g/t gold (at a 0.8 g/t gold cutoff). M3 (April 2004) produced a Feasibility Study for Alamos Gold. The Estrella Pit chosen was similar to that in the PAH report but a complete new geological model was produced. The recommendations made by Behre Dolbear in their January 2001 report were also followed. The reserves were calculated to be 36.4 million tonnes averaging 1.64 g/t, presented at a 0.8 g/t gold cut off.

6.3.2	Alamos - 2006

On March 20, 2007 Alamos reported a revised global resource for the Mulatos deposit of 91.2 million tonnes at a grade of 1.26 g/t gold (0.5 g/t gold cut-off), for 3.71 million contained ounces of gold., a net increase of 453,000 ounces of gold relative to the 2004 Feasibility Study. The updated global resource included previously announced resource updates in the El Salto, Mina Vieja, and Escondida areas but did not include development drilling at Gap, El Victor, and San Carlos. Alamos also

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reported 14.5 million tonnes at 0.99 g/t gold in the inferred category for 458,700 contained ounces of gold at a 0.5 g/t gold cut-off, compared with 14.6 million tonnes at 1.05 g/t gold for 491,000 contained ounces gold at 0.5 g/t cut-off in the 2004 Feasibility Study.

An updated mineral reserve estimate was also calculated as at 31 December 2006 using a price of US$ 500 per ounce of gold with proven and probable reserves of 2.1 million contained ounces. This reflected a 7 percent increase from the mineral reserves for the Estrella Pit reported in Alamos’ Feasibility Study dated June 17, 2004 of 1.92 million contained ounces. The updated mineral reserve estimate incorporated the Estrella, Mina Vieja, El Salto, and Escondida areas.

Mineral reserves in the Estrella Pit were 31.9 million tonnes at a grade of 1.64 g/t gold for total contained ounces of 1,682,000 as at December 31, 2006 representing a 12 percent reduction in contained ounces from the 2004 Feasibility Study.

6.3.3	Alamos - 2007

After accounting for all resources mined through to 31 December 2007 and including the El Victor resources reported in November 2007, the measured and indicated resource (inclusive of reserve) were reported to contain 96.3 million tonnes at a grade of 1.17 g/t gold at a 0.5 g/t gold cutoff, for 3.62 million contained ounces. The Company also reported 15.6 million tonnes at 0.96 g/t gold in the inferred category, for 454,610 contained ounces of gold at a 0.5 g/t cutoff.

Mining operations at the Mulatos deposit focused on the Estrella portion of the orebody. The 2004 Feasibility Study estimated mineral reserves in the Estrella Pit of 1.92 million contained ounces using a gold price assumption of US$ 350 per ounce. At 31 December 2006, mineral reserves in the Estrella Pit were 32.1 million tonnes at a grade of 1.64 g/t gold for total contained ounces of 1,683,000. During 2007, the Company mined an additional 250,077 contained ounces from the Estrella Pit. An updated mineral reserve estimate was calculated for the Estrella Pit as of December 31, 2007 using a price of US$ 600 per ounce of gold, and indicated proven and probable reserves of 1.32 million contained ounces were defined in the Estrella Pit.

6.3.4	Alamos - 2008

On 17 March 2009, Alamos reported an increase in reserves and global resources at its Mulatos project in Sonora, Mexico. Proven and probable reserves increased by 21 percent, measured and indicated resources decreased by 14 percent and inferred resources increased by 129 percent from the prior year.

The updated mineral reserve estimate was calculated as of December 31, 2008 using a US$ 700 per ounce gold price and consisted of proven and probable reserves of 2.05 million contained ounces. This reflected a 21 percent increase from the proven and probable reserve estimate of 1.69 million contained ounces in 32.1 million tonnes grading 1.64 g/t gold at December 31, 2007. The updated mineral reserve estimate

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incorporated the Estrella, Escondida, Puerto del Aire (“PdA”), El Salto and Mina Vieja areas which were consolidated and reported as part of the Mulatos pit, and El Victor which was reported separately as the El Victor pit. The life-of-mine model for the Mulatos pit has a waste-to-ore ratio of 1.60:1, and the El Victor pit has a 1.23:1 waste-to-ore ratio. Reserves at Puerto del Aire and El Victor were reported for the first time.

The 21 percent increase in reserve ounces was attributable to the conversion of resources from El Victor and Puerto del Aire, additional resource ounces upgraded to reserve as a result of closer-spaced drilling, and the use of a US$ 700 per ounce gold price compared to the lower gold price estimate used in the prior year calculations. Compared to the 2007 reserve estimate, total tonnes included in proven and probable reserves increased 48 percent, while the average reserve grade decreased 18 percent from 1.64 g/t gold to 1.35 g/t gold. The higher gold price used in the 2008 reserve estimate allowed lower grade material to be classified as ore and included in reserves. To a lesser extent, the lower average grade resulted from the inclusion of reserves at Puerto del Aire and El Victor. Based on current throughput rates, the reserve update increased the overall expected mine life to approximately 10 years.

Measured and indicated resources totalled 1.66 million contained ounces and inferred resources totalled 1.04 million contained ounces calculated at a 0.5 g/t gold cut-off grade as at December 31, 2008. The 2008 measured and indicated resource estimate represented a 14 percent decrease compared to the prior year. This decline was due in part to the conversion of measured and indicated resources into reserves, but was largely compensated by a significant 129 percent increase in inferred resources from 0.46 million ounces at December 31, 2007 to 1.05 million ounces at December 31, 2008. The increase in inferred resources is due primarily to the addition of geologic and resource models for the Gap, La Yaqui, and San Carlos areas.

6.3.5	Alamos - 2009

On March 31 2010, Alamos provided updated resource & reserve estimates. The updated mineral reserve estimate for the Mulatos Project was calculated as at December 31, 2009 using an US$ 800 per ounce gold price and consisted of proven and probable reserves of 2.39 million contained ounces in 61.6 million tonnes grading 1.21 g/t gold. This reflected a 17 percent increase from the proven and probable reserve estimate of 2.05 million contained ounces at December 31, 2008 contained in 47.7 million tonnes grading 1.35 g/t gold..

The updated mineral reserve estimate incorporated the Estrella, Escondida, Puerto del Aire, El Salto, and Mina Vieja areas, which were consolidated and reported as part of the Mulatos Pit. El Victor, Cerro Pelon, and La Yaqui were reported separately as the El Victor Pit, Cerro Pelon Pit, and La Yaqui Pit. The Company also reported reserves at Cerro Pelon and La Yaqui for the first time.

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The increase in reserve ounces was attributable to a number of considerations, including the conversion of resources from La Yaqui, contained ounces that were upgraded to reserves as a result of closer-spaced drilling and the use of a higher gold price relative to prior years’ calculations, and the first-time reporting for Cerro Pelon. Compared to the 2008 reserve estimate, total tonnes included in proven and probable reserves increased 29 percent, while the average reserve grade decreased 10 percent from 1.35 grams of gold per tonne of ore to 1.21 g/t gold, mainly as a result of the reduced economic cut-off grade due to higher gold prices.

Based on the budgeted 2010 average throughput rate at the Mulatos Mine of 13,500 tonnes per day, the reserve update increased the overall expected mine life to just over 11.5 years as of December 31, 2009, before factoring in the planned increased crusher throughput. Under the life-of-mine plan, it was expected that Cerro Pelon and La Yaqui will be mined concurrently with the Mulatos Pit with separate crushing and heap leach facilities.

At a 0.5 g/t gold cut-off, measured and indicated resources total 1.88 million contained ounces in 60.1 million tonnes grading 0.97 g/t gold at December 31, 2009, which represents a 14 percent increase in tonnes, a 13 percent increase in ounces, and a 1 percent decrease in the average grade compared to the prior year. The increase in measured and indicated tonnes was largely due to the conversion of 2008 inferred resources into the measured and indicated categories, and the addition of new resources by expansion drilling in the year.

Inferred resources decreased 11 percent from 1.05 million ounces at December 31, 2008, in 32.6 million tonnes grading 0.99 g/t gold, to 0.93 million ounces, in 25.8 million tonnes grading 1.12 g/t gold, at December 31, 2009. Tonnage decreased 21 percent and grade increased 13 percent compared to the prior year. The year-over-year decrease in inferred resources was due primarily to the conversion of inferred resources to the measured and indicated categories. A portion of the 2009 PdA Extension drilling data was included as a part of the inferred resources for the first time.

6.3.6	Alamos - 2010

In the 2010 reporting year, Alamos Gold presented proven and probable mineral reserves 2.39 million ounces of gold at Mulatos, replacing mineral reserves mined-out in 2010. Measured and indicated mineral resources increased by 38 percent to 4.40 million ounces of gold. An inferred mineral resource of 0.92 million ounces of gold was also reported. This increased the projected life of the Mulatos High-Grade Mill to 2.4 years from 1.6 years based solely upon updated reserves at Escondida. Mineral reserves were reported at San Carlos for the first time.

Mineral reserves were calculated at $875 gold. Resources were presented at a 0.5 g/t Au cut-off grade for the Mulatos mine area, and calculated at $800/oz gold for Yaqui and Cerro Pelon, with a presentation at a 0.3 g/t gold cut-off grade.

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6.3.7	Alamos - 2011

2011 is the most current reporting year for resources and reserves at the Mulatos project. Proven and probable mineral reserves of 2.39 million ounces of gold at Mulatos, replacing mineral reserves mined out in 2011. Reserves were calculated at $1,150 oz Au. The mine life was maintained at 9 years, following a processing throughput increase to 17,000 tpd.

Measured and indicated mineral resources at Mulatos, were reported at a 0.5 g/t gold cut-off, and increased slightly to 2.77 million ounces and inferred resources decreased slightly to 0.51 million ounces at 31 December 2011 compared to the prior year. The slight increase in measured and indicated mineral resources and the slight decrease of inferred mineral resources is primarily attributable to the conversion of inferred mineral resources into the measured and indicated categories. Resources at Cerro Pelon and La Yaqui remained unchanged.

All references to reserves and resources in prior years were reported in the Company’s 2009 Annual Information Form available at www.sedar.com, or on the Company’s website under Investors, Annual & Quarterly Reports, and Other Reports.

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7.0    GEOLOGICAL SETTING

7.1	Regional Geology

The Sierra Madre Occidental volcanic province is composed of two distinct packages of volcanic rocks: a Lower Volcanic Series comprised of early Oligocene age (28 to 36 million years (Ma)) volcanic rocks, overlain by the Upper Volcanic Series, comprised of Miocene age (18 to 24 Ma) volcanic rocks. Basement rocks are Paleozoic to Cretaceous and early Tertiary sediments. The sedimentary package is well exposed along the road between the towns of Arivechi and Tarachi. Several Laramide age (60 to 65 Ma) intrusives are known to exist in the area. The two exposures of intrusives closest to Mulatos include one near Matarachi and another about 10 kilometers north of Mulatos along the Rio Mulatos. A simplified Mexico regional geology is shown in Figure 7.1.

The Lower sequence volcanic rocks are a group of andesite lavas, tuffs and agglomerates, and are fine-grained to porphyritic in texture.

There appears to have been erosion following the deposition of the Lower Volcanics, over which the Miocene age felsic to intermediate flows and tuffs and ignimbrites were deposited.

The distinction between the two volcanic packages has been based on the occurrence of an angular unconformity. The older Oligocene package typically has beds tilted between 20 to 50 degrees whereas the younger Miocene rocks typically are flat lying but may dip up to 15 degrees.

The youngest rocks in the sequence are less than 10 Ma rift-related basalts. North-northwest and northeast trending faults cut all rocks in the Mulatos area, and are related to basin and range extension. The Mulatos mine is exposed in the footwall uplift of the Mulatos extension fault. The stratigraphic sequence is tilted approximately 25 degrees to the northeast in the mine area.

The age of mineralization at Mulatos has been bracketed by J.M. Staude, PhD., at between 25 Ma to 32 Ma. Only the Oligocene age rocks host gold mineralization in this part of the Sierra Madre.

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7.2	District Geology

The Mulatos area is located in the northern part of the Sierra Madre Occidental volcanic province of Sonora, Mexico. The Mulatos mineral deposits are typified by epithermal, high-sulfidation, disseminated gold deposits hosted within a mid-Tertiary dacite and rhyodacite dome complex. They are associated with a large hydrothermal alteration system that covers more than 100 square kilometers. Volcanic rocks in the Mulatos district consist entirely of Oligocene age dacite to rhyodacite porphyry flows and tuffs intercalated with rhyolite welded tuffs.

The district geologic setting of the Mulatos district has been described previously in the technical report related to the development of the Estrella pit (Austin et al, 2004), mostly based on geologic work conducted by Kennecott and PDX in the 1990`s, and in a technical report on the Escondida deposits, details on the Escondida technical report were disclosed on May 20, 2009 while the report can be viewed at www.sedar.com under the company name. Figure 7.2 summarizes the general geologic model for the Mulatos district targets and deposits.

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Compilation of the regional work completed by previous operators in the district culminated by the presentation of the following regional geology and alteration regional maps (Figures 7.3 and 7.4). Most geological/exploration targets recognized to date were already known in the 80’s and 90’s.

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7.3	Local Geology

7.3.1	Lithology

Geological units at Mulatos generally form a layer-cake pattern. The stratigraphic sequence defined at Mulatos is shown in Figure 7.5 while Figure 7.6 outlines the surficial geology as mapped by previous operators and Alamos. Although there are some local differences, the geological units are described in stratigraphic sequence from youngest to oldest.

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The following sections describe the stratigraphic units in detail. The units described are consistent with the geologic model developed for resource estimation. Therefore, post-mineral unit descriptions have been combined because their designation is generally not significant with respect to the resource estimation process.

Overburden - Qls

The unit consists of overburden and landslide material and is located on the top of all other units, just below the topographic surface. Overburden can contain gold mineralization, as represented by material of the west side of the Mulatos deposit near the Arroyo Mulatos. Overburden located above the Escondida deposit is barren.

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Post Mineral - Tplt, To, Tn, Tl, Tm, Tb, Tk

Nine distinct post-mineral units and sub-units were discriminated during the course of geologic mapping, details of which are shown in the stratigraphic column. Some of these post-date mineralization, and conceal underlying stratiform mineralization, while recent exploration development indicates that the lower units, notably Tplt can be gold mineralized. They form a relatively thick sequence to the northeast of the Mulatos deposit, and extend from Puerto del Aire to the El Victor area. Maximum thickness is 200 meters but in general range from 0 to 150 meters. These units were consolidated in the resource model, as they do not host mineralization, but provide important criteria for stratigraphic correlation between drill holes, and determination of fault displacement and depth to concealed mineralization. The package of post-mineral units is designated as PM in the resource model.

Epiclastic Sediments - Tpcg, Tpqz, Ttq

These units are now believed to be facies variations of fine to coarse grained pyroclastic and volcaniclastic sedimentary rocks derived from erosion and partial destruction of earlier dome complex rocks (Tdf4, Trf, Tdf3). The Ttq, Tdf2, Bx, and Ttp units are in erosional contact with the dacitic and rhyodacitic flows discussed above. Relief on the basal unconformity is up to 300 meters, with maximum thickness near the central Estrella section line, where paleo-erosion has completely removed the Trf unit, and progressed into Tdf4. Coarse grained conglomeratic facies generally contain fragments of all rock types comprising the original dome complex. The majority of the Mulatos deposit is hosted within these volcaniclastic rocks. Within the resource model the units have been combined and labelled as VOLC.

Tpqz is a fine to medium grained, poorly sorted and stratified volcaniclastic sandstone containing abundant detrital quartz grains derived from erosion of the rhyodacite porphyry. It locally contains clasts of vuggy silica alteration, and also locally has a pyroclastic component. It occurs high in the volcaniclastic sequence, and reflects relatively low-energy depositional environments. Designations of DF2, DF2X, and contact breccia were previously attributed to these rocks.

Tpcg is the coarse-grained facies equivalent, and is comprised of granule to cobble-sized clasts in a largely clast-supported conglomerate. Clasts are predominantly homolithic in the basal portions of the sequence, corresponding to the lithology of the nearby source terrain. The homolithic breccias were previously interpreted as brecciated versions of the nearby host rock, e.g. RFX and DF4X, but these always occur in the basal portion of the sequence directly above the unconformity, and are in contact with in place Trf or Tdf4. These are now interpreted as homolithic debris resulting from mass wasting of the immediately adjacent host lithology. Heterolithic volcaniclastic conglomerates, previously interpreted as hydrothermal breccias (HBX, BRXX), due to a wide variety of clast lithologies, are present within the central portions of the volcaniclastic sequence.

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High-grade mineralization at the historic workings in Mina Vieja is hosted within Tpcg-equivalent volcaniclastic rocks, with high-grade gold concentrations (generally greater than 15 g/t gold) occurring as stratiform mineralization at the contact between Tpcg and the overlying Tpqz. Similar volcaniclastic rocks are the primary host rock in the El Victor resource area.

Complete gradations between the two end members are common, with matrix-supported conglomerates and apparent pyroclastic rocks common. These intermediate rocks having characteristics of both end members were previously designated as DF2, DF2X, DF3X, and are proximal to distal facies rocks. In general, the sequence fines upward and outward from homolithic to heterolithic clast-supported pebble to boulder conglomerate (Tpcg), to heterolithic matrix-supported conglomerate (Tpcg + Tpqz), to volcaniclastic sandstone with occasional conglomeratic and pyroclastic material (Tpqz, Tdf2), to fine grained volcaniclastic sandstones and/or tuffs (Ttq). Coarse-grained clast-supported conglomerates are pervasively silicified and mineralized and are the best host rocks, due to high initial porosity and permeability. Matrix-supported conglomerates and finer-grained equivalents are predominantly altered to pyrophyllite and/or kaolinite, as they appear to have lacked significant porosity and permeability.

Dacite Porphyry Flow - Tdf2

Tdf2 is a dacite porphyry flow occurring above the Tq unit in the northern part of Cerro La Estrella and possibly the El Salto area. The unit is absent in the southern part of Mulatos, Escondida and El Victor area. Tdf2 may be part of the VOLC unit. The unit hosts gold mineralization and may have a thickness up to 100 meters.

Aphanitic Tuff - Tq

A fine grained air-fall tuff or volcaniclastic sediment located above unit Tdf3 and/or inter-fingered with unit VOLC. The unit is always present in the southern portion of the Mulatos deposit with a thickness up to 100 meters. Tq-like fine-grained tuff is also present in the Escondida area but may be a separate unit. Tq is present in the El Victor area but has been included within the VOLC unit. Longitudinal sections suggest that Tq is a distal facies of the VOLC unit. The unit is up to 100 meters thick and hosts gold mineralization.

Dacite Porphyry Flow - Tdf3

Tdf3 is a dacite porphyritic flow/pyroclastic, located above rock type Trf. The unit is present in the southern portion of the Mulatos deposit and locally present in the northern portion of Mulatos and Escondida. In El Victor, the unit is rare to absent. Tdf3 appears to have been partially to completely removed by erosion prior to the deposition of Tq in the north part of the Estrella pit. The unit hosts gold mineralization at Mulatos and Escondida.

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Rhyodacite Porphyry - Trf

Trf is a coarse-grained rhyodacite porphyry flow with quartz phenocrysts (up to 1 centimeter) as well as plagioclase, orthoclase, biotite, and hornblende. The unit represents one of the main hosts for alteration and gold mineralization, primarily in the southern portion of the Estrella Pit. It is present on all sections of the Mulatos deposit, except where completely removed by erosion prior to deposition of the volcaniclastic section (VOLC). Trf has not been identified in the El Victor area, and appears to be absent east of the Escondida zone. Trf occurs above rock type Tdf4. Thickness of the unit ranges from 50 to 200 meters.

Dacite Porphyry Flow - Tdf4

The Tdf4 unit is a dacitic porphyritic flow, generally quartz free, representing the basal unit in the geologic model. The unit can contain gold and copper mineralization, but it is not a major host unit. Copper is normally present at higher levels in this unit, which may be a function of geochemical zonation within the deposit. In some cases, an andesite unit was encountered at depth, which is believed to represent the Lower Volcanic unit described in the section on Regional Geology. The andesite, designated by Ts, was grouped with the Tdf4 when encountered.

7.3.2 Structural Geology

Faults - Mulatos/Escondida

Faults have been defined by surface and underground mapping, and from interpretations of east-west sections and plan views. Two dominant fault trends are present in the project area: northwest to north-northwest, and north-northeast. The northwest striking San Francisco fault trend represents the regional alignment related to basin and range extension. Prior to the doming event, multiple north-northeast striking faults were probably present in the area. The near north-northeast striking Mulatos fault trend probably reflects a deep-rooted structural trend that existed before the emplacement of the Trf dome. When doming began, a north-northeast striking fault(s), parallel to the present Mulatos fault, acted as the main structural control for emplacement of the dome complex and controlled the original mineralizing fluid flow. Northwest striking Basin and Range style faults were active during the late stages of mineralization and partially controlled superficial silicic alteration and acid leaching.

Four major sub-vertical faults have been defined in the Mulatos/Escondida area where post-mineral displacement is significant. The faults in question are (from youngest to oldest):

Mulatos Fault - The Mulatos Fault is a major bounding normal fault running north-south on the west side of the Mulatos deposit with up to 400 m of down-drop displacement of the western block. The fault dips to the west at approximately 75° and placed unaltered, post-mineral volcanic rocks adjacent to highly altered dome complex rocks. The Mulatos fault offsets and crosscuts all other faults and is believed to be the

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youngest fault system. There is a high probability that a portion of the Mulatos deposit has been cut-off and down-dropped along the fault.

Escondida Fault - The Escondida Fault is a down-to-the-west normal fault, which runs northeast from the Mulatos fault starting around section 3171500N/720500E. The fault has a N30E strike and a near vertical dip, which down dropped the western block approximately 100 meters. The Escondida fault offsets the down dip extension of the El Salto/Mina Vieja mineralization, with the Escondida zone being the up thrown extension. Geologic investigation indicates that the Escondida fault is a fault zone with several parallel faults along which composite motion has occurred. The fault is the western boundary of the Escondida zone. The Mulatos fault appears to offset the Escondida fault.

San Francisco Fault - The San Francisco Fault is a down-to-the-north normal fault that runs west-northwest from the east to an intersection with the Escondida fault. The fault strikes N60W and has a near vertical dip; although, the fault plane appears to flatten at depth with a south-westerly dip near the intersection with the Escondida fault. Exact displacement is difficult to determine, but estimates range between 30 to 80 meters. The San Francisco fault is offset by the Escondida fault, with no “mappable” continuation to the northwest. The fault offsets and down drops the intense silicic alteration hosting gold mineralization in the main Mulatos deposit. Local high-grade gold concentrations are present in strong N30-60W fractures developed in the silicic alteration adjacent to the fault.

North Fault - The North Fault is a down-to-the-south normal fault located at the extreme north end of the project area. The fault strikes N75E and dips 80° south and is concealed beneath post-mineral volcanic rocks. The North fault forms the north boundary of the Escondida zone and offsets mineralization. The apparent offset is approximately 100 meters of up throw on the north block, with the Escondida zone being preserved in the down-thrown block. The Escondida fault appears to offset the North fault, but the age relationship between the San Francisco and North faults is undetermined.

A series of progressive down-drop motions to the north has occurred along the San Francisco and Escondida faults, with once continuous mineralization being progressively down-dropped. The San Francisco north block is down dropped with respect to the Cerro Estrella block or main Mulatos deposit, and the El Salto/Mina Vieja block is down-dropped with respect to the San Francisco north block.

Faults - El Victor Area

Geologic investigation in the El victor area suggests only two significant faults; the faults are:

El Victor Fault - The El Victor Fault is an inferred post-mineral fault forming the southern boundary to mineralization in the El Victor area. The fault strikes N45E and

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has a near vertical dip. Displacement from sectional reconstruction appears to be 80 to 100 meters, with the southeast side up thrown with respect to the northwest side.

Northwest Fault—The Northwest Fault is a syn- to post-mineral normal fault separating the northeast and southwest portions of the El victor zone. The fault strikes N40W and dips 40° to the southwest. The northeast block is up thrown approximately 80 to 100 meters with respect to the southwest block and forms the prominent resistant ridge of El Victor. Due to the orientation of the fault with respect to the dominant mineralization trend, mineralization is not offset a significant amount across the fault.

Doming

The volcanic units immediately overlying the Trf dome (Tdf2, Ttq, and Tdf3) have been structurally deformed into an anticlinal shape. Growth faults along the dome margins show normal displacement of these units. Thus, lithologic units on the east and west limbs of the dome have been down-dropped into their present positions. Displacement magnitudes are generally less than 30 meters.

7.3.3	Alteration

The Mulatos deposits exhibit classic alteration zonation typical of high sulfidation deposits, from low-temperature distal propyllitic, to illite, to kaolinite, to proximal pyrophyllite-dickite and silicic. Gold exhibits a close spatial relationship with alteration, predominantly hosted within silicic alteration, with highest grades in vuggy silica alteration. Significant gold is also found in pyrophyllite-dominant argillic alteration within and immediately adjacent to silicic alteration. Alteration distribution is controlled by lithology, contacts between units, and structure.

Two stages of alteration, and possibly mineralization, are now interpreted within the Mulatos deposit. The first one is apparently confined to volcanic rocks of the original volcanic dome (DF4, RF, DF3), while the second event occurred after partial erosion and destruction of the dome complex, and is hosted within the volcaniclastic rocks of the depositional basin. The coarse-grained Tpcg unit contains clasts of variably altered silicified/mineralized rock that have been overprinted by a second alteration/mineralization event. Vuggy silica clasts can be observed in strongly argillized fine-grained facies, or in matrix-supported coarse-grained material. At least two stages of vuggy silica alteration are indicated.

Although deposit alteration has been previously mapped on several occasions, early maps do accurately illustrate alteration distribution. The northern part of the deposit was re-mapped in detail with PIMA assistance in late 1997, resulting in significant changes. Only reconnaissance mapping completed in the southern portion of the deposit, but numerous omissions were evident. The existing alteration map for the main and southern portion of the deposit is inadequate.

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Silicic Alteration

Silicic alteration hosts the majority of gold mineralization within the Mulatos deposit. It occurs as pervasive cryptocrystalline silica, and pervasive fine grained crystalline, and vuggy, apparently reflecting distance from source. Gold concentrations are highest in the vuggy silica, and often low grade to barren in the crypto-crystalline silica, except where cut by late fractures. Silicic alteration generally occurs as a stratiform body localized along the contact between the rhyodacite porphyry and the overlying dacite porphyry, and is pervasive within the coarse-grained, clast-supported volcaniclastic rocks. Coarse-grained, clast-supported volcaniclastic rocks exhibit almost pervasive silicification, whereas fine-grained equivalents are largely argillized. As the stratabound silicic alteration within volcaniclastic rocks is often texturally destructive, much of the alteration in this rock type was mapped as Tq.

Vuggy silica alteration formed from intense acid leaching of host rocks. It appears to be strongly lithology dependent and best developed in porphyritic rocks, particularly the rhyodacite porphyry. However, an extensive area of vuggy silica alteration is developed within pervasively silicified coarse-grained volcaniclastic rocks in the northern part of the Mulatos deposit. Vuggy silica most commonly occurs within the silicic alteration. Contacts between the two alteration types are completely gradational.

The most significant change on alteration modeling on the resource estimate was allowing a soft boundary between silica and vuggy silica zones, i.e. grade was not constrained by a rigid boundary at the vuggy silica/silicic alteration boundary, as in the feasibility model. This was due to the gradational nature between the two end members, and somewhat arbitrary alteration assignments during logging. Higher-grade mineralization was artificially restricted under the previous practice.

The overall trend of silicic alteration within the Estrella portion of the Mulatos deposit is north-northwest. However, the prominent trend to silicic alteration in the Puerto del Aire, Escondida, Gap, and Victor areas is to the northeast. Prominent northeast-trending structurally-controlled zones of silica+pyrophyllite alteration were mapped in the northern and southern part of the Mulatos deposit, where alteration/mineralization is less pervasive. Northeast structure appears to have been a dominant control on alteration.

Argillic Alteration

Advanced argillic assemblage comprised of high-temperature pyrophyllite and/or dickite clays was separated out in the most recent model. This discrimination was based on geologic occurrence defined from PIMA assisted alteration mapping and core analyses. It occurs within or marginal to silicic alteration, and hosts significant gold, with concentrations comparable to silicic alteration. Alunite is very rare, and probably supergene in origin. Lower temperature illite to kaolinite forms a distal alteration envelope around silicic and advanced argillic alteration, and is pervasive in the deposit area. Illite to kaolinite assemblages are generally only geochemically anomalous in gold. Remnant propylitic alteration is included in the low-temperature assemblage.

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7.3.4	Mineralization & Oxidation

The ore mineral deposits of Mulatos are primarily hosted in massive, pervasive silicic alteration of the volcanic and volcaniclastic host rocks. The silicified rocks host approximately 80 percent of the contained gold within the deposit.

Staude (2001) describes three main mineralization assemblages. From oldest to youngest they are:

1) quartz + pyrite + pyrophyllite + gold;

2) quartz + pyrite + kaolinite + gold + enargite;

3) kaolinite + barite + gold.

Minerals easily observed during core and reverse circulation chip logging at the project include: pyrite, enargite, chalcopyrite, molybdenite, gold, chalcocite, covellite, bornite, tetrahedrite/tennantite, marcasite, copper oxides, specularite, hematite, limonite, goethite, jarosite, pyrophyllite, kaolinite, alunite, montmorillonite, barite, chlorite and epidote.

Supergene enrichment of gold has occurred in the mixed oxide/sulfide zone. Free gold is commonly found in hematite-filled fractures. Gold also occurs in pyrite, as gold/silver tellurides, and possibly as a solid solution in some copper sulfide minerals.

Oxidized Mineralization

Oxidized rocks make up a small portion of the total volume of the resource area (based on visual calls). These rocks occur primarily near the surface, in the zone of leaching, and are largely a result of surface weathering. Geometry of the oxidized zone generally mimics surface topography. Several Deeper zones of oxidized material have exist throughout the Estrella Pit area. Deeper zones occur primarily in highly fractured areas where permeability is enhanced along major structural zones. Important oxide minerals observed at the project include: hematite, limonite, jarosite, goethite, and copper oxides. Kaolinite is more common in the shallower, oxidized portions of the deposit, whereas pyrophyllite is more common in deeper portions. In the geologic model, this zone contains only oxide minerals.

Mixed Oxide and Sulfide Mineralization

The mixed oxide/sulfide zone represents the area of possible supergene enrichment. In the geologic model this zone contains both oxide and sulfide minerals in any proportion. This zone generally mimics the geometry of the overlying oxide zone and occurs as an intermediate “blanket” between the purely oxidized rocks and the deeper sulfide zone. The mixed zone also frequently shows up as leached wells in cross sections, generally along fault zones. Minerals found in the mixed zone include those described for the oxide zone as well as the sulfide minerals pyrite, enargite, chalcopyrite, molybdenite, chalcocite, covellite, bornite, tetrahedrite/tennantite,

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marcasite, and specularite. Free gold can sometimes be found in hematite-filled fractures in this zone.

Two types of mixed material were modeled. The first, mixed-1 (mx1), is characterized by fractured controlled oxidation. The second, mixed-2 (mx2), is characterized by a weak to moderate pervasive oxidation.

Sulfide Mineralization

The sulfide zone is generally the deepest portion of the deposit, occurring below the mixed zone. There are some areas where the sulfide zone crops out at the surface. In general, the mixed zone/sulfide zone interface occurs closer to the surface in the southern rhyodacite dome area and is much deeper in the northern Estrella breccia area. Minerals found in the sulfide zone include pyrite, enargite, chalcopyrite, molybdenite, gold, chalcocite, covellite, bornite, tetrahedrite/tennantite, marcasite, and specularite. Pyrite is the most common sulfide mineral at Mulatos. Within the sulfide and mixed zones, metallurgical test work indicates that gold recovery is inversely proportional to sulfide content. Lower extraction rates are also usually obtained from copper rich sections. In the geologic model, the sulfide zone contains no oxide minerals.

Observed Oxidation State versus Mined Oxidation State

The description of the oxide, mixed and sulfide zones presented above are from visual or as-logged observations. For mining purposes new criteria were developed to discriminate the different oxidation states based on their actual gold recovery potential on the actual heap leach. As discussed in the previous section, total sulfur has a direct effect on recovery and total sulfur assays are now used to discriminate between oxidation states. For mining purposes Oxide is now defined as having less than 1.5 percent total sulfur, mixed is between 1.5 and 3.5 percent sulfur and sulfide is above 3.5 percent total sulfur. It is possible that some parts of the sulfide zone where sulfide content is low could have recovery characteristics of the oxide or the mixed zones, therefore those low sulfur sulfide zones are routinely re-classified as oxide or mixed during mining.

7.3.5	Geochemical Zonation

Trace element geochemistry data was acquired by Placer Dome Exploration in 1994. Drill hole sample pulps were selected from 41 reverse circulation and diamond holes and sent to Bondar Clegg for compositing and analysis. Pulps were composited into 20-ft intervals and then analyzed by inductive coupled plasma and cold vapour atomic absorption techniques. Results were then imported into PC-Xplor software for processing.

Trace element geochemical data was also received from Kennecott for composited drill hole samples. This data was combined with Placer Dome’s data, and cross sections were created and evaluated. Several patterns are apparent:

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•	Silver, chromium and barium correlate with gold mineralization. Chromium increases toward the north area.

•	Zinc is zoned outward in a southerly direction; there is anomalous zinc in the south portion of the deposit, but not in the north area.

•

Copper, in a general sense, occurs in two separate zones: first to the south, in association with the high-grade gold zone present in the southern part of the main Mulatos ore body (south part of the current pit), and secondly to the north, in the deeper portions of the northern Estrella pit.

•

Arsenic correlates well with high copper. This is often related to the presence of enargite. Arsenic is broad and diffused to the south and is more confined to discrete zones in the north. Arsenic occurs as a broad scale halo surrounding the Mulatos deposit and is a good indicator element for the presence of gold.

•	Molybdenum generally occurs as a halo surrounding copper mineralization.

•	Antimony is anomalous in the area; however, no particular zonation pattern can be discerned.

•	Lead is zoned outward toward the south, with strongly anomalous lead values in the south, and very low lead content in the north similar to the pattern observed for zinc.

•

Mercury is dispersed throughout the deposit area and does not show a particular zoning pattern; however, there is a slight tendency for mercury to be higher at higher topographic elevations. Mercury assays in the 4 to 6 ppm range are not uncommon.

7.3.6	Deposit Model

The paleo-environment was that of an active volcanic region with formation of rhyolite and rhyodacite flow/domes as well as hydrothermal activity. Prior to any mineralization, the paleo-surface consisted of the basal unit, Tdf4, with a series of more or less north-south, and probably northwest, trending faults and fractures. In the southern portion of the deposit, a rhyodacite intrusion (Trf) penetrated along a central north-south trending fault in Tdf4, and formed a dome complex with numerous flow lobes and hyp-abyssal sills. The exact time of deposition of the units overlying Trf (Tdf2, Ttq, and Tdf3), is not known, but they were definitely present prior to any alteration and/or mineralizing activity. Contemporaneous with the waning stages of the doming event, mineralization of the rhyodacite dome occurred. Mineralizing fluids were rich in sulfur, iron, silver, copper, arsenic, gold, antimony, chromium, barium, zinc, and mercury. Acidic mineralizing fluids circulated within the dome and outward along stratigraphic contacts with neighboring volcanic units.

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After the initial phase of mineralization, a period of partial destruction and erosion of the north end of the dome occurred. These activities created layers of volcaniclastic sediments, with sediments coming from Tdf4, Trf and Tdf3, which are also in erosional contact with their host units.

Acidic mineralizing fluids then circulate within the sediments, creating the acid leached vuggy silica zones. Faults along the west flank of the older rhyodacite dome acted as the primary conduits for fluid migration. Within the volcaniclastic sediments, mineralized clasts of all other lithologies (Trf, Tdf3, Ttq, Tdf2, and Tdf4) are present. The matrixes of the volcaniclastic units are also mineralized. This later mineralization was overprinted on the earlier rhyodacite dome-related mineralization. Ultimately, two separate, yet contiguous gold-silver-copper deposits were left behind. One was hosted within the southern rhyodacite flow dome, and the other was hosted within the northern volcaniclastic sediment complex.

Finally, superficial alteration and supergene remobilization (meteoric water and acid leaching), and possible enrichment, affected gold distribution within the deposit. Tilting and post-mineralization normal faulting last affected the mineralized volcanic sequence.

Mineral deposits at Escondida, El Victor and San Carlos are stratiform layers of mineralized volcaniclastic sediments similar to those previously encountered at Mulatos. After the placement of the volcaniclastic sediments, a stage of silicic alteration occurred creating a pervasive layer of cryptocrystalline silica within the sediments. A later stage of acid leaching and mineralization occurred creating a vuggy silica texture below the cryptocrystalline silica cap where gold mineralization is most prevalent.

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8.0    DEPOSIT TYPES AND MINERALIZATION

Gold deposits of the Mulatos district are considered as high sulfidation-state epithermal systems (Austin et al, 2004; Staude, 2001). Epithermal precious metal systems may be classified as high, intermediate, and low sulfidation styles. They are characterized by the sulfidation state of the hypogene sulfide mineral assemblage, and show general relations in volcano-tectonic setting, precious and base metal content, igneous rock association, proximal hypogene alteration, and sulfide abundance (i.e.; John, 2001; Sillitoe; and Hedenquist, 2003). Ore in all occurrences is of the type formed under epizonal conditions, that is, generally within 2 kilometers of the paleo-surface. Past workers have referred to high sulfidation systems as acid-sulphate, enargite-gold, or alunite-kaolinite systems.

Most high-sulfidation systems are associated with coeval andesite to dacite volcanic arcs, and are hosted by extensive “pre-mineral” advanced argillic lithocaps. The principle ore host is vuggy residual silica, typically developed by intense acidic leaching of a pre-existing porphyritic dacite host rock. Proximal alteration comprises hypogene dickite, alunite (often crystalline), and/or pyrophyllite. Sulfides include enargite, pyrite, and luzonite. Quartz veining is extremely rare, but some deposits are overprinted by late barite and quartz veins. Laterally extensive sheets of intensely silicified rocks occur in many districts, and represent zones of lateral outflow of mixed hydrothermal and meteoritic water. Silica is transported in the acidic hydrothermal water, and on intersection with the paleowater table, is undergoes neutralization and deposition of silica forming cryptocrystalline silica sheets.

Most high-sulfidation deposits are large, low grade bulk-tonnage systems (“Yanacocha”), though vein-hosted high sulfidation deposits also occur (“El Indio”).

In contrast, low and intermediate sulfidation state systems are typically related to quartz and carbonate veins, near-neutral hydrothermal fluids, and lack proximal advanced argillic alteration and residual vuggy silica. Steam-heated alteration is present above some intermediate and low sulfidation state systems advanced argillic assemblages. However, they usually comprise low-temperature kaolinite, and fine-grained alunite. Sulfides are of a low to intermediate sulfidation state.

Gold occurs in oxide, mixed oxide/sulfide, and sulfide ore types, with pyrite as the primary sulfide mineral. The deposits are amenable to cyanidation in all ore types, but gold extraction decreases with decreasing levels of oxidation.

Precious metal mineralization at Mulatos is associated with intense silicic alteration (mostly vuggy silica), advanced argillic alteration, and the presence of hydrothermal breccias. The original protolith (dacite porphyry flow/tuff, coarse grained volcaniclastites, Breccias), as indicated by surface mapping and core drilling, may have contained in the order of 2-3 percent sulfide as pyrite with various amounts of enargite and tetrahedrite. The principle gold bearing host rock is interpreted a favoured for mineralization due to relatively high primary porosity and its intense fracturing.

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Gold mineralization within the Mulatos deposit occurs primarily within areas of pervasive silicic alteration of the volcanic host rocks, and to a lesser extent, within advanced argillic alteration assemblages proximal to silicic alteration. The gold-bearing advanced argillic zones are dominated by pyrophyllite or dickite alteration. Silicic rocks host approximately 80 percent of the contained gold within the deposit.

Staude (2001) describes three main mineralization assemblages. From oldest to youngest they are:

1) quartz + pyrite + pyrophyllite + gold;

2) quartz + pyrite + kaolinite + gold + enargite;

3) kaolinite + barite + gold.

Free gold is commonly found in hematite-filled fractures. Gold also occurs in pyrite, as gold/silver tellurides, and possibly as a solid solution in some copper sulfide minerals. Supergene oxidation and perhaps remobilization and secondary enrichment of gold have been ongoing since the post-mineral volcanic cover was removed.

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9.0     EXPLORATION

Historical exploration activities prior to Alamos involvement are documented in Section 6 of this report, the readers are referred to that section for additional information.

Jesuit priests are reported to have first discovered Mulatos in 1635. The area saw considerable activity by various groups throughout the 1800’s and 1900’s, with the majority of historic production attributable to Greene Consolidated Gold and Silver Mining Company in the late 1800’s. Gold production largely ceased during the Mexican Revolution in 1910.

Companies that have explored the district starting in 1960 include Phillips Petroleum in 1962, Theodore A. Dodge in 1963, Cannon-Hicks Associates in 1972, Tormex Developers in 1973, Explomin S.A. de C.V. in 1974 (formerly part of Minera Real de Angeles), Homestake Mining Company in 1975, British Petroleum in 1982, Papanton Minas (subsidiary of Placer Amex) in 1984, and Kennecott Minerals in 1990.

Kennecott conducted extensive exploration activities on ground surrounding the Nuevo Mulatos and Tequila claims from 1991 through 1993. Their efforts focused on the El Victor/San Carlos area as well as the area immediately surrounding the Nuevo Mulatos claim.

Minera Real de Angeles (“MRA”) acquired the Nuevo Mulatos claim in 1986 and carried out extensive exploration activity thereafter, culminating their efforts with a pre-feasibility study in 1990.

Placer Dome, Inc. (“PDI”) acquired full ownership of the claims from MRA in 1993. Subsequently, PDI and Kennecott reached a 70/30 joint venture agreement, covering the Mulatos deposit and 35,000 hectares of surrounding land, with PDI as operator. Exploration work was conducted by Placer Dome Exploration (PDX), a subsidiary of PDI, and Empresa Minera Can-Mex, S.A. de C.V. (Can-Mex), a subsidiary of PDX. PDX conducted extensive exploration in the deposit area and reconnaissance exploration with limited drilling on the remainder of the land position from 1993 through 1996, which resulted in a feasibility study and a positive mine construction decision in 1997. The drill hole database used for the 1997 feasibility study contained 325 reverse circulation drill holes including 121 holes by MRA, 66 holes by Kennecott and 147 holes by Placer Dome (PDI). 112 core holes were also drilled within the area of the geologic model: MRA drilled 11 core holes and PDI drilled 101 core holes. The 101 holes by PDI include 21 holes drilled for metallurgical test work, eight in 1994 and 13 in 1996. Seventeen of the PDI core holes were logged for geotechnical information. Additional exploration work undertaken in late 1997 and 1998 resulted in the discovery of the Escondida deposit to the northeast of Mulatos, and additional mineralization between Escondida and the El Victor areas (“Gap”). Placer Dome suspended all exploration and development activities in the district in the second quarter of 1999.

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In 2001 National Gold Corporation (National), through its Mexican subsidiary Minas de Oro Nacional, S.A. de C.V. (MON) (formerly O.N.C. de Mexico, S.A. de C.V.) acquired a 100 percent interest in the Salamandra Property from Minera San Augusto, S.A. de C.V. (MSA), a Placer subsidiary, for cash and a 2 percent Net Smelter Royalty in favour of MSA on the first two million ounces of gold (later purchased by Royal Gold Inc.).

Alamos Minerals (AM) then optioned 50 percent of the assets by being responsible for exploration and other expenditures. Between the years 2001 and 2003 limited exploration work was performed by National, AM and Alamos. The Mulatos deposit and surrounding areas remained, at the time, the main focus of work.

In 2003 AM and National merged to form Alamos Gold Inc. (Alamos). Alamos, through its wholly owned Mexican subsidiaries MON and Minera Beinvienidos, S.A. de C.V. (MB) owns 100 percent interest in the Salamandra Property. Alamos drilled 13 underground core holes in the Estrella area in 2003 as part of its continued exploration activities on the property. The collection of geologic information continues in the Mulatos deposit and some of the satellite gold systems. The resource model developed by Alamos for the 2004 feasibility study included all available information developed by surface and underground geologic mapping, core and reverse circulation drilling, channel sampling and assaying of bulk samples taken during underground excavation.

Starting in 2004 and up to the end of 2010, Alamos completed extensive surface geological and geochemistry work and drilled approximately 194,000 m of core and reverse circulation drilling in 1,124 holes. A good portion of the drilling focused on definition and delineation drilling of the deposits and zones around Mulatos with some drilling done within the larger Salamandra district; details are available in Section 13 below.

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10.0     DRILLING

10.1	PRE-ALAMOS (Prior To 2001)

Four sampling methods were used to collect information on the gold grade of the Mulatos deposit prior to 2001: core drilling, reverse circulation drilling, underground drift round sampling, and underground channel sampling. Core drilling and reverse circulation drilling were used on Escondida and El Victor to collect samples for assaying. Table 10.1 summarizes the drilling & sampling completed up to 2001 on the Mulatos and Escondida deposits while Figure 10.1 locate all drill holes completed prior to 2001. The following sections describe the various sampling programs conducted.

Table 10.1 Drilling & Sampling Programs Conducted on the Mulatos/Escondida Deposits Prior to 2001
Program Description	Year	Contractor	Number of Holes	Length (m)	Sampling Interval (m)
Reverse Circulation Drilling
MRA “M” Series	1987 – 1990	MRA	121	20 688	3.00
Kennecott “K” Series		?	66	14 780	1.52
Placer “P” Series – Phase 1	1993 – May 1994	Dateline	20	3 447	1.52
Placer “P” Series – Phase 1	1993 – May 1994	Drilling Services	36	7 742	1.52
Placer “P” Series	1993 – May 1994	Dateline	13	2 187	1.52
Placer “P” Series	After May 1994	Drilling Services	37	7 475	1.52
Placer “NE” Series	1996	Layne, Boytec	29	4 287	1.52
Placer “98EI” Series	1998	Layne	14	2 495	1.52
		Total	336	63 101
Core Drilling
MRA “M” Series	1986	?	11	1 928	3.00
Placer “PD” Series – Phase I	1993 – May 1994	Major Drilling	14	3 540	1.52
Placer “PD” Series	After May 1994	Major Drilling	74	14 186	1.52
Placer “96PM” Series	1996	Major Drilling	13	2 273	1.52
Placer “97RE” Series	1997	Major Drilling	43	7 373	Variable
Placer “98EE” Series	1998	Layne	11	2 437	Variable
Placer “98EI” Series	1998	Layne	9	1 286	Variable
		Total	175	33 023
Drift Round Sampling
MRA Underground Program	1986	MRA	N/A	1 061	1.52
Underground Channel Sampling
1994 Program	1994	COMYCSA	N/A	297	1.52
1996 Program	1996	Tres Hermanos	N/A	697	1.52
Total				98 179

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Data collection began with the geologists logging the drill holes on site. Reverse circulation holes were logged from chip trays containing representative samples collected from each sample interval. Geologists logged onto paper sheets. Logging included the notation of various aspects of lithology, alteration, and mineralization. Core drill holes were also logged onto paper sheets. Core hole logging was more detailed and included core recovery, RQD, lithology, structure, alteration, and mineralization.

Drill hole geologic data from MRA’s project was available as both basic graphic and descriptive logs, the majority of which have been translated into the Geology format. Kennecott logs were available as paper copies depicting graphic and descriptive information, and as digital files. The majority of Kennecott and MRA reverse circulation sample chip trays are still available and are stored at the project site. They have been re-logged by Alamos to conform to the currently understood stratigraphy and mineralization.

Prior to 1994, information from drill hole logs was compiled and entered into the Paradox database, then transformed into Geolog type files. From 1994, drill hole

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geology and other information was input directly into Geolog type files. As part of the re-modeling exercise, all holes were re-logged for rock types, alteration, and oxidation in the spring of 1996.

Additional information collected from the drilling included specific gravity samples and geotechnical logging. This work is briefly summarized below.

Density determinations were completed by Placer Dome on approximately 2,800 core samples. These samples were collected from a variety of rock, alteration, and oxidation types. According to Placer documents, the submersion, “quick submersion”, and plastic wrap determination methods were used. The submersion methods were used for competent core samples. With this method the initial core samples were weighed in air (natural weight), weighed in water, dried for 24 hours at 100º C, weighed in air again, and then weighed in water. The bulk density was calculated by the following formula:

Bulk Density = weight in air / (weight in air - weight in water)

For clay altered samples and vuggy or fractured samples Placer used the plastic wrap method. The method is very similar to the immersion method only the initial wet sample was first weighed in air, then tightly wrapped in cellophane and weighed in water, then dried for 24 hours, then the dried sample was re-wrapped in cellophane to protect it from decomposing or taking on water in open vugs and weighed in water. The bulk density calculation is the same as the one shown above. Placer also calculated moisture content from the samples using the following formula:

Moisture Content (%)=((Natural Weight – Dry Weight)/Natural Weight)*100

The specific gravity values were loaded to the drill hole database so that statistics could be reviewed by various geological types. The number of samples and average specific gravity were calculated for various combinations of lithology, alteration, and oxidation. By examining these data for various geologic combinations it became apparent that unique specific gravities were required.

Geotechnical data was collected under the guidance of Golder Associates Inc. during the 1994 and 1996 core drilling program. Geotechnical drill holes were treated the same as all other core holes with respect to geological logging and sampling. Additional geotechnical data as prescribed by Golder Associates was also collected. Data that was described and recorded for these holes included fracture frequency, fracture angles, descriptions of fracture mode of occurrence and alteration, rock resistance to breakage, and point load test data. This data was compiled into the Paradox/Geolog databases and then verified by FSSI/project staff.

In 1996, three core holes were specifically drilled to obtain geotechnical and structural information. These three core holes were oriented in space using the clay imprint method. True dip/azimuth of structures was measured. Golder Associates

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utilized the data for an independent evaluation of slope stability and selection of pit wall slope angles.

10.2	Alamos (After 2001)

Drilling methodologies used by Alamos after project acquisition (post-2001) remained similar to historic methodologies with adjustments required from time to time aimed at improving sample handling and data collection. Reverse circulation drilling was the preferred sampling method with core drilling generally used for specific purposes such as quality assurance, underground drilling, metallurgical sampling and geotechnical studies. The principal drill contractor from 2001-2012 was Layne de Mexico, S.A. de C.V.

Between year 2001 and 2004 limited drilling was performed at Mulatos. Thirteen underground core holes were drilled by Alamos from the Nopal, Cantil, and Nopalito adits during the fall of 2003. All core was logged on site with paper logs and entered as digital Geolog files. The drill core was photographed using a digital camera and then cut and sampled on site. A one-half split for all core is archived on site.

During the period 2004 to 2012 a substantial amount of surface drilling was performed by Alamos both in the Mulatos Mine area and within the Salamandra district. Underground drifting followed by underground drilling and bulk sampling was also performed on specific targets such as Escondida, El Victor and San Carlos. In the case of San Carlos drifting was done by previous operators and Alamos only completed a few underground drill holes and channel sampling. This report focuses on the Mulatos area; information on other areas within the Salamandra district were discussed in internal reports and public presentations.. The technical report on the Escondida deposit can also be consulted for specific information on this sub-deposit within the Mulatos area; the report is available on SEDAR.

Information captured by Alamos from the core and the reverse circulation chips followed procedures established by previous operator with improvement to methodologies from time to time.

Table 10.2 summarizes the drilling completed after 2003 in the Mulatos Mine area, Figure 10.2 shows location of the different target areas in relation to the Mulatos pit while Figure 10.3 locates all drill holes (excluding historic holes) drilled in the Mulatos area by Alamos.

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Table 10.2 Drilling & Sampling Programs Conducted on the Mulatos/Escondida Deposits After 2001
Target	Year	Method	Number of Drill Holes	Meters
East Estrella	2004	RC	22	3,567.09
El Naranjo	2010	RC	6	1,065.54
El Salto	2004	RC	4	704.27
	2005	RC	51	9,845.86
		Core	2	560.50
El Victor	2006	RC	30	4,989.65
Underground		Core	31	1,854.70
Underground		Core	69	5,097.38
	2007	RC	5	839.93
Escondida	2005	RC	30	2,326.20
Underground		Core	22	2,182.57
		RC	69	6,865.87
	2006	Core	7	495.30
Underground		Core	106	8,114.15
	2007	RC	8	1,094.50
Estrella	2003	Core	11	880.00
	2007	RC	44	2,683.12
	2009	RC	22	3,659.89
	2010	RC	46	4,964.87
Gap	2006	RC	5	868.91
	2007	RC	33	7,411.58
	2008	Core	11	2,471.75
	2009	RC	141	27,954.91
		Core	20	4,306.45
Mina Vieja	2005	RC	25	2,799.94
Puerto del Aire	2005	RC	3	797.28
	2006	RC	23	4,862.77
	2007	RC	36	7,711.83
	2008	RC	33	7,539.64
		Core	21	5,950.64
Puerto del Aire	2009	RC	58	17,601.92
Extension		Core	14	3,981.55
	2009	RC/Core	1	480.60
	2010	RC	43	11,875
		RC/Core	16	6,915.75
Puerto del Aire East	2010	RC	11	2,968.00
San Carlos Underground	2006	RC	33	6,362.79
		Core	4	356.70
	2009	RC	24	5,978.72
		Core	3	715.70
	2010	RC	57	12,201.22
		Core	5	1,079.20
TOTAL			1,135	194,293.90

  “RC” – Reverse Circulation

  “RC/Core” – Reverse circulation with core tail

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11.0    SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1	Pre-Alamos (Prior To 2001) Methods

11.1.1	Minera Real De Angeles (MRA)

Reverse circulation drilling was accomplished using a Drill Systems MPD-1000 truck-mounted rig. Samples were collected on 3 meter intervals. In most cases, holes were drilled dry down to a depth of 120 meters; below 120 meters, water was injected to obtain a wet slurry sample. The entire 3 meter sample weighing approximately 80 kilograms was collected in the cyclone on the drill. It was passed directly from the cyclone on the drill into a Jones type splitter. Sample volume was reduced by multiple passes through the splitter to ultimately obtain two samples weighing approximately 10 kilograms each. One sample was sent for assay analysis, while the second sample was retained and stored as an archive sample.

Core drill holes were sampled on 3 meter intervals. In the early stages of MRA’s core drilling program, the entire drill core was bagged and shipped for assay analysis. Later, the core was split; half was sent for assay, and the other half was retained for archive storage.

11.1.2	Kennecott

Other than sample length, specific techniques, procedures and methodologies used by Kennecott are unknown. The reverse circulation cuttings from holes drilled by Kennecott were sampled on 5 ft (1.52 meter) intervals.

11.1.3	Placer Dome Inc

Two different drilling contractors were used for reverse circulation drilling by PDI during 1993-1994: Dateline Drilling of Landusky, Montana, and Drilling Services Inc., of Hermosillo, Sonora, Mexico. Both companies were U.S. based and used American drillers.

Dateline used a track-mounted, reverse circulation rig. The unit operated with a 900 cfm/350 psi compressor. Drill rods were 10 ft long, and hole diameter was 4.5 inches. At various times, Dateline had difficulties obtaining an adequate sample volume. Also, they were unable to drill many of the strongly silicified zones, and geologists sometimes had to stop the hole short of planned depth. Ultimately, Dateline’s contract was terminated in March 1994 due to problems with recovery and an inability to drill strongly silicified zones.
Drilling Services Inc. used a Cyclone Model TH-100A truck-mounted rig utilizing a 750 cfm/250 psi compressor. Drill rods were 20 ft in length and hole diameter was 5.5 inches. Drilling Services was usually able to recover samples of adequate volume. They did have difficulty drilling some of the strongly silicified zones, particularly in the Buena

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Vista breccia. Several holes were stopped short of planned depths because of an inability to penetrate these zones.

Major Drilling Inc. was contracted for diamond core drilling. Holes were collared with HQ diameter core, and, only if necessary due to hole conditions, were they reduced to NQ diameter.

Three drilling companies were involved in the 1996 drilling program. Reverse circulation holes were completed by Layne of Mexico (formerly Drilling Services Inc.) and Boytec Sondajes de Mexico. Both companies used Cyclone Model TH-100A truck-mounted rigs utilizing a 750 cfm-250 psi compressor. Core drilling was contracted to Major Drilling Inc. Holes were collared with HQ diameter core, and, only if necessary due to hole conditions, were they reduced to NQ diameter.

PDX Reverse Circulation Drilling (RC)

Reverse circulation cuttings from holes drilled by PDI were sampled on 5 ft (1.52 meter) intervals and handled using the following protocol:

¡	In almost all instances holes were naturally dry, but water was injected during drilling to obtain a wet slurry.

¡	The entire 5 ft sample was collected in the cyclone on the drill.

¡

The entire wet sample was passed directly from the cyclone on the drill through a rotary splitter reducing volume to obtain a sample of approximately 10 to 15 kilograms. Sample cuttings and water passed directly from the rotary splitter into 5 gallon buckets. Afterwards, polymer was added, the sample was set aside, and allowed to settle for approximately two days. Clear water was then decanted. The remaining sample cuttings were bagged and shipped to Hermosillo for analysis.

The primary laboratory used for assaying of PDI reverse circulation samples during 1993 and 1994 was SGS/XRAL, in Hermosillo. Check assays during this period were performed by Bondar Clegg in Vancouver, British Columbia, and Rocky Mountain Geochemical in Salt Lake City, Utah. During 1996, the primary laboratory used for assaying was Barringer Laboratory in Reno, Nevada, with check assays sent to the PDI Research Center in Vancouver, British Columbia.

PDX Core Drilling

Core drilled by PDI was logged and sampled at site. After completion of geologic logging, core recovery measurement and RQD information collection, geologists defined and labeled the intervals to be sampled. Core holes were consistently sampled on 5 ft (1.52 meter) intervals with the exception of tops and bottoms of holes and intervals adjacent to missing samples. Skeleton core samples approximately 4 centimeters long were collected and saved for each 10 ft (3.05 meter) interval down the hole. Skeleton

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core was stored at the project’s core storage facility. Most of the core boxes were photographed prior to sampling.

Core was not split. The entire core, minus skeleton core samples, was bagged by sample interval and shipped to SGS/XRAL in Hermosillo for analysis. Prior to April 1994, check assays were performed by Bondar Clegg laboratories in Vancouver, British Columbia. Beginning in April 1994, Rocky Mountain Geochemical, in Salt Lake City, Utah also performed check assays.

Core logging and sampling procedures in 1996 were similar to those used in 1994, except that sampling intervals were based on geological contacts (rock types, alteration, and/or oxidation states), with 5 ft intervals as a standard sample length in rock types presenting similar characteristics. The entire core was bagged and shipped to the PDI Research Center in Vancouver, British Columbia, for sample preparation, analysis, and metallurgical testing. Check assays and Quality Assurance/Quality Control (QA/QC) procedures were performed internally by the PDI Research Center.

Core logging and assay for the 1997 and 1998 programs varied from previous programs in that the sampling interval was based on geological contacts, and the core was sawed in half prior to assaying. Half of the core remained at Mulatos as a geologic record, while the other half was sent to Barringer in Hermosillo for sample preparation. Assay was completed by Barringer in Reno.

PDX Underground Channel Samples

Metallurgical samples were collected from three underground audits: El Nopal, El Cantil and Buena Vista II in 1994. Channel samples were cut from the rib of the workings using pneumatic equipment. All sample intervals were 5 ft (1.52 meters) in length. The work was contracted to COMYCSA, of Hermosillo, and was supervised by Can-Mex geologists. Sample intervals were described by geologists using a format similar to the drill hole logging techniques. Samples were bagged and shipped to Hermosillo, loaded into 55 gallon drums, and shipped to the PDI Research Center, in Vancouver, British Columbia.

In 1996 additional channel samples were collected from the El Nopal, Nopalito, Cantil, Buena Vista I, Buena Vista II, San Francisco, El Salto, Escondida and Hule underground workings. Channel samples were cut from the rib of the workings using pneumatic equipment. All sample intervals were 1.5 meters in length. The work was contracted to Construcciones Tres Hermanos, of Sahuaripa, Sonora and was supervised by Can-Mex geologists. Samples were bagged and shipped to Barringer in Hermosillo for sample preparation. Each entire sample (20-40 kilograms) was crushed to minus 10 mesh. A 1 kilogram split was fine crushed to minus 150 mesh before assay on a 30 gram aliquot was performed (gold, silver, and copper). Assaying was performed by Barringer Laboratory in Reno, Nevada.

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11.1.4     Protocols

Laboratory protocols and analytical methods used by SGS/XRAL (Hermosillo) and Barringer (Reno) Laboratories prior to 2001 are outlined below.

In March and April 1994, a review of SGS/XRAL laboratory procedures was undertaken by various Placer Dome people as well as a consulting chemist. Based upon recommendations from those people, SGS/XRAL laboratory procedures were changed in May 1994. The following sections describe the procedures prior to and after May 1994, as well as 1996 Barringer Laboratory procedures.

Sample Preparation

Prior to May 1994

Prior to May 1994, SGS/XRAL prepared samples according to the following protocol:

¡	Samples were sorted, then dried at 110°C;

¡	The entire sample was jaw crushed to minus 1/4 inch;

¡	The resulting sample was riffle split until a 1 kilogram sample was retained. The remaining sample was saved as a coarse reject;

¡	The 1 kilogram sample was pulverized to minus 200 mesh using a mixer-mill pulverizing/homogenizing bowl and puck system. The sample was assayed as described below under Analytical Methods;

¡	Every tenth 1 kilogram sample was riffle split to form a second pulp, which was assayed as a duplicate assay.

After May 1994

Beginning in May 1994, SGS/XRAL prepared samples in the following fashion:

¡	Samples were sorted, then dried at 110°C;

¡	Samples were then jaw crushed to minus 1/4 inch. In the case of core, samples were further disc ground to minus 10 mesh;

¡	The resulting sample was riffle split, and a 1.5 kilogram sample was retained. The remainder of the sample was saved as a coarse reject;

¡	The 1.5 kilogram sample was pulverized to minus 200 mesh;

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¡

The 1.5 kilogram pulp sample was riffle split. One half of the sample was bagged and used for SGS/XRAL assays. The second half was riffle split four ways and then bagged to form four separate pulp samples.

1996 and Later Procedures

All 1996 reverse circulation, underground channel samples, and all samples from drilling in 1997 and 1998 were sent to Barringer Laboratories. Sample preparation was completed by Barringer in Hermosillo. Sample preparation of channel samples sent to Barringer is described above and will not be repeated here.

¡	Samples were sorted, then thoroughly dried at 110°C;

¡	Samples were then crushed using combination of jaw and roll mill to 70 percent passing minus 40 mesh;

¡	The resulting sample was riffle split and a 0.3 kilogram sample was retained. The remainder of the sample was saved as a coarse reject;

¡	The 0.3 kilogram sample was pulverized to minus 150 mesh with a ring and puck pulveriser. Clean sand was employed between each sample to clean the pulveriser;

¡	The 0.3 kilogram pulp sample was sent to Barringer Laboratory in Reno, Nevada for assaying.

As part of the sulfur modeling program, a total of 6,068 sulfur analyses were performed. Samples consisted of pulp composites from contiguous sample intervals (drill holes or channel samples). Original pulps were sent to Barringer for compositing and assaying. The compositing procedures were as follows:

¡	Individual original pulps were first homogenized by rolling;

¡	Approximately 10 grams of material was split from each individual pulp sample;

¡	Four different interval splits forming the composite were mixed together and homogenized; and

¡	An aliquot was collected from the composite sample for assaying.

11.1.5    Analytical Methods

SGS/XRAL performed gold fire assays with an atomic absorption finish for all samples. For most samples a 50 gram aliquot was used. Prior to May 1994, for all samples with a resulting assay equal to or greater than 10 g/t gold, a second aliquot of

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pulp was taken to produce a fire assay with a gravimetric finish. Beginning in May 1994, the threshold for a re-assay with gravimetric finish was changed to 5.0 g/t gold.

Samples with gold assays greater than 0.50 ppm were assayed for cyanide soluble gold and copper (CNSAu and CNSCu) using the following methodology:

¡	Twenty grams of sample pulp were leached with 40 millilitres of 2.0 percent NaCN solution;

¡	The solution/slurry was shaken manually every 20 minutes during a 2 hour leach period;

¡	pH of the solution was monitored and adjusted to remain within the range of 9.5 to 10.5;

¡	Gold concentration in the cyanide solution was determined by atomic absorption spectroscopy with a detection limit of 0.05 ppm; and

¡	Copper concentration was determined by atomic absorption spectroscopy of the same solution with a detection limit of 5 ppm.

In 1995 an extra set of 1,403 samples were sent to Min-En to complete the CNSAu and CNSCu database. The procedures were identical to SGS except for the shaking occurred continuously during the 2 hour leach period.

Total copper and silver analyses were performed by SGS/XRAL using perchloric acid and nitric acid digestion of a 0.2 gram sample. The acid solution was diluted with de-ionized water and mixed. The concentration of metal ions was determined by atomic absorption spectroscopy. Copper and silver were determined using an air acetylene flame.

All samples from 1996 on, with the exception of the 96PM series, were assayed by Barringer. Fire assays with an atomic absorption finish was the standard assaying procedure for gold and silver. For all samples a one assay-ton aliquot was used. All samples with a resulting assay equal to or greater than 3 g/t gold were re-assayed using a fire assay with a gravimetric finish. Barringer carried a systematic QA/QC procedure on all batches of samples sent to their Reno, Nevada laboratories. Every tenth sample was repeated and for every 20 samples run, a standard or blank was also analyzed. Total QA/QC samples represented approximately 15 percent of all samples assayed.

Total copper analyses were performed by Barringer using multi-acid digestion of 1 gram of pulp sample. The acid solution was diluted with de-ionized water and mixed. The concentration of metal ions was determined by atomic absorption spectroscopy.

Sulfur analyses were perform by Barringer using an induction type furnace made by LECO. Two analyses were conducted to get the three results of total, sulfide and sulfide sulfur analyses. Sulfur was first volatilized at 3000°F with iron and tungsten

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compounds used as an accelerator. The volatilized sulfur was carried by a stream of O2 into an IR detector to measure the amount of sulfur by voltage reading. Calibration was done using a standard between every sample string (usually 20 samples). The second analysis started by roasting the sample at 1400°F to burn off the sulfide sulfur leaving only the sulphate sulfur. The roasted sample was again put in the LECO furnace. The new result is subtracted from the first to get the sulfide sulfur. Approximately 10 percent of the samples run though the LECO represented QA/QC samples.

11.1.6	Quality Assurance / Quality Control Procedures

During the 1996 northern extension drilling program, blind standard and blank samples prepared by the project staff were included with each sample shipment to Barringer Labs. If the standard assay was higher than one standard deviation of the expected value of the standard, the sample batch was sent for re-assay. Thirteen sample batches required new assaying.

In addition to the standards and blanks, 213 pulps from the new drilling (approximately 5 percent of the samples) were sent to the Placer Research Center for check assays. The assays compare well with a correlation coefficient of 0.99 and percent difference at the mean and median of 2.2 percent and 2.0 percent, respectively. These statistics and the relative difference plot show that the check assays of Placer Dome Research Center are systematically higher grade than the original Barringer assay by approximately 2 percent. This difference is insignificant and the assays from the 1996 drilling should be considered good quality.

11.2     Alamos (After 2001) Methods

11.2.1	Reverse Circulation Drilling

Drill Site

Reverse circulation samples are collected by Alamos technicians directly at the drill site. Rock fragments from the drilled interval are collected by a riffle splitter if dry, and by a rotary splitter if wet. Approximately 20-25 percent of the entire drilled interval is collected by Alamos drill samplers. Depending on requirements one or two splits of every 5 ft (1.52 meters) drill run are collected. When drilling dry the secondary splitter is air cleaned between every sample run. During wet drilling, which is usually avoided by the use of supplemental air compressors and boosters, sample technicians clean the secondary splitter with water, although unavoidable minor contamination is still possible, especially at the end of sampling run. To avoid this potential contamination problem, the drillers are instructed to diligently perform a thorough air/water wash of the rods and rotary splitter at the end of every drill run.

Plastic samples bags with sample numbers written on the bag are prepared ahead of time to avoid numbering mistakes. Duplicate samples, when required, are also collected at the drill site. When drilling dry, the collected individual samples are immediately sealed using a plastic tie-wrap to avoid loss/tampering during transport.

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When drilling wet, sample bags are also closed, with the water eventually seeping through the bag fabric. Samples remain under the Alamos technician’s supervision at all times.

Witness samples for logging are collected for every 5 ft (1.52 meters) drill run and stored in specially made reverse circulation chip trays. From-to and the corresponding sample numbers for every run are written on the inside of the chip boxes; the drill hole and chip box number are written on the top of the boxes. All chip trays are collected and brought to the exploration office on a daily basis for logging.

Sampling is supervised by a geologist although the contractor’s drilling crew and Alamos technical personnel are jointly responsible to ensure proper Quality Assurance and Quality Control procedures are adequately followed at the drill site.

Site Laboratory

The reverse circulation samples are taken to the site laboratory in Matarachi for preparation and shipment to the assaying laboratory after every shift; as reverse circulation is done on one daily 10 hour shift, all reverse circulation samples are therefore brought back to the site laboratory every day. This ensures that samples are never left unattended.

Samples received in Matarachi are segregated by drill hole, put in numerical increasing order to check for missing samples and potential bag failure during transport, and prepared for shipment. When ready the samples are inserted in larger plastic bags for shipment.

Logging

Witness chip samples are logged using a Leica EZ4 microscope, with geological information entered manually on the logging form or directly into the computer using “Excel” and “Access” formats. ASD-PIMA readings of reverse circulation chips are done before and/or after logging, a reading is taken for every 1.52 meter interval.

Standard and blank samples are inserted in the sampling stream before shipping at the site laboratory with sample numbers assigned using the sampling sheet prepared by the drill technicians. Sample weights are not recorded at site but are recorded at the ALS-Chemex preparation laboratory in Hermosillo. No recovery measurements are calculated for reverse circulation samples, but can be calculated from the sample weights

Shipping

Samples are shipped every 2-3 days depending on transport availability. Until shipping, samples are temporarily stored in a secure site storage shed. Shipment for any particular hole is only done when all samples for the hole are available. The transport driver signs the sign-off sheet at site; the same form is also signed by the

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military at check points (if they open the bags). An ALS-Chemex representative signs this form at arrival in Hermosillo which is sent via e-mail to Matarachi; sign-off sheets are also kept in Matarachi. ALS-Chemex is the present contract assaying laboratory Alamos is using, the sample preparation laboratory is located in Hermosillo, Sonora, Mexico; the assaying laboratory is located in Vancouver, Canada.

The site senior technician and one of the site geologists are responsible for sample custody until shipment.

Safety

Safety procedures during the entire reverse circulation sampling process are in place; all geologists, technicians and samplers use required safety equipment (safety glasses, gloves, steel-toe boot, safety helmet, mask, and ear plugs).

11.2.2	Core Drilling

Drill Site

Once the 5 (1.52 meter) or 10 ft (3.04 meter) interval is drilled and brought to surface, the core is placed directly in the core boxes by the driller helpers. Every end of interval drilled, usually every core lift, is marked with a drill-hole depth marker using wooden/plastic blocks. Non-recovered intervals are also indicated with wooden/plastic blocks.

It is the responsibility of the drilling supervisors to ensure that proper care is taken in transferring the core into the core boxes, as well as ensuring that proper QA/QC and environmental protection procedures are followed at the drill site. The drilling company is completing daily work reports while Alamos is maintaining a daily log of drill progress which includes date, drill-hole number, from-to drilled, total meters, comments, etc.

The drill core is collected at each drill site at least once a day and carefully transported, as to avoid mixing up the core or moving the drill-hole depth markers, to the site core logging facility in Matarachi using a safe and appropriate vehicle. Before transport, a quick check is performed at the drill site to ensure the proper drill hole number is written on all the core boxes and that from/to’s are properly written on the core boxes. It is acceptable, under certain situations, to ask the drillers to transport the core to the site core logging facility.

It is the responsibility of the technician/geologist to ensure that proper care is taken in transferring the core from the drill site to the site core logging & storage facility.

Site Laboratory

At arrival at the site core logging facility, the core boxes are stacked in the site core logging facility waiting area. They are grouped by drill-hole so a second quick

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review of drill hole numbering and from-to can be done. It is the responsibility of the site technicians/geologists to ensure that the core is properly stacked and that no boxes are missing. A listing of the core in storage is prepared so tracking of backlog, if necessary, can be done.

Logging

The core boxes are moved, as required, to the site core logging benches for geotechnical/geological logging and sample preparation. Logging priority is assigned by the project manager. Before logging, the boxes are checked for continuity of box numbers and depth of meter blocks. The core is washed of excess mud except in friable or within mineralized intervals. The core pieces are then adjusted/fitted within, and in-between, core boxes to provide a continuous core sample going down hole.

Measurements of Rock Quality Designation (RQD) and recovery is done from block to block (usually 3.04 meters) and entered on the geotechnical sheet. Geological core logging is usually done starting with rock type, then alteration, then oxidation, then mineralization, then fracture, etc. Geological information is entered on the logging sheet or directly into the computer using “Excel” and “Access” formats.

Samples for ASD-PIMA (usually every 3.04 meters - samples are 2-5 centimeters in length) and specific gravity (usually every 10 meters - samples are 10-15 centimeters in length) are selected by the geologist. ASD-PIMA samples are brought to the ASD-PIMA specialist for reading; once read, samples are returned to the core boxes before sampling. Measurements for specific gravity are done by the site technicians.

The site geologists are responsible of ensuring proper management and custody of core in the site laboratory.

Sampling

After geological and geotechnical logging, the sampling center line is marked directly on the core using a red wax crayon. Sample interval selection is done by alteration, oxidation state, and rock types. All efforts are made by the geologist so no overlapping intervals exist between alteration, oxidation, and most of the time rock types. The limits of the sample interval is marked using red flagging tape. Sample tags are prepared by the geologists and inserted in the core boxes while the sample number of all intervals is also marked on the core boxes. Minimum sample size is 0.5 meters with a maximum of 1.5 meters.

After the logging process, core boxes are transferred to the core sampling area. Samples are realigned in the box using the sample cutting line. Photos are taken for individual box with a white photo-board that identify the drill hole number, the azimuth, the dip, the boxes from-to, and the box number. Only pictures of wet core are taken, and unless specified by the geologist, only boxes being sampled are photographed. The digital file for each photo is identified with the drill hole number and the box number.

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Sampling is usually done from the top of the hole (except in unaltered post-mineral rock types); with each sample being cut using a diamond saw. For every core piece, the right side of the cut sample goes to the sample bag while the left side is returned to the core box. If the sample is too fractured or muddy to be cut, the technician collects half of the core sample (the right hand side). The saw is cleaned between every sample. One sample tag is put into the bag going to the assaying laboratory while the second tag is stapled in the box more or less in the middle of the sample length. Sample bags are made of cloth to assist in the drying of the core samples. The sample number is mark on the outside of the bag. Sample bags are individually sealed with a tie-wrap.

Control samples (standard and blank) are inserted into the sampling stream on a systematic basis from the beginning to the end of all holes. Duplicate samples are prepared at ALS-Chemex after jaw or cone crushing of the sample. All standards for one shipping order are sent in a sealed plastic envelop with the sample sheet, the plastic envelop is given to the driver for hand-delivery to the ALS-Chemex representative. The assay lab personnel ensure that the control samples are placed in the sampling stream adequately.

The site geologists/technicians are responsible for the core sampling process. All rejects and pulps are preserved in Hermosillo or at the Mulatos mine site for further use.

Shipping

Samples are only sent out when an entire hole has been cut. Samples are shipped every 2-3 days, depending on transport availability. The transport driver signs the sign-off sheet at site; the same form is signed by the military at the check point if they open any bags; and an ALS-Chemex representative of the sample preparation laboratory in Hermosillo signs and sends the shipment form via e-mail; sign-off sheets are kept on site (Matarachi).

Safety

Safety procedures during the entire core sampling process are in place; all geologists, technicians and samplers use required safety equipment (safety glasses, gloves, steel-toe boot, safety helmet, mask, and ear plugs).

11.2.3	Protocols

Sample Preparation

Samples are shipped to ALS-Chemex Hermosillo and are prepared using standard, industry recognized sample preparation methods. Refer to ALS-Chemex Fee & Work Schedule for additional details. All Alamos samples are processed as follows:

WEI-21	Every sample is weighed “as received” and reported on assay result sheet

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LOG-22	Original samples are logged-in and identified with bar-code
CRU-QC	Quality control check done on passing size of crushed sample
PUL-QC	Quality control check done on passing size of pulverized sample
CRU-31	Entire sample fine crushed to 70 percent passing <2 mm
PUL-31	250 gram split pulverized to 85 percent passing <75 microns
LOG-24	Pulps are logged-in and receive bar-code

Assaying

Numerous assaying methods have been used at Mulatos over the years although the elements being assayed have remained fairly similar. The same assaying methodologies have been used by Alamos exploration for over 9 years. The present laboratory used for all exploration assaying needs is ALS-Chemex.

Sample preparation is done in Hermosillo, Sonora, Mexico. Pulps are then sent to ALS-Chemex laboratory in Vancouver for assaying. Results are provided in digital format for data merging while the original certified assay sheets are forwarded along with the invoices. A copy of the assay results is kept at site with the drill hole file while the original assay sheets (paper and digital PDF formats) are kept in the Alamos Hermosillo office.

The assaying package presently in use at Mulatos is:

Gold (Au) – ALS-Chemex Codes

AA23 - FA-AAS - Fire Assay, Atomic Absorption Spectrometry

AA13 - CN-AAS - Cyanide Leach – Atomic Absorption Spectrometry

GRA21 - FA-GRAV – Fire Assay, Gravimetric

SCR21 – FA-AAS - Fire Assay, Atomic Absorption Spectrometry, 1,000 gr load

One assay-ton charge or 30 gr (except for screen assay); for results >3 g/t gold second assay performed using gravimetric finish. On occasion metallic sieve assays are performed. Hot cyanide soluble gold is performed for all samples above 0.3 g/t Au.

Silver (Ag) - ALS-Chemex Codes

AA45 – ARD-AAS - Aqua Regia Digestion, Atomic Absorption Spectrometry

One assay-ton charge or 30 gr; for results >100 g/t Ag second assay performed using gravimetric finish.

Copper (Cu) - ALS -          Chemex Codes

AA45 – ARD-AAS - Aqua Regia Digestion, Atomic Absorption Spectrometry

AA46 – ARD-AAS – Aqua Regia Digestion, Atomic Absorption Spectrometry

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One assay-ton charge or 30 gr; for results >10,000 ppm copper second assay performed. AA45 is optimized for values between 1 and 10,000 ppm and AA46 is optimized for values in percent.

Multi-Elements - ALS-Chemex Codes

ICP41	– ARD-ICP-AES – Aqua Regia Digestion, Induced Coupled Plasma Atomic Emission Spectrometry

11.2.4   Quality Assurance / Quality Control Procedures

The project Qualified Persons are required by law to ensure that proper QA/QC procedures are in place and rigorously followed. Three control samples are inserted in the sampling stream for every sample batch of 30 samples as follows:

¡	The 15th sample in a batch of 30 is a duplicate of the 14th sample
¡	The 29th sample in a batch of 30 is one of the standards presently used by Alamos (certified standards pre-prepared in a small “Kraft” paper envelop)
¡	The 30th sample tag in a batch of 30 is a blank sample (rock samples from a local barren post-mineral unit)

Blank control samples are from rock type “TK”, a barren post-mineral geological unit located near Mulatos. Blanks are inserted in the sampling stream by the site laboratory technician with 0.5-1.0 kg of rock pieces inserted in the sample bag.

Certified standard samples are from Rock-Lab laboratory in New Zealand. Approximately 60 grams of the standards are inserted in a small “Kraft” paper envelops. Certified gold value of the standard are selected to approximate the mining cut-off grade, the deposit average grade, and 4-5 times the average grade. The standard samples presently in use at Mulatos are:

1)	OXG60 (certified gold value of 1.025 g/t Au)
2)	SI42 (certified gold value of 1.761 g/t Au)
3)	SK43 (certified gold value of 4.086 g/t Au).

In addition 3 additional Rock-Lab standards are available on site and used more sporadically, they are:

1)	SG31 (certified gold value of 0.996 g/t Au)
2)	SQ28 (certified gold value of 30.14 g/t Au)
3)	SI22 (certified gold value of 2.604 g/t Au)

The Exploration Manager, site geologists and technicians are responsible to ensure proper insertion of control samples.

All Alamos exploration work since 2004 has been under the direction of Mr. Ken Balleweg, Mexico Exploration Manager, Certified Professional Geologist #10972, a

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qualified person as defined under National Instrument 43-101. Starting in 2012, Gary Lustig, P.Geo, a qualified person as designated by National Instrument 43-101, has been responsible for reviewing and approving all sample results received from the lab.

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12.0    DATA VERIFICATION

12.1	Pre-Alamos (Prior To 2001)

12.1.1	Check Analyses

A study of check assay data was completed by FSS International Consultants Inc. (FSSI). The following was summarized from that study.

Prior to May 1994, 10 percent of the samples were sent to Bondar Clegg for check assays. Beginning in May 1994, 20 percent of the samples were sent to Bondar Clegg and to Rocky Mountain Geochemical for check assays. A total of 2,949 pulp samples were sent to Bondar Clegg and a total of 2,147 pulp samples were sent to Rocky Mountain Geochemical.

In July 1994, FSSI performed a preliminary check assay study making recommendations for further work. FSSI’s study revealed that the SGS/XRAL assays made prior to May 1994 were 5 to 10 percent higher than the Bondar Clegg check assays. The study also showed that samples in the range below 0.5 g/t gold were as much as 20 percent higher than the Bondar Clegg check assays. FSSI also determined that the SGS/XRAL assays from May 1994 onward agreed favourably with check assays from Bondar Clegg and Rocky Mountain Geochemical laboratories. FSSI also pointed out that there were insufficient gravimetric check assays for higher grade samples to make good statistical comparisons. FSSI recommended that all samples analyzed gravimetrically by SGS/XRAL prior to May 1994 be sent for re-assay.

As a result of FSSI’s recommendations, Can-Mex sent 790 sample pulps (all samples from SGS/XRAL with assays greater than or equal to 4.0 g/t gold) for check assaying by Bondar Clegg and Rocky Mountain Geochemical. In October 1994, FSSI reviewed these higher grade check assay results statistically and determined that there were no significant discrepancies among the three laboratories for samples in this grade range.

In 1996, further studies were completed on the Phase 1 assays and a major re-assay program was completed.

12.1.2	MRA Check Assays

Check assays for the MRA assays were done at four assay labs in 1988; Comision de Fomento Minero (CFM) in Hermosillo, Sonora; Skyline Labs in Tucson, Arizona; Cortez Mines in Nevada; and the Placer Dome Research Center in Vancouver, British Columbia. A summary of the 1988 laboratory results for the MRA check assays is presented in Table 12.1.

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Table 12.1 Comparison of 1988 MRA Check Assay Results
Laboratory	Number of Assays	Correl. Coef.	Regression Equation
CFM – CFM	84	0.98	Cfm=(0.96*cfm)+0.02
CFM – Skyline	105	0.79	Sky=(0.64*cfm)+0.53
CFM - Cortez1	108	0.82	Ctz1=(0.62*cfm)+0.49
CFM - Cortez2	100	0.81	Ctz2=(0.62*cfm)+0.51
CFM - Placer	104	0.81	Pdi=(0.69*cfm)+0.48

Although the CFM check assays appear to be acceptable, the assays from the other labs show a systematic bias of 15 to 20 percent lower than the original CFM assay. The assay protocol for the 1988 check assays is not known.

In 1989, an additional 306 samples were sent to the PDI Research Center for check analyses. Although the regression analysis performed in 1989 showed that “a high degree of confidence” could be placed in the assays, the relative difference plot shows a systematic bias between 5 and 10 percent for the data corresponding to the inner quartile range. It should be noted, however, that the PDI assays consisted of two fire assays of the minus 150 mesh fraction. The average of the two was used. Thus, the PDI assays do not include the plus 150 mesh gold fraction. Studying the MRA lab data sheets indicated that an average of 8.0 percent of the MRA gold assay came from the plus 150 mesh fraction (the assay protocol is discussed further below). Taken in this context, it is probable that the 1989 check assays done by Placer Dome are biased low by only 2 percent, a level that is acceptable.

12.1.3	Kennecott Check Assays

Check and duplicate assay data for some of the Kennecott drill holes was reviewed. Data came only from the work completed by Kennecott in 1993. Earlier check assay data was not available. A total of 90 check assays and 401 duplicate assays comprise the data. The original Kennecott assays were completed at Rocky Mountain labs in Salt Lake City, Utah, and the check assays were done at Skyline Labs in Tucson, Arizona.

The check assays show good agreement with a correlation coefficient of 0.99. The mean and median of the check assays are -3.5 and -2.1 percent of the original assay, respectively, but the relative difference plot does not show any systematic bias. Duplicate assays also show good agreement with a correlation coefficient of 0.92 and percentage differences at the mean and median of 1.87 and 4.0 percent. The relative difference plot for the duplicate assays shows local high-grade bias to the duplicates. Although there appears to be a slight bias for the duplicate assays, the check assays compare well. Thus, the 1993 Kennecott data is of acceptable quality.

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12.1.4	1996 & Later Drilling Quality Control & Check Assays

During and after the 1996 drilling program, blind standard and blank samples prepared by the project staff were included with each sample shipment to Barringer Labs. If the standard assay was higher than one standard deviation of the expected value of the standard, the sample batch was sent for re-assay.

In addition to the standards and blanks, 213 pulps from the 1996 drilling program (approximately 5 percent of the samples) were sent to the Placer Research Center for check assays. The assays compare well with a correlation coefficient of 0.99 and percent difference at the mean and median of 2.2 and 2.0 percent, respectively.

12.2	Alamos (After 2001)

The sampling methodologies in use at Mulatos are described in Sections 12 and 13 above. They ensure that samples getting to the assaying laboratory are of optimum quality.

Logging systems used at Mulatos initially used GEOLOG” & “Excel” spreadsheets. The logging software has integrated checking procedures meant to alleviate any overlap of sampling intervals, repetitive sample numbers, and mixing of samples. The checking process was done on all digital drill holes present in the database. In addition any anomalies detected in the field or after data processing were investigated and corrected as necessary.

Assay results from the laboratory are received in digital format and are merged into the database using “Excel” spreadsheets (prior to April 2009) or directly into the DataShed database without any manipulations. Systematic visual and digital checking is done on merged assay files.

In 2009, the GEOLOG logging and sample processing system was replaced by a recognized and robust database systems including ACCESS and DataShed. Historic data (original data sets) were re-checked and re-merged as necessary into DataShed.

Control samples (standards and blanks) are routinely checked for variation from the norms. Discrepancies are investigated and proper remediation applied.

After every major drilling campaign, and at least on a yearly basis, approximately 5 percent of the assay database is selected for check assay with pulp samples sent to a separate lab and checked for precision and accuracy.

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13.0    MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Mineral Processing

The detail mineral processing description is referred to in Section 17.0.

13.2	Metallurgical Review

Metallurgical testing for the Estrella pit was described by M3 in the 2004 technical report. M3 determined that the Mulatos ore is amenable to processing by heap leach methods. Testing to support the feasibility study established that gold recovery was related to the sulfur content of the ore, the ore zone and the crush size. The following equations were used in the 2004 M3 Study. A weighted average gold recovery of 72.9 percent was projected based on these equations and the recovery weighting.

		Weighted Average Percent Gold Recovery
Ore Type	Recovery Expression

Oxide	Recovery = [0.988 - 0.027/(Au in g/t)]	96.4
Mixed and Fracture <1.6% S	Recovery = [0.909 - 0.0131/(Au in g/t)]	82.9
Sulfide and Fracture >1.6% S	Recovery = [0.734 - 0.098/(Au in g/t)]	67.6
South Zone High Copper	Recovery = [0.203 - 0.200/(Au in g/t)]
	Overall Average	72.9

In actual operation the ore types and oxidation change rapidly. A gold recovery estimate based on the ratio of the cyanide soluble gold assay to the fire gold assay and sulfur analysis has been used to guide ore control.

Alamos Gold’s mine block model project to date data is summarized by year in Table 13.1. As shown in Table 13.1, the project to date (Aug 2012) gold extraction projected by the block model is 69.46 percent.

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Table 13.1 Block Model Project to Date Summary
	Block Model Projected
Year	Tonnes	g Au /Tonne	Au Extraction %
2005	842,532	1.883	78.87
2006	4,047,563	1.693	69.50
2007	4,832,829	1.755	67.85
2008	5,437,602	1.654	65.60
2009	3,706,536	1.630	67.64
2010	4,388,595	1.578	69.68
2011	4,855,646	1.215	73.58
2012 to Aug 31	3,703,513	1.250	73.45

Total / Average	31,814,816	1.553	69.46

A graph of the ounces produced for the life of the project vs. the recoverable ounces placed, based on the block model extraction and mine figures for ore tonnes and grade is shown in Figure 13.1. As shown in Figure 13.1, the data generally follow two linear trends. The first linear trend has a slope of 0.613. This indicates that about 61 percent of the recoverable ounces placed during the early operation were produced. The slope of the line increased to 0.9751 when the truck stack was stopped and the agglomeration and conveyor stacking was initiated. Recovery of 97.5 percent of the block model projected extraction used to calculate recoverable ounces placed is considered excellent.

Monthly leach pad feed composites have been subjected to column testing. Available results for material stacked on the pad are summarized in Table 13.2. Results from the lab tests indicate that recovery over time has improved due to finer crushing of material placed on the pad. Laboratory results also indicate that ultimate recovery for material placed since 2008 could approach 75 percent. This ultimate gold recovery from the laboratory columns is from columns conducted under ideal conditions and is based on a very high liquid to solid ratio of 5.0. This recovery cannot be realized until the final rinse of the pad. The final rinse of the pad at Mulatos is complicated by the use of the inter-lift liners and the ultimate recovery realized in the laboratory tests is not anticipated.

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Table 13.2 Site Column Leach Test Summary
	Assay (g/tonne)	Recovery (%)
Column Test #	Head	Assay
2006 Average	1.74	57
2007 Average	1.30	64
2008 Average	2.01	77
2009 Average	1.80	76
2010 Average	1.41	79
2011 Average	1.17	74
2012 Average to June	1.06	74

Several metallurgical testing programs have been conducted on Estrella samples since the M3 2004 report was completed. Results from these tests are summarized in Section 13.2.1. The reader is also referred to previous reports that have been filed that evaluate heap leaching, milling followed by cyanidation and flotation for Mulatos area samples. The filed reports are noted below:

¡	Technical Report “The Estrella Pit Development, Mulatos Sonora Mexico dated July 14, 2004”.

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¡	Annual Information Form - 2007 is dated 27 March 2008.

¡	Mulatos Project Mill Technical Report 8 April 2009

13.2.1	Estrella Deposit

Column Leach Study on Estrella Mixed and Sulfide Samples

In 2007 and 2008 METCON Research (METCON) conducted metallurgical tests to optimize leaching conditions for gold recovery contained in mixed and sulfide Estrella ore samples. The samples were taken from the process plant feed in late 2007. The METCON report is cited in the references and the findings are summarized as follows:

¡

A column test on a Mixed composite at a crush size of 100 percent minus 3/8 inch and a feed solution pH in the 11.00 to 11.50 range showed the highest gold extraction at 81.60. This gold extraction is 5.89 percent higher than the average gold extraction achieved at a crush size of 100 percent minus 3/4 inch.

¡

A column test on the Sulfide composite at a crush size of 100 percent minus 3/8 inch and a feed solution pH in the 11.50 to 12.00 range showed the highest gold extraction at 65.95. This gold extraction is 9.97 percent higher than the average gold extraction achieved at a crush size of 100 percent minus 3/4 inch.

¡	Cyanide consumption was 0.35 kg per tonne for the mixed composite and 0.58 kg per tonne for the sulfide composite

¡	Lime consumption was 3.4 kg per tonne for the mixed composite and 7.8 kg per tonne for the sulfide composite

¡	The recommended irrigation rate was 8.55 liters per hour per square meter for the first 30 days of leaching followed by 6 liters per hour per square meter for the remaining leach period.

Mill Testing on Estrella Mineralization

Metallurgical test programs evaluating mill alternatives have been conducted on various Estrella samples by SGS Lakefield Research Limited (SGS) and METCON. Typical results from the reports are summarized below. The reports are cited in the references. In Tables 13.3 and 13.4, test numbers preceded by an M- denote METCON tests. Test numbers preceded by SGS- denote SGS tests. The samples tested were collected from the Estrella mine in 2007. The ore codes tested are summarized in Table 13.3.

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Table 13.3 Sample Code and Description
Test	Laboratory	Sample Code	Sample Description
M-SS-S-AR	METCON	SS-S-AR	Silicified Sulfide, South Zone, Average Recovery
M-SS-S-LR	METCON	SS-S-LR	Silicified Sulfide, South Zone, Low Recovery
M-CODE-6	METCON	CODE-6	Code 6, High Grade, High Copper
M-M2-M-AR	METCON	M2-M-AR	Mixed 2, Middle Zone, Average Recovery
M-M2-N-AR	METCON	M2-N-AR	Mixed 2, North Zone, Average Recovery
M-M2-S-AR	METCON	M2-S-AR	Mixed 2, South Zone, Average Recovery
M-NS-N-AR	METCON	NS-N-AR	Non-Silicified Sulfide, North Zone, Average Recovery
M-NS-N-LR	METCON	NS-N-LR	Non-Silicified Sulfide, North Zone, Low Recovery
SGS-ERS	SGS	ER	Estrella Refractory Sulfide
SGS-ES	SGS	ES	Estrella Sulfide

Tests evaluating flotation concentration - regrind - concentrate leach (FCRGL) were also conducted at METCON.

¡	Whole Ore Leach Test Results

Both SGS and METCON conducted whole ore leach (WOL) tests on various ores from Mulatos. Typical results are summarized in Table 13.4. Results indicate the gold recovery by WOL cyanidation is highly variable, depending on ore type and zone. Reagent consumption is generally low except for the Code 6 high copper material.

Table 13.4 METCON(M) and SGS Cyanidation Bottle Roll Test Summary
	Grind Size (P80) microns	Calculated Head		Reagent Consumption		Leach Time (hour)	Metal Extraction		Tailing Grade
Sample ID		Au (g/t)	Ag (g/t)	NaCN (kg/t)	CaO (kg/t)		Au (%)	Ag (%)	Au (g/t)	Ag (g/t)
M-SS-S-AR	105	3.86	8.63	0.18	1.79	48	55.44	20.14	1.72	6.89
M-SS-S-LR	105	3.78	10.29	0.50	1.73	48	28.57	7.78	2.70	9.49
M-CODE-6	105	9.98	24.46	2.21	1.17	48	24.90	1.94	7.50	23.98
M-M2-M-AR	105	2.90	1.63	0.05	1.81	48	91.37	81.57	0.25	0.30
M-M2-N-AR	105	3.01	3.88	0.14	1.47	48	95.01	63.89	0.15	1.40
M-M2-S-AR	105	2.99	4.62	0.02	1.43	48	89.31	74.04	0.32	1.20
M-NS-N-AR	105	3.73	2.00	0.18	4.21	48	75.66	35.28	0.91	1.29
M-NS-N-LR	105	2.33	1.96	0.12	2.55	48	71.79	33.72	0.66	1.30
SGS-ERS-CN-14B	86	6.32	14.80	1.88	0.54	48	23.50	12.30	5.10	12.60
SGS-ES-CN-11	113	1.29	0.96	0.60	0.78	48	88.80	47.30	0.15	0.50

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¡	Flotation Test Results

Both SGS and METCON conducted flotation tests on the various ores from Mulatos. Results indicate the gold recovery by flotation is generally good (over 90 percent) for the sulfide ores. A relatively high mass pull of 20 to 30 percent of the weight is generally required to ensure good gold recovery. Flotation gold recovery for the mixed ores is not as good as for sulfide ores.

SGS ran one series of tests where the flotation tailing was leached with cyanide. The results are summarized in Table 13.5. Data in Table 13.5 indicate that cyanidation of the flotation tailing yielded 9.3 percent additional gold recovery for the Estrella composite tested. Approximately two thirds of ore will be Estrella Sulfide (ES), so the fact that over nine percent of the gold in the ES composite is present in the flotation tailing indicates that flotation is not the ideal process route for this ore. This indicates that there will be some reduction in cyanide soluble gold recovery if the flotation option is pursued, depending on the ore type. This recovery loss could be made up, if fine grinding of the flotation concentrate yields additional precious metal recovery.

Tests evaluating cyanidation of both reground flotation concentrate and flotation tailing of the various ore types were also run. Generally the mixed composites show a high soluble gold loss in flotation that is not offset by the recovery improvement due to regrinding the concentrate. Regrinding the sulfide composites flotation concentrate does result in an overall recovery gain compared to the whole ore leach process.

Table 13.5 SGS Test Results
Composite	Gravity + Flotation Concentrate Weight Distribution %	Gravity Concentrate Au Distribution %	Flotation Concentrate Au Distribution %	Flotation Concentrate CN Leach Solution Au Distribution %	Flotation Tailing CN Leach Solution Au Distribution %	Gravity Concentrate Plus Flotation Concentrate Leach Solution Au Distribution %	Gravity Concentrate Plus Flotation Concentrate and Tailing Leach Solution Au Distribution %
ERS	49.1	3.1	92.3	27.0	1.3	30.1	31.4
ES	39.6	9.7	80.3	73.9	9.3	83.6	92.9

    Data Source SGS Table 24

13.9.2	Escondida Summary

The Escondida high grade (EHG) sample is a composite of drift muck round samples from an underground adit driven into the heart of the Escondida deposit. The Escondida underground EU sample is a composite of split drill core from three holes. Test programs were conducted at SGS Lakefield and Knelson Research and Technology Center. The reports are cited in the references. The test program date and the Escondida samples tested are summarized in Table 13.6.

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Table 13.6 Gravity Test Program Summary
Laboratory	Sample Name	Lab Sample Number	Date Received	Lab Project Number	Date of Report	Sample Origin
SGS Lakefield	EHG- Escondida High Grade	2602951	9/27/2006	11337	4/26/2007	High Grade Muck Rounds
SGS Lakefield	EU- Escondida Underground	2602977	9/28/2006	11337	4/26/2007	Holes 06EU003,050,076
Knelson	Escondida		1/9/2008	KRTS 20327	3/20/2008	High Grade Muck Rounds
Knelson	Escondida		1/9/2008	KRTS 20327-1	8/29/2008	High Grade Muck Rounds
METCON	Escondida		2/26/2008	M-648-06	12/1/2008	High Grade Muck Rounds

Results from the testing summarized in Table 13.7 and 13.8 indicate the Escondida high grade (EHG) material is amenable to processing by gravity, flotation or whole ore leaching. Recovery by all process techniques is high and reagent consumption is low. The Escondida Underground (EU) sample is more refractory.

Table 13.7 SGS Test Results
Composite	Gravity + Flotation Concentrate Weight Distribution %	Gravity Concentrate Au Distribution %	Flotation Concentrate Au Distribution %	Flotation Concentrate CN Leach Solution Au Distribution %	Flotation Tailing CN Leach Solution Au Distribution %	Gravity Concentrate Plus Flotation Concentrate Leach Solution Au Distribution %	Gravity Concentrate Plus Flotation Concentrate and Tailing Leach Solution Au Distribution %
EHG	7.2	66.9	32.7	31.9	0.4	98.8	99.2
EU	54.6	18.5	76.1	43.2	3.1	61.7	64.8

Table 13.8 SGS Cyanidation Bottle Roll Test Summary
	Grind Size (P80) microns	Calculated Head		Reagent Consumption		Leach Time (hour)	Metal Extraction		Tailing Grade
Sample ID		Au (g/t)	Ag (g/t)	NaCN (kg/t)	CaO (kg/t)		Au (%)	Ag (%)	Au (g/t)	Ag (g/t)
EHG	126	18.50	N/A	0.37	0.45	48	97.60	N/A	0.16	N/A
SGS-EU-CN-8	114	1.63	14.80	1.08	0.70	48	62.30	18.00	0.63	4.90

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Table 13.9

Whole Ore Flotation Results

Comp	Flot Test No.	Feed Size, P80, µm	Product, (cumulative)	Mass %	Assays, g/t, %			% Distribution
					Au	Ag	S	Au	Ag	S
			Rougher Conc. 1 min.	13.0	27.2	34.6	34.5	53.7	40.9	60.6
			Rougher Conc. 5 min.	32.1	18.6	29.1	20.8	90.5	84.9	90.0
			Rougher Conc. 6 min.	40.2	15.6	25.1	17.4	95.5	92.1	94.6
EU	F-10	74	Rougher Conc. 10 min.	42.3	14.9	24.3	16.7	95.7	93.6	95.5
			Rougher Conc. 15 min.	44.7	14.2	23.3	15.9	96.1	95.0	96.3
			Rougher Tail.	55.3	0.46	1.0	0.50	3.9	5.0	3.7
			Head (calc.)	100.0	6.58	11.0	7.40	100.0	100.0	100.0
			Rougher Conc. 1 min.	13.2	10.6	30.5	33.0	60.0	63.7	72.6
			Rougher Conc. 4 min.	30.2	6.44	17.3	17.8	84.0	82.9	89.7
			Rougher Conc. 6 min.	37.4	5.79	14.9	15.0	93.5	88.5	93.8
ERS	F-11	60	Rougher Conc. 9 min.	40.7	5.41	14.0	14.0	95.3	90.5	95.1
			Rougher Conc. 14 min.	43.1	5.19	13.4	13.3	96.8	91.9	96.0
			Rougher Tail.	56.9	0.13	0.9	0.42	3.2	8.1	4.0
			Head (calc.)	100.0	2.31	6.3	5.97	100.0	100.0	100.0

Table 13.10 Heap Leach Amenability Results
Comp	Test No.	Feed Size	Reagent Cons. kg/t of Feed		%Au Extraction, Days									Residue Grade, g/t Au	Head Grades g/t Au
			NaCN	CaO	1	2	4	6	9	13	18	22	26		Calc.	Direct
EHG	CN-4	-1/2 ”	0.52	1.35	99	99	99	99	99	99	99	99	97.9	0.4	19.5	20.7
EU	CN-3	-1/2 ”	1.35	3.49	38	49	58	61	--	62	67	65	61.9	0.74	1.94	2.63

Based on the coarse gold recovery results obtained in laboratory test programs conducted at SGS, Knelson, and METCON, the gold recovery by gravity from Escondida ore will vary with the ore type and gravity processing method. For the high grade ore milled it is projected that a gravity circuit processing the entire circulating load would recover 80 to 95 percent of the gold recoverable by leaching. Leaching the gravity circuit tailing with the heap leach ore is expected to bring the overall gold recovery up to a level that approaches what would be achieved by processing the milled ore through a leach CIP process. Comingling the milled ore with the heap leach will increase the fines in the heap and may cause percolation problems that may affect recovery or recovery rate. This potential problem can be mitigated with blending and optimized agglomeration conditions.

13.9.3	San Carlos Metallurgical Testing

The San Carlos metallurgical testing was conducted at the Minas de Oro (MON) site laboratory and at Resource Development Inc. (RDI). The reports from both laboratories are noted in the references. Metallurgical tests were conducted on composites of 169.5 meters of split core from seven core holes. Plan and section maps indicating the location of the holes and sample intervals tested were reviewed and the metallurgical test samples from San Carlos are considered representative.

Four metallurgical test composites for San Carlos were prepared based on sample alteration and grade. All four composites were tested at the MON laboratory. Duplicate bottle roll and column tests were run on each composite crushed to 100 percent minus 3/8 inch. A portion of the high grade samples was sent to RDI for gravity and cyanidation testing. Mineralogical examination of RDI test products from

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these samples was also conducted by SGS Lakefield. The mineralogical report is noted in the references.

Results from the MON San Carlos testing are summarized in Table 13.11 and Table 13.12.

Table 13.11 San Carlos MON Average Head Assays and Bottle Roll Test Results
	Head Assays			Bottle Roll Test(@ 100% minus 3/8 inch)
Composite	Fire Au (g/ton)	AA/FA Au (%)	% S	Calc. Head Au g/t	% Bottle Extraction Au	NaCN (Kg/ton)	CaO (Kg/ton)
SCS	1.29	42.64	1.78	1.58	43.54	0.02	0.90
SCAA	0.93	45.16	3.85	1.10	48.87	0.03	1.60
SCS BX	21.74	82.98	1.60	16.08	61.05	0.06	1.40
SCAA HG	11.44	80.77	2.55	22.31	49.53	0.16	1.40

Table 13.12 San Carlos MON Average Column Test Results With Plant Recovery Projections
	Column Test(@ 100% minus 3/8 inch)				Plant Projections

Composite	Calc. Head Au g/t	Ultimate Column Au Extraction %	NaCN (Kg/ton)	CaO (Kg/ton)	Production Heap Au Rec %	Production Heap NaCN kg/t
SCS	1.64	55.3	0.34	4.5	51.1	0.1
SCAA	0.94	59.7	0.41	4.5	52.6	0.2
SCS BX	14.32	48.9	0.26	4.5	43.7	0.1
SCAA HG	16.53	35.9	0.41	4.5	31.2	0.2

Review of Table 13.11 and Table 13.12 indicates that the gold grades of the San Carlos samples tested are highly variable. The sulfur grade is moderate ranging from 1.6 to 3.85 percent. The ratio of the cyanide soluble gold analysis to the fire gold analysis is not a good indicator of the bottle roll or column extraction on this material and the column gold recovery is relatively low. The gold recovery projection for heap leach plant operations ranges from 51 to 53 percent for the low grade samples to 30 to 45 percent for the high grade samples. This value is determined from the column leach test result with a solution to solid ratio of 2.2, in line with current plant operations. The solution to solid ratio for the column test ultimate gold recovery averaged 5.0 for the San Carlos test work.

The high grade samples were submitted to RDI for further testing and analysis. RDI tested gravity followed by intensive cyanidation. Samples were ground to a p80 of minus 65 mesh and processed in a 4-inch Knelson concentrator. The gravity concentrate was ground to p80 minus 325 mesh and leached under conditions that simulate the intensive leach reactor (ILR). Gravity tailing was leached in a bottle roll to simulate heap leach conditions. RDI results are summarized in Table 13.13.

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Table 13.13 RDI Gravity and Gravity Test Product Cyanidation Test Summary
	SCAA HG			SCS BX
	wt %	g Au /t	Au Dist. %	wt %	g Au / t	Au Dist. %
Sample
Gravity Conc	11.6	109.72	65.0%	9.6	96.29	65.9%
Gravity Tailing	88.4	7.74	35.0%	90.4	5.28	34.1%
Calculated Head	100	19.57	100.0%	100	14.02	100.0%
		Leach	Gold		Leach	Gold
		Au Dist. %	Dist. %		Au Dist. %	Dist. %
Conc Leach Recovery, %		89.8	58.4%		82.9	54.7%
Tail Leach Recovery, %		71.5	25.0%		72.6	24.7%
Overall Soluble Recovery, %			83.4%			79.4%

Review of Table 13.13 indicates that approximately 10 percent of the material containing 65 percent of the gold was recovered as gravity concentrate grading approximately 100 g gold per tonne. Leaching of the reground gravity concentrate recovered approximately 85 percent of the contained gold. Leaching of the gravity tail recovered approximately 70 percent of the contained gold. Overall soluble gold recovery was approximately 80 percent.

RDI also oxidized both high grade samples in an autoclave and then leached the residue with cyanide. Gold recovery after the autoclave pre-treatment exceeded 95 percent for both composites.

RDI concluded that the gold in the San Carlos samples is amenable to gravity concentration followed by leaching of tailing or the POX/cyanidation process.

MON submitted gravity feed and concentrate samples prepared by RDI to SGS for detailed mineralogy. SGS results are summarized in Table 13.14.

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Table 13.14 SGS San Carlos High Grade Gold Deportment
SCAA-HG Gold Deportment
	Liberated	Attached	Locked	Total
Calaverite (AuTe2)	46.2	15.1	5.2	66.5
Gold	19.6	5.6	6.3	31.5
Altaite (PbTe)	0.1	0.2	0.1	0.4
Petzite (Ag3AuTe2)	0.7	0.9	0.0	1.6
Total	66.6	21.8	11.6	100.0
SCS-BX Gold Deportment
	Liberated	Attached	Locked	Total
Calaverite (AuTe2)	35.7	31.7	0.5	67.9
Gold	7.2	13.5	3.7	24.4
Altaite (PbTe)	0.6	0.5	0.0	1.1
Petzite (Ag3AuTe2)	0.7	0.4	0.0	1.1
Total	44.2	46.1	4.2	94.5

The SGS results reveal that approximately two thirds of the gold contained in the high grade San Carlos deposits is present as Calaverite (AuTe2) and is not readily amenable to standard gold recovery processes.

Additional test work on the San Carlos material is recommended before the gold recovery for the high grade samples can be stated. Tests to determine the concentration of calaverite in the low grade samples and the response of the low grade samples to the gravity treatment are recommended. Additional tests on the high grade samples to evaluate the effects of primary grind size on gravity gold recovery, concentrate regrind size on gold recovery, ILR conditions on gold recovery and flotation rather than gravity as a primary recovery step are recommended. Modifications to the existing gravity treatment plant may be required to process the San Carlos material.

13.9.4	El Victor Metallurgical Testing

El Victor metallurgical testing was conducted at the Minas de Oro (MON) site laboratory. The two El Victor Test reports by MON are noted in the references. Gravity testing of material from El Victor is also included in the MON Gravity Concentration ILR Leach report noted in the references. Cyanidation tests were conducted on three sulfide composites and three mixed composites. The composites were based on the interval gold grade. The mixed composites were made up from 197.1 meters of sample material from six core holes. The sulfide composites were made up from 241.1 meters of sample material from ten core holes. Plan and section maps of the holes and sample intervals tested were reviewed and the metallurgical test samples from El Victor are considered representative.

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The composite samples were crushed to 100 percent minus 3/8 inch and duplicate bottle roll and column tests were run on each composite at the standard MON conditions. Results from the MON El Victor testing are summarized in Table 13.15. and Table 13.16.

Table 13.15
El Victor Metallurgical Sample Head Assays and Bottle Roll Test Results
	Head Assays			Bottle Roll Test
Composite	Fire Au (g/ton)	AA/FA Au (%)	% S	Calc. Head Au g/t	% Bottle Extraction Au	NaCN (Kg/ton)	CaO (Kg/ton)
MIXED LG	0.54	77.8	1.18	0.66	55.7	0.19	1.77
MIXED MG	1.04	80.8	1.22	1.03	61.4	0.08	2.30
MIXED HG	2.90	78.6	1.02	3.02	56.4	0.20	1.40
SULFIDE LG	0.74	29.7	6.00	0.73	34.6	0.88	4.13
SULFIDE MG	1.29	17.1	6.49	1.21	61.4	0.54	4.47
SULFIDE HG	3.13	18.5	7.18	4.01	47.4	0.78	3.30

Table 13.16
El Victor Metallurgical Sample Column Test Results and Plant Recovery Projection
	Column Test				Plant Projections
Composite	Calc. Head Au g/t	Ultimate Column % Au Extraction	NaCN (Kg/ton)	CaO (Kg/ton)	Production Heap Au Rec %	Production Heap NaCN kg/t
MIXED LG	0.61	62.9	0.63	3.50	51.3	0.21
MIXED MG	0.99	68.6	0.40	3.50	60.1	0.08
MIXED HG	2.68	64.9	0.53	3.50	56.9	0.20
SULFIDE LG	0.86	32.1	0.65	6.00	25.8	0.29
SULFIDE MG	1.13	62.8	0.42	6.00	59.3	0.28
SULFIDE HG	4.26	57.5	0.88	6.00	50.9	0.33

Review of Table 13.15 and Table 13.16 indicates that the assayed gold grades of El Victor samples tested range from 0.54 to 3.13 grams per tonne. The sulfur grade is highly variable ranging from 1.02 to 7.18 percent. The Ratio of the cyanide soluble gold analysis to the fire gold analysis is not a good indicator of the bottle roll or column extraction on this material; however the bottle roll test recovery correlates well with the column test recovery. Ultimate column gold recovery for the mixed material ranges from 63 to 69 percent. The corresponding gold recovery projection for heap leach plant operations on mixed material ranges from 50 to 60 percent. Ultimate column gold recovery for the sulfide material ranges from 32.1 to 62.8 percent. The corresponding gold heap leach recovery projection for plant operations on sulfide material ranges from 25 to 60 percent. The plant recovery estimate is based on the column leach test result with a solution to solid ratio of 2.2, in line with current plant operations for sulfide

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material. Production scale cyanide consumption is relatively low and lime consumption is in line with current operations for mixed and sulfide ore processed at MON.

Mixed and Sulfide material from El Victor was also subjected to gravity recovery tests and the gravity test products were leached with cyanide. Results are summarized in Table 13.17. Results indicate that recovery of gold by gravity processing is not effective. For the mixed composite only 15 percent of the gold was recovered to the gravity concentrate. The sulfide material is slightly better than the mixed material, but since the concentrate grade is only upgraded to 20 grams gold per ton, gravity processing of this material is not considered attractive.

Table 13.17 El Victor Gravity Test Results
Test Product	Head Au g/t	Conc 1 Wt Dist %	Con 1 Au g/t	Con 1 Au Dist. %	Total Soluble Au Dist %
Victor Mixed	2.94	7.0	6.57	15	68
Victor Sulfide	4.24	7.9	19.15	35	53

Additional testing is recommended for El Victor material to evaluate alternative processes including flotation.

13.9.5	Cerro Pelon Metallurgical Testing

Cerro Pelon metallurgical testing was conducted at the Minas de Oro (MON) site laboratory. A total of 383 meters of sample interval from seventeen core holes were composited for the program. Plan and section maps of the sample intervals tested were reviewed and the metallurgical test samples from Cerro Pelon are considered representative. The MON report for this work is noted in the references. Metallurgical tests were conducted on three composites from the North zone and three composites from the South zone. The composites were made based on the location and grade of the intercepts. A composite of coarser material from both the North and South zones was also column tested.

Duplicate bottle roll tests established gold recovery at five crush sizes (100 percent minus 1.5 inch, 100 percent minus 1.0 inch, 100 percent minus 0.75 inch, 100 percent minus 0.50 inch, and 100 percent minus 0.375 inch). Summary results from the Cerro Pelon Bottle Roll Tests are shown in Table 13.18. The bottle roll tests indicated that ultimate gold recovery is a slight function of crush size. Test results not summarized here indicate that the gold leach kinetics are faster at the finer crush sizes.

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Table 13.18
Cerro Pelon 28 Day Bottle Roll Test Results
	Crush Size 100% minus	Low Grade				Medium Grade				High Grade
Zone		Calc. Head gAu/t	Au Rec. %	NaCN kg/t	Lime kg/t	Calc. Head gAu/t	Au Rec. %	NaCN kg/t	Lime kg/t	Calc. Head gAu/t	Au Rec. %	NaCN kg/t	Lime kg/t
South	1 1/2”	0.94	73.0	0.28	0.82	2.07	80.4	0.10	1.08	3.75	84.0	0.15	1.12
South	1”	1.01	74.1	0.18	0.75	1.82	78.2	0.12	1.16	4.03	83.7	0.14	1.08
South	3/4”	0.94	74.5	0.43	0.77	1.95	80.0	0.10	1.16	3.78	83.6	0.15	1.06
South	1/2”	0.98	77.6	0.35	0.91	1.80	83.0	0.15	1.24	4.25	87.3	0.15	1.20
South	3/8”	0.96	75.5	0.20	2.72	1.83	83.6	0.12	1.20	4.62	88.2	0.15	1.21
North	1 1/2”	0.64	78.2	0.34	0.66	2.17	72.6	0.31	1.66	5.74	81.0	0.17	1.60
North	1”	0.75	79.8	0.36	0.73	2.14	74.4	0.26	1.47	6.61	84.2	0.14	1.98
North	3/4”	0.70	76.5	0.26	0.72	2.14	73.4	0.29	1.89	6.65	83.8	0.13	1.92
North	1/2”	0.69	80.5	0.36	0.77	2.04	77.4	0.22	1.90	6.53	83.8	0.22	2.02
North	3/8”	0.66	80.2	0.35	2.72	2.15	76.6	0.21	1.75	6.83	84.3	0.23	1.94

Duplicate column tests were run on the North Zone and South Zone composites crushed to 100 percent minus 0.75 inch and at 100 percent minus 0.5 inch at the standard MON leaching conditions. Column test results are summarized in Table 13.19. The ultimate gold recovery noted in Table 13.20 was measured with a liquid to solid weight ratio of eight for the Cerro Pelon testwork. The projected plant recovery is based on a more typical solution to solid weight ratio of 2.2. The resulting plant gold recovery projection for material crushed to minus one half inch ranges from 69 percent in the South zone to over 73 percent in the North zone. The expected plant gold recovery for the mixed composite crushed to minus 1.5 inch is 58 percent.

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Table 13.19
Cerro Pelon Column Test Results
			Assays (g/ton)		Ultimate Column Percent Extraction		Reagent Consumption (kg/ton)		Plant Recovery Projection
Zone	Crush Size	Analysis	Au	Ag	Au	Ag	NaCN	CaO	Au %
North	-3/4”	Assay Head	1.27	11.05
		Calc. Head	1.16	10.65	75.1%	15.62%	1.04	1.20	68.5
		Leach Res.	0.29	8.98
North	-1/2”	Assay Head	1.54	13.99
		Calc. Head	1.45	12.65	74.9%	19.42%	1.00	1.20	73.3
		Leach Res.	0.37	10.19
South	-3/4”	Assay Head	1.56	33.98
		Calc. Head	1.58	32.52	82.4%	11.18%	0.93	1.20	68.5
		Leach Res.	0.28	28.89
	-1/2”	Assay Head	1.74	36.18
South		Calc. Head	1.61	33.14	83.3%	13.75%	1.11	1.20	69.1
		Leach Res.	0.27	28.59
Mixed	-1 1/2”	Assay Head	1.63	37.13
		Calc. Head	1.65	30.54	77.8%	6.47%	1.32	1.20	58.3
		Leach Res.	0.37	28.57

13.9.6	Yaqui Metallurgical Testing

Yaqui metallurgical testing was conducted at the Minas de Oro (MON) site laboratory. Three surface samples have been tested. The samples tested are surface samples from road cuts from the north, central and southern portion of the deposit. The Yaqui samples tested are not considered representative and additional column testing on representative samples is recommended.

Duplicate bottle roll tests established gold recovery at five crush sizes (100 percent minus 1.5 inch, 100 percent minus 1.0 inch, 100 percent minus 0.75 inch, 100 percent minus 0.50 inch, and 100 percent minus 0.375 inch). Summary results from the Yaqui Bottle Roll Tests are shown in Table 13.20. The bottle roll tests indicated that Yaqui ultimate gold recovery is not a strong function of crush size and reagent consumption is low.

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Table 13.20 Yaqui Bottle Roll Test Summary
Crush Size 100% minus	Yaqui 1				Yaqui 2				Yaqui 3
	Calc Head g/t	Au Recovery %	NaCN kg/t	Lime kg/t	Calc. Head g/t	Au Recovery %	NaCN kg/t	Lime kg/t	Calc. Head g/t	Au Recovery %	NaCN kg/t	Lime kg/t
1 1/2”	0.74	90.54	0.49	1.14	0.99	91.59	0.32	1.13	0.89	93.31	0.31	0.99
1”	0.60	91.92	0.32	1.14	0.75	92.09	0.35	1.44	0.93	94.12	0.31	0.89
3/4”	0.66	90.85	0.48	1.14	1.10	91.82	0.40	0.84	1.05	95.74	0.40	0.87
1/2”	0.84	93.02	0.31	0.99	0.93	93.01	0.36	1.33	0.94	95.18	0.34	0.92
3/8”	0.90	91.09	0.34	2.72	0.90	93.32	0.34	0.99	0.92	96.20	0.34	0.88

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14.0     MINERAL RESOURCE ESTIMATES

The mineral resource estimate presented in this report was generated for the 2011 year-end reporting period. It represents an update of the 2010 year-end mineral resource estimate, prepared in March 2011. The area covered by the current study includes the Mulatos Mine Area and the San Carlos deposit as two separate mineral resource estimates. The Mulatos Mine Area (MMA) includes the following domains: Estrella, Mina Vieja, Escondida, Gap - El Victor, Puerto del Aire, Puerto del Aire Northeast, Puerto del Aire Northeast Extension, and Mulatos East. The San Carlos deposit, located to the northeast of the Gap - El Victor domain across from the Mulatos river, was treated as a separate deposit due to an extensive exploration drilling campaign carried out in 2009, 2010, and 2011.

The current update of the mineral resources was performed specifically for the El Victor, the Puerto del Aire Northeast and Northeast Extension, and the San Carlos areas, as new drilling was carried out in those areas during the 2011 drilling campaign. The approach utilized is similar to the 2010 resource estimate with an alteration model (argillic, advanced argillic, silica, and vuggy silica) and a reduced oxidation model (oxide, transition, sulfide) as the main controls on mineralization. Aside from gold grade estimates, silver grade, copper grade, and gold recovery estimates were part of the current exercise. Gold is the main element of interest while the gold recovery is utilized for the mineral reserve estimation as well as copper which is a deleterious element affecting gold recoveries. The silver is considered as a by-product.

A total of 1,805 holes were utilized for the estimation of the mineral resource, with 1,357 reverse circulation holes and 448 diamond drill holes.

The estimation of the MMA and San Carlos mineral resources was carried out by Mr. Marc Jutras, Director of Mineral Resources with Alamos Gold Inc. Mr. Jutras is a qualified person as defined under National Instrument 43-101. The effective date of the Mulatos Mine Area and San Carlos mineral resources is 31 December 2011.

The MMA and San Carlos mineral resources’ estimation exercise was primarily undertaken with the Vulcan® software and utilities internally developed in GSLIB-type format. The following sections outline the procedures undertaken to first calculate the MMA and then the San Carlos mineral resources.

14.1	Mulatos Mine Area

14.1.1	Drill Hole Data

The Mulatos drill hole database is made of 1,805 holes located in the areas adjacent to the mine (excluding the San Carlos area): Estrella, Mina Vieja, Escondida, Gap-Victor, Puerto del Aire, Puerto del Aire Northeast, Puerto del Aire Northeast Extension, and Mulatos East. There were 1,357 reverse circulation (RC) holes and 448 diamond drill (DD) holes utilized for the estimation of the mineral resources. In addition to those holes, 44 sets of channel samples were also made available for this exercise.

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In 2011, there were 111 RC and 16 DD holes drilled in the areas of interest. The database includes drill holes from 1996 to 2011 as well as historic holes (from Placer Dome and Kennecott).

An independent verification of the data revealed a few typos in the survey data (missing negative sign) and collar coordinates. After correction, the database was considered to be of sufficient quality to be used for resource estimation.

Drill Hole Data Statistics

The drill hole database at Mulatos is comprised of 448 diamond drill holes with 32,739 assays for gold (in g/t), 1,357 reverse circulation holes with 120,313 assays for gold (in g/t), and 44 channel sample sets with 1,489 assays for gold (in g/t). Each set of channel samples was treated as a separate drill hole. The quality of the channel samples retained was judged to be suitable for mineral resource estimation. The drill hole database also contains a suite of up to 37 other elements analyzed by ICP. Other geologic information recorded includes lithological units, alteration minerals (PIMA), oxidation states, core recoveries, gold recoveries, and specific gravities.

Statistics on the drill hole database are presented in Table 14.1 by domain and in Table 14.2 by year. Figure 14.1 presents statistics on the drill hole database’s content, where it can be seen that the average drill hole depth is 166.0 m, with depths varying from 4.6 m (RC holes 96WD112A, 96WD115A, 96WD117A, and 96WD118A) to 513.0 m (DDH hole 10PA-192). Sample lengths are observed to be 1.59 m on average, with the majority of the sample lengths being 1.52 m long (5 feet).

Gold grade statistics on the original samples are presented in Table 14.3 at various gold cut-off grades. It can be seen from this Table that the meters and accumulation (grade x thickness) of gold have a similar and consistent decreasing pattern with increasing grade cut-offs. It is also noted that the average gold grade of samples at elevated cut-offs is more than three times the cut-off grade, indicating the presence of higher grade samples.

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Table 14.1
Drill Hole Statistics by Domain - Mulatos Mine Area
Domain	Diamond Drill Holes		Reverse Circulation Holes		Channel Samples		Total
	# of holes	# of samples	# of holes	# of samples	# of sets	# of samples	# of holes	# of samples
01 - Estrella	68	7,874	449	42,718	27	1,141	544	51,733
02 - Mina Vieja	13	1,635	123	12,185	4	159	140	13,979
03 - Puerto del Aire (PdA)	47	4,850	130	11,346	0	0	177	16,196
04 - Escondida	153	9,075	193	9,378	1	12	347	18,465
05 - Gap-Victor	147	7,771	287	27,733	12	177	446	35,681
06 - PdA Northeast	20	1,534	58	4,756	0	0	78	6,290
07 - San Carlos	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
08 - Mulatos North	0	0	0	0	0	0	0	0
09 - Mulatos East	0	0	72	5,425	0	0	72	5,425
10 - PdA Northeast Extension	0	0	45	6,772	0	0	45	6,772
Total	448	32,739	1,357	120,313	44	1,489	1,849	154,541

Table 14.2
Drill Hole Statistics by Year - Mulatos Mine Area
Year	Diamond Drill Holes		Reverse Circulation Holes		Channel Samples		Total
	# of holes	# of meters	# of holes	# of meters	# of sets	# of meters	# of holes	# of meters
Historical (Placer Dome & Kennecott)	54	9,314	384	74,857	43	2,876	481	87,047
1996	13	2,273	97	10,101	-	-	110	12,374
1997	43	7,373	-	-	-	-	43	7,373
1998	18	3,531	34	5,233	-	-	52	8,764
2004	-	-	26	4,271	-	-	26	4,271
2005	22	2,356	103	15,527	-	-	125	17,883
2006	207	15,242	122	17,092	1	15	330	32,349
2007	-	-	125	19,608	-	-	125	19,608
2008	26	7,147	33	7,540	-	-	59	14,687
2009	35	9,087	216	48,395	-	-	251	57,482
2010	14	5,917	106	19,490	-	-	120	25,407
2011	16	1,548	111	15,173	-	-	127	16,721
Total	448	63,788	1,357	237,287	44	2,891	1,849	303,966

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Alamos Gold Inc. - ***Exploratory Data Analysis***
Drill Hole Data Statistics

Wed Nov 07 15:54:54 2012

Mulatos Mine Area - 2011 Update - All Holes - Domains 1-10 - Mulatos - Mexico

Collar Data	Number of Data	Mean	Standard Deviation	Coefficient of Variation	Minimum	Lower Quartile	Median	Upper Quartile	Maximum	Number of 0.0 values	Number of <0.0 values
Easting (X)	1849	721289.0	579.033	0.001	720435.0	720826.0	721128.0	721729.0	723376.0	—	—
Northing (Y)	1849	3.17172e+06	564.159	0.0	3.17035e+06	3.17127e+06	3.17176e+06	3.17215e+06	3.17291e+06	—	—
Elevation (Z)	1849	1227.44	111.862	0.091	147.86	1157.95	1247.54	1311.53	1446.77	—	—
Hole Depth	1849	165.994	83.282	0.502	4.57	100.58	167.1	213.41	513.0	—	—
Azimuth	1849	142.43	131.963	0.927	0.0	0.0	140.0	270.0	359.9	—	—
Dip	1849	-64.453	33.208	-0.515	-90.0	-90.0	-70.0	-55.26	90.0	—	—
Overburden	1849	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	—	—
Survey Data											
Azimuth	5891	241.926	98.205	0.406	0.0	152.92	290.88	323.6	359.9	—	—
Dip	5891	-69.457	21.381	-0.308	0.0	0.0	0.0	0.0	0.0	—	—
Assay Data											
Interval Length (from-to)	154541	1.587	0.8	0.504	0.01	1.52	1.52	1.53	167.64	0	0
AU_GPT	154541	0.762	5.426	7.124	0.001	0.03	0.215	0.63	883.0	0	823
AG_GPT	144548	3.833	33.548	8.752	0.001	0.2	0.9	2.8	5090.0	0	10816
CU_PPM	138073	171.786	1191.39	6.935	0.0	15.0	40.0	90.0	109000.0	1	17291
RATIO	47285	0.564	0.273	0.484	0.0	0.344	0.559	0.795	1.0	75	108004

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Table 14.3
Statistics on Gold Grades by Gold Cut-off Grades
Mulatos Mine Area Statistics of Gold Assays Above Cut-Off
Cut-Off g/t	Total Meters	Meters Percent	Avg. Au g/ t	grd-thk g/t-m	grd-thk Percent	Std. Dev.	Coef. of Var.	# of Samples
0.0	303.966.0	100.0	0.78	237,093.5	100.0	5.62	7.06	154,541
0.3	108,208.6	35.6	1.64	177,462.1	74.8	8.15	4.92	66,924
0.5	77,034.8	25.3	2.15	165,624.8	69.9	9.63	4.43	47,417
0.7	57,133.9	18.8	2.69	153,690.2	64.8	11.15	4.08	35,027
1.0	38,874.5	12.8	3.57	138,782.0	58.5	13.41	3.71	23,887
1.5	23,605.3	7.8	5.09	120,151.0	50.7	16.99	3.29	14,578
2.0	16,045.1	5.3	6.67	107,020.8	45.1	20.37	3.01	9,949

Gold assays were also examined on a drill hole basis for various elevated grade cut-offs where, the number of samples above various cut-offs, the highest grades, and the distance to the nearest hole, were computed on a per drill hole basis. Due to the large number of drill holes involved, with a total of 11 figures generated, the figures are only referenced. From these figures, holes with a large number of higher gold grade occurrences are noted as follows: K-1, K-63, K-72, NOPAL-C, P-13, P-27, P-33, P-42, PD-4, PD-20, 05EI034, 05EI037, 05EI051, 06EU061, 07EE029 (highest gold grade sample 883.0 g/t), 07AM019, and 09AM045. The statistics calculated in these figures can also be useful to detect the presence of isolated higher grades. In such case, difficulties during grade estimation could occur due to a greater generation of higher grade blocks in this area. After inspection of the average distances away from the closest hole and the maximum grades reported in the figures, it was concluded that no isolated hole(s) with high-grade values are present, and for such no related difficulties in the grade estimation process is anticipated.

A final set of gold grade statistics was calculated for the various geographic and geologic characteristics recorded: the domains in Tables 14.4, the oxidation states in Table 14.5, and the alterations in Table 14.6. As seen in these tables, the main control on gold mineralization is the alteration, where an increase in alteration intensity translates into an increase in the average gold grade. The different domains also show different average gold grades and for such will be utilized in the estimation process as another controlling factor.

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Table 14.4 Statistics on Gold Grades by Domain - Mulatos Mine Area
Domain	# of Data	Mean g/t	Std Dev g/t	Coef. Var.	Max. g/t	Upper Quart g/t	Median g/t	Lower Quart g/t	Min. g/t
01 - Estrella	51,733	1.09	3.03	2.78	174.90	1.10	0.49	0.19	0.001
02 - Mina Vieja	13,979	0.46	1.23	2.68	65.93	0.52	0.25	0.07	0.001
03 - Puerto del Aire (PdA)	16,196	0.56	3.86	6.88	396.00	0.46	0.14	0.03	0.001
04 - Escondida	18,465	1.34	12.01	8.96	553.00	0.53	0.14	0.01	0.003
05 - Gap-Victor	35,681	0.48	6.19	12.79	883.00	0.46	0.10	0.01	0.002
06 - PdA Northeast	6,290	0.40	1.85	4.63	63.80	0.28	0.07	0.01	0.001
07 - San Carlos	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
08 - Mulatos North	0	-	-	-	-	-	-	-	-
09 - Mulatos East	5,425	0.20	1.02	5.03	39.93	0.07	0.02	0.01	0.001
10 - PdA Northeast Extension	6,772	0.11	0.43	3.84	13.90	0.05	0.003	0.003	0.003
All	154,541	0.78	5.62	7.06	883.00	0.63	0.22	0.03	0.001

Table 14.5 Statistics on Gold Grades by Oxidation State - Mulatos Mine Area
Oxidation State	# of Data	Mean g/t	Std Dev g/t	Coef. Var.	Max. g/t	Upper Quart g/t	Median g/t	Lower Quart g/t	Min. g/t
Oxide	10,497	0.37	2.41	6.55	134.02	0.26	0.03	0.005	0.001
Transition	51,127	0.87	3.30	3.78	396.00	0.85	0.33	0.03	0.001
Sulfide	95,138	0.75	6.43	8.56	883.00	0.57	0.20	0.03	0.001

Table 14.6 Statistics on Gold Grades by Alteration - Mulatos Mine Area
Alteration Minerals	# of Data	Mean g/t	Std Dev g/t	Coef. Var.	Max. g/t	Upper Quart g/t	Median g/t	Lower Quart g/t	Min. g/t
Argillic	44,129	0.10	0.63	6.05	39.90	0.06	0.02	0.003	0.001
Advanced Argillic	37,455	0.51	2.32	4.59	270.00	0.50	0.21	0.05	0.001
Silicified	59,000	1.18	8.08	6.85	883.00	0.92	0.44	0.18	0.001
Vuggy Silica	21,513	1.54	5.33	3.46	396.00	1.50	0.69	0.31	0.001

Location, Orientation, and Spacing of Drill Holes

The location of the drill holes is presented in Figure 14.2 for the Mulatos Mine Area (note that north coordinates on the figure have been reduced by 3,000,000). It can be seen in this figure that high concentration of holes are located in the Estrella and Escondida areas, whereas low concentration of holes are found in Mulatos North (no holes), Mulatos East, PdA Northeast, and PdA Northeast Extension. Holes in San Carlos were not shown on the map as they are not part of the mineral resource estimate for the Mulatos Mine Area.

The drill hole density varies for the different domains of interest with some domains more densely drilled than others. Statistics on drill hole spacing are shown in Table 14.7 for each domain. Overall the drill hole spacing is at an average distance of 23 meters with a median distance of 16 meters.

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With regard to the orientation of the drill holes in the Mulatos Mine Area, multiple orientations are found, as observed in Figure 14.3. This figure represents the bottom half of a sphere displaying the various azimuth and dip angles of the drill holes. The major drilling orientations are as follows: vertical, north, south, east, west, northwest, and southeast. The majority of the inclined drill holes have dips varying from -40° to -90°.

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Drill Hole Location - Mulatos Mine Area
720500
721000
721500
722000
722500
723000
723500
173500
173000
172500
172000
171500
171000
170500
170000
7-San Carlos
8-Mulatos North
5-Gap-Victor
10-PdA Northeast Extension
4-Escondida
6-PdA Northeast
3-Puerto del Aire
2-Mina Vieja
9-Mulatos East
1-Estrella
ALAMOS GOLD INC.
Mulatos Mine Area Project
Drill Hole Location
Level Plan
0 125 250 m
Date: 2012/11/08
Drawn by: maj
Diamond Drill Holes (448 holes)
Reverse Circulation Holes (1357 holes)
Channel Samples (44 sets)

Figure 14.2 - Drill Hole Location Map
Mulatos Mine Area

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Table 14.7 Drill Hole Spacing Statistics
Domain	Average (m)	Median (m)
01 – Estrella	16.0	11.8
02 – Mina Vieja	20.8	16.3
03 – Puerto del Aire (PdA)	22.0	17.9
04 – Escondida	16.5	12.1
05 – Gap-Victor	22.1	17.7
06 – PdA Northeast	51.5	47.4
07 – San Carlos	N/A	N/A
08 – Mulatos North	-	-
09 – Mulatos East	77.5	37.6
10 – PdA Northeast Extension	64.6	55.4
All	23.1	15.6

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Orientations of Consecutive Pairs in Same Hole
Mulatos Mine Area - Drill Hole Samples
< 10 pairs
10 to 100 pairs
100 to 1,000 pairs
1,000 to 10,000 pairs
> 10,000 pairs
N
E
S
W
-10°
-20°
-30°
-40°
-50°
-60°
-70°
-80°

14.1.2    Geologic Modeling

The alteration intensity, identified as a control on gold mineralization from the statistics and geologic understanding, was modeled into 3-D solids prior to grade

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interpolation. The procedure consisted of a sectional interpretation of alteration characteristics such as argillic, advanced argillic, silica, and vuggy silica units. Interpretations were made on 25 m spaced east-west sections in Estrella and Mina Vieja, and on 25 m spaced northwest-southeast sections in the other domains. The digitized polygons of sectional interpretations of alteration units were then linked in 3-D with Leapfrog® to form solids, as shown in Figure 14.4. The logged alteration along with the PIMA minerals were utilized in the interpretation of the different alteration units. The vuggy silica, silica, and advanced argillic were modeled as 3-D solids, while the remaining material was considered as being as argillic alteration.

The oxidation state was also re-interpreted on the same sets of sections as for the alteration. The contacts between oxide, transition, and sulfide were modeled from drill hole data. These sectional contacts were then linked in 3-D with Leapfrog® to generate contact surfaces, shown in Figure 14.5.

Due to time constraints the previous lithology model, which is not essential to the estimation of gold grades, was only partially updated. The post-mineral contact was re-interpreted and adjusted to reflect the latest drilling. The great majority of the gold mineralization lies below the post-mineral contact.

Other geologic features that were modeled include the high-grade zones at Escondida (Figure 14.6) and locally mineralized zones within the post-mineral lithologic unit.

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(a) Plan View
North (Y)
+3172500
+3172000
+3170500
+720500
+721000
+721500
+722000
+722500
+723000
East (X)
Elev (Z)
Advanced Argillic
Silica
Vuggy Silica
(b) Looking North
Elev (Z)
Advanced Argillic
Vuggy Silica
Silica
+1000
North (Y)
+3172500
+3172000
+3171500
+3171000
+3170500
East (X)
(c) Looking East
Elev (Z)
Vuggy Silica
Silica
Advanced Argillic
+1000
+720500
North
+721000
+721500
+722000
+722500
East (X)

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3172500 N
3172000 N
3171500 N
3171000 N
3170500 N
3170000 N
720000 E
721000 E
722000 E
723000 E
sulphide - top contact
oxide - bottom contact
oxide bottom contact
sulphide top contact
North (Y)
+3172500
+3172000
+3171500
+3171000
+1200
+1000
+800
+720500
+721000
+721500
+722000

Figure 14.5 - Oxidation State Contact Surfaces
Mulatos Mine Area

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3172050 N
3172000 N
3171950 N
3171900 N
721100 E
721200 E
721300 E

720000 E
3172750 N
720250 E
3172500 N
720500 E

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Geologic Rock Codes

From the modeling of the various geologic characteristics a set of rock codes were defined for each of the units. Table 14.8 is a list of those codes for the Mulatos Mine Area.

Table 14.8
Rock Codes - Mulatos Mine Area
Rock Codes	Description
Alteration
1	argillic
2	advanced argillic
3	silica
4	vuggy silica
Oxidation State
1	oxide
2	transition
3	sulfide
Lithology
1	post-mineral
2	TPQZ – volcaniclastic sandstone
3	RF – rhyodacite porphyry
4	DF4 – dacite porphyry
5	overburden

The original topographic surface (pre-mining) was utilized in the estimation of the mineral resource (shown in Figure 14.7). A second topographic surface, integrating the mined out relief in the Estrella pit as of 31 December 2011, was utilized to edit the block model for the reporting of the remaining mineral resources (shown in Figure 14.8)

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3172500 N
3172000 N
3171500 N
3171000 N
3170500 N
3170000 N
3169500 N
3169000 N
719000 E
719500 E
720000 E
720500 E
721000 E
721500 E

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14.1.3	Compositing

The original sample lengths of gold assays were composited to regular 3.0 m intervals for each hole. The selection of this compositing length was mainly driven by the block model’s block size of 6 m x 6 m x 9 m. Although the majority of the samples were taken on 1.5 m intervals, it was believed that a 3.0 m composite length would be a better fit to the selected SMU size. The compositing process was based on the alteration model and consisted in starting the compositing at the top edge of each alteration unit with continuous 3.0 m composite intervals down to the bottom edge of the unit.

A total of 84,825 three meter composites were generated within the alteration units. Summary statistics on the composited data are presented in Table 14.9. From this table it can be seen that the pattern of increasing average grade with increasing alteration intensity has been preserved.

Table 14.9
Drill Hole 3 m Composites Summary Statistics by Alteration Units - Mulatos Mine Area
Company	# of Composites	%	# of Meters	%	Average Au Grade g/t
Argillic	22,989	27.1	66,474.8	27.3	0.09
Advanced Argillic	19,871	23.4	56,190.9	23.1	0.46
Silica	30,992	36.5	89,005.6	36.6	1.20
Vuggy Silica	10,973	12.9	31,522.2	13.0	1.57
All	84,825	100.0	243,193.6	100.0	0.78

14.1.4	Exploratory Data Analysis (EDA)

A set of various statistical applications was utilized to provide a better understanding of the gold grade populations within the mineralized alteration zones.

Bivariate Statistics

A first step consisted in investigating the possible relationship of gold with other measured variables such as silver and copper.

¡	Gold Versus Silver

A scatter plot was generated to examine the possible relationship of gold with silver within the Mulatos Mine Area. As seen in Figure 14.9 there is no apparent correlation between gold and silver, with a correlation coefficient of 0.045.

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¡	Gold Versus Copper

A scatter plot was also generated to examine the possible relationship of gold with copper within the Mulatos Mine Area. As seen in Figure 14.10 there is no apparent correlation between gold and copper, with a correlation coefficient of 0.052.

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Univariate Statistics

Basic statistics were performed on the gold grades of the 3.0 m composites for the Mulatos Mine Area. The histogram and probability plot shown in Figure 14.11 indicates that the gold grade distribution resembles a positively skewed lognormal population. Basic statistics results are also presented as boxplots per alteration unit in Figure 14.12, and per alteration unit and domains in Figures 14.13 and 14.14. As seen in these figures, the gold population is quite variable as a whole and by alteration, with coefficients of variation (CV) greater than 3.0 in some instances. When the gold populations are separated by alteration units and by domains, the more heterogeneous distributions are associated with domains 4 (Escondida) and 5 (Gap-Victor). A CV greater than 3.0 for gold would be in general considered as high and would indicate a less homogeneous distribution.

It is also observed from these boxplots that domains 1 (Estrella) and 4 (Escondida) have the highest average gold grades. The alteration intensity pattern, where the average gold grade increases with the alteration intensity, is consistently observed for each domain. This is a confirmation of the alteration being a control on gold mineralization.

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Au g/t - 3m Composites - Mulatos Mine Area
Number of Data 84825
mean 0.7766
std. dev. 4.0677
coef. of var 5.2376
maximum 333.0000
upper quartile 0.6960
median 0.2590
lower quartile 0.0330
minimum 0.0010
frequency
0.25
0.0
0
2.5
5
grade
c:\Mine_Model_2011\Stats\Comps
Data File: mul_3m_a1234_all_2011.op04.ref

Probability Plot Au g/t
grade
probability of
exceeding grade
c:\Mine_Model_2011\Stats\Comps
Data File: mul_3m_a1234_all_2011.op04.ref

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Capping of High-Grade Outliers

It is common practice to statistically examine the higher grades within a population and to trim them to a lower grade value based on the results from specific statistical utilities. This procedure is performed on high grade values that are considered outliers and that cannot be related to any geologic feature. In the case at Mulatos, the higher gold grades were examined with three different tools: the probability plot, decile analysis, and cutting statistics. The usage of various investigating methods allows for a selection of the capping threshold in a more objective and justified manner. For the probability plot method, the capping value is chosen at the location where higher grades depart from the main distribution. For the decile analysis, the capping value is chosen as the maximum grade of the decile containing less than an average of 10 percent of metal. For the cutting statistics, the selection of the capping value is identified at the cutoff grade where there is no correlation between the grades above this cutoff. The resulting compilation of the capping thresholds is listed in Table 14.10 for gold grades. One of the objectives of the capping strategy is to have less than 10 percent of the metal affected by the capping process. This was achieved in most of the cases, however, in some instances it was noted that the capping had a greater effect on the metal indicating that those few higher grade outliers were quite different than the population in general by carrying a good proportion of the metal content.

Basic statistics were re-computed with the gold grades capped to the thresholds listed in Table 14.10. Boxplots of Figures 14.15 to 14.17 display the basic statistics resulting from the capping of the higher gold grade outliers. It can be observed from those figures that most of the coefficients of variation are below 3.0 for the different gold

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populations, except for Domain 4 and the argillic alteration units (A1) of Domains 5, 9, and 10. The higher CVs noted in Domain 4 (Escondida) are most likely caused by the high-grade zones found within Escondida. These high-grade zones were separately modeled and will be estimated separately from the other areas in Escondida. The other higher CVs, found in the argillic units of Domains 5, 9, and 10, are not believed to further cause difficulties at the gold grade estimation stage as these are more representative of background gold grades with negligible quantities of ore material.

The effect of the higher gold grade capping was translated into a reduction of the overall average gold grade by 4.5 percent. By alteration units the average gold grade decreased by 4.3 percent in argillic, by 2.6 percent in advanced argillic, by 5.5 percent in silica, and by 3.1 percent in vuggy silica.

Because of the generally low coefficients of variation for gold, displaying good grade homogeneity, it can be concluded that there is no need to treat the higher grade composites differently than the lower grade composites during the estimation process.

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Table 14.10 List of Capping Thresholds of Higher Gold Grade Outliers (g/t) - Mulatos Mine Area
Stats	Domains
	1 Est	2 Min Viej	3 PdA	4 Esc	5 G-V	6 PdA NE	9 Mul East	10 PdA NEex
Argillic (Alteration 1)
Capping Threshold	6.0	1.0	3.0	7.0	7.0	3.0	5.0	1.0
%Metal Affected	3.0	2.0	6.0	20.0	1.0	2.0	2.5	4.0
# Comps Cut	6	3	5	7	2	2	9	2
Advanced Argillic (Alteration 2)
Capping Threshold	15.0	5.0	10.0	20.0	9.0	4.0	3.5	4.0
%Metal Affected	2.0	4.0	1.0	18.0	2.0	2.0	2.0	1.0
# Comps Cut	6	3	4	10	6	2	2	1
Silica (Alteration 3)
Capping Threshold	50.0	15.0	25.0	15.0	15.0	25.0	8.5	4.0
%Metal Affected	1.0	1.0	5.0	7.0	1.0	3.0	7.0	3.0
# Comps Cut	6	2	3	7	4	4	1	2
Vuggy Silica (Alteration 4)
Capping Threshold	45.0	18.0	18.0	60.0	8.0	-	4	-
%Metal Affected	1.0	2.0	14.0	8.0	1.0	-	3.0	-
# Comps Cut	7	2	4	2	6	-	3	-
Escondida High-Grade Zones
Capping Threshold	170.0
%Metal Affected	6.0
# Comps Cut	5

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Declustering

In general there is a tendency to drill more holes in higher grade areas than in lower grade areas when delimiting an orebody. As a result, the higher grade portion of a deposit will be overly represented and would translate into a bias towards the higher grades when calculating statistical parameters of the population. Thus, a declustering method is utilized to generate a more representative set of statistical results within the zone of interest. In this case, a polygonal declustering technique was applied to the composites of the Mulatos Mine Area. This approach consists of assigning the volume of a polygon, defined by the halfway distance between a sample and its surrounding neighbors, as a weight for each sample within the mineralized zone. Therefore a sample that is isolated will have a larger weight than a sample located in a densely sampled area.

Comparison of average gold capped and declustered grades with the capped and un-declustered gold averages shows a significant reduction of the average grade resulting from the declustering process. This outcome confirms the occurrence of a clustering in the higher grade areas in the Mulatos Mine Area. Overall a reduction of 63.4 percent of the average gold capped and non-declustered grade (0.741 g/t Au) was recorded when compared to the average gold capped and declustered grade (0.271 g/t Au).

The average grade from the declustered statistics provides an excellent comparison with the average grade of the interpolated blocks, as a way to assess any overall bias of the estimates.

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14.1.5        Variography

A variographic analysis was carried out on the gold composites within the different alteration units for each domain of the Mulatos Mine Area. The objective of this analysis was to spatially establish the preferred directions of gold grade continuity. In turn, the variograms modeled along those directions would be later utilized to select and weigh the composites during the block grade interpolation process. For this exercise, all experimental variograms were of the type relative lag pairwise, which is considered robust for the assessment of gold grade continuity.

Variogram maps were first calculated to examine general gold grade continuities in the XY, XZ, and YZ planes. The next step undertaken was to compute omni-directional variograms and down-hole variograms. The omni-directional variograms are calculated without any directional restrictions and provide a good assessment of the sill of the variogram. As for the down-hole variogram, it is calculated with the composites of each hole along the trace of the hole. The objective of these calculations is to provide information about the short scale structure of the variogram, as the composites are more closely spaced down the hole. Thus the modeling of the nugget effect is usually better derived from the down-hole variograms.

Directional variograms were then computed to identify more specifically the three main directions of continuity. A first set of variograms were produced in the horizontal plane at increments of 10 degrees. In the same way a second set of variograms were computed at 10° increments in the vertical plane of the horizontal direction of continuity (plunge direction). A final set of variograms at 10° increments were calculated in the vertical plane perpendicular to the horizontal direction of continuity (dip direction). The final variograms were then modeled with a 2-structure spherical variogram, and resulting parameters presented in Tables 14.11 to 14.14 for gold in the alteration units of each domain. Variogram models of the most populated alteration units are presented in Appendix 2.

The directions of gold grade continuity are in general agreement with the orientation of the mineralized zone. The modeling of the experimental variograms showed that in some cases the better directions of gold grade continuity are along a north-northwest orientation in the low intensity alteration units and to the northeast for the higher intensity alteration units per domain. This can be observed in the Estrella, Puerto del Aire (PdA), and PdA Northeast domains. A northeast direction of better gold grade continuity is found for all alteration units of the Mine Vieja domain, while a north-northwest direction of better gold grade continuity is found for all alteration units of the Escondida, Escondida High-Grade, and Mulatos East.

Overall the ranges of gold grade continuity along the principal direction vary from 42 m to 88 m (59.3 m on average), and from 19 m to 61 m (37.3 m on average) along the minor direction, and from 18 m to 72 m (40.5 m on average) along the vertical direction. The modeled variograms have relatively low nugget effects with values varying from 3 percent to 34 percent of the sill, and an average of 13.4 percent of the sill.

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The experimental variograms are considered of acceptable quality overall. In some cases, where not enough data was available to compute meaningful variograms, the variogram parameters of a neighboring unit were assigned. Such cases were the advanced argillic and vuggy silica units of the Mulatos East domain. There were no vuggy silica alteration unit in the PdA Northeast and PdA Northeast Extension domains.

Table 14.11 Modeled Variogram Parameters for Gold Composites of Domains 1 and 2 Mulatos Mine Area
Domain 1 – Estrella
Parameters	Argillic (1)			Advanced Argillic (2)			Silica (3)			Vuggy Silica (4)
	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth*	150°	240°	150°	170°	260°	170°	50°	140°	50°	55°	145°	55°
Dip**	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°
Nugget Effect C0	0.222			0.125			0.122			0.127
1st Structure C1	0.639			0.523			0.502			0.434
2nd Structure C2	0.387			0.523			0.393			0.554
1st Range A1	5.7 m	10.5 m	15.3 m	15.4 m	7.8 m	16.4 m	7.3 m	5.7 m	11.0 m	9.4 m	8.4 m	15.9 m
2nd Range A2	42.2 m	19.1 m	34.7 m	44.4 m	25.6 m	65.9 m	62.0 m	43.8 m	72.2 m	70.6 m	36.8 m	59.4 m
Domain 2 – Mina Vieja
Parameters	Argillic (1)			Advanced Argillic (2)			Silica (3)			Vuggy Silica (4)
	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth*	40°	130°	40°	30°	120°	30°	40°	130°	40°	35°	125°	35°
Dip**	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°
Nugget Effect C0	0.199			0.188			0.109			0.117
1st Structure C1	0.377			0.463			0.611			0.560
2nd Structure C2	0.411			0.891			0.408			0.428
1st Range A1	29.7 m	22.2 m	22.2 m	12.7 m	10.5 m	9.4 m	8.9 m	3.5 m	10.5 m	12.5 m	7.7 m	7.7 m
2nd Range A2	87.9 m	53.4 m	42.6 m	51.9 m	39.5 m	44.4 m	51.4 m	23.4 m	42.2 m	42.3 m	31.9 m	34.3 m
*positive clockwise from north

**negative below horizontal

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Table 14.12 Modeled Variogram Parameters for Gold Composites of Domains 3 and 4 Mulatos Mine Area
Domain 3 – Puerto del Aire
Parameters	Argillic (1)			Advanced Argillic (2)			Silica (3)			Vuggy Silica (4)
	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth*	150°	240°	150°	30°	120°	30°	60°	150°	60°	55°	145°	55°
Dip**	0°	0°	-90°	0°	0°	-90°	-20°	0°	70°	-20°	0°	70°
Nugget Effect C0	0.130			0.188			0.212			0.229
1st Structure C1	0.567			0.463			0.702			0.649
2nd Structure C2	0.839			0.891			0.614			0.439
1st Range A1	12.7 m	10.5 m	10.5 m	12.7 m	10.5 m	9.4 m	8.9 m	14.8 m	8.9 m	18.5 m	16.4 m	27.2 m
2nd Range A2	65.3 m	42.2 m	51.4 m	51.9 m	39.5 m	44.4 m	69.5 m	35.7 m	28.2 m	55.6 m	33.1 m	40.1 m
Domain 4 – Escondida
Parameters	Argillic (1)			Advanced Argillic (2)			Silica (3)			Vuggy Silica (4)
	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth*	145°	235°	145°	150°	240°	240°	150°	240°	240°	150°	240°	240°
Dip**	0°	0°	-90°	0°	15°	-75°	0°	10°	-80°	0°	15°	-75°
Nugget Effect C0	0.117			0.234			0.080			0.034
1st Structure C1	1.018			0.646			1.031			0.394
2nd Structure C2	0.325			1.052			0.788			0.843
1st Range A1	11.6 m	8.4 m	16.2 m	16.9 m	13.2 m	16.4 m	15.9 m	8.9 m	15.3 m	6.2 m	9.4 m	5.7 m
2nd Range A2	50.8 m	27.2 m	38.5 m	68.5 m	34.7 m	48.6 m	56.7 m	28.8 m	63.7 m	55.6 m	27.7 m	19.6 m

*positive clockwise from north

**negative below horizontal

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Table 14.13 Modeled Variogram Parameters for Gold Composites of Domains 5 and 6 Mulatos Mine Area
Domain 5 – Gap-Victor
Parameters	Argillic (1)			Advanced Argillic (2)			Silica (3)			Vuggy Silica (4)
	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth*	50°	140°	50°	50°	140°	50°	50°	140°	50°	50°	140°	50°
Dip**	0°	20°	-90°	-10°	0°	80°	-10°	0°	80°	-10°	0°	80°
Nugget Effect C0	0.233			0.238			0.118			0.124
1st Structure C1	0.685			0.715			0.417			0.447
2nd Structure C2	0.741			0.629			0.355			0.343
1st Range A1	23.8 m	19.8 m	17.4 m	15.8 m	9.3 m	12.5 m	4.5 m	5.3 m	4.5 m	10.9 m	10.1 m	10.1 m
2nd Range A2	75.3 m	58.4 m	35.1 m	63.3 m	30.3 m	59.3 m	48.8 m	35.1 m	39.1 m	56.8 m	36.7 m	39.1 m
Domain 6 – PdA Northeast
Parameters	Argillic (1)			Advanced Argillic (2)			Silica (3)			Vuggy Silica (4)
	Principal	Minor	Vertical	Minor	Vertical	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth*	140°	230°	230°	135°	225°	225°	60°	150°	60°	-	-	-
Dip**	0°	10°	-80°	0°	10°	-80°	-15°	0°	75°	-	-	-
Nugget Effect C0	0.148			0.251			0.194			-
1st Structure C1	0.513			0.672			0.606			-
2nd Structure C2	0.667			1.037			0.788			-
1st Range A1	33.3 m	33.3 m	19.3 m	54.4 m	32.9 m	16.8 m	25.3 m	17.8 m	25.3 m	-	-	-
2nd Range A2	74.7 m	43.5 m	52.1 m	78.1 m	60.9 m	37.2 m	73.6 m	45.7 m	55.4 m	-	-	-

*positive clockwise from north

**negative below horizontal

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Table 14.14 Modeled Variogram Parameters for Gold Composites of Domains 9 and 10 Mulatos Mine Area
Domain 9 – Mulatos East
Parameters	Argillic (1)			Advanced Argillic (2)			Silica (3)			Vuggy Silica (4)
	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth*	170°	260°	170°	170°	260°	170°	160°	250°	250°	160°	250°	250°
Dip**	0°	0°	-90°	0°	0°	-90°	0°	10°	-80°	0°	10°	-80°
Nugget Effect C0	0.263			0.423			0.382			0.382
1st Structure C1	0.585			1.303			1.118			1.118
2nd Structure C2	0.932			0.422			0.567			0.567
1st Range A1	35.9 m	25.4 m	5.9 m	30.2 m	20.6 m	10.1 m	30.2 m	20.6 m	10.1 m	30.2 m	20.6 m	10.1 m
2nd Range A2	59.2 m	39.1 m	23.8 m	55.1 m	41.5 m	32.6 m	55.1 m	41.5 m	32.6 m	55.1 m	41.5 m	32.6 m
Parameters	Domain 10 – PdA Northeast Extension									Escondida High-Grade
	Argillic (1)			Advanced Argillic (2)			Silica (3)
	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth*	45°	135°	40°	55°	145°	55°	50°	150°	50°	150°	240°	240°
Dip**	0°	0°	-90°	0°	0°	-90°	-15°	0°	75°	0°	10°	-80°
Nugget Effect C0	0.080			0.179			0.205			0.455
1st Structure C1	0.233			1.085			0.520			1.118
2nd Structure C2	0.222			0.550			0.529			0.653
1st Range A1	23.1 m	27.9 m	7.7 m	32.7 m	20.6 m	15.0 m	22.2 m	18.2 m	10.9 m	5.7 m	4.6 m	5.7 m
2nd Range A2	48.9 m	35.2 m	27.1 m	56.8 m	31.1 m	34.3 m	51.2 m	35.9 m	18.2 m	35.2 m	22.9 m	19.1 m

*positive clockwise from north

**negative below horizontal

14.1.6	Gold Grade Estimation

The estimation of gold grades into a block model was carried out with the ordinary kriging technique. Separate estimates were carried out for each alteration unit of each domain. The estimation strategy and parameters were tailored to account for the various geometrical, geological, and geostatistical characteristics previously identified. The database of 3.0 m capped gold composites was utilized as input for the grade interpolation process.

The grid definition of the block model is presented in Table 14.15. It should be noted that the origin of the block model corresponds to the lower left corner, the point of origin being the exterior edges of the first block. A block size of 6 m (easting) x 6 m (northing) x 9 m (elevation) was selected to better reflect the orebody’s geometrical configuration and open pit production rate. No rotation was applied to the block model.

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Table 14.15 Block Grid Definition - Mulatos Mine Area
Coordinates	Origin m	Rotation (azimuth)	Distance m	Block Size m	Number of Blocks
Easting (X)	720,150.0	0°	3,354.0	6.0	559
Northing (Y)	3,170,250.0		3,246.0	6.0	541
Elevation(Z)	555.0		900.0	9.0	100
Number of Blocks		30,241,900

The size and orientation of the search ellipsoid for the estimation process was based on the variogram parameters modeled for gold. No other restrictions, such as a minimum number of informed octants, a minimum number of holes, a maximum number of samples per hole, etc., were applied to the estimation. Further details of the estimation parameters are presented in Table 14.16.

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Table 14.16 Estimation Parameters for Gold - Mulatos Mine Area.
Alteration Type	minimum # of samples	maximum # of samples	search ellipsoid – long axis - azimuth/dip	search ellipsoid – long axis - size	search ellipsoid – short axis - azimuth/dip	search ellipsoid – short axis - size	search ellipsoid – vertical axis - azimuth/dip	search ellipsoid – vertical axis - size
				1 - Estrella
Argillic	2	12	150°/0°	42.0	240°/0°	19.0	150°/-90°	35.0
Adv Arg	2	12	170°/0°	44.0	260°/0°	26.0	170°/-90°	66.0
Silica	2	12	50°/0°	62.0	140°/0°	44.0	50°/-90°	72.0
Vuggy Sil	2	12	55°/0°	71.0	145°/0°	37.0	55°/-90°	59.0
				2 -Mina Vieja
Argillic	2	12	40°/0°	88.0	130°/0°	53.0	40°/-90°	43.0
Adv Arg	2	12	30°/0°	52.0	120°/0°	40.0	30°/-90°	44.0
Silica	2	12	40°/0°	51.0	130°/0°	23.0	40°/-90°	42.0
Vuggy Sil	2	12	35°/0°	42.0	125°/0°	32.0	35°/-90°	34.0
			3 - Puerto del Aire
Argillic	2	12	150°/0°	65.0	240°/0°	42.0	150°/-90°	51.0
Adv Arg	2	12	65°/-10°	68.0	155°/0°	32.0	65°/80°	25.0
Silica	2	12	60°/-20°	70.0	150°/0°	36.0	60°/70°	28.0
Vuggy Sil	2	12	55°/-20°	56.0	145°/0°	33.0	55°/70°	40.0
				4 -Escondida
Argillic	2	12	145°/0°	51.0	235°/0°	27.0	145°/-90°	39.0
Adv Arg	2	12	150°/0°	69.0	240°/15°	35.0	240°/-75°	49.0
Silica	2	12	150°/0°	57.0	240°/10°	29.0	240°/-80°	64.0
Vuggy Sil	2	12	150°/0°	56.0	240°/15°	28.0	240°/-75°	20.0
				5 - Gap-Victor
Argillic	2	12	50°/0°	75.0	140°/0°	58.0	50°/-90°	35.0
Adv Arg	2	12	50°/-10°	63.0	140°/0°	30.0	50°/80°	59.0
Silica	2	12	50°/-10°	49.0	140°/0°	35.0	50°/80°	39.0
Vuggy Sil	2	12	50°/-10°	57.0	140°/0°	37.0	50°/80°	39.0
			6 - Puerto del Aire Northeast
Argillic	2	12	140°/0°	75.0	230°/10°	44.0	230°/-80°	52.0
Adv Arg	2	12	135°/0°	78.0	225°/10°	61.0	225°/-80°	37.0
Silica	2	12	60°/-15°	74.0	150°/0°	46.0	60°/75°	55.0
			9 - Mulatos East
Argillic	2	12	170°/0°	59.0	260°/0°	39.0	170°/-90°	24.0
Adv Arg	2	12	170°/0°	44.0	260°/0°	26.0	170°/-90°	66.0
Silica	2	12	160°/0°	55.0	250°/10°	42.0	250°/-80°	33.0
Vuggy Sil	2	12	160°/0°	55.0	250°/10°	42.0	250°/-80°	33.0
			10 -Puerto del Aire Northeast Extension
Argillic	2	12	45°/0°	49.0	135°/0°	35.0	45°/-90°	27.0
Adv Arg	2	12	55°/0°	57.0	145°/0°	31.0	55°/-90°	34.0
Silica	2	12	50°/-15°	51.0	140°/0°	36.0	50°/75°	18.0
			Escondida High-Grade
	2	12	150°/0°	35.0	240°/10°	23.0	240°/-80°	19.0

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The behavior of gold grades near contact boundaries between the various alteration units was examined with contact plots. These graphs represent the average grade at incremental distances on both sides of the contact examined. Results have shown that hard boundaries should be applied between the argillic, advanced argillic, and silica units, while a soft boundary should be applied between the silica and vuggy silica units. This scenario was implemented for the gold grade estimation process.

14.1.7	Validation of Grade Estimates

Validation tests were carried out on the estimates to examine the possible presence of a bias and to quantify the level of smoothing/variability.

Visual Inspection

A visual inspection of the block estimates with the drill hole grades on plans, east-west (in Estrella, Mina Vieja, and Mulatos East domains) and northwest-southeast (in other domains) cross-sections was performed as a first check of the estimates. Observations from stepping through the estimates along the different plans indicated that there was overall a good agreement between the drill hole grades and the estimates. The orientations of the estimated grades were also according to the projection angles defined by the search ellipsoid. Examples of cross-sections and level plans for gold grade estimates are presented in Figures 14.18 to 14.20, for all domains in the Mulatos Mine Area.

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Global Bias Test

The comparison of the average gold grades from the declustered composites and the estimated block grades examines the possibility of a global bias of the estimates. As a guideline, a difference between the average gold grades of more than ± 10 percent would indicate a significant over-or-under estimation of the block grades and the possible presence of a bias. It would be a sign of difficulties encountered in the estimation process and would require further investigation.

Results of this average gold grade comparison are presented in Table 14.17 for all domains.

Table 14.17 Average Gold Grade Comparison Polygonal-Declustered Composites with Block Estimates Mulatos Mine Area.
	Declustered Composites	Block Estimates
Avg Gold Grade g/t	0.2713	0.2752
Difference	-1.4%

As seen in Table 14.17, the average gold grades between the declustered composites and the block estimates are similar and within the tolerance levels of acceptability. It is thus concluded that no global bias is present in the gold grade estimates.

Grade Profile Reproducibility

The comparison of the grade profiles of the declustered composites with that of the estimates allows for a visual verification of an over-or-under estimation of the block estimates at the global and local scales. A qualitative assessment of the smoothing/variability of the estimates can also be observed from the plots. The output consists of three graphs displaying the average grade according to each of the coordinate axes (east, north, elevation). The ideal result is a grade profile from the estimates that follows that of the declustered composites along the three coordinate axes, in a way that the estimates have lower high-grade peaks than the composites, and higher low-grade peaks than the composites. A smoother grade profile for the estimates, from low to high grade areas, is also anticipated in order to reflect that these grades represent larger volumes than the composites.

Grade profiles of gold grades comparing the declustered 3 m composites and the block grades are presented in Figure 14.21.

From the plots of Figure 14.21, it can be seen that the grade profiles of the declustered composites are well reproduced by those of the block estimates and consequently that no global bias is observed. A very slight underestimation is noted locally in some instances. As anticipated, some smoothing of the block estimates can be seen in the profiles, where estimated grades are higher in lower grade areas and

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lower in higher grade areas. To assess the level of smoothing of the estimates, further investigation is required (Level of Smoothing/Variability subsection below).

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Alamos Gold Inc.
Cross-Validation - Trend Analysis
Mulatos Mine Area - Au g/t - 3m PDCL Comps VS OK 6x6x9m Estimates - MII
Grade Profiles by Coordinate Axes
All Data Between 0.0 and 100000.0 (g/t)
Estimates
Composites
Easting (m)
Northing (m)
Elevation m (m)
Au (g/t)
Au (g/t)
Au (g/t)
Number of Data by Coordinate Axes
All Data Between 0.0 and 100000.0 (g/t)
Estimates
Composites
Easting (m)
Northing (m)
Elevation (m)
Number of Data
Number of Data
Number of Data

Naïve Cross-Validation Test

A comparison of the grade from composites within a block with the estimated grade of that block provides an assessment of the estimation process close to measured data. Pairing of these grades on a scatter plot gives a statistical valuation of the estimates. It is anticipated that the estimated block grades should be similar to the composited grades within the block, however without being of exactly the same value. Thus a high correlation coefficient will indicate satisfactory results in the interpolation process, while a medium to low correlation coefficient will be indicative of larger differences in the estimates and would suggest a further review of the interpolation process. Results from the pairing of composited and estimated gold grades within blocks pierced by a drill hole are presented in Table 14.18.

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Table 14.18 Gold Grade Comparison for Blocks Pierced by a Drill Hole Paired Composites Grades with Block Grade Estimates Mulatos Mine Area
	Average Gold Grade g/t	Correlation Coefficient
Composites	0.721	0.828
Block Estimates	0.728

As seen in Table 19.18, the block grade estimates are very similar to the composite grades within blocks pierced by a drill hole, with a high correlation coefficient, indicating satisfactory results from the estimation process.

Level of Smoothing/Variability

The level of smoothing/variability of the estimates can be measured by comparing a theoretical distribution of block grades with that of the actual estimates. The theoretical distribution of block grades is derived from that of the 3.0 m declustered composites, where a change of support algorithm is utilized for the transformation (Indirect Lognormal Correction). In this case, the variance of the composites’ grade population is corrected (reduced) with the help of the variogram model, to reflect a distribution of block grades (6 m x 6 m x 9 m). The comparison of the coefficient of variation (CV) of this population with that of the actual block estimates provides a measure of smoothing. Ideally a lower CV from the estimates of 5 to 10 percent is targeted as a proper amount of smoothing. This smoothing of the estimates is desired as it allows for the following factors: the imperfect selection of ore blocks at the mining stage (misclassification), the block grades relate to much larger volumes than the volume of core (support effect), and the block grades are not perfectly known (information effect). A CV lower than 5 to 10 percent for the estimates would indicate a larger amount of smoothing, while a higher CV would represent a larger amount of variability. Too much smoothing would be characterized by grade estimates around the average grade, where too much variability would be represented by estimates with abrupt changes between lower and higher grade areas.

Results of the level of smoothing/variability analysis are presented in Table 14.19. As observed in this table, the CV of the gold estimates is lower than the target difference range of -5 to -10 percent, indicating a slightly higher amount of smoothing. However, based on the fact that the level of smoothing variability is not severe, it was still considered as acceptable.

Table 14.19 Level of Smoothing/Variability of Gold Estimates
CV Theoretical Block Grade Distribution	CV Actual Block Grade Distribution	Difference
2.999	2.375	-20.8%

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14.1.8 Resource Classification

The mineral resource was classified as measured, indicated and inferred based on the distance of the closest drill hole composites from the center of the estimated blocks. A set of distances based on the 2004 Feasibility Study was assigned for each class of mineral resources as shown in Table 14.20.

Table 14.20 Mineral Resource Classification Distances – Mulatos Mine Area
Mineral Resource Class	greater than (>)	lesser or equal to (<)
Measured	0.0 m	6.0 m
Indicated	6.0 m	36.0 m
Inferred	36.0 m	74.0 m

14.1.9 Mineral Resource Calculation

The mineral resource was calculated for 6 m (X) x 6 m (Y) x 9 m (Z) blocks with variable specific gravity (SG) values. The SG values were taken from the 2004 Feasibility Study and are based on lithology, oxidation state, and alteration. A list of the different SG values is presented in Table 14.21.

Table 14.21 Specific Gravity Values (2004 Feasibility Study) Mulatos Mine Area
Material Type	Specific Gravity
Overburden	2.24
Oxide	2.30
Post Mineral Volcanics	2.30
Rhyolite Flow - Transition	2.44
Rhyolite Flow - Sulfide	2.53
DF4 - Sulfide	2.61
Transition and Sulfide	2.50
Argillic and Vuggy Silica Sulfide	2.48
Advanced Argillic and Silica Sulfide	2.53
Default	2.50

The geologic wireframes (alteration and oxidation states) were extended above topography in the modeling process to ensure that all blocks near the topography surface would be estimated. Following the gold grade estimation, the block model was edited to the original topography surface. In this procedure the percentage of rock within each block was kept as a separate variable in the grade model, which was then used for the tonnage calculations. The main objective in editing the block model to the original topography surface was for the validation tests of the gold grade estimates. The block model was also edited to the mined out topography surface as of 31 December 2011 for the reporting of the mineral resources.

To ensure that the mineral resource has a reasonable expectation of economic extraction, as required by the NI 43-101 regulations, the mineral resource was reported at a higher gold grade cutoff of 0.5 g/t, which is approximately twice the breakeven

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cutoff utilized for mineral reserves. The prior to 2011 portion of the mineral resources were reported at the higher gold grade cut-off (0.5 g/t Au), while the newly added mineral resources in 2011 were reported within an optimized open pit at a US$ 1,350/oz gold price.

The measured, indicated and inferred resources for the Mulatos Mine Area are reported at various gold cut-off grades in Table 14.22 (inclusive of mineral reserves) and in Table 14.23 (exclusive of mineral reserves). The effective date of the mineral resource is 31 December 2011.

The measured mineral resource (inclusive of reserves) of the Mulatos Mine Area (MMA) at a 0.5 g/t Au cutoff is 11.978 million tonnes at an average gold grade of 1.45 g/t for a total of 0.540 million ounces of gold. The indicated mineral resource (inclusive of reserves) of the MMA at a 0.5 g/t gold cutoff is 92.372 million tonnes at an average gold grade of 1.05 g/t for a total of 3.004 million ounces of gold. The inferred mineral resource (inclusive of reserves) of the MMA at a 0.5 g/t gold cutoff is 15.069 million tonnes at an average gold grade of 0.96 g/t for a total of 0.452 million ounces of gold.

The measured mineral resource (exclusive of reserves) of the Mulatos Mine Area (MMA) at a 0.5 g/t gold cutoff is 7.206 million tonnes at an average gold grade of 1.20 g/t for a total of 0.269 million ounces of gold. The indicated mineral resource (exclusive of reserves) of the MMA at a 0.5 g/t gold cutoff is 70.094 million tonnes at an average gold grade of 1.04 g/t for a total of 2.269 million ounces of gold. The inferred mineral resource (exclusive of reserves) of the MMA at a 0.5 g/t gold cutoff is 15.069 million tonnes at an average gold grade of 0.96 g/t for a total of 0.452 million ounces of gold.

A grade-tonnage curve of the measured and indicated mineral resource is presented in Figure 14.22.

Table 14.22 Mineral Resource at Various Gold Grade Cut-Offs (inclusive of mineral reserves)* Mulatos Mine Area – 31 December 2011
	Measured			Indicated			Measured+Indicated			Inferred
Cut-off grade (Au g/t)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.0	1,342	5.53	230,770	6,149	3.23	617,181	7,491	3.64	847,951	768	3.25	77,565
1.5	2,348	3.91	285,911	12,480	2.49	965,742	14,828	2.71	1,251,653	1,792	2.41	134,384
1.0	4,697	2.59	378,035	28,750	1.79	1,596,836	33,447	1.90	1,974,871	3,755	1.80	210,608
0.7	7,903	1.88	462,476	55,079	1.34	2,301,795	62,982	1.41	2,764,271	7,255	1.35	303,965
0.5	11,978	1.45	539,919	92,372	1.05	3,004,034	104,350	1.09	3,543,953	15,069	0.96	452,090
0.3	18,289	1.10	623,069	164,169	0.77	3,913,305	182,458	0.80	4,536,374	31,298	0.67	653,643
*Includes	mineral resources from the La Yaqui and Cerro Pelon deposits

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Table 14.23 Mineral Resource at Various Gold Grade Cut-Offs (exclusive of mineral reserves)* Mulatos Mine Area - 31 December 2011
	Measured			Indicated			Measured+Indicated			Inferred
Cut-off grade (Au g/t)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.0	653	4.30	87,330	4,545	3.47	490,710	5,198	3.58	578,040	768	3.25	77,565
1.5	1,134	3.23	113,876	8,810	2.65	726,490	9,944	2.72	840,366	1,792	2.41	134,384
1.0	2,417	2.18	163,614	20,254	1.85	1,168,102	22,671	1.89	1,331,716	3,755	1.80	210,608
0.7	4,477	1.56	217,786	40,744	1.35	1,716,337	45,221	1.38	1,934,123	7,255	1.35	303,965
0.5	7,206	1.20	269,203	70,094	1.04	2,269,471	77,300	1.06	2,538,674	15,069	0.96	452,090
0.3	12,026	0.89	333,672	131,837	0.74	3,048,423	143,863	0.76	3,382,095	31,298	0.67	653,643

*Includes mineral resources from the La Yaqui and Cerro Pelon deposits

Measured and Indicated Mineral Resources of Gold - Grade-Tonnage Curves
Mulatos Mine Area
Au Grade (g/t) Resource Exclusive of Reserves
Au Grade (g/t) Resource Inclusive of Reserves
Tonnage (thousand tonnes) Resource Inclusive of Reserves
Tonnage (thousand tonnes) Resource Exclusive of Reserves
Au Cut-Offs (g/t)

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14.1.10	Comparison with the 31 December 2010 Mineral Resource

The updated mineral resource estimate was compared to the 31 December 2010 mineral resource. This comparison was made with both mineral resources exclusive of mineral reserves and at a 0.5 g/t gold grade cutoff, as shown in Table 14.24.

Table 14.24 Mineral Resource Comparison at a 0.5 g/t Gold Grade Cutoff Exclusive of Mineral Reserves
	Dec 31, 2010 Mineral Resource			Dec 31, 2011 Mineral Resource			Difference (2011-2010)
Class	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes %	Grade %	Contained Ounces Au - %
measured	7,289	1.11	260,996	7,206	1.20	269,203	-1.1	+8.0	+3.1
indicated	70,446	1.00	2,260,508	70,094	1.04	2,269,471	-0.5	+4.0	+0.4
measured+indicated	77,735	1.01	2,521,504	77,300	1.06	2,538,674	-0.6	+5.0	+0.7
inferred	15,293	0.95	467,104	15,069	0.96	452,090	-1.5	+1.1	-3.2

As seen in Table 14.24, the replacement with a slight increase in the measured and indicated resource ounces in 2011 is mainly attributed to the drilling campaign in the North El Victor area. The increase in the gold grade of the measured and indicated material possibly stems from the good results obtained in the North El Victor area.

14.1.11	Estimation of Copper Grades

Copper grades were estimated with the objective to identify areas of higher copper grades which negatively affect the gold recoveries. Basic statistics on copper grades showed that the oxidation state is the controlling geologic characteristic of copper mineralization. The average copper grade increases from oxide (32.1 ppm) to transition (96.6 ppm), to sulfide (242.1 ppm). Original samples were composited to regular 3.0 m lengths, similar to the gold samples.

A variographic analysis carried out on copper grades identified principal directions of continuity along the 140° azimuth for oxide and sulfide and along the 95° azimuth for transition.

Copper grades were estimated with the ordinary kriging method utilizing a minimum and maximum number of samples of 2 and 12 respectively. The search ellipsoids were dimensioned and oriented according to the variographic models: 57 m (140°/0°) x 37 m (230°/0°) x 25 m (140°/-90°) for oxide, 57 m (95°/0°) x 29 m (185°/0°) x 90 m (95°/-90°) for transition, and 114 m (140°/0°) x 93 m (230°/0°) x 115 m (140°/-90°) for sulfide. A reduced search size of 10 m x 10 m x 10 m was utilized for copper grades above 3,000 ppm in transition and above 4,000 ppm in sulfide, to account for their localized occurrence.

Only copper grades in the El Victor and Puerto del Aire Northeast Extension areas have been re-estimated for the 31 December 2011 block model. The resulting block estimates of copper grades were provided for the estimation of the gold mineral reserves.

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14.1.12	Estimation of Gold Recoveries

Gold recoveries, expressed as the ratio of cyanide soluble gold to total gold (AuCN/Au), were estimated for the reporting of mineral reserves. Original samples were composited to 1.52 m (5 ft) lengths and statistically examined. Statistical results showed that the oxidation state is the geologic feature better related to gold recovery with similar averages in oxide and transition overall (0.72 in oxide, 0.70 in transition), and a lower average in sulfide (0.43). It was also observed that these averages vary by domain, however with a similar pattern with the average gold recoveries higher in oxide and lower in sulfide.

A variographic analysis was performed on gold recoveries to establish better directions of continuity. Overall, the main orientation of better continuity is at an azimuth of 45° on average, with the exception of the Escondida domain where a north-south orientation was observed. For all domains except Escondida, the average ranges of continuity are as follows: 70 m (45°/0°) - 47 m (135°/0°) - 27 m (45°/-90°) in oxide, 71 m (45°/0°) - 54 m (135°/0°) - 28 m (45°/-90°) in transition, and 68 m (45°/0°) - 40 m (135°/0°) - 43 m (45°/-90°) in sulfide. For Escondida the average ranges of continuity were found to be similar in oxide, transition and sulfide: 78 m (0°/0°) - 48 m (90°/0°) - 22 m (0°/-90°).

The estimation of the gold recoveries was carried out with the ordinary kriging method for Domains 1 through 6, and with the inverse distance method to the power of 3 for Domains 9 and 10, due to fewer samples available for these domains. The size and orientation of the search ellipsoids were based on the variogram models. A minimum and maximum number of samples of 2 and 12 respectively were utilized in the estimation strategy.

Only the gold grade recoveries in the El Victor and Puerto del Aire Northeast Extension areas have been re-estimated for the 31 December 2011 block model. The resulting block model of gold grade recoveries was utilized to estimate the mineral reserves.

14.1.13	Estimation of Silver Grades

Silver grades were estimated since a small quantity of silver is recovered as a by-product at the Mulatos mine. Only silver grades in the El Victor and Puerto del Aire Northeast Extension areas have been estimated for the 31 December 2011 block model. No silver grades in the other parts of the Mulatos Mine Area have been estimated since the 2004 Feasibility Study.

14.2	San Carlos

A mineral resource estimation has been completed for the San Carlos Area of the Mulatos Project. It is effective as of December 31, 2011 and represents an update to the 31 December 2010 mineral resource estimate. The drill hole database used was current to 6 November 2011 with a total of 159 drill holes in the project area. Lithology,

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alteration, and oxidation-state interpretations and solid models were produced by the project geological team and used to code the drill hole data and the block model for statistics and grade estimation. The alteration and redox models were used for statistical studies and grade estimation. Gold, silver, copper, and gold recovery (ratio of AuCN/Au) models were interpolated using the ordinary kriging algorithm. The density model was based on new data from the San Carlos core drilling and previous density studies. The resource classification scheme was kept consistent with previous studies in the Mulatos Mine area. This section presents a short summary of the methodology and results of the grade modeling exercise.

14.2.1	Drill Hole Database

The drill hole database used was current to 6 November 2011 with a total of 29,450 meters in 159 drill holes in the project area (Figure 14.23). Drilling types include diamond drill holes and reverse circulation holes. Table 14.25 summarizes the drilling database by type of holes. The last hole included in the study is 11SC157. The average drill hole spacing is 24.1 m with a median of 18.6 m.

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Drill Hole Location - San Carlos
720500
721000
721500
722000
722500
723000
723500
173500
173000
172500
172000
171500
171000
170500
170000
7-San Carlos
6-Mulatos North
5-Gap-Victor
10-PdA Northeast Extension
4-Escondida
8-PdA Northeast
3-Puerto del Aire
2-Mina Vieja
9-Mulatos East
1-Estrella
ALAMOS GOLD INC.
San Carlos
Drill Hole Location
Level Plan
0 125 250 m
Date: 2012/11/14
Drawn by: maj
Diamond Drill Holes (18 holes)
Reverse Circulation Holes (141 holes)

Figure 14.23 - Drill Hole Location
San Carlos

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Table 14.25 Drill Hole Database Summary - San Carlos
Total Drill Holes	159
Total Meters	29,450
RC Holes	141
RC Meters	27,400
DDH Holes	18
DDH Meters	2,050

14.2.2	Geology and Mineral Controls

The geology and mineral controls were similar to those used in previous studies in the Mulatos Mine area. The main difference between the San Carlos model and the rest of the Mulatos Mine area is the detail added to the lithology model in the “post-mineral” volcanic units. As with the Escondida Area, a “high-grade” alteration domain was also built to honor the controls of the extreme-grades. The alteration model was used for statistics and grade estimation. Examples of the alteration model are shown in Figure 14.24. A redox (reduced oxidation) model was developed as well to characterize the oxidation state of the orebody (Figure 14.25).

Numerous mafic dykes are present in the San Carlos area and strike at an NNW orientation, sub-parallel to the drilling orientation. Consequently, the dykes were consistently modeled at a N15ºW azimuth when encountered in drill holes.

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a) Plan View
North (Y)
+3173500
+3173400
+3173300
+3173200
Silica
Advanced Argillic
High-Grade Zone
+722300
+722500
+722600
+722700
+722800
+722900
+723000
East (X)
Elev (Z)
b) Looking North
Elev (Z)
High-Grade Zone
Silica
Avanced Argillic
+1000
+900
+800
North (Y)
+722300
+722400
+722500
+722600
+722700
+722800
+722900
+723000
East (X)
c) Looking South
Advanced Argillic
Silica
Elev (Z)
High-Grade Zone
+1000
+900
+800
North (Y)
+3173500
+3173400
+3173300
+3173200
+3173000
+3172900
+3172800
East (X)

Figure 14.24 - Alteration Model - San Carlos

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Drill hole sample data were tagged with coding from the alteration and oxidation model solids for statistical studies. Sample statistics for gold, silver, and copper samples are summarized in Figures 14.26 to 14.28. Alteration intensities were found to be the controls on gold and silver mineralization, while oxidation states were found to be the controls on copper mineralization.

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The sample data were composited to regular 3 m lengths from the drill hole collar. Compositing for gold and silver grades accounted for the different units of the alteration model, while for copper the units of the redox model were considered. Composite statistics are summarized in Figures 14.29 to 14.31. Histograms and log-probability plots for the composites were also examined and gold, silver, and copper populations resemble lognormal distributions.

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The gold, silver, and copper high-grade outliers were examined in a similar fashion to the data of the Mulatos Mine area. Higher grade values were trimmed to lower threshold values determined by specific statistical utilities. A list of capping thresholds is provided in Table 14.26 for gold, silver, and copper composites. Statistics on capped gold, silver, and copper composites are shown in Figures 14.32 to 14.34.

Table 14.26 List of High-Grade Capping Thresholds San Carlos
Geology Model	Capping Threshold	%Metal Affected	# Comps Cut	Capping Threshold	%Metal Affected	# Comps Cut	Geology Model	Capping Threshold	%Metal Affected	# Comps Cut
	Au g/t			Ag g/t			Cu ppm
Un-altered	-	0	0	-	0	0	Oxide	4,000.0	4	2
Argillic	2.0	16	10	40.0	1	3	Transition	4,000.0	8	7
Advanced
Argillic	15.0	16	3	20.0	3	2	Sulfide	7,000.0	1	5
Silica	10.0	1	3	120.0	2	3
High-Grade	100.0	3	3	60.0	55	3

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A polygonal declustering method was used to establish the declustered means for each metal and alteration/redox domain. The declustered weights were calculated using the gold, silver, and copper composites, respectively. Statistical results show an overall increase in gold (22.6 percent) and copper (5.5 percent) average grades and a decrease (11.2 percent) in silver average grade. These results are indicative of a drill hole configuration with more holes in lower gold and copper mineralization, and conversely, more holes in higher silver mineralization. The declustered statistics are helpful in verifying a potential bias of the grade estimates, later on at the block model validation stage.

Included with the alteration/redox statistics are all samples that intersect the mafic dyke and sill solids. Although the dykes are post-mineral, the statistics show that there is likely mineralization along the edges of the dykes that was included in the dyke sample. Dyke composites were left in the composite file used in estimation, which has potentially incorporated some grade dilution in the model along/near the mafic dykes and sills.

14.2.4	Spatial Correlation / Search Dimensions

The main controls of mineralization were based on the geology description and graphics supplied by Ken Balleweg (in reference) and visualization of the composites and alteration/redox model solids. The main controls are eastward striking structural zones extending from the El Victor area on the west side of the Mulatos River into the San Carlos area. The main structural zones dip approximately 20 degrees in the 90 azimuth direction. Superimposed on this structural grain is a flat-lying, stratigraphically-controlled, high-grade zone similar to those found at Escondida and locally in the Gap and Puerto del Aire project areas. At San Carlos, this stratigraphic control dips shallowly to the south.

A variographic analysis was conducted for each alteration domain of gold and silver composites, and for each redox domain of copper composites. Directions of better grade continuity were in general agreement with the main structural trend and the dip of the stratigraphically-controlled mineralized zone. Relative pairwise experimental variograms were fitted with 2-structured spherical models and presented in Table 14.27 for gold and silver, and Table 14.28 for copper. The variogram model of the argillic unit was assigned to the un-altered unit of the alteration model due to the lack of data in that unit.

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Table 14.27 Variogram Models for Gold and Silver - San Carlos
Gold
	Argillic (2) (and Un-Altered(1))			Advanced Argillic (3)			Silica (4)			High-Grade Zone (5)
Parameters	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth*	90°	180°	180°	80°	170°	80°	55°	145°	55°	80°	170°	80°
Dip**	0°	10°	100°	-20°	0°	70°	-15°	0°	75°	-10°	0°	80°
Nugget Effect C0	0.109			0.411			0.264			0.318
1st Structure C1	0.315			0.729			0.454			0.988
2nd Structure C2	0.337			0.718			0.465			0.497
1st Range A1	39.0 m	30.4 m	31.0 m	19.6 m	15.3 m	17.0 m	19.1 m	11.0 m	13.7 m	14.8 m	12.7 m	9.4 m
2nd Range A2	69.1 m	42.2 m	57.8 m	62.0 m	34.7 m	40.0 m	56.7 m	37.9 m	50.2 m	33.6 m	23.4 m	11.6 m
Silver
	Argillic (2) (and Un-Altered(1))			Advanced Argillic (3)			Silica (4)			High-Grade Zone (5)
Parameters	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth*	75°	165°	165°	90°	180°	90°	55°	145°	55°	60°	150°	60°
Dip**	0°	0°	-90°	-15°	0°	75°	-25°	0°	65°	-10°	0°	80°
Nugget Effect C0	0.122			0.211			0.249			0.083
1st Structure C1	0.376			0.509			0.571			0.799
2nd Structure C2	0.290			0.291			0.498			0.390
1st Range A1	7.3 m	24.5 m	21.3 m	19.1 m	12.1 m	14.8 m	19.6 m	8.9 m	12.1 m	8.9 m	7.3 m	8.4 m
2nd RangeA2	53.0 m	41.2 m	53.0 m	53.5 m	37.4 m	46.0 m	58.8 m	27.1 m	35.7 m	26.1 m	15.9 m	20.2 m

*positive clockwise from north

**negative below horizontal

Table 14.28 Variogram Models for Copper - San Carlos
	Oxide (1)			Transition (2)			Sulfide (3)
Parameters	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth*	70°	160°	70°	50°	140°	50°	70°	160°	70°
Dip**	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°
Nugget Effect C0	0.138			0.160			0.197
1st Structure C1	0.515			0.608			0.529
2nd Structure C2	0.593			0.416			0.359
1st Range A1	8.9 m	9.5 m	12.7 m	24.5 m	15.4 m	32.6 m	8.4 m	8.4 m	8.4 m
2nd Range A2	53.6 m	39.6 m	31.5 m	52.5 m	29.4 m	64.9 m	61.5 m	37.4 m	21.8 m

*positive clockwise from north

**negative below horizontal

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14.2.5	Grade Interpolation

The estimation of gold, silver, and copper grades was performed on 6 m x 6 m x 9 m blocks along a grid as defined in Table 14.29. This grid is consistent with that of the Mulatos Mine area and represents an extension from it. The variogram models were used in the ordinary kriging estimator and as guides for the search dimensions/orientations. A two-pass approach was selected, where the search distances of the first pass honored the second range of the variogram models, and with the second pass having search distances equivalent to 1.5 times the second range of the variograms. The purpose of the second pass was to ensure that all areas of the main orebody were provided with estimates. Additional details of the estimation parameters utilized are presented in Table 14.30. No restrictions on the number of drill holes, number of octants, or other restrictions than mentioned were applied in this case. All alteration/redox boundaries were treated as hard boundaries based on statistics of samples straddling those boundaries.

Table 14.29 Block Grid Definition - San Carlos
Coordinates	Origin m	Rotation (azimuth)	Distance m	Block Size m	Number of Blocks
Easting (X)	722,100.0		1,200.0	6.0	200
Northing (Y)	3,172,530.0	0°	1,140.0	6.0	190
Elevation(Z)	555.0		900.0	9.0	100
Number of Blocks			3,800,000

Table 19.30 Estimation Parameters - San Carlos
Alteration Type	minimum # of samples	maximum # of samples	search ellipsoid – long axis - azimuth/dip	search ellipsoid - long axis - size	search ellipsoid – short axis - azimuth/dip	search ellipsoid – short axis - size	search ellipsoid – vertical axis - azimuth/dip	search ellipsoid – vertical axis - size
Gold
Un-Alter	2	12	90°/0°	69.0	180°/10°	42.0	180°/100°	58.0
Argillic	2	12	90°/0°	69.0	180°/10°	42.0	180°/100°	58.0
Adv Arg	2	12	80°/-20°	62.0	170°/0°	35.0	80°/70°	40.0
Silica	2	12	55°/-15°	57.0	145°/0°	38.0	55°/75°	50.0
Vuggy Sil	2	12	80°/-10°	34.0	170°/0°	23.0	80°/80°	12.0
Silver
Un-Alter	2	12	75°/0°	53.0	165°/0°	41.0	75°/-90°	53.0
Argillic	2	12	75°/0°	53.0	165°/0°	41.0	75°/-90°	53.0
Adv Arg	2	12	90°/-15°	54.0	180°/0°	37.0	90°/75°	46.0
Silica	2	12	55°/-25°	59.0	145°/0°	27.0	55°/65°	36.0
Vuggy Sil	2	12	60°/-10°	26.0	150°/0°	16.0	60°/80°	20.0
Copper
Oxide	2	12	70°/0°	54.0	160°/0°	40.0	70°/-90°	32.0
Transition	2	12	50°/0°	53.0	140°/0°	29.0	50°/-90°	65.0
Sulfide	2	12	70°/0°	62.0	160°/0°	37.0	70°/-90°	22.0

The validation of gold, silver, and copper estimates consisted in various verification tests. The models were first examined visually with the composites on screen in section and plan to ensure that the grade distribution honored the geologic controls. Examples for gold are presented in Figures 14.35 to 14.37.

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1100 L
1000 L
900 L
800 L
3173200 N
3173000 N
3172800 N
BLOCK : AU_GPT
BLOCK : AU_GPT
0.000 <= < 0.200
0.200 <= < 0.500
0.500 <= < 1.000
1.000 <= < 2.000
2.000 <= < 5.000
5.000 <= < 10.000
10.000 <= < 99999.000

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In addition to the visual checks, statistical checks were done to compare the estimates with the composite data.

The first comparison was a global check for all estimated blocks with the composites used. The summary for gold, silver, and copper is presented in Table 14.31. This check showed acceptable agreement between the composites and the estimates and is indicative that no global bias is present in the grade estimates.

Table 14.31 Gold Estimates and Composite Grades - San Carlos
	Gold g/t		Silver g/t		Copper ppm
	Declustered Composites	Block Estimates	Declustered Composites	Block Estimates	Declustered Composites	Block Estimates
Average Grade	0.531	0.510	1.486	1.426	106.80	104.38
Difference	-4.0%		-4.0%		-2.3%

A second comparison between the estimates and the composites was a set of grade profiles comparing the mean estimate and composite grade by easting, northing, and elevation. The grade profile plots for gold, silver, and copper are presented in Figures 14.38 to 14.40.

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The grade profile plots of Figures 14.38 to 14.40 show good agreements of the gold, silver, and copper estimates with the respective 3 m composites. The estimates are lower in areas of higher grade and higher in areas of lower grade, as anticipated. No over- or under-estimation is locally observed.

14.2.6	Specific Gravity

The calculation of the mineral resources’ tonnage is performed with the specific gravity (SG) value assigned to each of the alteration units. These SG values represent the mean value for each alteration unit from a total of 430 measurements. The assigned specific gravities are summarized in Table 14.32.

Table 14.32 Specific Gravity Assignment - San Carlos
Alteration	Un-Altered	Argillic	Advanced Argillic	Silica	High-Grade Zone	All
Specific Gravity	2.171	2.344	2.442	2.503	2.531	2.416

14.2.7	Mineral Resource Classification

The resource classification scheme is the same as for the Mulatos Mine area. The measured resource was assigned to all blocks at less than 6 m from composite data, the indicated resource was assigned to all blocks between 6 m and 36 m from data, and the inferred resource was assigned to all blocks between 36 m and 74 m from composite data (Table 14.33).

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Table 14.33 Mineral Resource Classification Distances - San Carlos
Mineral Resource Class	greater than (>)	lesser or equal to (≤)
Measured	0.0 m	6.0 m
Indicated	6.0 m	36.0 m
Inferred	36.0 m	74.0 m

14.2.7 Mineral Resource Reporting

Prior to generating resource reports, the block model was edited by a void model representing historic mining voids in the San Carlos area. These underground historic mining voids were surveyed and wireframed for the 31 December 2010 block model and utilized for the current mineral resource estimate.

To address the requirement of “reasonable expectation of economic extraction”, the mineral resource was reported in a similar fashion to the Mulatos Mine area. The prior to 2011 portion of the mineral resources were reported at a higher gold grade cutoff (0.5 g/t gold), while the newly added mineral resources in 2011 were reported within an optimized open pit at a US$ 1,350/oz gold price. The classified mineral resources at various gold grade cut-off are reported in Table 14.34 (inclusive of mineral reserves) and in Table 14.35 (exclusive of mineral reserves).

Table 14.34 Mineral Resource at Various Gold Grade Cut-Offs (inclusive of mineral reserves)* San Carlos - 31 December 2010
	Measured			Indicated			Measured+Indicated			Inferred
Cut-off grade (Au g/t)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.0	208	6.87	45,943	1,017	5.70	186,378	1,225	5.90	232,321	26	3.16	2,642
1.5	249	6.03	48,274	1,303	4.83	202,344	1,552	5.02	250,618	56	2.38	4,285
1.0	406	4.15	54,172	2,127	3.41	233,195	2,533	3.53	287,367	125	1.73	6,953
0.7	739	2.65	62,963	5,082	1.90	310,446	5,821	2.00	373,409	788	0.94	23,815
0.5	1,165	1.90	71,167	10,632	1.22	417,035	11,797	1.29	488,202	2,363	0.71	53,941
0.3	2,021	1.26	81,872	21,678	0.79	550,610	23,699	0.83	632,482	6,190	0.51	101,498

*Includes mineral resource from the La Yaqi and Cerro Pelon deposits

Table 14.35 Mineral Resource at Various Gold Grade Cut-Offs (exclusive of mineral reserves) San Carlos - December 31, 2010
	Measured				Indicated		Measured+Indicated				Inferred
Cut-off grade (Au g/t)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.0	46	4.46	6,374	403	3.70	46,326	449	3.77	52,700	26	3.16	2,642
1.5	80	3.31	8,233	609	3.04	57,535	689	3.07	65,768	56	2.38	4,285
1.0	178	2.18	12,048	1,282	2.09	83,411	1,460	2.10	95,459	125	1.73	6,953
0.7	339	1.54	16,263	3,169	1.34	132,247	3,508	1.36	148,510	788	0.94	23,815
0.5	612	1.13	21,454	7,079	0.94	206,091	7,691	0.95	227,545	2,363	0.71	53,941
0.3	1,171	0.78	28,302	15,363	0.64	308,062	16,534	0.65	336,364	6,190	0.51	101,498

*Includes mineral resource from the La Yaqi and Cerro Pelon deposits

The measured mineral resource (inclusive of reserves) of the San Carlos deposit at a 0.5 g/t gold cut-off is 1.165 million tonnes at an average gold grade of 1.90 g/t for a

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total of 0.071 million ounces of gold. The indicated mineral resource (inclusive of reserves) of the San Carlos deposit at a 0.5 g/t gold cutoff is 10.632 million tonnes at an average gold grade of 1.22 g/t for a total of 0.417 million ounces of gold. The inferred mineral resource (inclusive of reserves) of the San Carlos deposit at a 0.5 g/t gold cutoff is 2.363 million tonnes at an average gold grade of 0.71 g/t for a total of 0.054 million ounces of gold.

The measured mineral resource (exclusive of reserves) of the San Carlos deposit at a 0.5 g/t gold cutoff is 0.612 million tonnes at an average gold grade of 1.13 g/t for a total of 0.021 million ounces of gold. The indicated mineral resource (exclusive of reserves) of the San Carlos deposit at a 0.5 g/t gold cutoff is 7.079 million tonnes at an average gold grade of 0.94 g/t for a total of 0.206 million ounces of gold. The inferred mineral resource (exclusive of reserves) of the San Carlos deposit at a 0.5 g/t gold cutoff is 2.363 million tonnes at an average gold grade of 0.71 g/t for a total of 0.054 million ounces of gold.

The effective date of the San Carlos mineral resource is 31 December 2010.

14.3	Mulatos Mine Area and San Carlos

The combined mineral resources at the Mulatos Mine and San Carlos areas are presented in Table 14.36, inclusive of mineral reserves, and in Table 14.37, exclusive of mineral reserves.

Table 14.36 Mineral Resource at Various Gold Grade Cut-Offs (inclusive of mineral reserves)* Mulatos Mine + San Carlos Areas - 31 December 2011
	Measured				Indicated		Measured+Indicated				Inferred
Cut-off grade (Au g/t)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.0	1,550	5.55	276,713	7,166	3.49	803,559	8,716	3.85	1,080,272	794	3.14	80,207
1.5	2,597	4.00	334,185	13,783	2.64	1,168,086	16,380	2.85	1,502,271	1,848	2.33	138,669
1.0	5,103	2.63	432,207	30,877	1.84	1,830,031	35,980	1.96	2,262,238	3,880	1.74	217,561
0.7	8,642	1.89	525,439	60,161	1.35	2,612,241	68,803	1.42	3,137,680	8,043	1.27	327,780
0.5	13,143	1.45	611,086	103,004	1.03	3,421,069	116,147	1.08	4,032,155	17,432	0.90	506,031
0.3	20,310	1.08	704,941	185,847	0.75	4,463,915	206,157	0.78	5,168,856	37,488	0.63	755,141
*Includes	mineral resources from the La Yaqui and Cerro Pelon deposits

Table 14.37 Mineral Resource at Various Gold Grade Cut-Offs (exclusive of mineral reserves)* Mulatos Mine + San Carlos Areas - 31 December 2011
		Measured			Indicated		Measured+Indicated				Inferred
Cut-off grade (Au g/t)	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au	Tonnes (000s)	Grade (g/t Au)	Contained Ounces Au
2.0	699	4.17	93,704	4,948	3.38	537,036	5,647	3.47	630,740	794	3.14	80,207
1.5	1,214	3.13	122,109	9,419	2.59	784,025	10,633	2.65	906,134	1,848	2.33	138,669
1.0	2,595	2.11	175,662	21,536	1.81	1,251,513	24,131	1.84	1,427,175	3,880	1.74	217,561
0.7	4,816	1.51	234,049	43,913	1.31	1,848,584	48,729	1.33	2,082,633	8,043	1.27	327,780
0.5	7,818	1.16	290,657	77,173	1.00	2,475,562	84,991	1.01	2,766,219	17,432	0.90	506,031
0.3	13,197	0.85	361,974	147,200	0.71	3,356,485	160,397	0.72	3,718,459	37,488	0.63	755,141

*Includes mineral resources from the La Yaqui and Cerro Pelon deposits

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The measured mineral resource (inclusive of reserves) of the Mulatos Mine Area and San Carlos (MMA+SC) at a 0.5 g/t gold cutoff is 13.143 million tonnes at an average gold grade of 1.45 g/t for a total of 0.611 million ounces of gold. The indicated mineral resource (inclusive of reserves) of the MMA+SC at a 0.5 g/t gold cutoff is 103.004 million tonnes at an average gold grade of 1.03 g/t for a total of 3.421 million ounces of gold. The inferred mineral resource (inclusive of reserves) of the MMA+SC at a 0.5 g/t gold cut-off is 17.432 million tonnes at an average gold grade of 0.90 g/t for a total of 0.506 million ouncesof gold.

The measured mineral resource (exclusive of reserves) of the Mulatos Mine Area and San Carlos (MMA+SC) at a 0.5 g/t gold cutoff is 7.818 million tonnes at an average gold grade of 1.16 g/t for a total of 0.291 million ounces of gold. The indicated mineral resource (exclusive of reserves) of the MMA+SC at a 0.5 g/t gold cut-off is 77.173 million tonnes at an average gold grade of 1.00 g/t for a total of 2.476 million ounces of gold. The inferred mineral resource (exclusive of reserves) of the MMA at a 0.5 g/t gold cutoff is 17.432 million tonnes at an average gold grade of 0.90 g/t for a total of 0.506 million ounces of gold.

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15.0 MINERAL RESERVE ESTIMATES

The mineral reserve for the Mulatos Project is the sum of open pit and underground mineral reserves plus the existing stockpiles. The open pit mineral reserve is contained within designed pits for the main pit (including Estrella, Escondida, Mina Vieja and Salto areas), Victor, San Carlos, Yaqui and Pelon. The open pit mineral reserves include heap ore and mill ore plus tonnages that will go to the SAS and high copper stockpiles for later processing. The underground mineral reserve is within the underground mine designs for San Carlos and Escondida. The La Yaqui (Yaqui) and Cerro Pelon (Pelon) open pit reserves consist of heap leach ore which will be processed at facilities at each location. Table 15.1 is a summary of the proven and probable mineral reserve as of 31 December 2011.

Table 15.1 Mulatos Project Mineral Reserve
	Proven			Probable			Sum of Proven & Probable
	Tonnes (000)	Grade g/t Au	Contained Ounces	Tonnes (000)	Grade g/t Au	Contained Ounces	Tonnes (000)	Grade g/t Au	Contained Ounces
Mulatos Pits (1)	8,222	1.47	387,968	46,774	0.91	1,367,852	54,996	0.99	1,755,820
Stockpiles (2)	3,347	2.01	216,550	0			3,347	2.01	216,550
Underground (3)	173	6.38	35,487	684	5.23	115,015	857	5.46	150,502
La Yaqui	0			1,574	1.58	79,826	1,574	1.58	79,826
Cerro Pelon	0			2,673	1.64	140,525	2,673	1.64	140,525
Total	11,742	1.69	640,005	51,705	1.02	1,703,218	63,447	1.15	2,343,223

Notes:

4)	Mulatos pits include Estrella, Escondida, Mina Vieja, Salto, Victor and San Carlos and is the sum of heap leach, mill, SAS and high copper ore types.
5)	Stockpiles include SAS and high copper stockpiles as of end of 2011.
6)	Underground includes the San Carlos and Escondida material outside of the pit designs.

15.1	Open Pit

The open pit mineral reserves are based on pit designs which incorporate mine haul roads, mining geometry limitations, and geotechnical slope recommendations provided by Call & Nicholas, Inc. (CNI) of Tucson, Arizona. The main pit, Victor and San Carlos pit designs were guided by floating cone geometries based on the 2012 mining budget costs, the gold recovery assigned to the block models based on cyanide soluble assays and a gold price of US$ 1150/oz. The Yaqui and Pelon pit designs are based on 2009 and 2010 inputs and have not been re-designed.

15.1.1	Geotechnical Parameters

The pit slope angles used for the final pit designs are based on recommendations from CNI developed from its pit and surface mapping and geotechnical logging of drill hole information for the main pit, San Carlos and Victor. No geotechnical work has been done for Yaqui or Pelon and reasonable estimates of inter-ramp slopes have been used for those designs. The inter-ramp slope angles range from 44 to 54 degrees in the main pit, 42 to 48 in Victor, 45 to 48 at San Carlos; 50 degree inter-ramp slopes have been used for both Yaqui and Pelon.

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15.1.2	Dilution Modeling and Factors

To date, no dilution or ore loss factors have been incorporated into the resource block models described in Section 14 or to the mining reserve. The mining to date within the main pit (mining from 2004 through current has focused in the Estrella and Escondida areas of the pit) shows a positive reconciliation between the heap ore which has been processed through the crushing system and placed on the heap and the predicted tonnage and grade from the block model (on which the mineral reserve is based). Using the information provided by the mine staff from records which compare mined ore shipped to the crusher to the predicted ore from the block models (which have been updated with new information over the years), the ore tonnage shipped is 2 percent higher than predicted, the gold head grade is 7 percent higher, resulting in a 9.2 percent increase in ounces delivered to the heap. This is a comparison over almost eight years of mining during which there have been swings in the comparisons at different times of the mining history. It is recommended that these comparisons continue and additional detail by pit areas be included to determine if dilution or mine loss factors are needed in the future.

15.1.3	Pit Design

The final pit designs of the main pit, Victor and San Carlos have been reevaluated each year based on additional drill hole data, metal prices and costs. The exceptions to this are the east and south walls of the main pit (Estrella and Escondida areas) where mining has fixed the existing high walls. Exploration drilling is continuing to the east side and this may result in an additional mining phase on the east side of the pit. The Yaqui pit was designed in 2009 and the Pelon pit in 2010. Neither pit has been re-designed since then. The Yaqui pit extends to the limit of the economic mineralization and thus an increase in gold price does not change the pit geometry. The Pelon pit could increase in size with changes in gold price and this will be evaluated for the year end 2012 reserve.

The main pit, Victor and San Carlos designs are based on a gold price of US$ 1150/oz and the 2012 budget estimates for mining costs, process costs and G&A costs. Separate process costs are used for the lower grade heap ores and the high grade mill ore in Escondida and San Carlos (see Section 17.3 for description of the mill process). Mining costs are based on the 2012 budget for mining in the main pit area and additional haulage costs are added for the mining areas located further from the primary crusher and dumps. These peripheral areas include the Salto and Mina Vieja areas within the main pit and the pits at Victor and San Carlos. No credit is given to the silver content of the ore for the pit definition and currently it is used to offset a portion of the royalty and dore production costs. A net value, excluding mining, was calculated for each block in the model based on the process costs, process recovery and metal price. The mineral reserve was tabulated at a cutoff of US$ 0.10/t net value.

The main pit, Victor and San Carlos are designed with a 9 m bench which matches the resource block model. Pit ramps and access roads are designed with a 25 m width (including allowance for berms and ditches) and a maximum 10 percent

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grade. The smaller pits at Pelon and Yaqui use 15 m wide ramps and 10 percent maximum grade.

Yaqui and Pelon are remote pits and will have separate heap leach facilities. These reserve pits were designed in 2009 and 2010 with the cost structure from the Mulatos mine and gold price of US$ 800/oz. The mineral reserves for Pelon were tabulated using the net value approach described above at a US$ 0.10/t net value cutoff and the Yaqui reserve was tabulated to include all mineralized material within the final pit design, thus at a zero gold cutoff grade.

The final pit designs are included as Figures 15.1 (main pit area), 15.2 (Victor and San Carlos), 15.3 (Pelon) and 15.4 (Yaqui).

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15.2	Underground Mine

Underground mineral reserves were estimated by Practical Mining LLC under the direction of Mark Odell (P.E.), Consulting Mine Engineer.

Table 15.2 Mulatos Underground Mineral Reserves – 31 December 2011
	Cutoff g/t	Proven			Probable			Total
Mine		kt	g/t	koz	kt	g/t	koz	kt	g/t	koz
Underground
San Carlos	2.5	154	6.04	29.8	658	5.15	108.9	812	5.31	138.7
Escondida	2.6	19	9.10	5.7	26	7.31	6.0	45	8.08	11.7
Total		176	6.38	35.5	664	5.38	114.9	857	5.46	150.4

The San Carlos and Escondida deposits have zones of high grade mineralization beyond the ultimate pit limits that are amenable to underground mining methods. Specifically long hole open stoping with delayed backfill and modified drift and fill methods.

Mine designs for each mine have been created using Vulcan software. Each mine design consists of a collection of individual excavations, each designed in accordance with the parameters outlined in Section 16. The excavations are oriented along preferred mining directions in each stoping area and arranged to extract as much of the measured and indicated resource that meets the minimum breakeven cutoff grade requirements while minimizing the amount of diluting material included.

The stope average grade must exceed the breakeven cutoff grade after the application of 5 percent mining losses and 10 percent dilution to be considered for inclusion in mineral reserves. If an excavation is required to access a stope or other development drift and after the application of mining recovery and dilution factors the average grade of the excavation exceeds the incremental cutoff grade, it will be considered for inclusion in mineral reserves. Only the measured and indicated resources within the mine design excavations are used for the calculation of proven and probable reserves.

The location and extent of the underground mine plans for San Carlos and Escondida are shown in Figure 15.5 and 15.6 respectively.

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16.0 MINING METHODS

The mining at Mulatos is currently by open pit mining with the addition of underground operations scheduled to start in late 2014. The open pit mining commenced in 2005 and has continued un-interrupted within the main pit area. Alamos Gold has done no mining at Victor, San Carlos, Yaqui or Pelon.

16.1	Open Pit Mining Methods

The open pit mining is a typical drill, blast, load haul operation with mining in the main pit being done with 9 m bench heights. The mine switched from a 6 m to 9 m bench about two years ago for improved productivity. A 9 m bench will be used at Victor and San Carlos and it is anticipated that a 3 m bench will be used at Yaqui and Pelon to improve selectivity. The open pit schedule calls for an average of 17,500 tonnes per day (tpd) of heap ore to be delivered to the primary crusher except during the rainy season (third quarter of the year) when the schedule is for 16,000 tpd of heap ore. The mill started in early 2012 at 500 tpd which is currently supplied by the open pit mining in the Escondida area of the main pit. This ore will be augmented with underground ore and open pit mill ore from San Carlos and underground ore from the Escondida area.

The open pit mining is conducted by Alamos with assistance by a contract mining company. The current combined fleet is sufficient to maintain the current operation of production mining and waste stripping. It is anticipated that 2 haul trucks will be added to the fleet when mining begins in Victor and San Carlos late in 2013. By the end of 2014, an additional 9 trucks will be required when production increases in Victor and San Carlos because of the longer hauls from these locations. The peak production years are from the last quarter in 2014 through the end of 2016, after which the truck requirements drop off. An additional grader and water truck may be required to maintain the additional road length. No other additional mining equipment is required other than routine replacements due to wear and age.

16.1.1	Mine Production Schedule

The open pit schedule was developed as a quarterly schedule starting with the end of 2011 pit topography. The material mined is segregated into four categories:

¡

Heap ore is material that has a positive net value using US$ 1150/oz gold price and a recovery equal to or greater than 50 percent based on the cyanide soluble to fire gold assay ratio (life of mine recovery is estimated to be 72 percent).

¡	SAS (refractory ore with lower heap leach recovery) stockpile material has a positive net value and a recovery less than 50 percent.

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¡	High copper stockpile ore has a positive net value and a copper grade greater than 1000 ppm.

¡	Waste material which goes to the waste dumps.

The SAS and high copper stockpile materials have a positive value and are part of the overall mineral reserve if leached, but these materials currently are being stockpiled. Other processes for these materials are being investigated which might improve the overall gold recovery or speed up the time of recovery. If no better method is developed, then these materials will be placed on the heaps for leaching.

Currently mining occurs in the main pit areas of Estrella (the south end of the main pit) and Escondida (northeast area of the pit). The mining sequence of the open pits and underground areas is shown in Table 16.1. The open pit mining rate is 6,165,000 tonnes of heap ore per year and 180,000 tonnes of mill ore. The amount of SAS and high copper stockpile materials varies by year and mining location. The total tonnage mined varies from a 14,291,000 tonnes in year 2013 to a peak in 2015 of 19,843,000 tonnes and then drops off as waste stripping declines. The re-handle of the SAS and high copper from stockpile to the heap begins in 2019 if no other process is used.

The eastern pits of Victor and San Carlos (Figure 16.1) are mined starting in late 2013 with waste stripping in both pits. The mining of San Carlos will provide high grade mill ore to replace the mill ore from Escondida open pit which runs out in early 2015. Both of these open pit mill ore sources will be augmented by the underground mill ore production during the years of 2014 through 2019 with a total of about 1.3 million tonnes of mill ore being produced (years 2012 through 2019). All material from the Victor and San Carlos pits (ore, stockpile ores and waste) will be hauled to the main pit area for processing or permanent storage.

The Pelon and Yaqui mine areas are located to the southwest (Figure 4.2) of the main Mulatos pit and the ore will be processed by heap leach at each of these properties. The mining schedules for these pits is to start in early to mid-2015 and Yaqui will finish in 2018 and Pelon in mid-2019. The mining rates at full production are 800,000 tonnes per year of ore to the heap leach at Pelon and 550,000 tonnes per year at Yaqui. Life of mine waste to ore ratios are 2.13 to 1.00 at Pelon and 0.17 to 1.00 at Yaqui.

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Table 16.1 Mining Locations by Year
Mining Area
Year	Main Pit	Victor	San Carlos Open Pit	San Carlos Underground	Yaqui	Pelon	Stockpile Re-handle
2012	X
2013	X	X	X
2014	X	X	X	X
2015	X	X	X	X	X	X
2016	X	X		X	X	X
2017	X	X		X	X	X
2018	X	X	X	X	X	X
2019	X		X	X		X	X
2020							X
2021							X

16.2	Waste and Stockpile Storage

All waste and stockpile materials are currently stored south of the main pit (Figure 16.1) with a waste storage area west of the main pit recently started. The SAS and high copper stockpile materials will continue to be added to the south stockpiles from the main pit, and mining of the Victor and San Carlos deposits. The waste materials from the main pit go to the south or west dumps. The waste from Victor and San Carlos go to the south dump with a portion of the non ARD waste being used for widening the road from Victor to the main pit. The waste from Victor and San Carlos starting in year 2016 will be placed as back fill in the Escondida area of the main pit which has been mined out by this time. Waste from Yaqui and Pelon will be stored locally near the open pits.

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16.3	Underground Mining Methods

Underground mining planned at Mulatos consists of two primary mining methods, longhole open stoping with delayed backfill and modified drift and fill. The preferred sequence for longhole stopes is to mine from the bottom up. Thus the upper

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development or drill drift for one stope becomes the lower mucking drift for the stope above after filling the lower stope.

The stope development drifts for longhole open stoping and for drift and fill are typically 4.6 meters high and 4.6 to 7.6 meters in width depending on the ground conditions and geometry of the ore. The excavations will be created using conventional drill, blast, muck and support techniques. All aspects of the mining cycle will be fully mechanized to provide the highest safety standards and productivity levels.

Split set rock bolts and welded wire mesh will provide the primary means of ground support. These can be supplemented with resin anchor rebar bolts, cable bolts and/or shotcrete when conditions require additional support.

The development drifts for longhole stopes are spaced with a minimum back to sill separation of 7.6 meters vertically. This vertical separation can be increased to as much as 30 meters if the geometry of the deposit will allow. Once the top and bottom stope development drifts are completed the intervening ore will be drilled with a mechanized production drill using 70 mm to 100 mm diameter blast holes. The blast holes will be loaded with either ANFO or emulsion explosives and fired in groups of three or four rows progressing from the hanging wall to footwall of the stope. Following each blast the broken ore is removed from the stope by means of a remotely operated load haul dump unit (LHD). Remote operation allows the operator to stay at a safe location under bolted ground at all times. Figure 16.2 shows a typical longhole stope arrangement.

Once the stope has been extracted it is backfilled to the level of the top access drift sill. The backfill material used is cemented rock fill which contains from 4 to 8 percent cement and will have unconfined compression strengths of 2.5 to 6. The cemented rock fill will reach its required strength within three to seven days at which time development of the adjacent stope may begin. If there are no further adjacent stopes to be extracted the stope can be backfilled with unconsolidated waste or left open. If there is another stope immediately above the backfilled stope then the top access drift of the prior stope will serve as the bottom access for the next otherwise it will be backfilled in preparation to mine the adjacent stope.

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If the vertical thickness of the ore is not great enough to allow long hole stoping then drift and fill methods are employed. In this method a top access drift will be driven at the upper extent of the ore. Any ore remaining below the access drift is removed by means of breasting up the sill of the access drift. During breasting the footwall can be ramped at up to a -25 percent gradient to allow LHD access. The height of the breast can reach up to 9.2 meters or twice the normal drift height. Upon completion of the stope it will be backfilled similar to a longhole stope.

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Mining dilution occurs at the fringes of the ore pods or lenses. Within the pods, excavations are extracted and then backfilled with cemented waste material. When the backfill has consolidated, the ore between the primary stopes or drifts is then extracted. In the primary cuts, the interior stope boundaries are surrounded by ore. Any over break that occurs is within the limits of the ore. Within the secondary cuts, the walls and/or back are cemented backfill, which has less jointing than the ore or enclosing rocks, and thus little dilution takes place. It is primarily on the fringes of the individual ore bodies that dilution occurs, with the amount also being dependent upon the mining method. Typical dilution values average 10 percent or less for the mining methods planned at Mulatos. All dilution material is applied at a grade of zero grams per tonne.

Ore losses can also occur if the excavations do not achieve the designed dimensions. All of the underground reserves have also been adjusted to include a 5 percent factor for mining losses.

16.3.1	Mine Development

Access drifts to the stoping areas are excavated in a manner similar to stope development drifts. Access drift dimensions are 4.6 meters wide by 4.6 meters high to accommodate 30 tonne haul trucks and provide a large enough cross sectional area for ventilation. The gradient of access drifts can vary from minus 12 percent to plus 12 percent. Access drifts are also equipped with compressed air piping, 4160 volt electrical distribution systems, mine water supply piping, water discharge piping and communication systems.

The main access portal at San Carlos will be located on the opposite side of the Mulatos River from the San Carlos deposit. The access drift is planned to cross under

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the river at least 30 meters below the bottom river elevation. Exploratory holes have confirmed the area of crossing to be within competent argillic rock free of major structures. Fracture frequency is light at 1-2 per meter.

Prior to attempting the river crossing an underground pump station will be constructed with the capability of pumping up to 60 liters/second (l/s). Short probe holes will be drilled in advance of the face to test water inflow rates and a grout curtain will be constructed around the perimeter of the drift as it is advanced.

Secondary access to San Carlos will be gained through a second portal constructed on the east side of the river. This will provide ventilation and a means of secondary egress

Access to the Escondida Underground will be gained by constructing two portals at the 1155 elevation adjacent to the pit haulage ramp. The eastern portal will provide access for rubber tired equipment, personal and supplies. The western portal will provide secondary egress and ventilation.

16.3.2	Ore Control

Each round will be sampled as it is removed from the mine and stockpiled near the portal. Once assay results are received the round will be flagged as ore, low grade ore or waste and moved to its proper destination. Additional ore control information may be gathered in advance of mining by reverse circulation or percussion drilling. These drill holes may be spaced at intervals as small as 8 to 10 meters but will be drilled from nearby excavations to limit total drilled length.

16.3.3	Underground Geotechnical Considerations

The mineralization at San Carlos is highly silicified with light jointing and is controlled to some extent by bounding faults. The mineralized units exhibit good rock mass characteristics. All of the historic underground mining at San Carlos has been done without any artificial ground support and has remained stable for 20 plus years. Many of the stope spans exceed 10 meters in width and do not exhibit any signs of failure or deterioration.

The Escondida exploration drifts are mostly unsupported with 1.5 – 1.8 meter split set rock bolts and steel mats installed to control localized wedge failures (Figure 16.4).

All drifting planned at Mulatos will be supported with a minimum of 2 meter split set rock bolts and welded wire mesh or chain link mesh. On occasion, geologic structures may be encountered with adverse orientations to the mine workings. These can be controlled with the installation of longer and heavier rock bolts including cable bolts or resin anchor rebar bolts and shotcrete. Under the most severe conditions the drift will be advanced following the installation of spiling or steel sets.

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16.3.4	Ventilation

Underground mining will rely heavily on diesel equipment to extract the ore and waste rock and to transport cemented rock fill to the stopes. This will require large amounts of fresh ventilation air to remove the diesel exhaust and maintain a healthy environment. A combination of the main access drifts and vertical raises are arranged in a manner to provide a complete ventilation circuit. The mine portals can be either intake or exhaust. Air movement will be facilitated by primary ventilation fans located at the surface or underground in strategic locations. Small auxiliary fans and ducting will be used to draw primary ventilation air into the working faces.

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17.0 RECOVERY METHODS

There are two primary recovery processes at MON. The 17,500 tpd heap leach facility is for the lower grade ore and the recently installed 1,000 tpd mill processing plant is for high grade ore. A description of these facilities is included below.

17.1	Heap Leach Process

Ore is processed through four stages of crushing to a target crush size of 95 percent minus 3/8 inches. The Overall Flowsheet is shown below in Figure 17.1.

Run-of-mine ore is delivered to the primary crusher feed hopper by rear-dump haul trucks. A static grizzly screen above the hopper limits the top size of rock fed to the crusher. Below the hopper, a vibrating grizzly feeder transfers ore. Grizzly screen oversize feeds the primary jaw crusher. Grizzly screen undersize joins the crusher product on the primary crusher discharge conveyor (CV-01) which feeds the primary crushed product to the second stage of crushing. The rock breaker is installed to serve the static grizzly. Tramp iron is removed from the crushed product by way of the magnet mounted above the discharge of the discharge conveyor.

Primary crushed product is fed to the secondary cone crusher. Secondary crushed product is discharged onto a conveyor (CV-02) and delivers ore to the scalping screens by conveyors (CV-03A, CV-04A). Screen oversize reports to the screen oversize conveyors (CV-05A, CV-06A) which feed the radial stacker (CV-03) which discharges into the coarse ore stockpile. Screen undersize reports to the conveyors (CV-07A, CV-09A) which discharges onto conveyor (CV-15) which ultimately directs ore to the fine ore stockpile.

One reclaim tunnel is installed beneath the coarse ore stockpile. Ore is withdrawn from the coarse ore stockpile by two variable speed apron feeders. The feeders discharge to conveyor belt (CV-04) which discharges to a surge bin which is installed to choke feed the three tertiary crushers, each with a dedicated vibrating feeder.

The tertiary crushed product is discharged onto conveyor (CV-07) and fed to a vibrating screen. Screen oversize is transferred by conveyors (CV-09, CV-10, and CV-11) and is crushed in the single quaternary cone crusher. The quaternary crushed product is discharged onto the crusher conveyor (CV-12) and re-circulates back to the vibrating screen. The screen undersize reports to the fine ore collection conveyor (CV-13) which discharges onto the fine ore transfer conveyor (CV-14). The fine ore transfer conveyors (CV-15, CV-16, CV-17, CV-18 and CV-19) deliver ore to the fine ore stockpile. Pebble lime is added on the conveyor (CV-14) from three storage silos with the rate of lime addition varying with tonnage.

One reclaim tunnel is installed beneath the fine ore stockpile. Ore is withdrawn from the fine ore reclaim stockpile by a feeder. The feeder discharges to tunnel conveyor belt (CV-20). Cement is added on the tunnel conveyor and delivers ore to agglomerator

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feed conveyors (CV-21A and CV-21B) which feed a pair of agglomerators. After agglomeration, the final agglomerated product is transferred by conveyors (CV-22, CV-23 and CV-24), to a series of portable conveyors, ending with a radial stacking conveyor. Ore is discharged from the stacking conveyor onto the heap leach pad.

Upon completion of crushing, the ore is delivered to the leach pad for stacking and leaching. An impermeable layer of plastic overlies a compacted clay layer beneath the leach heaps. Using a low-pressure irrigation sprinkler system, cyanide solution of low concentration is applied to the ore on the leach pad for gold extraction. Inter-lift liners are periodically installed on the pad to reduce percolation time and the time required to extract and produce gold from each lift of the heap. The gold-bearing solution is directed to the pregnant solution pond and pumped to the carbon-in-column circuit for gold recovery.

Gold and silver recovery takes place in a carbon adsorption-desorption-recovery (ADR) plant. The adsorption, acid wash, reagent handling and carbon regeneration facilities are located in the vicinity of the pregnant pond.

Pregnant solution is pumped to the plant, where gold adsorption on activated carbon takes place in two trains of cascade columns. Barren discharge from the final columns flows to the barren solution tank from which it is pumped to the heap for further leaching. High strength cyanide solution is injected into the barren solution to maintain the cyanide concentration at the desired concentration.

Desorption utilizes a pressure Zadra system, followed by recovery of gold and silver from pregnant eluant solutions in electrolytic cells containing stainless steel wool cathodes. The loaded cathodes are pressure-washed, and the resulting slurry is filtered. The filtered precipitate is dried, and then smelted in the propane furnace.

Transfer of carbon between the various operations is done by recessed impeller pumps. Facilities for adding new carbon and for the short-term storage of stripped and regenerated carbon are also provided. To maintain acceptable carbon activity, the carbon is acid washed. Hydrochloric acid is used for this service. Before carbon is returned to the CIC process, it is thermally reactivated.

Dore bars produced on site are sent to third party refineries for final gold recovery

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HEAP LEACH OVERALL FLOWSHEET
MINE TRUCK
ROCK BREAKER
GRIZZLY
VIBRATING GRIZZLY FEEDER
JAW CRUSHER
SELF CLEANING MAGNET
METAL DETECTOR
CONVEYOR (CV-01)
SECONDARY CRUSHER
CONVEYOR (CV-02)
CONVEYOR (CV-03A)
BELT SCALE
CONVEYOR (CV-04A)
SCALPIN SCREEN
CONVEYOR (CV-05A)
CONVEYOR (CV-06A)
CONVEYOR (CV-08A)
CONVEYOR (CV-07A)
TOWER
RADIAL STACKER (CV-03)
RECLAIM TUNNEL
CONVEYOR (CV-04)
SURGE BIN
VIBRATING FEEDER
COARSE TERTIARY CRUSHER
FINE #1 TERTIARY CRUSHER
FINE #2 TERTIARY CRUSHER
DUST SUPPRESSION SYSTEM
COMPRESSOR
CONVEYOR (CV-07)
SCREEN FEED CONVEYOR
VIBRATING SCREEN
SCREEN OVERSIZE CONVEYOR (CV-13)
SURGE BIN FEED CONVEYOR (CV-11)
TRAMP IRON MAGNET
SCREEN OVERSIZE TRANSFER CONVEYOR (CV-10)
SCREEN OVERSIZE CONVEYOR (CV-09)
FEEDER 3
CONE CRUSHER
CRUSHER CONVEYOR (CV-12)
40 TON LIME BIN
50 TON LIME BIN
70 TON LIME BIN
ROTARY FEEDER
CONVEYOR (CV-14)
CONVEYOR (CV-15)
SAMPLER
OVERLAND 1 CONVEYOR (CV-16)
OVERLAND 2 CONVEYOR (CV-17)
CONVEYOR (CV-18)
CONVEYOR (CV-19)
96 TON CEMENT
TUNNEL CONVEYOR (CV-20)
AGLOMERATOR 2
AGLOMERATOR 1
CONVEYOR (CV-21B)
CONVEYOR (CV-21A)
CONVEYOR (CV-22)
CONVEYOR (CV-23)
CIANIDE ADDITIONS
OVERLAND 3 CONVEYOR (CV-24)
ADJUSTMENT FROM 1 TO 15 GRASSCHOPERS
GRASSCHOPER 1
GRASSCHOPER 15
RADIAL STACKER
PUMP
PREGNANT POND ADR
BAREN SOLUTION
LEACH PAD
PREGNANT POND NEW LEACH PAD
CARBON
NaCN
BAREN TANK
BAREN PUMP
CARBON COLUMNS TRAIN A
CARBON COLUMNS TRAIN B
COLUMN ACID WASH
ACID WASH TANK
CARBON TO ACID WASH
CARBON TO THE ELUTION TOWER
ACID TANK
CARBON TO COLUMN No. 5
REGENERATION
CARBON SAFETY SCREEN
CARBON FROM ACID WASH
ELUTION COLUMN
CAUSTIC SODA
ELUANT STORAGE TANK
HEAT EXCHANGE
ELUANT PUMP
ATMOSPHERE
EXHAUST BLOWER
RECTIFIERS
ELECTROLYTIC CELLS
CATHODES
FILTER
PRECIPITATED
COOLER
FURNACE RETORT
COLLECTOR
TO ATMOSPHERE
FURNACE
DORÉ
DREG

Figure 17.1 Mulatos Heap Leach Overall Flowsheet

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17.2	Heap Leach Facility

Golder’s understanding of the heap leach facility is based on a review of data provided to Golder, as well as site visits by Russ Browne of Golder on April 30 and 31, 2010 and on October 29 and 30, 2012, and meetings with Alamos staff during the site visits.

17.2.1	Development History

The Mulatos Mine uses heap leach processing for metals recovery. The process involves crushing of the ore, stacking on a lined heap leach pad, and leaching through application of a weak sodium cyanide solution. The solution is collected on top of the leach pad liner in an over-liner drainage collection system, which in-turn delivers the solution to a lined pond, then through an adsorption-desorption recovery (ADR) plant for final removal of precious metals from the solution.

AGRA Earth & Environmental, Inc. (now AMEC) prepared a design report, construction drawings, and technical specifications for the Heap Leach Facility (HLF) in 1997 (AGRA, 1997). The pad, as envisioned, would be constructed in two phases across a topographic saddle that separated two small valleys. Phase 1 (South Pad) would be constructed southeast of the saddle at the head of a southeast-sloping valley, and the Phase 1 leach pad would have a lined surface area of about 360,000 square meters (sq.m.). Pregnant solution would drain to a Pregnant Solution Pond (now referred to as Pond 1) located at the southwest end of the Phase 1 pad, and would be processed in an adsorption-desorption recovery (ADR) plant located adjacent to, and east of, the Pregnant Pond. A Storm/Contingency Pond (now referred to as Pond 2) south of the Pregnant Pond would temporarily store water during upset conditions and/or after significant storm events, then stored water would be removed to the process circuit as make-up water. Under the AGRA design, Phase 2 (North Pad) would involve a 330,000 sq.m. leach pad expansion adjacent to, and north of, the Phase 1 leach pad on the north side of the saddle. As described below, the Phase 2 expansion ultimately added 286,000 sq.m. of leach pad. Both the lining systems and heap for Phases 1 and 2 would connect at the saddle on Phase 2 construction, creating one continuous leach pad. Since the Phase 2 pad expansion drains to the northwest away from the Phase 1 ponds, Phase 2 construction would add a lined pregnant solution pond (now referred to as Pond 4) in the valley north of the Phase 2 leach pad. The lined pond would be fitted with a pumping/piping system to deliver pregnant solution to the ADR plant, or to the Phase 1 Pregnant Pond 1 and subsequently through the ADR plant. The AGRA design provided a preliminary ore capacity for both Phases 1 and 2 of 47 million tonnes, assuming an average stacked dry unit weight of 1.6 tons per cubic meter and 2.5H:1V side slopes (AGRA, 1997).

As discussed below, adjustments to the pad limits, stacking height, and ore stacked density assumptions in subsequent design and construction resulted in an ultimate ore capacity of about 70 million tonnes. Figure 1 in Appendix 1 shows the general arrangement of the HLF in 2012, including current heap topography in

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November 2012. Figure 3 in Appendix 1 shows the general arrangement of the HLF as well as the final surface of the heap when fully stacked and prior to reclamation re-sloping.

Golder prepared detailed design drawings for Phase 1 in 2004 in support of a Feasibility Study led by M3 Engineering. The drawings incorporated the same design concepts that were developed by AGRA, including the two pond system at the toe of the Phase 1 leach pad (Golder, 2004). Construction of the Phase 1 leach pad started in 2004, apparently using the Golder drawings for construction, but only a portion of the Phase 1 leach pad was constructed. About 224,000 sq.m. of the Phase 1 leach pad was constructed during this initial construction period in 2004 and 2005, along with the ADR plant and Pregnant Pond (Pond 1). The Storm/Contingency Pond (Pond 2) was likewise constructed to be used both as an Intermediate Solution Pond and for storage of water during upset events. During this initial phase of pad construction, the pad lining and solution collection systems were installed in the base of the valley that hosts the Phase 1 facilities, and extended up the southeast valley wall to the limits of the designed pad. Stacking and leaching in the Phase 1 pad started in July 2005.

In 2008, the remainder of the Phase 1 pad was constructed by extending the lining and solution collection system from the base of the valley up the northwest valley wall to the designed limits of the pad to add an additional 136,000 sq.m. of lined pad, completing the planned Phase 1 pad area of 360,000 sq.m. This expansion is likewise shown in section in Figure 2 located in Appendix 1.

Early in the planning stages of Mulatos, it was recognized that some of the ore contained sulfides that could significantly reduce metal recovery and consume reagents if stacked and leached higher than 30 meters (AGRA, 1997; Alamos, 2008). AGRA’s original design of the HLF envisioned inter-lift liners every 18 meters (every 3 lifts) of heap height to “minimize reagent consumption and acid generation” (AGRA, 1997). Alamos’ updated stacking plan (Alamos, 2008) defined the location and elevation of inter-lift liners as follows, and as shown in Figure 2 of Appendix 1:

¡

Inter-lift Liner 1 - a sloping liner installed after re-sloping spent ore in the Phase 1 pad area. The sloping liner extended from the leach pad liner on the valley floor and up the heap slope to about El. 1467 m, encapsulating all ore previously placed and leached. Constructed concurrently in Spring 2008 with the Phase 1 pad expansion, the combined inter-lift liner/liner expansion provided a new lined pad to stack and leach ore and precluded contact of the underlying encapsulated ore with fresh leach solution.

¡

Inter-lift Liner 2 - a relatively flat liner installed over ore in the Phase 1 pad at El. 1467 m. covering approx. 250,000 square meters (sq.m.) of previously placed and leached ore that had been stacked to a maximum depth of about 42 meters at the time of liner placement. Inter-lift Liner 2, installed in 2009, was constructed to create eight cells, separated by 1 meter high lined berms, and each about 35,000 sq.m. in plan dimension. Three lined cells provided a

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lid to the ore placed between 2005 and 2008 below Inter-lift Liner 1, and the remaining five cells provided a lid to the ore that had been placed and leached subsequent to the 2008 pad expansion and above Inter-Lift Liner 1. Each of the eight cells has a unique collection pipe above the liner hydraulically separate from the other cells that allows delivery of pregnant solution developed from each cell to the ADR plant.

¡

Inter-lift Liner 3 - a relatively flat liner that will be installed on the surface of the ore in the Phase 1 pad at about El. 1495 m. to encapsulate four lifts of ore (about 28 meters) placed above Inter-lift Liner 2. When constructed, the Inter-lift Liner 3 area of about 150,000 square meters will be subdivided into five cells for solution control using the same concepts used for Inter-lift Liner 2 (Alamos, 2008). The elevation of this inter-lift liner has been subsequently changed to be constructed at El. 1488 m to encapsulate 3 lifts of ore and will extend across both the Phases 1 and 2 leach pads for a total area of 418,500 square meters.

Recent updates to the stacking plan prepared by Alamos have added two more planned inter-lift liners to allow stacking the heap higher:

¡

Inter-lift Liner 4 - a relatively flat liner that will be installed on the surface of the ore in the Phase 1 and 2 pads at about El. 1530 m. to encapsulate six lifts of ore (about 42 meters) placed above Inter-lift Liner 3. When constructed, the Inter-lift Liner 4 will cover a total area of about 189,580 square meters.

¡

Inter-lift Liner 5 - a relatively flat liner that will be installed on the surface of the ore in the Phase 1 and 2 pads at about El. 1551 m. to encapsulate three lifts of ore (about 21 meters) placed above Inter-lift Liner 4. When constructed, the Inter-lift Liner 5 will cover a total area of about 105,400 square meters.

A third pond, the Storm Event Pond (now referred to as Pond 3), was added in 2008 south of the two existing Phase 1 ponds. With the addition of the Storm Event Pond 3, the existing Intermediate/Event Pond 2 became a dedicated Intermediate Solution Pond. While not included in previous design documents, Alamos designed and installed the Storm Event Pond 3 to both add surge capacity during the wet season and extended periods of rain, and to provide additional process make-up water to reduce the volume of make-up water pumped up from the Mulatos River.

SRK Consulting (SRK) prepared a detailed design of the Phase 2 expansion of the HLF (referred to as the North Leach Pad) in 2009, which included publishing a design report, construction drawings, and technical specifications for construction (SRK, 2009). The SRK expansion used the Phase 2 expansion area identified by AGRA in 1997, located northwest of the Phase 1 leach pad across the drainage divide that hydraulically separates Phases 1 and 2. The SRK layout was similar to the AGRA layout of 1997, and design details for the lining and solution collection systems were

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similar to those used for the Phase 1 leach pad. The SRK design divided the Phase 2 pad into eight cells (of approximately 35,000 sq.m.) for increased control of pregnant solution (similar to Phase 1), and added three lined ponds downstream of the expanded leach pad: the Phase 2 North Pregnant Solution Pond (Pond 4), the Phase 2 North Intermediate Solution Pond (Pond 5), and the Phase 2 North Storm Event Pond (Pond 6).

The Phase 2 leach pad and ponds were constructed in the Spring and Summer of 2010 with substantial completion in the 4th quarter of 2010. Stacking started in early November 2010 using portable conveyors and the conveyor/stacker.

Similar to the practice planned for the Phase 1 leach pad, roughly horizontal inter-lift liners will be used in the Phase 2 pad at El. 1467 m and El. 1488 m. A portion of the El 1467 m inter-lift liner was installed in 2012.

The Phase 2 pad expansion, while designed for 286,000 sq.m., added about 312,000 sq. m. of leach pad, to provide a total lined leach pad area of 672,000 sq.m. Using the inter-lift liners, the SRK design allowed Alamos to stack ore for both Phases 1 and 2 to El 1523 m., resulting in a maximum heap height of 80 meters. With the Phase 2 pad expansion adding about 30 to 35 million tonnes of ore capacity and filling in old conveyor corridor on the Phase 1 pad, the Phases 1 and 2 leach pad under the SRK design would have a combined capacity of about 60 million tonnes, assuming a placed ore density of 1.65 tonnes per cubic meter, 2.5H:1V overall heap side slopes, and ore stacked to El 1523 m.

Planning by Alamos subsequent to the SRK Phase 2 design includes extending the heap upward from the planned maximum elevation of 1523 m to a maximum elevation of 1572 m through the use of the Inter-Lift liners 4 and 5 placed at El 1530 m and El 1551 m as shown in Figure 3 in Appendix 1. At a new proposed top elevation of 1572 m, the heap will have a maximum height of about 130 m and an ultimate capacity of about 70 million tonnes assuming a placed ore density of 1.65 tonnes per cubic meter and 2.5H:1V overall heap side slopes.

As of December 2012, 34 million tonnes of ore had been placed on the combined Phases 1 and 2 pads, providing an available capacity of about 36 million tonnes if stacked to El. 1572 m using the inter-lift liners described.

Alamos has identified a possible pad expansion area to the southeast of the Phase 1 pad (shown in Figure 3 of Appendix 1) that, if constructed, could hold an additional 9.5 million tonnes of ore.

The HLF site is near the head of two minor watersheds tributary to the Mulatos River, and storm water diversion systems have been constructed around the perimeter of the facilities to divert flows developing from a 100-year, 24-hour storm event of 122 mm falling on tributary areas upstream of the HLF (SRK, 2009).

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17.2.2	Lining Systems and Pad Overliner Solution Collection

Perched subsurface water was identified beneath the HLF prior to facility development at depths as shallow as 10 meters and to greater than 50 meters. Base lining systems were selected, designed, and constructed for both the heap leach pad and associated ponds that minimize the risk of impacting subsurface water with mining solution.

Underdrains were installed prior to mass grading of both phases of the HLF site and prior to liner construction in the base of the primary drainages that host the HLF. Underdrains were likewise installed in locations where springs were identified in valleys walls during construction, with these drains tied to the main valley drains. Valley drains emerge from beneath the HLF downstream of both the Phase 1 and Phase 2 ponds.

The base lining systems for both Phases 1 and 2 of the heap leach pad were constructed using a composite liner and drain system. The composite liner consists of a 2.0 mm high density polyethylene (HDPE) geomembrane placed above a minimum of 30 cm of a clayey soil compacted to have a permeability of not greater than 1 x 10-5 centimeters per second (cm/sec) (SRK, 2009). The 2.0 mm HDPE liner used for both phases of the leach pad was tested during the original design for puncture using bedding and cover soils that were to be used in construction with results indicating adequate puncture resistance when tested under heap pressures equivalent to 200 meters of ore (AGRA, 1997).

A layer of crushed rock or ore placed on top of the leach pad geomembrane liner serves to both protect the geomembrane from mechanical damage and to direct solution as a drainage layer to a system of gravity collection pipes placed within the drainage layer above the geomembrane. The Phase 1 drainage layer was designed to be placed to a minimum thickness of 60 cm, but was reported by Alamos to have potentially been placed to as thick as 2 meters. The material used for this drainage layer was manufactured on-site by screening a colluvial soil that was mined as pit overburden. Crushed ore manufactured in the mines production crushing facilities was placed to a minimum depth of 1 meter for the Phase 2 drainage layer. A permeability of 5 x 10-3 cm/sec was assumed for the drainage layer during Phase 2 design for gravity collection pipe design (SRK, 2009).

A gravity pipe network placed above the base liner (within the drainage layer) collects pregnant solution and coveys it to the ADR plant. Both corrugated polyethylene (CPE) and high density polyethylene (HDPE) pipe were used in the gravity collection pipe systems for both Phases 1 and 2, and above the inter-lift liners. CPE pipe is dual-wall, with an exterior corrugated wall and an interior smooth wall. In Phase 1, significant drainages were fitted with Primary/Secondary perforated CPE pipes of increasing diameters of 300 mm, 380 mm, 450 mm, and 600 mm, as areas tributary to the Primary/Secondary pipes increased. Two 600 mm diameter pipes exited the toe of the Phase 1 heap, with each pipe tight-lined into a 600 mm non-perforated HDPE pipe, that in-turn transmits flows to the Pregnant Pond. A network of 100 mm perforated CPE

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Tertiary pipes were installed for the Phase 1 pad at a spacing of 12 meters. For Phase 2, each leach pad cell has a Primary pipe that originates within the cell and carries flows to the ADR plant. The Primary pipe is either 300 mm or 380 mm diameter DR21 HDPE. Either 300 mm or 380 mm CPE pipe serve as Secondary collection pipes and extend out from the Primary pipe in each cell. Tertiary piping is distributed across the leach pad at a regular spacing of 10 meters (Phase 1) to 6 meters (Phase 2) and provides the primary means of collecting and distributing solution above the liner to the Primary and Secondary piping. Phase 2 Tertiary piping is 100 mm CPE pipe, similar to that used for Phase 1.

Inter-lift liners are being constructed using 1.0 mm LLDPE geomembrane. After grading and sloping the leached ore for both drainage and stability, the crushed ore surface is smoothed, and the liner installed on the smoothed surface. A similar pipe and cover system was installed above the El. 1467 m. inter-lift liner as was used for the Phase 2 leach pad, which includes installation of a network of Tertiary 100 mm perforated CPE pipes spaced at 5 meters, and feeding progressively larger Secondary 250 mm, 300 mm, and 380 mm diameter perforated CPE pipes. Collection piping is placed within a 1 meter thick layer of crushed and agglomerated ore. The 380 mm CPE pipes that exit each cell are tightlined to 400 mm non-perforated HDPE pipes at the cell outlet, and in-turn deliver pregnant solution from each cell to a Pregnant Pond (South Pregnant Pond 1 for Phase 1 and North Pregnant Pond 4 for Phase 2). The 1.0 mm LLDPE geomembrane used for the inter-lift liners may not be as robust as the Phases 1 and 2 lining systems, but it is not intended to serve as an environmental barrier, which is provided by the 2.0 mm HDPE base liner. Similar construction is planned to be used for the remaining inter-lift liners at El 1488 m, El 1530 m, and El 1551 m.

The Pregnant Solution (Pond 1), Intermediate Solution (Pond 2), and Storm Event Ponds (Pond 3) of Phase 1 were constructed with a double lining system fitted with a leak detection system between the two liners. After mass grading and shaping of the ponds had been completed, a 15 cm thick fine-grained soil was placed as bedding for the lining system. A 1.5 mm HDPE geomembrane was placed on the bedding layer as a secondary liner, and a 2.0 mm HDPE liner was used as the primary pond liner. An expanded HDPE geonet installed between the two geomembranes conveys flows by gravity to a sump from which fluids can be detected and removed as needed.

The North Pregnant Solution Pond 4, Intermediate Solution Pond 5, and North Storm Event Pond 6 of Phase 2 were constructed with 1.5 mm HDPE geomembrane for the primary liner, and the secondary liner is a 1.5 mm HDPE drainliner which provides the separation necessary for leak detection between the two liners. The lining system was installed over a 30 cm soil bedding layer.

17.2.3	Crushing and Stacking

When stacking of the leach pad was initiated in July 2005, the planned crushing and conveying system had not been completed. In this early period of stacking, Run-of-Mine (ROM) ore was stacked on the lower lifts of the leach pad by end dumping with the

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mine’s fleet of 100 tonne mine haul trucks in lifts of between 6 and 8 meters. A three-stage crushing circuit was brought on-line in the 4th quarter of 2005 which reduced the ore to a product with 60 to 65 percent passing 3/8 inches. With the new crushing circuit, ROM ore placement ended in 2006. The crushed ore was not being agglomerated, and mine haul trucks continued to haul and place crushed ore on the leach pad, an operation that continued through the 1st quarter of 2008.

In December 2008, Alamos commissioned two drum agglomerators, an overland conveyor, and mobile (“grass-hopper” type) conveyors on the heap coupled with a conveyor-stacker. Stacking resumed in lifts of nominally 7 meters in thickness, and a stacking plan was formalized by Alamos in 2008 (SRK, 2008). Quaternary crushing started in December 2009.

Quaternary crushing currently produces a product with 90 to 94 percent passing 3/8 inches. Agglomeration with about 4 to 5 kilograms per tonne (kg/t) lime and 3 kg/t cement binds the naturally occurring and crusher-produced “fines” to the larger ore particles to enhance percolation, as well as raising the pH of the solution. Lime is added to the ore on the conveyor belt after quaternary crushing and before passing through one of two parallel drum agglomerators. The cement is added just prior to the drum agglomerators and barren solution is added within the drum agglomerators.

Under current practices, the surface of each lift of ore is being ripped immediately prior to stacking the subsequent lift. Ripping extends to a depth of about 80 cm using a 3-shank ripper bar mounted on a CAT D-6 track-dozer. During Golder’s April 2010 and October 2012 site visits, the ore appeared to leach well, and there were no signs of ponding on the heap in areas under leach.

With the progressive addition of crushing, conveyors, inter-lift liners, and more aggressive management of stacking and leaching, ore placement and processing has increased from 10,000 tonnes per day in 2005 to the current rate of about 20,000 tonnes per day.

17.2.4	Leaching and Solution Management

Ore is leached using an array of wobblers at a unit application rate of about 8 liters per hour per square meter. Production goals are to leach up to 120,000 square meters of ore at any time, and ore is typically leached in a single cycle for a period of at least 120 days. Pregnant solution is processed through the ADR plant at a total throughput process rate of 16,000 cubic meters per day. At this process rate, the solution draining from about 80,000 square meters under leach is passed through the ADR plant, while the solution draining from about 40,000 square meters reports to an Intermediate Solution Pond for re-application to the heap.

After draining through the heap, pregnant solution is collected in the above-liner drainage system separated into hydraulically-isolated cells. Solution from each cell is piped to a launder (switching system) that allows the operator to pass flows directly to

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the appropriate Pregnant Solution Pond (Pond 1 or Pond 4) for processing through the carbon-in-column train and ADR Plant, or to direct flows to the Intermediate Solution Ponds (Ponds 2 or 5) for re-circulation back to the heap. Flow into the North Pregnant Solution Pond (Pond 4) is pumped to the South Pregnant Solution Pond (Pond 1) and the ADR plant.

After metals are removed through carbon adsorption and subsequent stripping, barren solution is transferred to a Barren Tank at the ADR Plant site, sodium cyanide added, then pumped to the heap for application. A second train of carbon columns was added in the 4th quarter of 2010.

The Mulatos Mine is in a net-evaporation setting and the as-delivered ore moisture content of 3 to 4 percent requires significant water addition during processing and leaching to overcome the specific retention of the ore. Except during extended periods of precipitation, make-up water must be constantly added to sustain processing. In 2008, Alamos constructed an additional lined pond South of the Phase 1 process ponds (Pond 3) to store water during the wet season and during periods of high rainfall runoff from the leach pad. Make-up water is from accumulations in the new pond during wet weather, and from 5 to 6 pumps pumping from the Mulatos River, feeding two booster pumps, which in-turn send the water up to the process facility.

17.2.5	Stability Analysis Review

Stability of the leach pad has been reviewed twice during development of the HLF. AGRA conducted stability analyses for both phases of the leach pad during the original design of the HLF to define design parameters ore side slope and base liner grade, and to select an appropriate lining system (AGRA, 1996; AGRA, 1997). SRK reviewed heap leach pad stability of the Phase 2 leach pad during Phase 2 design (SRK, 2009).

AGRA Stability Analyses (1996)

AGRA performed a detailed stability analysis for the original design of the heap leach pad. Static and dynamic stability analyses were performed using limit equilibrium methods for the south side of the heap where a sloping liner would create worst-case loading conditions. Analyses were performed on 2.5H:1V overall heap slopes and a maximum heap height of 66 meters. Because the leach pad design incorporated an underdrain system that would prevent significant pore water pressure in the ore above the liner, and because segregation of ore was not considered likely, the analyses were conducted assuming drained conditions (AGRA, 1996). The analyses assumed that the leach pad would be graded to provide a 1.5 percent liner slope extending from the lowest toe of the heap to 58 meters in from the toe of the heap.

AGRA analyzed the heap for earthquake loading using deformation analyses. A desk-top seismic risk evaluation using the available historic database and accepted

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probabilistic methods resulted in use of a peak earthquake acceleration at the site of 0.14 gram.

¡	Material Shear Strength Parameters

At the time AGRA completed their design, ore had not yet been mined and crushed. AGRA assumed shear strength properties for the ore based on review of available technical literature. AGRA referred to literature containing strength data for quarried rock and gravels and assigned the following shear strength envelope to the ore as a function of heap height:

¡	0 - 14 meters (42 Degrees)
¡	14 - 28 meters (39 Degrees)
¡	28 - 42 meters (37 Degrees)
¡	42 - 56 meters (36 Degrees)

AGRA also considered the effects of weathering and chemical alteration of the ore to long-term ore strength. To offset the potential loss of shear strength due to weathering, AGRA referenced a study on the performance of waste rock dumps (Call, 1985) that indicated cementation and cohesion are produced during the weathering process which tends to compensate for the reduction in friction angle due to weathering (AGRA, 1996).

AGRA performed a single interface direct shear strength test to determine the interface shear strength between a sample of 2.0 mm HDPE geomembrane and a sample of a proposed low permeability soil bedding. The bedding material tested was reported as being a silty sand with no plasticity. Tests results indicated an interface strength characterized with a friction angle of 30 degrees and slight cohesion. To be conservative, AGRA used an interface shear strength characterized by a friction angle of 20 degrees and no cohesion for stability analyses.

¡	Results

AGRA’s static analyses indicated an acceptable factor-of-safety greater than 1.3. The deformation analyses used to model earthquake loading indicated that deformation would be negligible during the design earthquake. The stability methods employed were typical of industry standards, and the findings appear reasonable.

SRK Stability Analysis (2009)

SRK completed stability analyses during design of the Phase 2 heap leach pad expansion (SRK, 2009). Analyses were performed using a finite-element computer model that models both shear deformation and elastic deformation. Analyses evaluated a pad section at the north end of the leach pad to model worst-case pad geometry. Analyses were performed using slopes between interlift liners of 2.5H:1V, and overall slopes (from ultimate crest to toe) of about 2.7H:1V, as well as a maximum heap height

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of 100 meters with ore stacked to a maximum elevation of 1523 m. SRK likewise assuming drained conditions in the ore. The SRK reporting does not indicate an assumed liner toe grade, but design drawings indicate that the Phase 2 leach pad would be graded to provide a 3 to 4 percent liner slope extending from the lowest toe of the heap to about 60 meters in from the toe of the heap.

SRK analyzed the heap for earthquake loading using pseudo-static analyses by input of a loading parameter of 0.075. Since no seismic risk evaluations were performed for their work, it is assumed that the loading parameter was selected by factoring the peak bedrock acceleration reported by AGRA (AGRA, 1997) by 50 percent.

¡	Material Shear Strength Parameters

SRK assumed a strength parameter for the crushed and agglomerated ore characterized by an internal friction angle of 30 degrees and no cohesion.

SRK performed liner interface shear strength tests to determine the interface shear strength between 80 mil Linear Low-Density Polyethylene (LLDPE) geomembrane and underlying low permeability soil liner material. HDPE geomembrane was ultimately used as the leach pad base liner. HDPE geomembrane generally exhibits lower interface shear strengths than LLDPE, and SRK used strength parameters for stability analyses characterized by an interface friction angle of 16 degrees and no cohesion between the HDPE liner and underlying soil bedding layer (SRK, 2009).

¡	Results

SRK did not present their stability findings, but reported that their analyses resulted in static factors-of-safety greater than 1.3 and pseudo-static factors-of-safety greater than 1.1 (SRK, 2009), commonly-accepted design criteria.

Stability Analyses Discussion

¡

The geometry of the lining system, the geometry of the heap, and apparent drained nature of the ore being leached at the Mulatos Mine are favourable for a stable heap. Golder observed no signs of instability of the Phases 1 and 2 heaps during the April 2010 and October 2012 site reviews. The stability analyses, as well as the work supporting the stability analyses, performed to-date fall short of documenting this expected positive performance.

¡

The shear strength of the ore has not been confirmed through strength testing. For a crushed and agglomerated ore, the SRK-assumed strength parameters are considered conservative. The AGRA-assumed strength parameters are not considered conservative.

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¡

The liner interface shear strength testing performed to-date by both AGRA and SRK has not been applicable to final concepts used for design, and the test results do not support assumed strength parameters used in the stability analyses. The AGRA testing was performed under vertical stresses equivalent to a 27 meter high heap, which can result in over-prediction of shear strengths than if tested under stresses equivalent to a 100 meter high heap. AGRAs single interface shear strength test was performed using a bedding soil sample classified as Silty Sand with no plasticity, a material that would be expected to provide relatively high interface strength when compared to soils that exhibit some or moderate plasticity. Golder has seen no as-built documentation of either the Phase 1 or 2 pads, so cannot confirm that the soil type used for the AGRA test is applicable to the soil used during construction. The SRK interface testing used a soil with significant clay content, and it is presumed that this soil type is more applicable to that used in construction. The SRK interface testing was performed on LLDPE geomembrane, and not on the HDPE geomembrane that was actually used for Phases 1 and 2 construction, and SRK provided no interface strength test data for the HDPE that was used. The SRK testing was also performed under vertical stresses equivalent to a 50 meter high heap. It appears that both SRK and AGRA recognized that these testing factors and methods led to an over-prediction of shear strength, so made more conservative strength assumptions for input into stability models.

¡

The Phase 1 stability analyses assumed a 66 meter maximum heap height, and the Phase 2 stability analyses assumed a 100 meter maximum heap height. Stability analyses have not been conducted for either the Phases 1 or 2 leach pads to the currently-planned ultimate heap elevation of 1572 m. The increased risk of instability by increasing the heap height is not considered high provided the drainage system above the base lining system and the inter-lift liners can maintain free drainage under these heap heights.

¡

Stability analyses were not completed for the ponds. The internal slopes of the ponds have been sloped to grades typically used in the mining industry for lined ponds, so are considered safe. The downstream south-facing slope of the Phase 1 Make-up Water Pond appears steep (at angle-of-repose) with little offset from the pond crest. Focused stability analyses of this slope would confirm that it provides suitable factors-of-safety against a breach in the pond liner.

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17.2.6	Solution and Emergency Storage Pond Sizing

Phase I (South Ponds) - South Pregnant Solution Pond 1, South Intermediate Solution Pond 2, and South Storm Event Pond 3

Solution and emergency storage ponds for the South Phase 1 pad were designed to contain the following combined storage allocations:

¡	Operating inventory of 9,432 m3, at a normal operating depth of 1.7 m;

¡	24 hours drain down from the Phase 1 pad due to loss of pumps or power at a drain down date of 37,440 m3/day; and

¡	Precipitation run-off to the ponds resulting from a 100-year, 90-day wet season from the Phase 1 lined leach pad footprint area and lined pond surface.

According to the design report (AGRA 1997):

¡

The South Pregnant Solution Pond 1 was designed for a capacity of 48,337 m3 with a total design capacity with zero freeboard of 55,424 m3 which corresponds to an approximate freeboard depth of 0.7 m, as shown in Table 17.1.

¡

The South Intermediate Solution Pond 2 (designed by AGRA as the Event Pond) was originally designed for a required storage capacity 61,000 m3 , with a total design capacity to the top of the freeboard of 77,922 m3 which corresponds to an approximate freeboard depth of 1.4 m.

Table 17.1 South Pregnant Solution Pond 1
Storage Allocation	Design Volumes (m3)
Operating Inventory [1]	9,432
Power/Pump Loss Volume [2]	37,440
Direct Precipitation [3]	1,465
Total Design Requirement	48,337
Recommended Freeboard Capacity[4]	7,086
Notes: [1] 1.74 m of pond depth; 6 hours storage at 26 m3/min
[2] 24 hours at 26 m3/min
[3] 100 year-24 hour storm on lined pond area (122 mm)
[4] presented as design capacity with zero freeboard is 55,424 m3

Construction of the South Storm Event Pond 3 allowed the Pond 2 to be used as the Intermediate Solution Pond, and added emergency storage.

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Phase II (North Ponds) – North Pregnant Solution Pond 4, North Intermediate Solution Pond 5, and North Storm Event Pond 6

The North solution and emergency storage ponds were designed to contain the following combined storage allocations:

¡	24 hours drain down from the Phase 2 pad due to loss of pump or power;

¡	Precipitation run-off to the ponds from the 100-year, 24-hour storm event falling on the lined Phase 2 leach pad and ponds areas; and

¡	A minimum pond freeboard depth of 1.33 m for the North Pregnant Solution Pond 4 and 0.95 m for the North Storm Event pond 5.

According to the Phase 2 design report (SRK, 2009):

¡

The North Pregnant Solution Pond 1 is required to have 22,281 m3 with a total design capacity with zero freeboard of 28,176 m3 which corresponds to a freeboard depth of 1.3 m, as shown in the Table 17.2

¡	The North Storm Event Pond was required to have 60,564 m3 with a total design capacity with zero freeboard of 68,256 m3 which corresponds to a freeboard depth of 0.95 m.

Table 17.2 North Pregnant Solution Pond 4
Item	Design Volumes (m3)
Operating Inventory	NA [1]
Power/Pump Loss Volume [2]	NA [1]
Direct Precipitation	NA [1]
Total Design Requirement	22,281
Recommended Freeboard Capacity [3]	5,895
Notes: [1] Not documented in design report (SRK 2009)
[2] based on 24-hr solution draindown (SRK 2009)
[3] based on a minimum freeboard of 1.3 m, capacity with zero freeboard is 28,176 m3

During Phase 2 construction in 2010, Alamos added the North Intermediate Solution Pond 5, which is similar in geometry and capacity to the North Pregnant Solution Pond 4. We understand that there were no storage allocation design criteria established for the North Intermediate Solution Pond 5.

Pond Capacity Reconciliation

Table 17.3 summarizes both the designed and constructed storage volumes of the six ponds associated with the HLF.

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Table 17.3 Pond Volume Summary
Pond Description	Designed storage capacity[1] (m³)		Total volume from design drawings[2] (m³)		Total volume from as- constructed drawings[3] (m³)	Difference between designed capacity and constructed volume (m³)
Phase 1 South Pregnant Solution Pond 1	48,337		43,513		46,139	- 2,198
Phase 1 South Intermediate Solution Pond 2	61,069		76,916		64,806	3,737
Phase 1 South Storm Event Pond 3	N/A	[4]	184,577		165,806	165,806
Phase 2 North Pregnant Solution Pond 4	22,281		21,273		20,432	- 1,849
Phase 2 North Intermediate Solution Pond 5	N/A	[4]	N/A	[4]	18,451	18,451
Phase 2 North Storm Event Pond 6	60,564		59,756		38,611	- 21,953
Total	192,251		386,035		344,151	151,900

    Notes:  1  from design reports, volume not including freeboard

[2]	volumes are estimated using the design drawings, volume below spillway. If there is no exit spillway then the volume was estimated to the crest of the pond
[3]	volumes are estimated using the as-built survey drawings, spillways are not shown on drawings, volume
[4]	design information was not provided

Solution Conveyance between Phases 1 and 2 Ponds

The pregnant solution that is collected in the North Pregnant Solution Pond 4 and Intermediate Solution Pond 5 and pumped to the South Pregnant Solution Pond 1 and Intermediate Solution Pond 2 (or to the heap), respectively, is pumped via two 400 mm (16 inch) diameter HDPE pipes (one from each solution pond). Each pond has a floating barge-mounted vertical spindle pump that is capable of pumping the design flow of 16,000 m3 per day. The solution conveyance pipeline is approximately 1,780 m long and runs along the east perimeter of the HLF. The pipe is DR11 HDPE for the first 200 m section nearest the north ponds (subject to the highest pressure). The remaining 1,580 m of pipe is DR21 HDPE. The solution conveyance pipeline is contained within the lined leach pad containment.

The solution pumps in the north ponds provide some redundancy. The North Pregnant Solution Pond 4 and North Intermediate Solution Pond 5 each have 16,000 m3 per day pump capacity. If the pump in the Pregnant Solution Pond 4 were to fail, the solution can be pumped to the plant via the North Intermediate Solution Pond 5.

There are backup generators near the ADR plant.

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Pond Storage Discussion

Golder has not conducted a water balance for the Mulatos HLF, but has reviewed the design criteria and general approach to sizing the solution and event ponds. It appears that the ponds (North and South) have been sized in accordance with generally-accepted practices currently in use in the mining industry. Alamos maintains a spreadsheet-based water balance (Mulatos Water Balance) that tracks water usage and predicts water needs based on average historic weather conditions. Alamos has recently retained SRK to prepare a probabilistic-based water balance, and a draft of that balance has been prepared and is currently being refined.

It appears that the HLF has sufficient water storage capacity primarily due to the addition of the South Storm Event Pond 3 and North Intermediate Solution Pond 5. These two ponds do not have specific design criteria for operation or for storage of water developed during upset conditions. Additionally, there has not been a consistent method of pond sizing for Phases 1 and 2 that establishes minimum, normal, and maximum pond depth, operating and emergency storage volume requirements, and pipe, pump and valve inspection and operating protocol

Site personnel appear to have an understanding of fluid management for the HLF and have informal emergency response procedures that can be implemented during upset conditions. Golder recommends that a written Fluid Management and Emergency Response Plan be prepared that describes leach pad fluid management during normal conditions, as well as during upset conditions that could include severe rain events, prolonged wet weather, power outages, or breaks in pressure piping.

17.3	High Grade Mill (Gravity Plant)

The following paragraphs describe the recently installed high grade mill (gravity plant) for the production of a primary gold concentrate which is followed by intensive leaching and direct electrowinning (DEW) processing to produce a final gold doré product.

The proposed processing plant is designed to process up to 50 dry metric tonnes (1000 tpd at 80 percent availability) per hour. The plant recovers the gold into a gravity concentrate, using rougher and cleaner Inline Pressure Jigs (IPJs) in combination with a batch centrifugal concentrator (BCC). The gravity tails are dewatered and conveyed to the heap leach stacking system, while the high grade gold concentrate is transported to a separate site, where it is intensively leached using Inline Leach Reactors to produce a pregnant solution that is treated using direct electrowinning. Any residual gold in solution is scavenged using the existing plant’s carbon circuit. The overall plant flowsheet is presented in Figure 17.2.

17.3.1	Stockpile

High grade ore which has been crushed to P80 75 mm, is diverted to a stockpile located near the gravity circuit. Ore is then withdrawn from the stockpile at the rate of 50

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tph by one of three vibrating feeders located along a reclaim tunnel. The reclaim conveyor delivers ore to the gravity primary feed conveyor.

17.3.2	Secondary Crushing

The primary feed conveyor is equipped with a weightometer and a belt magnet to remove tramp metal. The ore is delivered to the cone crusher, operating in open-circuit. The ore is discharged onto another belt conveyor where it is carried to the double-deck wet primary screen.

17.3.3	Tertiary Crushing and Screening

The wet primary screen oversize ore is transported via a conveyor to feed the vertical shaft impactor (VSI). The screen undersize reports to the rougher IPJ feed pump box. The VSI discharge is conveyed back to the primary screen feed conveyor.

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17.3.4	Primary Gravity Concentration

The primary screen underflow pump delivers slurry to the rougher In Line Pressure Jig for concentration of coarse gold. The IPJ tailings are transported under pressure to the BCC where any fine gold that was not captured in the jig can be recovered. The rougher IPJ concentrate is transported by pressure to the cleaner IPJ and reduced down to approximately 4.3 percent of the total feed mass. The heavy material is continuously discharged via the concentrate outlet. The lighter fraction, known as gangue or tailings, from the cleaner IPJ is discharged to the primary screen and exits the unit under pressure.

17.3.5	Gravity Tailings Dewatering & Handling

The tailings or gangue from the gravity circuit reports to the dewatering screen underflow sump, from where it is pumped to a bank of three 250 millimeter dewatering cyclones. The overflow solution from the cyclone is sent to a 6 meter high rate thickener, and the underflow is pumped to the screen feed box, while the thickener overflow is sent back to the process water tank. The cyclone underflow reports, along with the thickener underflow, to the dewatering screen. The dewatered screen oversize material can be diverted to either the main heap stacking conveyor if in operation, or be diverted to a stand-alone stockpile where they can be later reclaimed in the event that the heap stacking conveyor is stopped.

17.3.6	Concentrate Leaching and Electrowinning

Gravity concentrates from the IPJ and Falcon are combined in a concentrate holding tank prior to being loaded into tanker trucks and transported to the leach site. At the leach site they will be unloaded and leached in two batch Intensive Leach Reactors.

The concentrate is transferred from the concentrate transport truck (tanker) using an eductor and water injection system. The concentrate can be discharged to either of the two ILR feed cones.

The solids are first loaded into the drum then mixed with stored wash solution from the previous ILR batch. Leaching proceeds by circulating the solution through the rotating drum containing the solids while adding oxygen. After 6 hours the drum is stopped and the solids allowed to settle, while flocculant is added to produce a clear pregnant solution which is collected in the solution tank. The clear pregnant solution is transferred to the electrowinning feed tank. Wash solution is then added to the drum from the Electrowinning Barren Solution tank and mixed with the solids. After mixing the wash solution is clarified and stored in the solution tank to be used as leach solution in the next batch. The solids are then emptied from the drum by reversing the drums rotation and adding solution.

The leach tails are pumped to one of two residue cones from where it is transferred into a transmixer truck for haulage to the heap leach pad.

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The pregnant solution from each batch is pumped from the EW Feed tank via the electrowinning cell and into the EW Barren Solution Tank. Once the EW Feed Tank is empty, the solution is recirculated from the Barren Solution through the cell until the gold is recovered. When the gold has been recovered from the solution, it is used as wash water in the ILR to make use of residual regents. Excess solution is pumped to the Heap Leach PLS system.

The electrowinning cell is a sludging cell using woven stainless steel cathodes and operates at 3,500 Amperes. The sludge is educted from the base of the cell into a collection cone below the cell and then filtered using a filter press.

17.4	Water Treatment Plant

The overall water treatment plant flowsheet is presented in Figure 17.3.

Acid mine drainage (AMD) from the Mulatos area is collected and neutralized with lime at the water treatment plant. The treated water is released and metals precipitated from the water during the treatment process are hauled to a mine waste dump for disposal. The following describe the process in more detail.

The installed water treatment plant is designed to operate as a “high density sludge” metals removal system using sludge recycle to increase the density of the precipitates resulting from the lime neutralization process. Influent water is neutralized in Neutralization Tank #1 by adding a lime /sludge mix from the alkalization tank. The AMD water pH is raised to 8.0 to 8.5 in Neutralization Tank #1 and a final pH of 8.5 in Neutralization Tank #2. Each neutralization stage is mechanically agitated with an operating volume of 216 cubic meters. The pH 8.5 slurry discharges neutralization tank #2 and flows by gravity to a 24.4 meter diameter clarifier where solids are allowed to settle. A portion of the settled clarifier sludge is pumped to the mechanically agitated Alkalization Tank (17.7 cubic meter operating volume), and the clear treated clarifier overflow solution is discharged by gravity from the clarifier. Milk of lime is added to the clarifier underflow sludge in the Alkalization Tank and the tank discharge is then added back to neutralization tank 1 and or #2 as necessary to maintain the proper pH.

Lime is slaked to produce milk of lime slurry for use at the water treatment plant. Two milk of lime circulation pumps are available for redundancy. Average flow of Milk of Lime for plant operation was 11.56 cubic meter per hour at approximately 10 percent solids.

The feed water is pumped to the water treatment plant from the AMD pond. A centrifugal pump is used to transfer feed water to neutralization tank #1. The feed water pH is measured via an in-line pH probe in the line feeding the Neutralization Tank #1. During 2012, average plant feed was 1,000 gpm and 2.80 pH.

During 2012 the maximum clarifier underflow was 360 gpm. A portion of the clarifier underflow is pumped to the alkalization tank. The remaining clarifier underflow is

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pumped to filter press for solid-liquid separation. The filter cake is transferred by belt conveyors to a storage area near the water treatment plant before final disposal with the mine waste.

An anionic low molecular weight polymer is added to the clarifier feed to enhance the clarification process.

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18.0   INFRASTRUCTURE

18.1	Access to the property

Access to the property is described in Section 5.1.

18.2	Electrical Power and Electrical Control System

Power supply for the Mulatos mine is generated on-site with diesel generators, since no utility grid power is available. There are two generating stations in operation.

The original power station installed in 2004 is generating 8.7 MW at full capacity, supplying power to the ADR plant, Heap leach pad, Agglomeration, camp facility, overland and stacking conveyors. A second power generating station was installed in 2009 adjacent to the crushing plant and is capable of generating 6.5 MW. This power is supplied to the offices, shops, fresh water pumping, gravity and crushing plants. There is space in the generator building to add an additional generator for future expansion.

There is also additional remote power generation capacity on site including the 300kW diesel generator which provides backup power to the camp site. There are also backup diesel generators installed at the ADR plant and the solution ponds. Most diesel generators are rated 4160V. The camp, ADR and solution pond backup generators are rated at 480V. Power is distributed on site via 4160V or 13800V overhead lines and underground duct-banks, and then stepped down to 4160V or 480V as required.

A computer based data gathering system, Supervisory Control and Data Acquisition System (SCADA), is incorporated in the control and monitoring of all operations individually. The SCADA comprises of programmable logic controllers (PLC) for respective areas which collect and analyze input/output (I/O) signals from field instruments, switchgear and motor control centers.

18.3	Fresh Water Supply

The fresh water delivery system was installed in 2004 with 500 gpm capacity from the river to the mine facility. The original pumping system consisted of two pump stations, one at the well site and one booster pump station. This fresh water pumping system delivered water to the mine head tank as well as the fire water pond. The fresh water system was upgraded in 2012 to 700 gpm (44.2LPS) capacity to the mine head tank and the fire water pond.

18.4	General Infrastructure Improvements

Following is a list of general infrastructure capital upgrades or improvements since the plant started up;

¡	Mulatos received ISO 9001 certification in 2008

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¡	A Pemex gas station, heavy and light duty shop and vehicle wash bay were installed on site

¡	Additional camp space for management, staff and mining contractor have been installed as required.

¡

New management, engineering and maintenance office and warehouse have been installed overlooking the crushing plant. The associated outside lay down yard adjacent to the warehouse has also been upgraded and partially covered.

¡	A new WTP has been installed on site.

¡	A new laboratory was constructed close to the Process plant.

¡	Security has been upgraded and a new police station installed outside the front gate. The entire perimeter is fenced and monitored by security.

¡	Three Exploration storage sheds have been installed

¡	Sport courts, a new soccer field, recreation and exercise rooms have been installed

¡	A 100 ton crane was purchased to assist maintenance.

¡	A generator rebuild maintenance building has been constructed and generator repair is now done in-house

¡	New lunch rooms at the mine and laboratory have been installed.

¡	A new administration office, logistics office, and warehouse were constructed in Hermosillo in 2011 for Minas de Oro Nacional.

¡	A new green house and nursery have been installed.

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19.0   MARKET STUDIES AND CONTRACTS

19.1	Markets

Gold is produced at the Mulatos mine in dore form, containing approximately 50-85 percent gold by weight. Gold dore produced is shipped to the Johnson Mathey refinery in Salt Lake City, Utah for final processing prior to sale, and refined to market delivery standards. The Company believes that, because of the availability of alternative refiners, no material adverse effect would result if the Company’s refiner was unable to process its product.

Refined gold, and to a lesser extent silver, is sold to several qualified counterparties for a price that is readily quoted and fluctuates daily. Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Because there are a large number of available gold purchasers, the Company is not dependent upon the sale of gold to any one counterparty.

The Company can sell all of its refined metal at the quoted price or contract for a fixed price for future delivery. The Company has not historically had significant forward gold sales or other gold hedge positions outstanding.

19.2	Contracts

The Company has various contracts in place to support its mining operations and development activities; all contracts in place have terms and rates consistent with industry norms.

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20.0   ENVIRONMENTAL STUDIES, PERMITTING AND

SOCIAL OR COMMUNITY IMPACT

This chapter outlines the major environmental and socio-economic issues that might result from and/or affect the mine operations. The current environmental conditions at the site plus the potential environmental impacts from mining operations are summarized in Section 20.1. The waste and water management programs are summarized in Section 20.2. The regulatory framework and permit status are described in Section 20.3. The socio-economic program is described in Section 20.4. Mine closure is discussed in Section 20.5.

20.1	Environmental Studies and Issues

The Mulatos Mine is located in a rural area of the State of Sonora, Mexico, in a ranching area that has a low population density. Potential environmental impacts to surface soils, water, the ecology and air quality are mitigated as part of the mining operations.

Environmental baseline studies were prepared to characterize the environmental conditions of the area, including climate, fauna, flora (AGRA Ambiental, 1995) and hydrology (Water Management Consultants, 1997), and were summarized in the Feasibility Study prepared by M3 Engineering & Technology Corp (2004d). The environmental conditions are summarized below.

20.1.1	Climate

The project area lies in a temperate sub-humid climate zone. The mean annual temperature at Mulatos is approximately 19.6°C. The lowest mean monthly temperature of 12.8°C occurs between December and February, while the highest mean monthly temperature of 25.4°C occurs between June and August, according to the climate data provided by MON. The lowest minimum temperature recorded between December and February during the 20 years of data from the weather station at the Mulatos Town was -5 C.

Rainfall at the site shows marked seasonal variation that is characteristic of all of northwestern Mexico. Dry westerly airflow dominates for most of the year except from late June to October, during which time about 75 percent of mean annual rainfall occurs. This seasonal precipitation regime is attributed to the Mexican summer storm season that starts in late June and generates intense rainstorms. The western flank of the Sierra Madre Occidental receives most of the rainfall.

Closure planning of AMD wastes can involve the use of an engineered store and release cover. The success of such a cover is dependent on several factors but a major consideration is the amount of precipitation and evaporation occurring at a site. Evaporation is driven by temperature.

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20.1.2   Temperature

The climate in the project area is moderate with summer temperatures averaging 25°C and winter temperatures averaging 13°C (M3 Engineering &Technology Corporation, 2004b). The temperature at the mine site ranges from 39.7°C to -5°C with a mean of 18.5°C, as shown in Table 20.1. The 1995-1996 minimum temperature data appear to be higher than expected for the area, and it may be that the data collected at the project site were not accurate.

Table 20.1 Maximum, Minimum and Mean Temperatures - Mulatos Mine
	Mulatos Town (1969-1989)			Project Site (1990-1991)			Project Site (1995-1996)
	Max.	Min.	Mean	Max.	Min.	Mean	Max.	Min.	Mean
January	30.0	-5.0	10.1	28.0	-3.0	11.7	13.3	11.3	12.3
February	32.0	-5.0	12.3	28.0	-1.0	13.3	16.1	14.4	15.3
March	34.0	0.0	16.6	N/A	N/A	N/A	16.5	16.3	16.4
April	37.0	2.0	19.7	33.0	2.0	18.6	20.4	18.1	19.2
May	42.0	8.0	22.9	30.0	0.0	14.3	25.1	21.7	23.4
June	45.0	10.0	25.9	41.0	16.0	26.8	25.9	25.8	25.8
July	48.0	12.0	24.8	32.0	18.0	23.5	23.4	22.5	22.8
August	38.0	15.0	23.7	33.0	14.0	22.6	**	22.4	22.1
September	40.0	8.0	22.5	34.0	14.0	23.2	**	21.1	21.5
October	42.0	4.0	19.1	33.0	7.0	20.4	21.0	20.1	20.0
November	34.0	-4.0	15.6	33.0	2.0	15.8	16.2	16.2	15.9
December	32.0	-5.0	9.6	29.0	-3.0	12.9	13.9	12.2	12.2
Average			18.6			18.5			18.6

** Equipment damaged due to lightning strike

(Source: M3 Engineering & Technology Corp., 2004d)

20.1.3   Precipitation

Precipitation data have been collected at seven meteorological stations in the Mulatos region, and were examined to identify suitable records for predicting rainfall at the site. The mean annual rainfall is estimated to be 806 mm. Precipitation varies widely in the region depending on location relative to mountainous areas and elevation. Year-to-year fluctuations can be extreme. Total annual precipitation based on the data recorded collected over 20 years ranges from 477 mm/year to 1,434 mm/year with a mean precipitation value of 813 mm. Maximum monthly rainfall occurs in July and August. The mean July and August rainfalls for the synthetic record represent 23.5 and 24.6 percent of the annual total and are estimated to be 189 and 198 mm, respectively. April is the driest month; with estimated mean rainfall of 8 mm. Roughly 90 percent of precipitation occurs during relatively short periods of intense rainfall when precipitation intensity can reach 0.44 mm/min.

As data is limited, a synthetic data record (Table 20.2) was generated between 1956 and 1987. This record has been supplemented with additional data up to 2007, supplied by Minas de Oro Nacional personnel.

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Table 20.2
Precipitation monthly averages, Mulatos Mine
Month	Precipitation (mm)
	Jan	Feb	March	April	May	June	July	Aug	Sept.	Oct	Nov.	Dec	Annual
1987	18	10	9	24	48	21	141	240	34	11	7	42	605
1988	18	4	0	23	0	6	347	162	63	41	0	40	703
1989	31	25	13	0	0	30	50	205	23	0	21	114	514
1990	5	81	16	2	0	72	413	196	108	70	41	170	1172
1991	28	55	65	0	0	27	222	326	208	4	56	107	1100
1992	84	58	46	31	37	37	222	333	86	36	2	112	1084
1993	86	109	2	4	25	42	219	255	101	56	26	19	944
1994	7	29	6	0	43	0	219	89	36	3	26	19	477
1995	17	102	24	0	0	15	192	248	83	0	81	15	777
1996	0	9	5	0	0	61	225	202	93	16	34	1	646
1997	8	13	27	41	38	48	178	214	146	43	54	110	920
1998	0	59	36	0	0	45	325	197	50	32	11	5	760
1999	1	1	2	0	0	86	268	170	93	6	4	11	642
2000	1	0	4	0	5	144	218	132	75	195	29	2	804
2001	19	43	9	0	16	125	207	146	110	5	0	14	694
2002	18	54	0	0	0	33	147	173	56	14	0	66	561
2003	12	74	13	19	2	55	147	215	59	53	3	0	652
2004	45	43	57	58	0	12	227	100	88	95	77	45	847
2005	202	100	0	0	43	21	276	345	49	0	0	20	1056
2006	0	0	3	0	26	104	292	303	167	122	0	64	1081
2007	278	5	22	0	0	106	507	324	77	0	44	71	1434
Average	42	36	27	9	11	50	203	196	98	50	33	54	813

* Average based on data between 1956-2007 (Source Minas de Oro Nacional, S.A); data between 1956 and 1994 based on WMC Report, monthly synthetic record; data between 1995 and 2004 based on daily record for Mulatos town; data between 2005 and 2007 based on daily record of Mulatos mine rain gauge.

20.1.4    Evaporation

The mean annual pan evaporation rate in the project area is estimated at 2,111 mm (Table 20.3). Evaporation generally coincides with an increase in temperature. The lower evaporation rates occurring in the summer months (July and August) have been attributed to an increase in cloud cover (Mulatos Feasibility Study, M3 Engineering & Technology, 2004b). Except for the months of July and August, evaporation exceeds precipitation. The data are not precise but do indicate that the greater portion of the precipitation falling in the project area is lost to evaporation.

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Table 20.3 Predicted Monthly Pan Evaporation - Mulatos Mine
Month	Average (mm)
January	92.9
February	113.9
March	176.7
April	242.1
May	316.9
June	321.8
July	193.5
August	166.9
September	163.8
October	151.2
November	98.8
December	73.1
Annual	2,111

    Source: M3 Engineering & Technology 2004d

20.1.5    Soils

A detailed assessment of the suitability of the soils for reclamation has not been carried out for the project area and much of the area has been disturbed. However, the undisturbed parts of the project area support a good plant cover, which suggests that at least the surface soils should be suitable for reclamation purposes. Where examined during the baseline studies, the soils are medium textured. They are alkaline, particularly at depth, and acid at the surface (pH 4.5). Since the pH of the mixed soils that have been salvaged and stored on site had a pH of 7.2, the mixing of the subsoil with the surface soils should improve the reaction (pH) of the soils, resulting in a better material for reclamation purposes.

Based on this information, the upper 50 cm of soils should be suitable as topsoil. Soil material below 50 cm should also be salvaged for reclamation. The deeper soil material can be used as a base for the topsoil or may be required to be used as a cover material as there will likely be insufficient topsoil to provide an adequate cover of the waste dump and heap leach facilities. Soil salvage depth is variable across the project area as much of the mine site area occurs on steeply sloping topography, leaving little opportunity for soil salvage. Slopes range from 22 to 70 percent. Boulders and bedrock exposure were noted on steeper slopes.

Topsoil/subsoil will be salvaged where possible prior to expansion of facilities, and stored where it will not be disturbed until required for reclamation. As much of the site is already disturbed, the goal will be to conserve as much of the topsoil (and subsoil) as possible from areas of future development. Other sources of soil material that can be used for reclamation include those from the graded areas along the roads. Due to the acidic nature of a great part of the waste materials, all soils in the vicinity of the mine will be sampled for acidity as they may be receiving dust high in acids and metals. As these are not acid generating, they can be effectively treated with lime.

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Where salvaged material is excessively stony, this material will be sieved. The sieved coarse fragments could potentially be used as a capillary break barrier.

20.1.6    Geology

The project geology is discussed in an earlier section of this report and is not reproduced here.

20.1.7    Geochemistry

The expected lithologies of the final pit was characterized by Placer Dome geologists as occurring in a reduced (sulfide) versus an oxidized state, and as showing argillaceous versus siliceous alteration.

For geochemical classification, the lithologies, oxidation states, and alteration types have been assembled into 12 domains. Acid-Base Accounting (ABA) results have been given by the laboratory in terms of these domains. Maps of expected final pit geology show that about half of the wall and floor area will be underlain by sulfide rock, and about half by mixed oxide-sulfide rock. Only a small area on the upper walls will be underlain by oxide rock. About two-thirds of the final wall and floor area is underlain by argillized rock, while about one-third has silicified rock. The areas of silicified rock correspond roughly to those in the mixed oxide-sulfide zone. The sulfide zone is roughly coextensive with the rhyodacite flowdome unit (Trf), but otherwise there is little correspondence between lithology and either alteration or oxidation state.

All samples had Net Neutralization Potential values less than zero, meaning that all rock represented by these samples is expected to be net acid generating (Morin and Hutt, 1995). Pyrite is visible in most of the samples, and buffering carbonate minerals are absent. If each of the samples represents the geochemistry of its domain, then nearly all the rock exposed in pit walls and floor is expected to be net acid-generating. Only the oxides at the pit rim (about 12.2 percent of the total pit area) are an exception. Morin and Hutt (1995) observed that “the potential for net acid generation and acidic drainage is obviously high”.

20.1.9    Seismicity

Located atop three of the large tectonic plates, Mexico is one of the world’s most active seismic regions. The relative motion of these crustal plates causes frequent earthquakes and occasional volcanic eruptions. Most of the Mexican landmass is on the westward moving North America plate. The Pacific Ocean floor south of Mexico is being carried northeastward by the underlying Cocos plate. Because oceanic crust is relatively dense, when the Pacific Ocean floor encounters the lighter continental crust of the Mexican landmass, the ocean floor is subducted beneath the North America plate, creating the deep Middle America trench along Mexico’s southern coast. Also as a result of this convergence, the westward moving Mexico landmass is slowed and crumpled, creating the mountain ranges of southern Mexico and earthquakes near Mexico’s southern coast. As the oceanic crust is pulled downward, it melts and the

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molten material is then forced upward through weaknesses in the overlying continental crust. This process has created a region of volcanoes across south-central Mexico known as the Cordillera Neovolcánica.

The Seismic Hazard and Relative Plate Motion Map shows the generalized seismic hazard and relative plate motion vectors as seen in Figure 20.1 (USGS, 2011).

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USGS
Seismicity of the Earth 1900–2010
Mexico and Vicinity
Compiled by Harley M. Benz, Richard L. Dart, Antonio Villaseñor, Gavin P. Hayes, Arthur C. Tarr, Kevin P. Furlong, and Susan Rhea
2011
PRE-INSTRUMENTAL SEISMICITY 1500–1899
UNITED STATES
MEXICO
PACIFIC OCEAN
Gulf of Mexico
MIDDLE AMERICA TRENCH
CAYMAN TRENCH
EAST PACIFIC RISE
Seismic Hazard and Relative Plate Motion
NORTH AMERICA PLATE
PACIFIC PLATE
COCOS PLATE
PROFILE A
PROFILE B
srk consulting
MULATOS CONCEPTUAL CLOSURE PLAN
USGS SEISMICITY - MEXICO
AUG. 2012
DHG
4
1

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20.1.10 Hydrology

As for any typical mining operation, the Mulatos Mine uses a fresh water source and influences the local hydrologic system. The local surface water and groundwater system were characterized prior to operations and is currently monitored on a routine basis for impacts. Surface water quality monitoring points are shown in Figure 20.2. The surface water and groundwater conditions are described below.

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MON 3B
MON 3A
MON 3
MON 10A
MON 15A
MON 15B
MON 15
Mulatos Wash
Mulatos
PILA PUEBLO
MON 10
Mulatos River
MON 13
MON 1
MON 12A
MON 12
PIL-6
PIL-5
PIL-4
MON 14
MON 11
MON 4
PIL-1
PIL-2
MON 6
PIL-3
MON 7
MON 8
MON 9
MON 2A
MON 2B
MON 2
N 3,175,000
N 3,172,500
N 3,170,000
N 3,167,500
N 3,165,000
srk consulting
LEGEND
MON 13 SURFACE WATER SAMPLING LOCATION
MON 12A GROUNDWATER SAMPLING LOCATION
PIL-5 POND SAMPLING LOCATION
MULATOS CONCEPTUAL CLOSURE PLAN
SURFACE WATER MONITORING POINTS AND
GROUNDWATER MONITOR WELL LOCATIONS
AUG 2012
DHG
3
1

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Surface Water

The Rio Yaqui watershed is one of the major river basins in northwestern Mexico. It is about 73,590 km² in area and includes three large watersheds: Rio de Bavispe, Rio Aros, and Rio Moctezuma. The Rio Aros rises high in the Sierra Madre Occidental near the border between Sonora and Chihuahua. On some maps, the Rio Aros is named Rio Tutuaca above the Rio Mulatos confluence. Below that confluence, the Rio Aros flows west-northwest to the Rio de Bavispe confluence, creating the Rio Yaqui. The Rio Yaqui continues north and then southwest, and discharges into the Gulf of California. The Mulatos Mine is located within the Rio Mulatos basin, a mountainous watershed with an area of about 3,340 km².

The project is located approximately in the middle of the Mulatos basin. The main controls on regional groundwater flow are meteorology, topography, vegetation, and hydrogeologic units. Each of these controls is discussed in general terms below. Beyond the project site itself, specific hydrogeologic data are not available. However, useful generalizations may be made about the regional groundwater regime on the basis of meteorological, geomorphologic, and other data.

The Rio Mulatos flows northward 35 km to join the Rio Aros at Guadalupe. Prior to 1994, no hydrologic monitoring had been carried out on the Rio Mulatos. There are no historic stream discharge or hydrochemical data for the river. In June 1994, stream discharge measurements were made and water samples taken along the Rio Mulatos within the project area. Additional water sampling and stream discharge gauging has been carried out since then.

Surface Water Quality

A baseline characterization of surface water resources in the project area was performed by collecting water samples from streams, springs, and adits. The results of the baseline sampling conducted in 1994 are discussed by area below. The sampling locations were selected based on facility layout and on known existing or potential sources of contamination. Potential existing sources of contamination include the following:

¡	Mulatos town and various ranches,
¡	Historic tailing deposits,
¡	Seeps from existing mine adits, and
¡	Springs that discharge from naturally mineralized rocks.

Water samples were collected from nine of the seventeen sub basins in the mine area. The first set of samples was collected in June 1994. Since then, water samples have been collected approximately quarterly.

Samples were collected following standard operating procedures (SOPs) developed for the project. Unfiltered, unpreserved samples are collected by fully submerging the sample container 2 to 3 inches below the water surface. Samples for

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dissolved metals analysis were filtered using a 0.45 micron filter. Filtered and unfiltered samples were shipped in bottles that contained appropriate preservatives for the analyses desired.

Analyses were routinely made for dissolved metals. In addition, analyses were made for total recoverable metals in samples collected during July 1994, to assess the water’s suitability for drinking. The primary laboratory contract for the project was originally with SGS Laboratories in Hermosillo. The samples were analyzed by a subsidiary laboratory, Commercial Testing and Engineering Company (CTE), located in Denver, Colorado. This laboratory was audited in July 1994 by WMC and in October 1994 by Mr. Calvin Price of Placer Dome Inc. At the time of both audits, the laboratory met the required quality control criteria.

Other laboratories were used for analysis of field duplicate samples. Initially, duplicate samples were analyzed by Unison Laboratory in Hermosillo. This laboratory is owned and operated by the University of Sonora. Due to laboratory limitations in detection limits and suspected laboratory contamination, duplicate samples were then sent to ACZ Laboratory in Steamboat Springs, Colorado.

Rio Mulatos Baseline Hydrochemistry

The major ion chemistry of the Rio Mulatos shows a minimal variation from upstream to downstream sample locations. The Rio Mulatos contains a calcium bicarbonate type water. Values of pH range from 7.31 to 8.88. Bicarbonate alkalinity ranges from 30 to 130 mg/l, calcium from 11.5 to 30.6 mg/l, magnesium from 2.53 to 7.4 mg/l, sodium from 4.6 to 17 mg/l, and total dissolved solids (TDS) from 60 to 164 mg/L. Sulfate concentrations show greater variation and a higher maximum concentration at station RM-3 located immediately below the old tailing piles.

Sulfate concentrations at a upstream station vary from 1.0 to 11 mg/l, at another station from 6 to 37 mg/l, and at downstream station from 10 to 24 mg/l. These concentrations may indicate contribution of sulfate from the old tailing area during low-flow periods when the relative contribution of groundwater seepage is higher.

Total suspended solids (TSS) are generally more variable at downstream locations with maximum concentrations higher. For instance, TSS vary from 6 to 27 mg/l and from <1 to 69 mg/l in a couple of stations. Generally, there is a decrease in dissolved oxygen concentrations from upstream to downstream stations.

Arroyo Mulatos Baseline Hydrochemistry

The chemistry of water in the Arroyo Mulatos varies along the length of the stream and with time at a given sampling location. Water samples collected along the Arroyo Mulatos show variation downstream from calcium bicarbonate to calcium sulfate water type. Sulfate concentrations generally increase downstream and pH generally decreases.

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The trend of increasing sulfate downstream reflects the increasing influence of the mineralized zone. The sulfates are probably derived from both surface weathering of sulfide minerals, and mine adits and natural springs carrying subsurface weathering products.

TSS levels generally increase downstream in the Arroyo Mulatos. Maximum concentrations are similar to those measured in the Río Mulatos.

Baseline Hydrochemistry of Minor Drainages

¡	Cerro Pelon - Water samples indicate good water quality. The pH ranges from 7.26 to 8.19, bicarbonate from 40 to 302 mg/l, TDS from 120 to 368 mg/l, and sulfate from <1 to 97 mg/l.

¡	El Metate - The water quality is generally good. The pH ranges from 6.93 to 8.12, bicarbonate from 21 to 208 mg/l, TDS from <1 to 682 mg/l, and sulfate from 1 to 368 mg/l.

¡	Los Bajios - The water quality is good. The pH ranges from 6.5 to 6.95, bicarbonate from 16 to 30 mg/l, TDS from 85 to 122 mg/l, and sulfate from 28 to 49 mg/l.

¡	Los Paredones - The water quality is generally good. The pH ranges from 6.68 to 7.95, bicarbonate from 16 to 61 mg/l, TDS from 85 to 490 mg/l, and sulfate from 28 to 245 mg/l.

¡	Nuevo Mulatos - The samples from station NM-1 are good quality. The pH ranges from 6.64 to 7.01, bicarbonate from 12 to 25 mg/l, TDS from 54 to 112 mg/l, and sulfate from 34 to 47 mg/l.

¡

WD Drainages - The samples from this areas indicated variable water quality. The pH ranges from 3.07 to 8.55 but is generally less than 7 except from one station. Bicarbonate is generally low or below detection. TDS ranges from about 500 to 3,000 mg/l. Sulfate ranges from 369 to 2,410 mg/l. In general the water quality in the waste rock area is low, probably as a result of its proximity to the ore body.

Surface Water Quality Monitoring

Based on the surface water quality results from the latest comparison between the baseline values in 2005 and 2012, it was determined that the quality of the surface water had no significant changes, although, small variations may be due to seasonal changes such as drought or rain that modify flow in the different streams. Table 20.4 presents the results of the February 2012 sampling event.

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Table 20.4 Water Quality Results for February 2012 Sampling Event
REFERENCE	PARAMETER	UNITS	NOM- 127 LIMITS	MON 1 (UG)	MON 2 (SURFACE)	MON 3 (SURFACE)	MON 3A (SURFACE)	MON 4 (SURFACE)	MON 5A (SURFACE)	MON 6 (UG)	MON 7 (SURFACE)	MON 8 (UG)	MON 9 (P. GUILAR)	MON 10 (SURFACE)	MON 10A (SURFACE)	MON 11 (UG)	MON 12 (UG)	MON 12A (UG)	MON 13 (SURFACE)	MON 14 (UG)	PILA DE MULATOS
NMX-AA-007- SCFI-2000	Temperature	°C	NA	19.70	15.00	21.00	18.60	12.70	14.80	20.10	13.50	25.20	13.00	17.70	18.30	23.10	18.20	18.40	11.00	24.70	8.60
NMX-AA-093- SCFI-2000	Conductivity	mS/m	NA	25.40	25.80	162.10	30.90	39.00	467.00	44.40	17.40	34.00	39.00	26.40	25.30	26.60	38.60	55.70	56.90	24.90	12.10
NMX-AA-036- SCFI-2001	Alcalinity	mg/L	NA	73.48	121.10	<20.00	103.50	201.83	<20.00	75.55	62.10	166.63	69.35	114.89	111.78	109.71	153.18	65.21	92.12	102.47	<20.00
NMX-AA-073- SCFI-2001	Chlorides	mg/L	250.00	<10.00	<10.00	<10.00	<10.00	<10.00	<10.00	<10.00	<10.00	<10.00	<10.00	<10.00	<10.00	<10.00	<10.00	46.06	35.71	<10.00	<10.00
NMX-AA-077- SCFI-2001	Florides	mg/L	1.50	0.22	<0.15	1.70	0.24	0.28	3.63	<0.15	<0.15	0.23	0.23	<0.15	0.16	<0.15	<0.15	<0.15	<0.15	0.15	0.16
EPA-60108	Total Phosphorus	mg/L	NA	<0.20	<0.20	<0.20	<0.20	<0.20	0.70	0.26	<0.20	<0.20	<0.20	<0.20	<0.20	<0.20	<0.20	<0.20	<0.20	<0.20	<0.2
NMX-AA-006- SCFI-2000	Floating Material		NA	Absent	Absent	Absent	Absent	Absent	Absent	Absent	Absent	Absent	Absent	Absent	Absent	Absent	Absent	Absent	Absent	Absent	Absent
SMEWW-4500- NH3 F	Ammoniacal Nitrogen	mg/L	0.50	0.06	0.09	<0.01	<0.01	<0.01	1.59	0.35	<0.01	<0.01	<0.01	0.02	0.01	0.03	<0.01	<0.01	0.020	<0.01	<0.01
NMX-AA-079- SCFI-2001	N-Nitrates	mg/L	10.00	0.10	0.10	0.30	<0.10	<0.10	0.20	0.70	0.20	<0.10	<0.10	<0.10	0.10	0.40	1.80	1.10	1.80	<0.10	<0.10
NMX-AA-099- SCFI-2006	N-Nitrites	mg/L	1.00	<0.010	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	<0.010
NMX-AA-008- SCFI-2000	pH	U	6.5 -8.5	8.48	8.48	3.18	7.57	7.21	2.38	6.20	7.73	6.99	8.11	8.21	8.46	7.19	7.34	6.28	7.31	9.16	6.35
NMX-AA-034- SCFI-2001	Total Dissolved Solids	mg/L	1000.00	188.00	160.00	1999.00	197.00	263.00	9046.00	351.00	149.00	246.00	238.00	165.00	158.00	185.00	246.00	372.00	362.00	132.00	84.00
NMX-AA-034- SCFl-2001	Total Suspended Solids	mg/L	NA	0.00	0.00	1.00	3.00	5.00	0.00	243.00	11.00	0.00	0.00	5.00	0.00	1.00	0.00	0.00	28.00	0.00	0.00
NMX-AA-034- SCFI-2001	Total Solids	mg/L	NA	188.00	160.00	2000.00	200.00	268.00	9046.00	594.00	160.00	246.00	238.00	170.00	158.00	186.00	246.00	372.00	390.00	132.00	84.00
NMX-AA-074- 1981	Sulfates	mg/L	400.00	47.13	8.85	1363.63	48.20	15.63	3264.60	123.93	23.43	11.54	103.97	13.58	13.20	30.24	25.63	136.72	131.09	17.04	42.01
NMX-AA-084- 1982	Sulfides	mg/L	NA	<0.01	<0.01	<0.01	<0.01	0.30	<0.01	0.030	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	<0.01	0.01	<0.01	<0.01
NMX-AA-038- SCFI-2001	Turbidity	UTN	5.00	2.00	4.00	247.00	5.00	4.00	3.00	28.00	183.00	2.00	1.00	9.00	3.00	12.00	0.00	1.00	28.00	1.00	1.00
NMX-AA-058- SCFI-2001	Total Cyanide	mg/L	0.07	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020
SMEWW-4500- CNI	WAD Cyanide	mg/L	NA	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020
EPA-6010B	Aluminum	mg/L	0.20	<0.050	<0.050	55.00	1.23	<0.050	384.00	0.865	<0.050	0.145	<0.050	0.113	<0.050	<0.050	<0.050	<0.050	0.536	<0.050	<0.050
EPA-6010B	Antimony	mg/L	NA	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050
EPA-6010B	Arsenic	mg/L	0.025	0.050	0.009	0.060	0.011	<0.005	0.301	<0.005	<0.005	<0.005	<0.005	<0.005	<0.005	0.021	0.039	0.005	<0.005	0.050	<0.005
EPA-6010B	Barium	mg/L	0.700	<0.050	<0.050	0.064	<0.050	0.094	<0.050	0.139	<0.050	<0.050	<0.050	<0.050	<0.050	0.082	0.165	0.269	0.113	<0.050	0.054
EPA-6010B	Berilium	mg/L	NA	<0.005	<0.005	0.011	<0.005	<0.005	0.042	<0.005	<0.005	<0.005	<0.005	<0.005	<0.005	<0.005	<0.005	<0.005	<0.005	<0.005	<0.005
EPA-6010B	Boron	mg/L	NA	0.081	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	<0.050	0.076	<0.050	<0.050
EPA-6010B	Cadmium	mg/L	0.005	<0.0025	<0.0025	0.039	<0.0025	<0.0025	0.188	<0.0025	<0.0025	<0.0025	<0.0025	<0.0025	<0.0025	<0.0025	<0.0025	<0.0025	<0.0025	<0.0025	<0.0025
EPA-6010B	Copper	mg/L	2.00	<0.020	<0.020	3.36	0.040	<0.050	18.00	0.209	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020
EPA-6010B	Chrome Total	mg/L	0.05	<0.005	<0.005	0.010	<0.005	<0.005	0.055	0.008	<0.005	<0.005	<0.005	<0.005	<0.005	<0.005	<0.005	<0.005	<0.005	<0.005	<0.005
EPA-6010B	Iron	mg/L	0.30	<0.020	0.031	3.49	0.11	<0.020	259.00	1.04	<0.020	0.026	<0.020	0.102	0.052	1.45	<0.020	<0.020	0.207	0.041	0.363
EPA-6010B	Manganese	mg/L	0.15	<0.010	0.015	16.80	0.44	<0.010	76.90	0.060	<0.010	<0.010	<0.010	0.023	0.025	0.033	<0.010	0.06	0.051	<0.010	<0.010
NMX-AA-051- SCFI-2001	Mercury	mg/L	0.001	<0.0003	<0.0003	<0.0003	<0.0003	<0.0003	<0.0003	<0.0003	<0.0003	<0.0003	<0.0003	<0.0003	<0.0003	<0.0003	<0.0003	<0.0003	<0.0003	<0.0003	<0.0003
NMX-AA-051- SCFI-2001	Nickel	mg/L	NA	<0.020	<0.020	0.174	<0.020	<0.020	0.866	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020
EPA-6010B	Silver	mg/L	NA	<0.0025	<0.0025	<0.0025	<0.0025	<0.0025	<0.0025	<0.0025	<0.0025	<0.0025	<0.0025	<0.0025	<0.0025	<0.0025	<0.0025	0.015	<0.0025	<0.0025	<0.0025
EPA-6010B	Lead	mg/L	0.01	<0.010	<0.010	<0.010	<0.010	<0.010	<0.010	0.017	<0.010	<0.010	<0.010	<0.010	<0.010	<0.010	<0.010	<0.010	<0.010	<0.010	<0.010
EPA-6010B	Selenium	mg/L	NA	<0.020	<0.020	0.080	0.020	<0.020	<0.020	0.030	0.022	0.022	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020	<0.020
EPA-6010B	Zinc	mg/L	5.00	<0.010	<0.010	4.74	0.106	<0.010	30.00	0.257	<0.010	0.040	<0.010	<0.010	<0.010	0.022	<0.010	0.322	<0.010	<0.010	<0.010

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20.1.11 Groundwater

In the Mulatos region, groundwater flow on a regional scale (i.e., groundwater flow patterns that extend beyond local stream valleys) is minimal. The lack of regional flow results from structural dissection of the terrain (which gives topography dominant control over groundwater flow), and from the absence of laterally extensive porous and permeable geologic units. Despite this, general statements can be made about the controls and characteristics of local and sub-regional groundwater flow.

The most important hydrogeologic units are thin local mantles of soil and alluvium, and heavily fractured bedrock zones. The former are up to several meters thick along streambeds (mostly alluvium) and in flat uplands (mostly weathered bedrock), while in steep areas they are almost nonexistent. They are important because, while limited in extent, they have relatively high porosity and high permeability. Accordingly, these areas enhance groundwater recharge, and may provide groundwater storage.

In the Mulatos region, nearly all the bedrock consists of low-porosity layered volcanic rock. Textures range from dense lava flows to moderately welded tuffs and few if any strata have enough porosity and permeability to be considered aquifers. Crystal inclusions have zero porosity, and intercrystalline porosity is very low. Where vesicular porosity exists, it is usually not interconnected.

Some of the denser volcanic units possess locally interconnected porosity due to cooling fractures. Where present above the general water table, such permeable zones may form local perched aquifers. In general, the volcanic units have appreciable porosity and permeability only where fractured (typically by faulting), or where intensely weathered within a few meters of the surface. The fractured bedrock zones can be important sources of water, especially where they are associated with groundwater discharge areas. Deep groundwater circulation may be limited by the horizontal to gently tilted strata, which promote lateral flow to the nearest stream valley. Deep circulation tends to occur only along steeply dipping fracture zones. Because stream valleys are also located preferentially along fracture zones, deep circulation may occur under stream valleys. Fracture zones may constitute secondary aquifers.

Based on the current understanding of the hydrogeologic setting of the Mulatos region, it is expected that the only significant aquifer is a water table aquifer. The piezometric surface forms a subdued reflection of the topography, lying at a depth of a few meters in flat spots to a hundred meters or more near hilltops. Along perennial streams, the water table is at or near the surface. Within the water table aquifer, water storage occurs in intergranular space in alluvium and weathered rock, and in fractures in competent bedrock.

Small confined aquifers or perched aquifers may occur locally in the project area. Because of their limited extent, such aquifers would probably show rapid piezometric decline and drainage if water were extracted. A generalized conceptual model of water movement in the site area may be described as follows:

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¡	Most rain is lost to evapotranspiration or will flow overland to streams;

¡	A small amount may infiltrate into shallow soils, alluvium, or weathered rock and then move laterally to streams as subflow on top of lower permeability rock;

¡	A very small percentage may infiltrate into weathered or fractured bedrock to recharge the water table aquifer;

¡	Groundwater in the bedrock will tend to move preferentially along fractures;

¡	The porosity of the fractured bedrock is low so there is little potential for groundwater storage; and

¡	Discharge from the water table aquifer occurs along perennial reaches of streams.

Groundwater Quality

A baseline study was conducted in 1995 (Water Management Consultants); the information contained in the following paragraphs represents a summary of said study. The chemistry of the miscellaneous groundwater samples taken at the site is variable. These samples generally come from undeveloped open holes that may be open to several groundwater production zones (e.g., alluvium and bedrock). This fact may account for the variability among samples at a particular site. In general, groundwater from the proposed leach pad area is of good quality (low TDS and neutral pH). The quality of groundwater in the pit area is poor (high TDS and low pH). Two samples from the waste dump area and one from the crusher area show high TDS and neutral pH values. Sulfate concentrations are maximum (about 800 mg/l) in the waste dump area, and minimum (300 mg/l) in the leach pad area.

A groundwater quality plan has been developed and groundwater quality monitoring points are sampled routinely by Mulatos Mine (Figure 20.2). Based on the groundwater quality results from the latest comparison between the baseline values in 2005 and 2012, it was determined that the groundwater quality had no significant changes in the various monitoring points, although, small variations may be due to seasonal changes (drought or rain) (see Table 20.4).

20.1.12	Flora

The vegetation of the Mulatos region is highly diverse, comprising many vegetation types, from thorn scrub to pine-oak forests. Vegetation type occurrence is modified by elevation, degree of soil alteration by past hydrothermal factors, slope aspect and slope inclination. These factors produce unique plant associations represented only along a narrow latitudinal strip on the western flank of the Sierra Madre Occidental. Vegetation cover is highly heterogeneous. North-facing oak forests

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are the denser stands, showing the highest cover values (more than 100 percent). Thorn scrub shows also high values of cover (ca. 100 percent). Open oak woodlands on south-facing slopes cover about 60 percent of the land, while vegetation on altered soils and derelict agricultural land have low values of arboreal cover. In most cases there is a grassland matrix or a rich shrubby understory. Major exceptions are anthropogenic disturbance areas, and areas in which the soils have been modified by past hydrothermal action. In these instances, large areas devoid of vegetation are common.

20.1.13	Wildlife

The state of Sonora holds the 15th place in diverse vertebrates endemic to Mesoamerica. There are 153 species in Mesoamerica. Seventy are endemic to Mexico, 8 endemic to the state and 6 have limited distribution.

If taken under consideration with the plant associations described, the communities are less affected by human action, which is the logical consequence of the prevailing weather conditions. The weather is generally not favorable for development of agriculture or intensive farming, and the use of wild plants is also limited. The density of human population remains generally low. Some regions are almost completely depopulated. For the state of Sonora, in the biomes represented in and around the project area, the literature reports fewer than 200 species of animals, including amphibians. Of this total, about 39 percent of the genre and 46 percent of the species corresponds to mammals, followed by birds represented with 48 genres.

Given the pressure exerted by human presence, minimal in quantity but extensive over time, the wildlife has been reduced, usually traveling to remote sites, where reproduction happens. These sites coincide with the area known as the Nacori Chico and the Aros River valley, north of the Mulatos Mine.

With respect to migratory species, mainly ducks come to the state and some other birds, such as the dwarf parakeet (Forpus cyanopygius), which spends winters in Mexico, without reproducing. Of all terrestrial vertebrates reported for the state of Sonora, about 19 percent have some level of protection under the NOM-059-ECOL-1994. About 8.2 percent of all species are considered rare, a similar proportion is endangered, and 2 percent receive special protection and only one specie (0.5 percent) is considered in danger of extinction. The Thick-billed Parrot (Rhynchopsitta pachirhyncha) was not observed in the area, but some residents mentioned its existence in the mountainous area, to the southeast.

The group with the highest number of species listed in NOM-059-ECOL-1994 is “reptiles”, with 51 percent of all protected species. The most common commercially exploited taxonomic group is that of birds, however, this does not occur locally. Of all the species of commercial interest, ten are considered as ornamental or song birds, for which there are already defined periods to catch them. As in the case of vegetation, there are no species with value to the cultural ethnic groups or local groups, since the latter are nonexistent.

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20.2	Waste Disposal, Site Monitoring and Water Management

Environmental considerations include protection of the environment from the wastes generated by the mining operations, monitoring to determine whether mining operations have impacted the environment and water management. These considerations are discussed below.

20.2.1	Waste Disposal

Wastes generated by the mining operations are waste rock, as well as regulated and hazardous wastes.

Wastes are handled according to the provisions of the General Law for Prevention and Integrated Waste Management (Ley General para la Prevencion y Gestion Integral de los Residuos, last revised May 3, 2012). Waste management practices are implemented onsite through various disposal techniques to prevent any soil or water contamination in full compliance with NOM-052-SEMARNAT-2003, NOM-053-SEMARNAT-1995, and NOM-054-SEMARNAT-1995.

Waste rock is generated from the open pit. The expected lithologies of the final pit were characterized by Placer Dome geologists as occurring in a reduced (sulfide) versus an oxidized state, and as showing argillaceous versus siliceous alteration. For geochemical classification, the lithologies, oxidation states, and alteration types have been assembled into 12 domains. Acid-Base Accounting (ABA) results have been given by the laboratory in terms of these domains. Maps of expected final pit geology show that about half of the wall and floor area will be underlain by sulfide rock, and about half by mixed oxide-sulfide rock. Only a small area on the upper walls will be underlain by oxide rock. About two-thirds of the final wall and floor area is underlain by argillized rock, while about one-third has silicified rock. The areas of silicified rock correspond roughly to those in the mixed oxide-sulfide zone. The sulfide zone is roughly coextensive with the rhyodacite flowdome unit (Trf), but otherwise there is little correspondence between lithology and either alteration or oxidation state.

All samples had Net Neutralization Potential values less than zero, meaning that all rock represented by these samples is expected to be net acid generating (Morin and Hutt, 1995). Pyrite is visible in most of the samples, and buffering carbonate minerals are absent. If each of the samples represents the geochemistry of its domain, then nearly all the rock exposed in pit walls and floor is expected to be net acid-generating. Only the oxides at the pit rim (about 12.2 percent of the total pit area) are an exception. Morin and Hutt (1995) observed that “the potential for net acid generation and acidic drainage is obviously high.

The waste dumps are being constructed progressively by end-dumping resulting in the angle of repose. The majority of the material is placed in 5 to 10 meter lifts. This is designed to allow the face of the dump to be constructed with an overall slope of 2.5:1 (approximately 18.3 degrees) (M3 Engineering & Technology Corp, 2004c) to

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accommodate an engineered cover. The 2.5:1 slope will make it easier for reclamation, and will require less reworking of the slopes at the time of closure. The waste dumps will occupy approximately 85.1 ha, including the roads located on them. The top of the waste dumps is at approximately 1,435 m above mean sea level (amsl).

The mine’s environmental permit has authorized the operations to dispose of nonhazardous solid wastes in the waste rock dumps. The wastes are placed in trenches and covered. This disposal method was selected because the topography of the area would be prohibitive in constructing a conventional landfill.

The greater part of the waste dump material is acid generating. The early kinetic tests (long-term testing) indicate that 7 percent of the waste material (oxides), representing approximately 3.6 million tonnes, has a relatively low potential to generate acidity with sulfate production at 1.65 mg/kg/wk. This compares to 128.5 mg/kg/week for material representing 47 percent of the waste rock (M3 Engineering & Technology, 2004d). However, static tests of this sample also indicated it was acid generating (M3 Engineering & Technology, 2004d).

Since that time, more detailed geochemical analyses have been conducted to guide the closure planning (see Section 20.5).

At this time it is assumed that the reclamation effort, which will involve placement of an engineered soil cover, will be sufficient to reduce AMD seepage to meet with baseline surface water quality concentrations.

20.2.2	Site Monitoring

Mexican laws require mandatory monitoring programs that are implemented under the Mexican environmental agency (SEMARNAT). The following monitoring programs have been established at the Mulatos Mine (Table 20.5)

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Table 20.5 Site Environmental Monitoring Program
Action	Criteria/Variables to Consider	Applicable Norms	Monitoring Point	Frequency
Groundwater quality monitoring	Parameters stated by applicable norm	NOM-127-SSA1-1994 Compared with baseline	Monitoring wells	Quarterly
Surface water quality monitoring	In accordance with quality criteria which depend on the use of receiving body of water	NOM-001-SEMARNAT -1996	Monitoring sites at arroyos and Rio Mulatos	Biannual
Air quality monitoring	NOX, SO2, particulates, PM10	NOM-039-SEMARNAT-1993 NOM-043-SEMARNAT-1993	Fixed sources and perimeter monitoring sites	Annual (COA)
Perimetral noise	Decibels	NOM-081-SEMARNAT-1994	Project boundaries	Annual
Fauna registry	Species and amount	Compensation commitment	All project areas	Annual
Flora species rescue records nursery plant production	% of survival, amount and type of plants produced	Compensation/restoration commitment	Replanting and safeguard areas	Annual
Soil	Collection and storage of organic soils Application of remediation techniques on polluted soils. Erosion control works	Compensation commitment	Soil conservation areas. Remediation sites. Roads and banks	Annual
Cleared surface and restores/reforested registry	Surface (hectares)	Compensation/restoration commitment		Biannual or when needed

20.2.3	Water Management

The Mulatos Mine manages water on the site through a variety of facilities, including ponds, tanks and diversion structures. Water pumped from the Rio Mulatos and precipitation are used in the operations. The only discharge (effluent) from the site is via the waste rock dump, where run-off is captured at the North dam and then conveyed to the water treatment plant. The current pumpage to the plant is a maximum of 1,200 gpm. The layout of the water balance flow diagram (SRK, 2012b) is shown in Figure 20.3. A written water management plan has not been prepared.

The water balance is discussed more in a later section.

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Arroyo Mulatos
(Creek-Ephemeral)
Water Treatment Plant
Pumps 1200 gpm
North Dam
Evaporation
Run-Off
Precipitation
Waste Dump
Pipes under Drain to North Dam
Tabacote Dam
Precipitation
Evaporation
Precipitation
Plaza De Toros Reservoir
Evaporation
Escondida Pit
Evaporation
Pit Wall Run-Off
Groundwater
Estrella Pit
Pit Wall Run-Off
Groundwater
Evaporation
Tanque Gris 474.8 m3
Office
Dust Control
Camp
Truck Shop
Rio Mulatos
(River-Perennial)
CRUSHER AREA
Pileta Puente de Fierro
Evaporation
Crusher Dust control
Precipitation
Storm Water Pond (6)
Intermediate Pond (5)
Pregnant solution Pond (4)
Pond Evaporation
Pond Evaporation
Pond Evaporation
Precipitation
Precipitation
Precipitation
Low Grade
High Grade
Evaporation
Pad North (Patio 2)
Pad South (Patio 1)
Lineas 1/2/3
18000 m3/d
Evaporation
Process Plant ADR
ILR Plant
Low Grade
High Grade
Pregnant Solution Pond (1)
Intermediate Pond (2)
Storm Water Pond (3)
Pond Evaporation
Pond Evaporation
Pond Evaporation
Precipitation
Precipitation
Precipitation

Figure 20.3 - Water Balance Flow Diagram

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The water treatment system includes a Sludge Densification Plant (SDP). It is located west of the Escondida Pit on a mid-elevation bench close to the village of Mulatos. Seepage and runoff water from the mine site are pumped from a collection pond to the plant. The treated water is released to Arroyo Mulatos, which flows to the Rio Mulatos. The discharge is to a concrete-lined spillway that has a series of baffles to dissipate energy and to reduce the water velocity prior to discharge off-site. The discharge is treated to meet the water quality concentrations equivalent to the baseline concentrations prior to entering the discharge point at the arroyo. It was noted, however, that the community of Mulatos discharges untreated wastewater into the arroyo at a point immediately downstream of the mine.

Based on a 157 ha diversion and on rainfall data, 340 million gallons of acid mine drainage is predicted to flow annually to the collection pond. The pond holds 150,000 m³ of water. The source water pH, which is about a pH of 3, is increased by the addition of lime and flocculants, which promotes the precipitation of metals, such as aluminum, manganese, and iron into insoluble carbonates. The water is decanted, leaving sludge as a waste product. The sludge is dropped from the bottom of the plant onto a conveyor to a stockpile. It is estimated that there will be 30 tons/day of sludge.

A small sanitary wastewater treatment facility is located near the administration building. This facility treats sanitary wastewater and has been permitted. The treated wastewater is used to water plants on the slope near the administration building.

20.3	Project Permitting Requirements and Status

There are a number of permitting requirements in Mexico for operating mines. The Mexican mining law and environmental regulations are described below, followed by a list of the current permits and licenses.

20.3.1	Mexican Mining Law

Under the Mexican Constitution, minerals are part of the national patrimony. Mineral exploration and mining in Mexico are regulated by the Mining Law of 1992, which established that all minerals found in Mexican territory are owned by the Mexican nation and that private parties may exploit these minerals (with the exception of oil and nuclear resources) through mining concessions granted by the federal government. The law was later amended, with the most recent amendment dated 28 April 2005.

Mining concessions may only be granted to Mexican nationals and companies, ejidos, agrarian communities and communes, and indigenous communities. In the case of companies, they must be based in Mexico and foreign participation in the ownership of such companies must comply with the Foreign Investment Law that allows companies to be owned by a foreign interest.

In accordance with this 2005 amendment, there is no difference between exploration and exploitation of mining concessions. The law allows owners of mining

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concessions to perform exploration works with the purpose of identifying mineral deposits and quantifying and evaluating economically usable reserves and conducting work to prepare and develop areas containing mineral deposits; and to exploit the deposits (that is, mine the mineral products). Mining concessions are valid for 50 years from the recording date and may be extended.

Requirements under the Mining Law include the following:

¡

To start operations of exploration or exploitation 90 days following the recorded date of the mining concession, and incur and evidence certain minimum investment or obtain economically useful minerals;

¡	To pay mining concession fees (fiscal requirements include corporate income tax and value added tax, but no royalties);

¡	To comply with technical, safety and environmental standards;

¡	To maintain permanent fortification works, shoring and other installations needed for stability and safety;

¡	To preserve landmarks;

¡	To provide the Secretary of Economy with statistical, technical and accounting reports;

¡	To allow inspections by the Secretary;

¡	To provide the Secretary with technical reports when the mining concession is cancelled;

¡	To provide the Mexican Geological Service, if the concession is granted through a bid process, with semi-annual reports on work and production; and

¡	To file annual reports detailing production statistics for the previous calendar year to the Secretary.

Mine reclamation is addressed in Article 27 of the Mexican Constitution, which sets two broad standards for reclamation:

¡	The Nation retains ownership of the mineral rights at all times and concession holders only have rights to mined materials. As such, the Nation may establish the conditions of reclamation; and

¡	The Nation has an obligation to take mitigation measures to protect natural resources and restore the ecological balance.

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20.3.2	Land

A single mining concession exists in Mexico corresponding to phases of exploration, mining, and processing. This concession allows for the mapping, identification and quantification of mineral resources. For mining activities, the concession allows for the development of the mineral resource, extraction of minerals and for water coming from the workings to be used in the mining operations for a fee. The surface area has to be either acquired or leased from the landowner; the fee for water used in the process should be paid to the government. The processing concession allows for mineral processing through leaching, and use of water based on a fee (water used in the beneficiation process). Water rights for a production well need to be secured by a concession with an associated fee.

20.3.3	Mexican Environmental Law

Article 39 of the Mining law states that the mining activities must be in accordance with respective environmental legislation and rules. Environmental protection requirements were established by the Environmental Law of 1988 (Ley General de Equilibrio Ecológico y Protección al Ambiente (LGEEPA) or General Law of Ecological Balance and Protection of the Environment). Specific broad requirements under the LGEEPA include the following:

¡	The need to preserve natural reserves and ecological reserves, including a description of the regulation and limitations to their utilization;

¡	Regulations to promote a more sensible use of natural resources and their protection. Specific references to water, atmosphere and soil are made, including exploration and mining activities;

¡	Regulation for an active participation of the general public in the protection of the environment; and

¡	Procedures of control and assurance, including sanctions to those not complying with the law.

The legal framework for environmental regulations is based in Article 27 of Mexico’s Constitution, from which the LGEEPA is derived. The regulations are promulgated as “normas oficiales Mexicanas” (NOMs), which establish specifications, guidelines, technical standards, and ecologic criteria applicable to a process or activity. For example, maximum contaminant levels for water discharges are presented in regulation NOM-001-ECOL-1996. Maximum contaminant levels for sewage discharges are presented in regulation NOM-002-ECOL-1996.

Mine operations and new projects must abide by other laws and regulations, including, but not limited to the Mining Law, National Waters Law, Forestry Law, Firearms and Explosives Law. Exploration activities are currently regulated by

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Regulation NOM-120, which establishes allowable activities, the size of areas to be affected, and specific exploration conditions to be observed. Federal laws are the primary regulations for mining in Mexico; however, there are several permit programs subject to state and local jurisdictions.

20.3.4	Mine Reclamation

Mine reclamation is addressed in Article 27 of the Mexican Constitution, which sets two broad standards for reclamation:

1.	The Nation retains ownership of the land at all times and concession holders only have rights to mined materials. As such, the Nation may establish the conditions of reclamation.

2.	The Nation has an obligation to take mitigation measures to protect natural resources and restore the ecological balance.

20.3.5	Key Mexican Statutes and Regulations

Mine operations are subject to a number of federal regulations and sampling procedures. The key regulations applicable at Mulatos Mine are presented Table 20.6.

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Table 20.6
Key Mexican Environmental Regulations
Regulation	Description

NOM-001-ECOL-1996	Los límites máximos permisibles de contaminantes en las descargas de aguas residuales en aguas y bienes nacionales

NOM-011-CNA	Conservación de los Recursos Hídricos

NOM-043	Niveles máximos permisibles de emisión a la atmosfera de partículas sólidas provenientes de fuentes fijas

NOM-052-SEMARNAT-2005	Las características, el procedimiento de identificación, clasificación y los listados de los residuos peligrosos

NOM-059-SEMARNAT-2001	Protección ambiental – especies nativas de México de flora y fauna silvestres – categorías de riesgo y especificaciones para su inclusión, exclusión o cambio – lista de especies en riesgo

NOM-127-SSA1-1994	Salud ambiental, agua para uso y consumo humano – límites permisibles de calidad y tratamientos a que debe someterse el agua para su potabilización

NOM-138-SEMARNAT/SS- 2003	Limites máximos permisibles de hidrocarburos en suelos y las especificaciones para su caracterización y remediación

NOM-141-SEMARNAT-2003	Para caracterizar los jales, asi como las especificaciones y criterios para la caracterización y preparación del sitio, proyecto, construcción, operación y postoperación de presas de jales

NOM-147-SEMARNAT/SSA1- 2004	Que establece criterios para determinar las concentraciones de remediación de suelos contaminados por arsénico, bario, berilio, cadmio, cromo hexavalente, mercurio, níquel, plata, plomo, selenio, talio y/o vanadio

NOM-155-SEMARNAT-2007	Que establece los requisitos de protección ambiental para los sistemas de lixiviación de minerales de oro y plata

NOM-157-SEMARNAT-2009	Establece los elementos y procedimientos para instrumentar planes de manejo de residuos mineros

NMX-AA-141-SCFI-2007	Suelos – benceno, tolueno, etilbenceno y xilenos (BTEX) por cromatografía de gases con detectores de espectrometría de masas y fotoionización – método de prueba

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20.3.6	Permits

Environmental permits are granted by SEMARNAT (Secretaría de Media Ambiente y Recursos Naturales). The mine has been granted permits for operation of the mine, use of radioactive devices, use of explosives, and as a generator of hazardous wastes. The mine was certified as a clean industry by PROFEPA, ISO 9001 and is in the process of obtaining ISO 14001 certification for its environmental management system. The Mexican subsidiary of Alamos Gold (Minas de Oro Nacional) is also a signatory for the International Cyanide Management Code for the purpose of future certification.

A list of the current permits for the Mulatos Mine is provided in Table 20.7. Although some permits will expire prior to the end of the life of mine, the permits can be extended. No future problems are anticipated regarding permit extensions or non-compliance issues.

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Table 20.7
Environmental Permits and Licenses - Mulatos Mine
Environmental Licenses
	No. of License	Description	Validity
Operation & Construction	S.G.P.A./DGIRA/DG/0528/07 (Resolution No. D.O.O.DGOEIA.01935)	Construction and Exploitation of Mulatos Project	Construction permit valid until March 19, 2022 and Exploitation permit valid until April 10, 2022 (can be extended by MON request)
	Resolution No. S.G.P.A.-DGIRA.- DG.1151.07	Construction and Exploitation of La Escondida Pit Project	Construction and operation permit permitted until June 4, 2018 (can be extended by MON request)
	SGPA/DGIRA/DG/0366/11	WTP and DAM Construction and Operation by SEMARNAT	Operation permitted until February 2031 (can be extended by MON request)
	Format SGT-2	DAM Construction by CNA	Finished
	SGPA-DGIRA-DG-2194-11	Gravity System	Approved
	MIA	ILR (Intensive Leaching)	Approved
		Environmental Risk Study	Updated
Site-specific Environmental License	LAU-26/049-2006	Operation License concerning of precaution and control of atmosphere contamination	Indefinite
Surface & Underground Water Supply	02SON123903/09FAGR06	Surface water concession Title by 1’500,000 m3/year	Valid until September 17, 2019 (can be extended by MON request)
	02SON112109/09FAGR06	Surface water concession Title by 50,368.9 m3/year	Valid until January 7, 2049 (can be extended by MON request)
	02SON123988/09EMGR06	Underground water concession Title by 78,000 m3/year	Valid until October 2, 2016 (can be extended by MON request)
	02SON124188/09EMOC07	Underground water approval concession 80,000 m3/year	Valid until May 16, 2017 (can be extended by MON request)
	CNA	Underground water Register for 35,000 m3/year	Registered
	CNA	Underground water Register for 18,000 m3/year	Registered
Federal Zone (water concession)	02SON123674/09EAGR04	Approval to take up 7,500 m2/year of federal zone (the filter gallery is located in the federal zone)	Valid until September 29, 2014 (can be extended by MON request)
Explosives	SC/736 Exp. XVI/272.1/3756- SONORA)	General permit of Purchase, Storage and Explosive Consumption for the road Guisamopa-Mulatos Project	Valid until December 31, 2012 (can be extended by MON request)
	SM/0299 Exp. XVI/272.1/3622	General permit of Purchase, Storage and explosive Consumption for Mulatos Project	Valid until December 31, 2012 (can be extended by MON request)

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Table 20.7
Environmental Permits and Licenses - Mulatos Mine
Environmental Licenses
	No. of License	Description	Validity

Change Use of Land	DS-SG-0847/08	Change Use of Land for La Escondida Pit	Completed
	DFS/SGPA/UAR/0459/2009	Change Use of Land for Mulatos Extension (Pit, Pad, Waste Dump & Airstrip)	Extension in progress
	DFS/SGPA/UARRN/0110/2011	Change Use of Land for Mulatos Extension Stage 2 & 3 (Pit, Pad, Waste Dump)	Extension Authorized by 1 year
	DFS/SGPA/UARRN/0509/2010	Change Use of Land (Clay Pit, new ponds)	Completed
	DFS/SGPA/UARRN/1299/2010	Change Use of Land (Extension waste Dump, Dam)	Extension Authorized by 6 months
		Change Use of Land (Extension waste dump)	Permit in stand by (pending SEMARNAT information request)
	DFS/SGPA/UARRN/0606/2011	Change Use of Land for Mulatos Extension (Road Tabacote, AWTP, El Victor)	Pending (Road Tabacote & Victor)
Power Transmission Line	Approved	Power Transmission Line Construction Project El Novillo-Mulatos	Valid until July 2014
Access Road	DGGA-0457/11 (Resolution No.10-0099-99)	Access Road Construction Project Yecora- Mulatos (Placer Dome project)	Extension in progress
PEMEX	NO. AC-133/2008	Beginning of Operations of Self Consumption Station of fuel (gasoline and diesel) September 5, 2008	Valid until 2023 Contract for 15 years (can be extended if MON fulfills the contract’s obligations)

20.4	Potential Social or Community Related Requirements and Plans

The Mulatos Mine has an established socio-economic program with the local community and supported it with social projects and financial assistance.

Examples of recent projects and assistance provided by the Company include the following:

¡

MON has a scholarship program for children and youth in the region (Mulatos, Matarachi, El Trigo, Yécora, Arivechi, Sahuaripa, Bacanora), for primary (6 to 12 years), secondary (12 to 15 years), preparatory (15 to 18 years) and university levels.

¡	Free medical services and medicine for nearby residents.

¡	Support for school infrastructure or supplies for the 5 schools in the region.

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¡	Economic support for specialized medical services for the residents of Mulatos.

¡	Small business support for services that don’t qualify as local providers. Includes services for different areas of the mine.

The mine has established procedures of dialogue and information availability are already established between Mulatos Mine and the stakeholders. The process consists of 5 steps. The first step involves the request for information from an external source, and the following step in the process involves formally receiving the information request. At this point the request is assigned to the corresponding department and the response time will be determined in accordance with the type of request and the condition under which is requested. Management reviews the request, determines whether the information can be transmitted, and grants authorization. If the request is denied, the company prepares an explanation letter. If the information request is approved, then the information is sent to the inquirer.

20.5	Reclamation and Mine Closure Planning

The geology of the Mulatos deposits offers great challenges to reclamation and closure. The deposits contains several minerals including pyrite, enargite, chalcopyrite, chalcocite, molybdenite, gold, and copper oxides (M3 Engineering & Technology Corporation and M3 Mexicana 2004). Oxidation in the deposits range from totally oxidized to fresh sulfides with the oxide rock types occurring primarily near the surface as a result of surface weathering (M3 Engineering & Technology Corporation and M3 Mexicana 2004). Approximately 67 percent of the ore reserves contain sulfide zones (M3 Engineering & Technology Corporation and M3 Mexicana 2004). The sulfides are subject to oxidation resulting in the generation of acidic conditions. The dominant form of sulfur in the deposit is acid-generating pyrite (Morin and Hutt 1995). The potential for the rock in the project area to generate acid has been confirmed by the chemical analysis of various waste materials including fines, oxide, and reduced material. Acid generation can result in the degradation of water quality and compromise revegetation success. As well, the mine wastes contain metals such as arsenic, barium, copper, molybdenum, and lead.

The mine includes open pits, waste dumps, leach pads, storage ponds, conveyors, a dam, roads, an air strip, a water treatment plant, buildings and other structures, and areas used for crushing, explosive storage, and numerous working areas. There are three major factors that have been considered in developing the closure plan for the Mulatos Project:

¡	mine waste mineralogy
¡	environmental setting
¡	mine facilities and disturbance type

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Specific reclamation and closure plans have been developed for each component of the site reflecting the varying disturbance types, characteristics of the materials, and the size of the footprints of the various facilities.

20.5.1	Regulatory Framework and Requirements

Closure of the site will be in compliance with the Mexican government regulations including:

¡	Ley General del Equilibrio Ecológico y la Protección al Ambiente y Leyes Complementarias; and

¡	Ley de Aguas Nacionales y su Reglamento.

Several permits are also required for the Project. These must be adhered to as part of the Project development.

The Mulatos Project uses cyanide in the leach pad operation. Alamos Gold follows the International Cyanide Management Code (ICMI 2009a) for the standards of practice for decommissioning the leach pads (ICM 2009b). The Code has standards of practice for transportation, handling and storage, operations, and decommissioning. The decommissioning standards of practice are relevant to the closure of the leach pads. This includes disposal of cyanide reagents, decontamination of equipment, and rinsing of leach pads.

20.5.2	Closure and Reclamation Objectives

Six major objectives have been identified for the closure of the Mulatos Project.

Minimization of Acid Generation

The major closure challenge will be to reduce the effects of acid generating materials on the environment, as much as possible. This can be carried out by mine waste handling, placement planning, and treatment of existing acid generating surfaces to reduce infiltration of precipitation and, therefore, the volume of contaminated water emanating from the site. This will require a number of techniques including water management.

Re-Establishment of Productive Land Use

The primary use of the land in the surrounding area is cattle grazing (M3 Engineering & Technology Corp, 2004d). As well, native vegetation also supports wildlife. Therefore, the disturbed areas will be revegetated with native species, such that, the final land use will be cattle grazing and wildlife habitat.

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Provision of Stable Landforms

Another important objective will be to provide stable landforms for safety reasons, as well as, to ensure that the reclamation will not be compromised and result in exposing covered surfaces.

Protection of Aquatic Resources

The Project is located west of the Rio Mulatos. The Arroyo Mulatos flows through the site, west of the Estrella pit and downslope to the north. Water is sourced from the Rio Mulatos. The Rio Mulatos is used to provide water to agricultural animals and to crops downstream from the mine and the river also has a fish population. The objective will be to minimize sediment loading in the Rio Mulatos.

The objective will also be to minimize contamination of the water which flows, in a northerly direction, downstream from the mine site. From there, the Arroyo Mulatos joins the Rio Mulatos.

Development of a Self-Sustaining Environment

An important objective is to reclaim and close the site such that on-going management will be minimized. This will include a focus on minimizing the generation of acid mine drainage (AMD) to reduce the requirement for on-going water treatment. The revegetation of disturbances with native vegetation is also particularly beneficial as the plants are naturally climatized to the site. The use of native plants reduces the requirements for amendments and contributes to the long term sustainability of the site.

Reduction of Visual Disturbance

The Project area contains numerous structures and equipment. These represent a visual reminder of an industrial use. The objective will be to remove all structures and equipment not required for on-going monitoring and general maintenance.

20.5.3	Closure Planning

As the mine is progressing, some facilities have not been constructed. Figure 20.4 illustrates the various components of the Mulatos Project projected to 2019. The major components of the Mulatos Project are the pits, waste rock dumps, and leach pads (Table 20.8).

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Table 20.8
Main Facilities of Mulatos Mine 2019
Description	Area (ha)
Pits	76.9
Waste Rock Dumps	85	*
Disturbed Area 1	9.6
Disturbed Area 2	7.0
Disturbed Area 3	27.8
Disturbed Area 4	1.9
Leach Pads	67
Leach Pad Ponds	6.8
Conveyor Area	4.1
Clay Pit	0.9
Main Camp	1.9
Roads	34
* includes 7 ha of roads

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gis no. MUL-31-006
Job No. 0860-003-02
January 31 2012
717000
718000
719000
720000
721000
722000
723000
N
Delineated Areas
Waste Dump
Disturbed Area
Pit
Infrastructure
1:20,000
0
500
1,000
Meters
ALAMOS GOLD INC.
Mulatos Mine Site and Infrastructure - 2019
FIGURE 20.2-1
Rescan
Engineers & Scientists

Figure 20.4 Mulatos Mine Site and Infrastructure - 2019

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Pits

The Mulatos Mine is an open pit and underground operation. By 2019, the three pits will occupy approximately 76.9 ha. Pit closure will involve fencing around the pits to prevent access. The area along the fence will be vegetated to minimize water flow into the pit from the edge.

Waste Dumps

The waste dumps are deposited by end-dumping resulting in the angle of repose. The majority of the material is placed in 5 to 10 m lifts. This is designed to allow the face of the dump to be constructed with an overall slope of 2.5:1. This will provide stable slopes and slopes that can be reclaimed. By 2019, the waste dumps will occupy approximately 85.1 ha, including the roads located on them.

The tops (platforms), benches, and slopes will be reclaimed (Table 20.9) (Figure 20.5). The roads will not be reclaimed as they will be needed for long term monitoring of the dumps.

Table 20.9
Surface Area of the Waste Dumps
Component	Surface Area (ha)	Surface Area Benches (ha)	Surface Area Slopes (ha)
Plateau 1	16.8
Plateau 2	1.5
Plateau 3	4.6
Total Plateaus	23.0
Road 1	3.0
Road 2	2.0
Road 3	1.2
Road 4	0.8
Total Roads	7.0
Slope Area 1		7.5	12.3
Slope Area 2		7.3	10.8
Slope Area 3		3.1	5.2
Slope Area 4		5.3	6.7
Slope Area 5		1.6	2.5
Total Benches and Slopes		24.8	37.5

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PROJECT # 0860-003-02 GIS # MUL-31-004 October 06 2011

Waste Dump
Disturbed Area
Pit
Bench
30 m Contour
3 m Contour
1:15,000
0 250 500
Metres
Projection: UTM12, NAD83
N
719500
720000
720500
721000
721500
Slope Area 5
Plateau 3
Slope Area 4
Road 1
Pit
Disturbed Area 4
Road 4
Not Disturbed
Plateau 2
Slope Area 3
Road 2
Slope Area 2
Road 3
Disturbed Area 1
Plateau 1
Slop Area 1
Disturbed Area 2
Disturbed Area 3
Figure 20.2-2
Alamos Gold Inc.
Mine Site - 2019
Rescan
Engineers & Scientists

Figure 20.5 - Mine Site - 2019

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Progressive reclamation will be carried out, as soon as possible, as construction of each part of the dump is completed. The goal is to carry out progressive reclamation to minimize the generation of AMD seepage, to lessen the costs and effort at closure, and to minimize the amount of exposed AMD material on the surface and side slopes. Reclamation will include covering the waste rock dumps with an engineered store and release cover and revegating them.

The Mulatos Mine is located in the east-central part of the State of Senora in northwestern Mexico, in the Sierra Madre Occidental mountain range. The climate is dry and the hot during the summer. The success of a store and release cover is dependent on several factors but a major consideration is the amount of precipitation and evaporation occurring at a site. The cover will rely on high evaporation and evapotranspiration to extract water from the cover and, therefore, reduce infiltration of water into the waste rock dumps. Although the climate is relatively hot and dry, which is ideal for a store and release cover, the cover will be required to accommodate the increased rainfall occurring in July and August.

Except for the months of July and August, evaporation exceeds precipitation. With evaporation exceeding precipitation, there is an opportunity for a net upward migration of acids and metals towards the surface. That is, as the waste dumps materials are net acid generating, direct contact of the soil cover with the waste rock may result in acidification of the soil cover with time. This can occur through upward migration of moisture which has been in contact with the waste rock at the waste rock-soil interface. This is due to evaporation. Therefore, a 40 cm gravelly/rocky cover will be placed over the waste dump surfaces to ensure that net upward migration of acids and metals does not occur into the soils. As well, the gravel provides a capillary break which reduces downward flow into the gravel layer.

The side slopes of the waste dumps are generally loose while the level surfaces can be very compacted as the waste dumps are constructed using heavy equipment. The compacted waste dump surface may perch water during high precipitation events resulting in contamination of the perched water which could come in contact with the soil cover. To counter this, the gravel layer can be thicker or the waste rock dump surface can be ripped to 50 cm depth to allow water to move below the surface, such that perching will not occur. The latter option results in more water entering the waste dump.

The gravel layer material will be blasted and excavated from clean rock located just north of the pit area. It will be crushed. Gravels between 4 cm and 12 cm should be suitable for this purpose.

Soil modeling using SoilCover has been carried out for the Mulatos Project. The results of sensitivity analysis for the Mulatos Mine indicate a soil cover between 30 cm and 90 cm will result in a net infiltration rate of 3 percent of total annual precipitation. A topsoil cover of 40 cm in depth has been selected. The depth should insure that there will be a sufficient thickness to cover the rocky, uneven surface of the hydrologic barrier

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resulting in some loss of fines between fragments and still provide for the store and release benefits. This depth should also provide the required water holding capacity to accommodate local precipitation, allowing roughly 3 percent through the cover. The downward movement of water is held in the soil portion of the cover by the discontinuity of pore sizes, between the soils and gravel barrier. As well, this depth should provide sufficient water storage capacity for plant establishment and growth. The soil cover will be constructed from the soils that can be salvaged in the Project area and those currently stored.

The soils are subject to compaction when wet and erosion when dry and during high rainfall events, if denuded of vegetation. The soils should not be spread on the surface of the waste dumps when they are either excessively dry or wet nor in July or August, the wetter months of the year. They can be spread before and after this period. The goal will be to use light weight equipment during spreading, where possible, to reduce compaction. Compaction of the soils interferes with seedling development and growth and can result in surface puddling. A light cultivation of the soils will be beneficial on the benches. Once the soils are spread and the surface prepared, reclaimed areas will be vegetated with native seed and plant material. The plants extract water from the cover and protect the soils from wind and water erosion by shielding the soil surface and binding it by roots. A vegetative cover also provides wildlife habitat and potential browse for cattle grazing.

The vegetation communities occurring in the study area will guide the reclamation program. The topography in the area is complex and ranges from 900 m elevation at the Rio Mulatos to 2,000 m at the top of mountains. Oak-pine forests and thorn scrub vegetation commonly occur in the area. The dominant species are Acacia farnesiana, A. pennatula, and A. cochliacantha (AGRA Ambiental 1995). Seed collection and reclamation has been carried out by Minas de Oro personnel on an on-going basis and these programs have been successful. Mine personnel continue to develop a large seed bank and have set up greenhouses for plant propagation for reclamation. Revegetation has also been carried out by direct planting of cacti.

If seeding and planting occurs during a dry period, light irrigation will be carried out to insure sufficient moisture for seedling establishment. The vegetated sites will be monitored to assess the success of revegetation and check for surface erosion. All eroded areas will be ameliorated.

Leach Pads

There are two leach pads located approximately 2 km southwest of the crushing plant. The base of the leach pads includes a 0.5 m layer of clay, which was excavated from the clay pit. The clay has been compacted and covered with an 80-mil HDPE liner system and is consistent with the International Cyanide Management Code (ICMI 2009a). The pads are designed with a perforated pipe drainage system placed on the liner to collect the pregnant solution. Fine crushed ore is transported to the pad for leaching. Cyanide solution is applied for approximately 120 days. The leach material is

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stacked in 7.5 m lifts. The leach pads consist of an upper surface and side slopes with a series of benches at the south end which are two meters wide which have been incorporated into the leach pile at each six meter lift. The process of layering and leaching the ore is repeated.

The pregnant solution is collected at the toe of each pad and directed by pipes located in lined ditches to a pregnant pond which is also lined with HDPE. An intermediate pond and a storm water pond to handle overflow due to a large precipitation event have also been constructed. There are six ponds associated with the leach pads. Reclamation will include the pads, the side slopes of the south pad, as well as, all supporting infrastructure including the ditches and ponds.

Closure issues frequently related to leach pads include dealing with residual cyanide (ICMI 2009a; USEPA 1994a & 1994b). A general practice to close a leach pad includes extensive rinsing to remove the cyanide (ICMI 2009a). However, the leached material in the pad is acid generating and the goal is to minimize the amount of AMD seepage and runoff from the pad. Therefore, the material in the pad will only be rinsed with fresh water when the last process leach cycle is completed on the last lifts to recover the remaining gold and to remove the cyanide. Following the rinsing, the irrigation lines will be removed and rinsed with water to remove any cyanide solution or other contaminants from the line. They will be disposed of off-site or according to standard methods.

The plan is to re-slope the southern benches before reclamation is carried out to achieve a more natural looking slope. This will involve cutting some of the tops of the bench edges and filling in the benches with material from the Escondida Pit. Approximately 105,181 m3 of fill will be required and this will be placed towards the bottom of the slope. The slopes will be regarded to 2.5 H:1V or approximately 22°.

The leach pads will be closed with an engineered cover, similar to the waste dumps. The leach pads will occupy approximately 67 ha. With a projected infiltration of precipitation of 3 percent (with an engineered cover), approximately 16,300 m3 of precipitation will infiltrate the soil cover. The ponds will be removed at closure. Therefore, the engineered cover will include a 30 cm layer of clay placed on the leached material and compacted to operate as a clay liner. This will reduce the potential for contamination of any water that infiltrates through the cover.

A layer of coarse gravel will be spread on the clay layer which will be capped with 40 cm of soil. The gravel layer will be 30 cm thick. Any water that goes through the soil cover will enter the gravel layer and will only come in contact with the clay material and, therefore, should be suitable for release into the environment without treatment.

Similar to the waste dumps, the leach pads will be vegetated. The vegetation will become more effective with time, in the uptake of moisture in the cover due to an increase in ground surface coverage, leaf area index, and root mass. It is predicted that little water will enter the leach pad material because of the low infiltration rate of the clay

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layer. As well, the clay layer will also act as a capillary break. This will have a further effect of reducing water entering the leach pads.

The drainage pipes will remain in place following closure to allow the leach pad to drain. They will be covered with a coarse layer of material and covered with soil and vegetated. This coarse layer will prevent the upward migration of any free seepage around the pipes.

Pregnant, Stormwater, and Emergency Ponds

The pregnant, stormwater, and emergency ponds occupy approximately 6.8 ha. All of the ponds will be removed at closure. All are lined. Any sediment in the bottom of the ponds will be removed and placed on the leach pad before the engineered cover is constructed on the pad. The liners will be removed to allow free drainage. They will be landfilled. The bottom of the ponds will be ripped to 30 cm depth to reduce compaction and ensure that the reclaimed areas will not become waterlogged. The ponds will be backfilled with broken concrete from other structures nearby that will be disassembled at closure and with material salvaged from the berms around the ponds. They will then be covered with topsoil or other mineral (non-mine waste) material and revegetated.

Infrastructure associated with the ponds will be removed and sold or recycled. The soils in the vicinity of the equipment will be assessed for contamination. Contaminated soils will be removed and placed on the leach pads before the engineered cover is installed.

Water Pipeline System/Filtration Gallery

The water system on the site includes a filtration gallery in the Rio Mulatos which brings water to the site. As well, a number of water tanks and water pumps are located on the site including in the camp area.

The water pipes located beneath the Rio Mulatos River bottom will be left in place as their excavation will cause an increase in sediment in the river which will have a detrimental effect on water quality and fish populations. The pump installation on the river bank will be removed and taken off site for disposal and the site rehabilitated. Care will be taken to minimize disturbance to the river bank. The river bank will be rip rapped adjacent to the water to reduce sediment entering the river. The areas upslope will be vegetated with native vegetation collected near the river and propagated in preparation for reclamation. The booster pumps will be removed at closure and sold.

Soils in the vicinity of the equipment will assessed for contamination from lubricants and fuels. They will be removed and disposed of based on local practices. All concrete will be removed and used to backfill the ponds that will be closed on site. The upper 20 cm of soil will be cultivated to remove compaction. The area will be seeded with native seed. As much of the areas associated with the pipeline requiring rehabilitation occur on sloping topography, care will be taken to prepare and seed the

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site before high rainfall events as these areas will be particularly sensitive to water erosion due to the sloping topography. As well, the soils along the slopes are moderately fine textured so they are also particularly subject to compaction and erosion, if handled or disturbed when they are wet.

The water storage tank, pipes, and accessory equipment will be dismantled and sold to local dealers. All bare surfaces will be broadcast seeded with native seed.

Clay Pit

The clay pit has been excavated to provide fine textured material for the base for the leach pads. The cut slopes of the clay pit are subject to erosion. The turnaround area at the pit base is highly compacted. This will be deep ripped. The cut slopes will then be resloped to result in a concave shape over the pit area to provide stability. The resloping will loosen the material which will provide a good seedbed. The soils in the clay pit are acidic, with a pH of 3.8. They will be broadcast limed and fertilized, as the subsoil material has low fertility. Liming should be successful, as the clay pit material is not acid-generating. Native seed will be broadcast. The resloping and the seeding will minimize surface dust and water erosion. The rehabilitated areas will be checked to assess plant establishment. Any bare spots will be reseeded and areas exhibiting erosion will be ameliorated.

Conveyor

The crushed ore is transported to the leach pads via a large conveyor system. This system consists of three conveyor belts. A road is located along the side of the conveyor. At closure, the conveyor system will be dismantled and sold. The concrete blocks will be disposed of in the leach pad ponds or ground to use in the gravel layer for the engineered covers. All ore spills will be cleaned up and the ore deposited on the leach pads before the engineered cover is installed.

Once the conveyor system has been removed, the surfaces on native soils will be ripped. The soils will be limed, if required, and broadcast seeded with native seed.

Crusher

The crusher operation consists of four crushers (primary, secondary, tertiary, and quaternary). It also includes the lime bins, a scalping screen, a maintenance facility, a water pond, roads, and other disturbed areas. Once the crushers, lime bins, and structures have been removed, all excess mine waste and ore material will be removed and placed on the leach pads prior to the pads being reclaimed. The pond liner will be removed and disposed of, off-site. The pond will be backfilled with broken concrete from the buildings foundation and then backfilled with material surrounding the pond. The site will then be graded to achieve a level surface.

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As the site has been exposed to the acid generating materials over the years, the soils will be limed. They will also be fertilized and seeded with native seed collected on-site.

Agglomerator System

The agglomerator system is located at the south leach pad. It includes the agglomerator, a conveyor system, cement silos, water and cyanide tanks, and other support infrastructure. As well, a storage building is located in the area. All of these structures will be dismantled and removed at closure and sold or recycled. Any remaining cyanide will be removed from the tank and disposed of according to the International Cyanide Management Code (2009b).The agglomerator system is connected to the grasshopper which will also be dismantled, removed from the site, and sold or recycled.

Ore material deposited as dust and as spillage occurs over the area and on the slope where it is dropped from the conveyor. All of the spilled and loose ore material will be removed from the surface and spread on the leach pads before they are reclaimed.

The ore dust and spillage is acid generating. Therefore, the soils following removal of the dust and spillage will be limed. The area will be compacted as a result of its use, so this area will be ripped to improve the site drainage and prevent ponding and surface water erosion. The reaction (pH) of the soils will be checked after lime application and ripping. They will then be broadcast fertilized, if required, and seeded with seeds collected on site. Shrubs and trees salvaged or grown for reclamation, will be planted in this area.

Buildings and Structures

There are number of different structures located on the site. These will be closed according to the nature of the structure. These are described below. Once the building and structures are removed, all of the sites will be reclaimed.

¡	Process Plant

The process plant is located adjacent to the south leach pad pregnant pond. The plant will be dismantled at closure. This facility includes a concrete building, fencing, a parking area, and other ancillary components.

At closure, the metal fencing will be removed and used on site to provide barriers where required, for example, around the pit. The metal stairs and other metal components will be removed off-site and recycled or sold. The interior components will be removed off-site and sold or disposed of according to local practices. The concrete blocks will be dismantled and will be used for retaining walls where required, for example around the pit, or will be used as backfill in the storm and/or emergency pond. Any remaining fuel and their tanks will be removed off-site and disposed of in a regulated landfill or recycled. The concrete foundation will be broken up and used as backfill for the storm and/or emergency ponds.

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When the structures have been removed, the site will be checked for contamination from fuel and lubricants from equipment. The contaminated material will be disposed of off-site in a regulated landfill. The infrastructure will be removed. The surface will be compacted so it will be ripped and revegetated similar to the other sites.

¡	Gas Tanks and Fuel Station

Gas tanks are located in various locations on the property. They are fenced and are located on concrete supports.

The fencing around the tanks will be removed and used on-site. The hoses and tank will be removed off-site and sold or used in another operation. The concrete supports will be broken up and used as backfill in the storm and/or emergency ponds. The sites will be checked for fuel contamination and any contaminated soils will be removed off-site and disposed of in a regulated facility. The sites will then be prepared and revegetated.

The gas station on site will be removed when it is no longer required. The fuel system for the gas station will be disconnected. The pumps and structure will be removed off-site. Efforts will be made to reuse and/or recycle any portions of the structure. The concrete will be removed, broken up and used as backfill where required on the site or will be ground to be used for the gravel barrier for the engineered covers for the leach pads or rock dumps. The belowground tank will be removed off site. The soils in the vicinity of the tank and pipes will be checked for fuel/hydrocarbon staining. Further investigation will be carried out if there is an indication of soil contamination. The site will be ripped and revegetated. Some topsoil and fertilizer will likely be required.

¡	Power Plants

There two power plants on site. They each consist of a building and several generators. At closure, the buildings and generators will be removed and sold or disposed of off-site in a regulated facility. The concrete pad below the generators and any other concrete will be broken up and used as backfill in the storm or emergency ponds or as gravel for the engineered covers. Any contaminated soils will be removed and disposed of according to standard practices.

¡	Buildings

There are several building located on the property including the office/warehouse/truckshop area, a cafeteria near the warehouse, and the old magazine buildings. There is a large storage area including for chemical storage. The soils lab is also located in this area.

At closure, all buildings, structures, and other materials will be removed and sold or recycled. Many of the buildings are made of metal and have metal roofs which will be

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recycled. Some buildings are made of concrete blocks. The concrete blocks will be broken and used as backfill or for the gravel barrier for the engineered cover. All chemicals will be removed off site and will be disposed of appropriately. The concrete foundations and the concrete building materials will be broken up and ground to be used to construct the gravel barrier for the engineered covers or will be disposed of in the ponds or on the waste dumps.

Any contaminated soil from the truck or equipment storage areas will be removed and disposed of according to standard practices. Once the various buildings are removed, the surface will be prepared ripped and revegetated.

¡	Camps, Cafeteria, Recreational Area, and Core Shack

There is a main camp, as well as, a camp at the site of the former clay pit. The main camp consists of several buildings including individual buildings for sleeping, as well as, a hospital, cafeteria, an office area, common areas, and a parking lot. There is also a core shack, an outdoor court for sports, and an airstrip.

A portion of the main camp will be dismantled at closure. Some buildings will be left for housing personnel who will remain on site for monitoring and other maintenance types of activities. The buildings which will not be required will be dismantled and removed from the site or sold to local buyers. The concrete foundations will be broken and ground and used to construct the gravel barrier for the engineered cover for the leach pads and the waste rock dumps or will be disposed of in the ponds or on the waste dumps.

Currently, the common areas between the buildings are reclaimed. The building sites and the portion of the parking lot that will no longer be used will be reclaimed. Gravel will be removed from the parking lot as part of site preparation for reclamation. This area and any areas below the former buildings will require ripping, topsoil, and fertilizer to promote successful revegetation.

The core shacks will be removed, as well as, the sports court and the airstrip. The concrete pad of the core shacks will be ground up to be used for the gravel layer for the engineered cover. The playing surface, bleachers, and any other structures will be removed off site. These materials will be recycled, if possible. The fencing may be needed on-site to reduce access, where required. This area will be ripped and topsoil and fertilizer will be required. It will be revegetated.

The air strip is gravel. Any loose gravel from the air strip will be removed and placed where it is required, for example, on remaining roads. The surface will then be ripped and some topsoil from the area will be spread on the airstrip before it is revegetated.

The temporary camp at the former clay pit will be removed and the site reclaimed. All facilities associated with the aboveground portion of the camp, will be removed. This area will be ripped and will likely need fertilizer at revegetation.

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Three sewage ponds are located on the east side of the airstrip. These will be allowed to dry out. The sediment will then be removed. Chemical analysis will be carried out on the sediment. If the sediment does not include any deleterious substances, it will be used as a soil amendment in reclamation. It will be mixed with the topsoil used in reclamation to increase the organic matter content of the soil. If the material is not suitable for use in reclamation, it will be removed and stockpiled next to the ponds. The pond liners will be removed and disposed of off-site or will be landfilled on-site. The sediment will then be redeposited back into the bottom of the ponds. The berms around the ponds will then be used to backfill the ponds. Once the ponds are at grade, they will be revegetated.

Site Roads

Roads occur throughout the Project area. Some roads will remain open for general monitoring of the site. The roads on the waste dumps will be closed similar to the other parts of the waste dump, that is, they will receive an engineered cover except where they are not required for monitoring.

Roads used in the mine operation, though they may not occur on mine waste materials, will have received dust from mine waste. It is likely that these roads may have a thin layer of dust that is acidic. Part of the preparation of the roads will include liming. Once the soils are limed, they will be ripped, fertilized, if required, and seeded with seed collected on-site.

The roads located in steep areas are subject to sloughing where the road cuts are vertical or nearly vertical. These eroding road banks are predominantly located along the road between the Rio Mulatos and the mine site. These banks are too steep for the establishment of vegetation. The cut banks will be resloped, where possible, to achieve a more stable slope and revegetated.

Tabacote Dam

The Tabocote Dam is lined at the north end of the structure with a HPDE liner and is fenced. Water pipes in the north end of the dam allow excess water from the adjacent uplands to the south, to flow through the pipes which exit the other side of the dam and continue below the waste dumps. This water flows through the pipes downstream to the Arroyo Mulatos. This dam will remain in place to reduce the amount of water that flows through the bottom of the dumps.

Water Treatment Plant

The water treatment system includes a Sludge Densification Plant (SDP) located west of the Escondida Pit on a mid-elevation bench. Water is pumped from the pond. The water meets Mexican discharge standards. The pond receives seepage and runoff water from the mine site. The treated water is released to the Rio Mulatos. Based on a 157 ha diversion and on rainfall data, 340 million gallons of acid mine drainage is predicted to flow annually to the collection pond. The pond holds 150,000 m3 of water.

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The source water pH is increased by mixing it with a lime slurry which promotes the precipitation of metals, such as, aluminum, manganese, and iron into insoluble carbonates The water is removed from the sludge. The sludge drops from the bottom of the plant onto a conveyor to a stockpile until it is ready for disposal in the waste rock piles or into the pit near the end of the mine life. It is estimated that there will be 30 tons/day of sludge. The water treatment plant will continue operating until it is no longer required.

Disturbance Areas

There are areas which have not been mined but are extensively disturbed. These are the areas where the large infrastructure and buildings have been located, such as the crusher system. These areas will be reclaimed once all of the infrastructure and buildings have been removed.

20.5.4     Monitoring and Reporting

Following closure of the site, a monitoring program will be set up. This will ensure that rehabilitation and reclamation are successful. An annual report will be produced on all monitoring activities and the results of the monitoring program.

20.5.5     Closure Costs

The costing of closure has been based on the assumption that the equipment required for the dismantling of structures, site preparation, and reclamation will be onsite. The costs of labor are based on those for the region. The closure costs have been estimated at $8,320,998 (Table 20.10).

Table 20.10 Costing of Closure
Facility	Cost (US$)
Mine Pits	347,047
Waste Dumps	2,503,655
Leach Pads	2,877,699

Water Treatment Plant and Pond	451,411
Other Facilities	2,141,186
Total	8,320,998

It should be noted that these costs are based on the best available information and on the costing review carried out for 2011 ARO. Annual maintenance costs of the water treatment plant are estimated at US$ 1,095,000. The cost of monitoring and laboratory analyses has been estimated at an additional US$ 70,000 annually.

20.6     Mine Water Balance

A water balance model was prepared by SRK Consulting using the GoldSim software program (SRK, 2012b) with a separate analysis of the impact of a power outage

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on the operation of the process ponds (SRK, 2012c). The water balance model incorporated all inflows and outflows of natural and mining-related sources, and simulated changes in the storage in the water-retaining structures, such as the Heap Leach Facility, pregnant leach solution ponds, intermediate solution ponds, stormwater ponds, process plant, Plaza de Toros reservoir, Tanque Gris, Fresh Water Pump Station, the three open pits, Waste Rock Dump area, Tabacote dam, North dam and Water Treatment Plant. A regional hydrological analysis compared precipitation measurements from gauges in the region to the Mulatos gauges, and estimated the precipitation associated with a range of return periods, allowing for the water balance to take into account the uncertainty and variability of the area’s precipitation events.

The water balance model included analysis of the current mine design as well as the anticipated conditions based on the planned mine closure in 2019. The calibration of the model indicated that the model was performing with satisfactory results, although a full calibration was not completed due to the lack of flow measurements and indeterminate pumping data.

Based on a 100-year, 24-hour storm event, the model indicated the potential for pond 6 to overflow; however the combined capacity of the six ponds was sufficient to contain all inflows. Results also indicated that potential overflows from the North dam based on the current water treatment capacity during peak inflows, and it was recommended that the model be updated with more recent data and calibrated to verify the North dam conditions, plus that pond sediment be included in a future version.

The water balance was also evaluated under a scenario of a power outage that was assumed to occur for 6 or 12 hours (SRK, 2012c). The model was run under two scenarios, which included planned irrigation and no irrigation. The results indicated potential overflows from the North ponds, but the combined ponds (North and South) had adequate capacity. During the power outage, water would have to be pumped from the North ponds to the South ponds to prevent an overflow. It was noted that if a 100-year, 24-hour storm event were to occur in addition to a power outage, the combined pond capacity may be exceeded.

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21.0 CAPITAL AND OPERATING COSTS

The Mulatos mine has been operating since 2005 and is a demonstrated low cost producer of gold.

Table 21.1 reflects key production statistics for the third quarter and year-to-date periods of 2012 and 2011 respectively. The heap leach portion of the Company’s production profile is considered to be at steady state, and planned per unit cost increases could result from cost inflation, waste-to-ore ratios and declining grades.

Apart from capital projects associated with underground development and development of new mine areas, there are no other large scale capital projects planned at this time. The Mulatos Mine requires approximately US$ 10 million per year in sustaining capital and this is generally used for minor upgrades, to replace equipment that is no longer efficient, and for certain other infrastructure and administrative improvements such as camp upgrades. Any additional capital incurred is subject to detailed cost-benefit analysis and required to meet pre-set returns on investment and payback periods.

As shown in Table 21.1, gold production in the first nine months of 2012 totaled 132,200 ounces compared to 106,500 ounces in the first nine months of 2011. Tables 21.2 and 21.3 highlight operating costs per tonne and per ounce for the Mulatos Mine for the third quarters of 2012 and 2011 and the year-to-date period. The total cost per tonne of ore was US$ 12.06 for the first nine months of 2012 compared to US$ 10.77 in the same period of 2011. Exclusive of royalties, cash operating costs were US$ 359 per ounce and US$ 382 per ounce sold in the third quarters of 2012 and 2011 respectively.

Table 21.1 Production Summary
Production Summary	Q3 2012	Q3 2011	Q3 YTD 2012	Q3 YTD 2011
Ounces produced(1)	43,500	33,000	132,200	106,500
Crushed ore stacked on leach pad (tonnes)(2)	1,345,000	1,255,000	4,056,000	3,697,000
Grade (g/t Au)	1.25	1.35	1.19	1.29
Contained ounces stacked	54,000	54,500	155,200	153,300
Crushed ore milled (tonnes)	49,100	—	118,700	—
Grade (g/t Au)	13.25	—	11.67	—
Contained ounces milled	20,900	—	44,500	—
Ratio of total ounces produced to contained Ounces stacked and milled	58%	61%	66%	70%
Total ore mined (tonnes)	1,399,000	1,360,000	4,167,000	3,853,000
Waste mined (tonnes)	750,000	1,385,000	2,538,000	2,875,000
Total mined (tonnes)	2,149,000	2,745,000	6,705,000	6,728,000
Waste-to-ore ratio	0.54	1.02	0.61	0.75
Ore Crushed per day (tonnes)—combined	15,200	13,500	15,200	13,500

(1) Reported gold production for Q3 2011 and YTD 2011 has been adjusted to reflect final refinery settlement. Reported gold production for Q3 2012 and YTD 2012 is subjected to final refinery settlement and may be adjusted

(2) Excludes mill tailings stacked on the heap pad during the period.

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Table 21.2 Cost per Tonne Summary
Costs per tonne summary	Q3 2012(1)	Q3 2011(2)	Q3 YTD 2012(1)	Q3 YTD 2011(2)
Mining cost per tonne of material (ore and waste)	$2.87	$1.83	$2.66	$1.97
Waste-to-ore ratio	0.54	1.02	0.61	0.75
Mining cost per tonne of ore	$4.41	$3.70	$4.28	$3.45
Crush/conveying cost per tonne or ore	$2.64	$2.56	$2.34	$2.50
Processing cost per tonne of ore	$4.80	$3.36	$3.49	$2.85
Mine administration cost per tonne of ore	$2.03	$1.85	$1.95	$1.97
Total cost per tonne of ore (1) (2)	$13.88	$11.47	$12.06	$10.77

(1) Q3 and YTD 2012 cost per tonne reflects total costs related to crushed ore stacked on the leach pad and crushed ore milled on a blended basis

(2) Q3 and YTD 2011 cost per tonne figures represent costs related crushed related crushed ore stacked on the leach pad only

Table 21.3 Cash Operating Cost Reconciliation
Cash operating cost reconciliation	Q3 2012	Q3 2011
Total cost per tonne of ore	$13.88	$11.47
Ore stacked/milled (tonnes)	1,394,100	1,255,000
Total cost	$19,350,100	$14,395,000
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	($3,831,100)	($3,921,000)
Mining and processing costs allocated to ounces sold as reported on income statement	$15,519,000	$10,474,000
Ounces sold	43,255	27,450
Cash operating cost per ounce sold	$359	$382

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22.0    ECONOMIC ANALYSIS

A cash flow model was prepared. The economic analysis uses a gold sales price of US$ 1,300 per ounce and a silver sales price of US$ 22.50 per ounce.

Table 22.1 shows the impact that an increase or decrease in the gold price of 5, 10, 15 and 20 percent has on the net present value calculation.

Table 22.1 NPV Sensitivity
Sensitivity	-20%	-15%	-10%	-5%	Base	5%	10%	15%	20%
Gold Price	-43.63%	-32.48%	-21.60%	-10.80%	0.00%	10.80%	21.60%	32.40%	43.20%
Operating Cost	14.27%	10.70%	7.13%	3.57%	0.00%	-3.57%	-7.13%	-10.70%	-14.66%
Capital Cost	8.66%	6.50%	4.33%	2.17%	0.00%	-2.17%	-4.33%	-6.50%	-8.66%

The project’s net present value, using a five percent discount rate, sensitivity relative to incremental changes in gold price and costs is shown in Figure 22.1.

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As seen in Tables 22.1, a ten percent increase in the gold price increases the project’s net present value 21.60 percent at a 5 percent discount rate, a ten percent increase in the operating cost and capital cost decreases the NPV 7.13 percent and 4.33 percent respectively. The project is most sensitive to gold price and least sensitive to capital cost.

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23.0    ADJACENT PROPERTIES

Mineral rights for all claims in and around the Mulatos ore body are controlled by Alamos. A majority of the Mulatos ore body is positioned on the Nuevo Mulatos claim (Estrella); however, a number of other claims surround or are in close proximity to the Nuevo Mulatos claim and still represent excellent exploration potential. Alamos also controls the Salamandra claim block and several other large concessions, which are located within 10-15 kilometers from the Mulatos deposit. A total of 30,566 hectares of mineral concessions are controlled by Alamos.

The Salamandra/Mulatos Properties consist of the Mulatos deposit area, which includes the Estrella, El Salto, Mina Vieja, Escondida, Gap, El Victor, San Carlos, and Puerto del Aire deposits/zones and a minimum of eight satellite gold systems known as El Halcon, La Yaqui, Los Bajios, El Jaspe, La Dura, Cerro Pelon, El Realito, and El Carricito within the larger Salamandra claim group. Numerous smaller areas of hydrothermal alteration similar to those known to host gold mineralization are also present in the district; they were generally subject of sporadic exploration in the past but are now being re-activated/re-evaluated by Alamos in view of recent geological development/interpretation.

Exploration on the satellite gold systems ranges from early stages of mapping and surface sampling, to drill target selection, to delineation/definition drilling. During the last few years two of these areas, namely the La Yaqui and Cerro Pelon deposits were advanced to resource and reserves delineation and are the focus of advanced economic evaluation.

La Yaqui

Precious metal mineralization at La Yaqui is associated with intense silicic alteration (locally vuggy) and advanced argillic alteration. The present gold bearing host rock, due in good part to the nature of the protolith, notably its relative porosity and its intense fracturing, is now almost completely oxidized with dominance of hematite, limonite and goethite. The La Yaqui deposit is drill defined and no direct extensions are anticipated.

The indicated mineral resource at La Yaqui is 1.639 million tonnes at 1.53 g/t gold for 80,623 ounces of gold, at a 0.3 g/t gold cut-off. 98.5 percent of the gold and silver resource ounces are located in the oxide portion of the deposit, with the remaining 1.5 percent of the ounces located in the transition zone. There are no mineral resources in the sulfide portion of the deposit.

The in-pit reserves are 1,574,000 tons at a gold grade of 1.577 g/t containing 79,800 ounces based on a 0.30 g/t cutoff grade.

Using a simplified plant design and assuming a three (3) year mine life the capital costs are estimated at $4.6 million.

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Cerro Pelon

Precious metal mineralization at Cerro Pelon is associated with intense silicic alteration (locally vuggy), advanced argillic alteration and hydrothermal breccia geological units. The gold bearing host rock, due in good part to the nature of the protolith, notably its relative porosity and its intense fracturing, is now almost completely oxidized with dominance of hematite, limonite and goethite. The central part of the Cerro Pelon deposit is well defined by drilling with most resource reporting in the measured and indicated category.

The indicated mineral resource is contained within an open pit optimized with a US$ 925/oz gold price. At a 0.3 g/t gold cut-off grade, the indicated mineral resource is 2.798 M tonnes at an average gold grade of 1.60 g/t gold for a total of 143,935 ounces of gold. The in-pit reserves are 2,673,000 tons at a gold grade of 1.64 g/t containing 140,525 ounces of gold. The life of mine strip ratio (waste:ore) is 2.13:1.

At regional scale, stream/soil sediments geochemistry has been an excellent tool for target delineation and easily identified the main targets present in the district (Figures 23.1 and 23.2); this sampling method is still used systematically during the early part of project evaluation. The anomalous geochemical areas coincide well with areas of advanced argillic and silicic alteration as depicted on the regional alteration map presented in Figure 23.3. It should also be pointed out that both geochemical anomalies and altered areas are present where the intermediate volcanic stratigraphy is exposed (Figure 23.4), additional potential to find hidden mineralized zones remains excellent in the district. This is well demonstrated by the discovery of the Puerto del Aire and Gap zones around the Mulatos deposit which are underneath post-mineral lithologies.

Alamos is investing a substantial portion of its yearly exploration budget, which has been ranging from US$ 5-10 million in the last 3 to 4 years, in evaluating the regional targets and future discovery of economic satellite deposits are expected.

The only other active exploration company in the district is Agnico-Eagle Mines Ltd (“Agnico”), which controls approximately 58,000 hectares of mining concessions that include the La India and Tarachi exploration projects, located some 15 km to the northwest of the Mulatos mine (La Cieniquita, La Cruz, and La Viruela targets on Figure 23.1). The La India project contains areas of similar alteration and mineralization to portions of the Salamandra Alamos property, and is currently undergoing mine construction prior to production. Agnico reports a 43-101 compliant probable reserve of 900,000 ounces of gold (44.6 million tonnes at 0.6 g/t gold).

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24.0    OTHER RELEVANT DATA AND INFORMATION

All relevant information regarding the update report for the Mulatos project is given in other sections of this report.

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25.0    INTERPRETATION AND CONCLUSION

25.1	Exploration

The Mulatos District mineral deposits are large epithermal, high-sulfidation, disseminated gold deposits hosted within a mid-Tertiary age dacite, rhyodacite and associated volcaniclastic rocks within dacitic dome complexes and intrusive centers. Gold mineralization is closely associated with silicic alteration and advanced argillic alteration within large areas of argillic alteration. High-grade gold mineralization, consisting of late stage native gold, is locally present.

The majority of exploration expenditures and activities to date have been directed toward the Mulatos deposit and near-mine targets. Significant exploration potential exists elsewhere in the district within ten areas of extensive alteration similar to the deposit currently being mined, a significant portion of which have mineralized drill hole intercepts.

25.2	Mineral Resource

The current amount of available drill hole data is considered sufficient to undertake the estimation of a mineral resource to industry standards. This mineral resource estimate is considered to be an adequate and realistic representation of the in-situ mineralization based on the available drill hole data and current geologic understanding.

The alteration intensity, with units of argillic, advanced argillic, silica, and vuggy silica, represent the geologic controls on gold mineralization at Mulatos. The increasing average gold grades with increasing alteration intensity, is a pattern that is consistently observed throughout the different domains.

The quality of the variograms was considered adequate overall. However, the variograms for domains 6 (PdA Northeast), 9 (Mulatos East), and 10 (PdA Northeast Extension) would benefit from a tighter spaced drilling pattern. In-fill drilling would bring better definition in the short scale structure of the variograms for those domains, thus providing greater confidence in the variogram models.

The variographic analysis of gold grades in the Mulatos Mine Area identified various principal orientations of better grade continuity. In some cases the better directions of gold grade continuity are along a north-northwest orientation in the low intensity alteration units and to the northeast for the higher intensity alteration units per domain. This was observed in the Estrella, Puerto del Aire (PdA), and PdA Northeast domains. A northeast direction of better gold grade continuity is found for all alteration units of the Mine Vieja domain, while a north-northwest direction of better gold grade continuity is found for all alteration units of the Escondida, Escondida High-Grade, and Mulatos East.

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In the comparison of the December 31, 2011 mineral resource with the December 31, 2010 mineral resource, the total ounces of measured and indicated material, exclusive of mineral reserves, have been replaced when accounting for mining during 2011. These new mineral resources stem mainly from the recent drilling in the north El Victor and San Carlos areas. Drilling in north El Victor has better defined the mineralized orebody, while drilling in San Carlos has extended gold mineralization down plunge. The 2011 drilling in the PdA Northeast Extension area has only marginally contributed to the replacement of the mineral resources.

To account for reasonable expectancy of economic extraction, the mineral resource at the Mulatos Mine Area and San Carlos was reported at an elevated cut-off grade of 0.5 g/t Au, in line with past reporting. This cut-off grade represents more than twice the breakeven cut-off grade. Additional mineral resources identified in El Victor and San Carlos, in 2011, have been constrained within an open pit shell optimized at a $1350/oz Au price.

The satisfactory verification of the grade estimates confirmed the adequate representation of the mineral resource at Mulatos. No global or local bias was observed and grade profiles were correctly reproduced.

25.3	Mining

25.3.1	Open Pit Mine

Based on the comparison of mine production blast hole statistics and the mineral resource model, the mineral resource model is representative of the mined tonnage and grade. It is reasonable that no additional dilution is added to the mineral resource model in order to represent the mined tonnage and grade.

The long range mine plan is reasonable and achievable provided that all permits and permissions are received for the mine areas outside of the main pit currently being mined. Mining of the outside areas is scheduled to begin in late 2013 for Victor and San Carlos and 2015 for Pelon and Yaqui.

25.3.2	Underground Mine

Underground mining can economically recover portions of the high grade mineralization at San Carlos and Escondida that are outside the ultimate economic pit limit. The primary mining method used will be long hole open stoping with delayed backfill (LHOS). This will be supplemented by a modified drift and fill method where the thickness of economic mineralization does not permit LHOS.

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25.4	Heap Leach Facility

The heap leach pad and associated process and event ponds have been constructed with lining systems designed to meet accepted environmental standards in North America. Ore is being conveyor-stacked and leached on the heap leach pad using industry-accepted methods and practices. Process and event ponds have sufficient capacity to contain heap leach solution and additional fluids from upset events, such as power and pump outages and severe storm events, using industry-accepted design standards and assumptions appropriate for the currently-constructed heap. Geotechnical stability analyses completed to model both static and earthquake loads indicate that the heap, as currently stacked, is physically stable. In summary, both the operating history and current practices support the conclusion of little risk of interruption of processing associated with the heap leach facility.

Thirty four (34) million tonnes of ore have been stacked and processed on combined Phases 1 and 2 of the heap leach facility. Under current plans, there is an additional capacity of about 40 to 45 million tonnes of ore on the heap available through use of a combination of inner-lift liners within the heap and an identified new expansion area southeast of the Phase 1 leach pad. Adherence to recommendations in Section 26 regarding stability analyses and fluid management will assure that the proposed expansions will continue to maintain acceptable operational risks associated with the heap leach facility.

25.5	Environmental

The mining operations have all necessary environmental permits in place. No risk associated with permit extensions is anticipated.

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26.0    RECOMMENDATIONS

26.1	Exploration

¡	Continue infill and step-out drilling to expand the Mulatos deposit and near-mine resource areas, particularly at the San Carlos project area.

¡

Continue infill and expansion drilling on high gold grade targets potentially amenable to combined gravity and tails heap leach processing. High-grade deposits such as Escondida are small and difficult to find, but have high unit value and provide additional mill feed.

¡	Develop and test grassroots and early stage targets in the district.

¡	Continue to advance mid-stage exploration projects in the district where mineralized intercepts have been previously identified.

¡	Evaluate processing options for sulphide material, as additional resource additions will tend to be sulfide-dominant.

26.2	Mineral Resource

The wider spacing observed in domains 6 (PdA Northeast), 9 (Mulatos East), and 10 (PdA Northeast Extension), brings less confidence in the mineral resources in those locations. To upgrade these resources to a higher confidence level, it is recommended that tighter spaced in-fill drilling be carried out in those domains. This would also benefit the modeling of variograms of alteration units in those domains.

The lithology model has only been partially updated for this study, with the post-mineral contact being re-modeled. Although the lithology model is not critical to the estimation of mineral resources, an overall update of the various lithologic contacts is recommended for future mineral resource studies.

The specific gravity values utilized for the Mulatos Mine Area are based on determinations utilized for the 2004 Feasibility Study. It is recommended that a statistical analysis of all specific gravity data available for the Mulatos Mine Area be conducted prior to the reporting of a new mineral resource estimate.

The current approach selected for reporting the “base case” mineral resource is to utilize a higher gold grade cut-off that approximately represents twice the breakeven cut-off grade. It is recommended that the reporting within an “optimistic” open pit as well as within possible underground stopes be investigated in future studies.

The gold recovery data is “spotty” in some areas and the gold recovery model would benefit from a more even distribution of measurements. It is thus recommended

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that an exercise looking at the possibility of adding gold recovery analyses in those areas be investigated.

Some silver is recovered as a by-product at Mulatos. It is recommended that the estimation of silver grades be performed for all domains. Currently only the El Victor, PdA Northeast Extension, and San Carlos areas have re-estimated silver grades since the 2004 Feasibility Study.

26.3	Mining

26.3.1	Open Pit

The following recommendations are made in regards to open pit mining:

¡	Continue the reconciliation between the resource models and mine production.

¡

Continue to update the long range mine plan on an annual basis as resource models are updated with new information. The long range plan should include waste and stockpile planning along with revisions to projected equipment requirements.

¡	Complete the process to allow mining to commence in the areas of Victor, San Carlos, Yaqui and Pelon.

26.3.2	Underground Mine

The company should pursue the following recommendations to facilitate timely and efficient extraction of the underground reserves:

¡	Assemble an underground team of managers, geologists and engineers to direct the contractors operations and provide technical support.

¡	Solicit proposals from qualified contractors with experience at similar projects in Mexico.

¡	Complete the geologic and geotechnical assessment of the San Carlos river crossing.

¡	Initiate final design of the underground facilities.

26.4	Recovery Methods

Additional metallurgical testing and studies to optimize the process are recommended on samples from Estrella, San Carlos, El Victor. Column leach tests on representative samples from Yaqui are also recommended.

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26.5	Heap Leach Facility

¡

Past heap stability analyses have evaluated stability assuming a maximum heap elevation of 1523 m and considering an upper inter-lift liner at El.1488 m. With a currently planned heap crest elevation of 1572 m, and additional inter-lift liners planned at El. 1530 m and 1551 m, Golder recommends updating the stability analyses to consider these changed design parameters for conditions of both static and earthquake loading.

¡	Golder recommends that the leach pad stability model also be updated to include the stability of the Southeast expansion of the leach pad under both static and earthquake loading conditions.

¡

The inter-lift liners installed in the heap will settle as ore is stacked above the liners. Golder recommends that settlement and stability analyses be completed to assure that, under planned heap loading: (1) grades of inter-lift liners do not flatten to less than design grades for pipe flow estimates, and (2) grades of inter-lift liners do not steepen to steeper than that assumed for stability analyses.

Golder recommends that a HLF Operating Manual (OM) be developed that documents consistent design criteria and operating procedures. The Operating Manual would include a Water Management Plan that would expand the existing Mulatos Water Balance so that it could be used as a predictive tool. The Water Management Plan would define consistent design criteria for pond sizing, confirm that there is adequate storage capacity available to contain water during design upset conditions, and outline emergency actions during upset conditions.

26.6	Environmental

The water balance prepared for the site indicated that capacity of the water management system would be exceeded should a 100-year, 24-hour storm event and a power outage occur simultaneously. It is recommended that the pond sediment volumes be incorporated into the water balance and that the model be updated with the current water treatment plant flows and precipitation, and then recalibrated. A water management plan that includes protocol for data collection and interpretation, plus systematic monitoring and responses based on system capacity, should be prepared.

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27.0    REFERENCES

Alamos, 2008. Interlift Liner Study and Stacking Plan. Plan prepared by Alamos Gold Inc. for the Mulatos Mine. March 15, 2008.

AGRA Ambiental (S,A, de C.V.). 1995. Flora and Vegetation of the Mulatos Region, Sonora. Prepared for Can-Mex. Mexico.

AGRA, 1996. Stability Analyses, Heap Leach Facility, Mulatos Project, Sonora, Mexico. Report prepared by AGRA Earth & Environmental, Inc. for Placer Dome US, Inc. November 1996.

AGRA, 1997. Design Report, Heap Leach Facility, Mulatos Project, Sonora, Mexico. Report prepared by AGRA Earth & Environmental, Inc. for Minera San Agusto, SA, de C.V. February 1997.

Austin, D., Lechner, M.J., Marek, John., Malhotra, D., Drielick, T., Clark, D.A., Technical Report – The Estrella Pit Development, Mulatos Sonora Mexico, 189 pages, June 17, 2004.

Blair, Keith, Mulatos Project, San Carlos Area - Resource Model Update - Introductory Memorandum. 30 pages, December 27, 2010.

Blair, Keith, Mulatos Project, San Carlos Area – 2006 to 2010 Assay QC Review. 33 pages, March 27, 2011.

ICMI (International Cyanide Management Institute). 2009a. International Cyanide Management Code. www.cyanidecode.org.

ICMI (International Cyanide Management Institute). 2009b. Implementation Guidance for the International Cyanide Management Code. www.cyanidecode.org.

Knelson Research & Technology Centre, Metallurgical Test Report, Minas de Oro Nacional, Mulatos, March 20, 2008

Knelson Research & Technology Centre, Metallurgical Test Report, Minas de Oro National, Revised Draft, August 20, 2008

Jutras, Marc, Technical Report on the Mulatos Mine Area, Sonora State, Mexico. Mineral Resource Estimation. 102 pages, May 2, 2011

M3 Engineering & Technology Corp._2004b. Alamos Gold Inc. Mulatos Feasibility Study Phase One – Estrella Pit Book 1 – Executive Summary. Prepared for Minas de Oro Nacional, S.A. de C.V. June 2004. Arizona, USA.

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M3 Engineering & Technology Corp. 2004c. Alamos Gold Inc. Mulatos Feasibility Study Phase One – Estrella Pit Book 2 – Geology and Mining. Prepared for Minas de Oro Nacional, S.A. de C.V. June 2004. Arizona, USA.

M3 Engineering & Technology Corp. 2004d. Alamos Gold Inc. Mulatos Feasibility Study Phase One – Estrella Pit Book 3 – Metallurgy, Process Plant, Support Facilities, Environmental & Legal. Prepared for Minas de Oro Nacional, S.A. de C.V. June 2004. Arizona, USA

M3 Engineering and Technology Corp. and M3 Mexicana. 2004. Technical Report. The Estrella Pit Development Mulatos Sonora Mexico. Prepared for Alamos Gold, Inc. and Minas de Oro Nacional, S.A. de C.V. June 2004. Arizona, USA and Hermosillo, Mexico.

Metallurgical Lab Minas de Oro Nacional, Alamos Gold, Inc., 7.0 San Carlos, July 2011

METCON Research, Column Leach Study on Mixed and Sulfide Samples, Volume 1, prepared for Minas de Oro Nacional S.A. de C.V., October 2008

METCON Research, Confirmatory Metallurgical Study, prepared for Minas de Oro Nacional S.A. de C.V., October 2007

METCON Research, La Escondida Mill Project, Metallurgical Study, prepared for Minas de Oro Nacional S.A. de C.V., December 2008

Laboratorio Quimico y Metalurgico MON, Minas de Oro Nacional S.A. de C.V., A Wholly owned subsidiary of Alamos Gold Inc., Metallurgical Study, El Victor Mixed, prepared for Toren Olson, Manager Technical Services, August 2010.

Laboratorio Quimico y Metalurgico MON, Minas de Oro Nacional S.A. de C.V., A Wholly owned subsidiary of Alamos Gold Inc., Metallurgical Study, El Victor Sulfide, prepared for Toren Olson, Manager Technical Services, August 2010.

Laboratorio Quimico y Metalurgico MON, Minas de Oro Nacional S.A. de C.V., A Wholly owned subsidiary of Alamos Gold Inc., “Cerro Pelon” Project, Metallurgical Study, prepared for Toren Olson, Manager Technical Services, August 2010.

Laboratorio Quimico y Metalurgico MON, Minas de Oro Nacional S.A. de C.V., A Wholly owned subsidiary of Alamos Gold Inc., Metallurgical Study, Gravity Concentration-ILR Leach, prepared for Toren Olson, Manager Technical Services, November 2011.

Morin, K.A. and N.M. Hutt. 1995. Assessment of the Potential for Acidic Drainage and Metal Leaching at the Mulatos Project, Sonora, Mexico: Phase 1 – Static Tests. Prepared for: Placer Dome U.S. Inc. Nevada.

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Morin, K.A. and N.M. Hutt. 1996. Assessment of the Potential for Acidic Drainage and Metal Leaching at the Mulatos Project, Sonora, Mexico: Phase 3 – Prediction of Drainage Chemistry by Minesite Component. Prepared for: Minera San Augusto, S.A. de C.V. Hermosillo, Mexico.

Rescan, 2008. Mulatos Project: Closure, Decommissioning, and Reclamation Plan. Report prepared for Alamos Gold, Inc. by Rescan Environmental Services Ltd. May 2008.

Resource Development Inc., Metallurgical Testing of San Carlos Samples, November 7, 2011

SGS Canada Inc., A Gold and Tellurium Mineralogy Study of Four Samples from Minas de Oro Project, prepared for Minas de Oro Nacional, S.A. de C.V., Project 13324-001 Final Report, December 2, 2011

SGS Lakefield Research Limited, An Investigation of the Recovery of Gold and Silver from Mulatos Project Samples, Final Report, April 26, 2007

SRK, 2008. Alamos Gold Inc. Minas De Oro Nacional, Mulatos Project, Heap Leach Facility Stacking Plan. Report prepared for Alamos Gold Inc. by SRK Consulting. December 2008.

SRK, 2009. Alamos Gold Inc. Minas De Oro Nacional, Heap Leach Facility Expansion, Design Report, Mulatos Project. Report prepared for Alamos Gold Inc. by SRK Consulting. December 2009.

SRK, 2012a. Mulatos Mine, Conceptual Closure Plan. Report prepared for Minas de Oro Nacional S.A. de C.V., Mulatos Mine by SRK Consulting. August 21, 2012.

SRK, 2012b. Water Balance for Mulatos Mine. Technical memorandum prepared for Minas de Oro Nacional S.A. de C.V. by SRK Consulting. August 27, 2012.

SRK, 2012c. Mulatos Water Balance – Consideration of Power Outage. Technical memorándum prepared for Minas de Oro Nacional S.A. de C.V. by SRK Consulting. August 30, 2012.

USEPA (US Environmental Protection Agency). 1994a. Technical Report Treatment of Cyanide Heap Leaches and Tailings. Washington, DC.

USEPA (US Environmental Protection Agency). 1994b. Cyanide Heap Leach Tailings Impoundments Closure. Draft. Washington, DC.

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United States Geological Survey, 2011, Open-file report 2010-1083-F, Seismicity of the Earth 1900-2010, Mexico and Vicinity, compiled by Harley M Benz et al., Revised September 2011.

Water Management Consultants, 1997. Mulatos Project Baseline Hydrology Report. Prepared for Minera San Augusto, S.A. de C.V. January. 274 p.

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28.0 APPENDICES

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APPENDIX 1

Golder Associates Figures

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PHASE 1 SOUTH INTERMEDIATE SOLUTION POND
ARD PLANT
PHASE 1 SOUTH PREGNANT SOLUTION POND
PHASE 1 SOUTH STORM EVENT POND
SOLUTION CONVEYANCE PIPELINE CORRIDOR
APPROXIMATE LIMITS OF HEAP LEACH FACILITY
STORMWATER DIVERSION CHANNEL
PHASE 1 SOUTH HEAP LEACH FACILITY
PHASE 2 NORTH HEAP LEACH FACILITY
PHASE 2 NORTH PREGNANT SOLUTION POND
PHASE 2 NORTH INTERMEDIATE SOLUTION POND
PHASE 2 NORTH STORM EVENT POND
1
2
3
4
5
6
LEGEND
EXISTING TOPOGRAPHY (2m CONTOUR INTERVALS) (NOTE 1)
PROCESS OR EVENT POND WITH DESIGNATION
NOTES
1. EXISTING TOPOGRAPHY PROVIDED BY MINA MULATOS AS AN ELECTRONIC FILE DATED NOVEMBER 6, 2012; FILENAME "CONTORNOS ACTUAL PATIOS 05-12-12.dxf".
MINAS DE ORO NACIONAL, S.A. DE C.V.
MULATOS 2012 UPDATE
SONORA, MEXICO
GENERAL HEAP LEACH FACILITY
GENERAL ARRANGEMENT, 2012
Golder Associates
FIGURE 1

PHASE 1 SOUTH
HEAP LEACH PAD

PHASE 1 HEAP LEACH FACILITY CONSTRUCTION AS OF 2010

REFERENCE FIGURE 1
2m EXISTING GROUND CONTOURS

EXISTING GROUND
INTERLIFT LINER 2
SURFACE OF HEAP LEACH PAD (AS OF MAY, 2012)
SURFACE OF HEAP LEACH PAD (AS OF DECEMBER, 2010)
INTERLIFT LINER 2 - APPROXIMATE ELEV. 1467
INTERLIFT LINER 1
HEAP LEACH PAD BASE GEOMEMBRANE LINER
HEAP LEACH PAD BASE GEOMEMBRANE LINER
EXISTING GROUND
ELEVATION (m)
HORIZONTAL DISTANCE (m)

SCHEMATIC SECTION OF PHASE 1 HEAP LEACH FACILITY CONSTRUCTION AS OF 2010 (1/2)

NTS

REFERENCE FIGURE 1

LEGEND

- 1450 — EXISTING TOPOGRAPHY (2m CONTOUR INTERVALS) (NOTE 1)
- EXISTING HEAP LEACH PAD TOPOGRAPHIC PROFILE AS OF DECEMBER 2010
- EXISTING HEAP LEACH PAD TOPOGRAPHIC PROFILE (NOTE 1)

NOTES

1. EXISTING TOPOGRAPHY PROVIDED BY MINA MULATOS AS AN ELECTRONIC FILE DATED NOVEMBER 6, 2012; FILENAME "CONTORNOS ACTUAL PATIOS 05-12-12.dxf".

PROJECT: MINAS DE ORO NACIONAL, S.A. DE C.V.
MULATOS 2012 UPDATE
SONORA, MEXICO

SCHEMATIC SECTION OF PHASE 1 HEAP LEACH FACILITY CONSTRUCTION

Golder Associates

FIGURE 2

FUTURE PAD EXPANSION
(44,800 m² PLAN PROJECTION)
PROCESS AREA
1
2
3
PHASE 1
(SOUTH PAD)
PHASE 2
(NORTH PAD)
4
5
6
LEGEND
EXISTING TOPOGRAPHY (2m CONTOUR INTERVALS) (NOTE 1)
FINAL HEAP TOPOGRAPHY (2m CONTOUR INTERVALS) (NOTE 2)
1467 INTERLIFT LINER (256,350 m²)
1488 INTERLIFT LINER (418,500 m²)
1530 INTERLIFT LINER (189,580 m²)
1551 INTERLIFT LINER (105,440 m²)
FUTURE PAD EXPANSION (44,800 m² PLAN PROJECTION)
PROCESS OR EVENT POND WITH DESIGNATION
NOTES
1. EXISTING TOPOGRAPHY PROVIDED BY MINA MULATOS AS AN ELECTRONIC FILE DATED NOVEMBER 6, 2012; FILENAME "CONTORNOS ACTUAL PATIOS 05-12-12.dxf".
2. FINAL HEAP TOPOGRAPHY PROVIDED BY MINA MULATOS AS AN ELECTRONIC FILE DATED NOVEMBER 6, 2012; FILENAME "FinalHeapConfig.dwg".
MINAS DE ORO NACIONAL, S.A. DE C.V.
MULATOS 2012 UPDATE
SONORA, MEXICO
HEAP LEACH FACILITY FINAL PLANNED HEAP SURFACE
Golder Associates
FIGURE 3

Minas de Oro Nacional, S.A. de C.V., Mulatos Project - Technical Report Update (2012)

Appendix 2

Variogram Models

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APPENDIX 2

Figure I.1 Variogram model of gold grades for the argillic alteration unit of the Estrella domain.

Figure I.2 Variogram model of gold grades for the advanced argillic alteration unit of the Estrella domain.

1

Figure I.3 Variogram model of gold grades for the silica alteration unit of the Estrella domain.

2

Figure I.4 Variogram model of gold grades for the vuggy silica alteration unit of the Estrella domain.

3

Figure I.5 Variogram model of gold grades for the argillic alteration unit of the Escondida domain.

4

Figure I.6 Variogram model of gold grades for the advanced argillic alteration unit of the Escondida domain.

5

Figure I.7 Variogram model of gold grades for the silica alteration unit of the Escondida domain.

6

Figure I.8 Variogram model of gold grades for the silica alteration unit of the Escondida domain.

7